As confidentially submitted to the Securities and Exchange Commission on December 4, 2020. This Amendment No. 2 to the confidential draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Poshmark, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	5961	27-4827617
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

203 Redwood Shores Parkway, 8th Floor

Redwood City, California 94065

(650) 262-4771

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Manish Chandra

Chief Executive Officer

Poshmark, Inc.

203 Redwood Shores Parkway, 8th Floor

Redwood City, California 94065

(650) 262-4771

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Anthony J. McCusker Heidi E. Mayon Goodwin Procter LLP 601 Marshall Street Redwood City, California 94063 (650) 752-3100	Anan Kashyap Poshmark, Inc. 203 Redwood Shores Parkway, 8th Floor Redwood City, California 94065 (650) 262-4771	Alan F. Denenberg Emily Roberts Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A Common Stock, $0.0001 par value per share	$	$

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued                     , 2021

             Shares

Poshmark, Inc.

Class A Common Stock

This is an initial public offering of shares of Class A common stock of Poshmark, Inc.

Prior to this offering, there has been no public market for the Class A common stock. It is currently estimated that the initial public offering price per share will be between $             and $            . We intend to list the Class A common stock on the             under the symbol “POSH.”

We have two classes of common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except voting and conversion rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to 10 votes and is convertible at any time into one share of Class A common stock. The holders of our outstanding Class B common stock will hold approximately     % of the voting power of our outstanding capital stock following this offering, with our directors and executive officers and their affiliates holding approximately     %.

We are an “emerging growth company” as defined under the federal securities laws, and, as such, we have elected to comply with reduced reporting requirements for this prospectus and may elect to do so in future filings.

See “Risk Factors” beginning on page 15 to read about factors you should consider before buying shares of the Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to Poshmark	$	$

(1)	See the section titled “Underwriting” for additional information regarding compensation payable to the underwriters.

To the extent that the underwriters sell more than              shares of Class A common stock, the underwriters have the option to purchase up to an additional              shares from us at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                 , 2021.

MORGAN STANLEY	GOLDMAN SACHS & CO. LLC	BARCLAYS

STIFEL	WILLIAM BLAIR	RAYMOND JAMES	COWEN	JMP SECURITIES

                    , 2021

OUR MISSION IS TO PUT PEOPLE AT THE HEART OF COMMERCE, EMPOWERING EVERYONE TO THRIVE 70M TOTAL USERS (1) $4B TOTAL GMV (1) 130M+ ITEMS SOLD (1) 20.5B SOCIAL INTERACTIONS (2) (1) CUMULATIVE SINCE INCEPTION. (2) IN 2019.

SOCIAL INTERACTIONS
LIST
SELLERS
EARN
HOW
WORKS
DISCOVER
BUYERS
SHOP
SHIP

SOCIAL INTERACTIONS LIST SELLERS EARN SHIP SHOP BUYERS DISCOVER HOW WORKS

POWERED BY PEOPLE

POSH MOM POSH DAD POSH PARTY

9:41
ALL
Search
People You Follow: Shop new listings!
just now
adam
emily
jessica
blake
Brand New listings available now!
1 min
Shop Brand: Just In »
jane shared 7 listings from 4 closets
5 min
Feed
Shop
Sell
News
@tracy

DATA-DRIVEN FEED ALGORITHMS
TO DELIVER PERSONALIZED SHOPPING EXPERIENCES

SOCIAL AMPLIFICATION ENGINE
TO DRIVE DISCOVERY AND SALES

POSH PROTECT VERIFICATION SERVICES
TO ENSURE USER SATISFICATION

DATA-DRIVEN FEED ALGORITHMS TO DELIVER PERSONALIZED SHOPPING EXPERIENCES SOCIAL AMPLIFICATION ENGINE TO DRIVE DISCOVERY AND SALES POSH POST SIMPLIFIED SHIPPING TO PROVIDE FAST AND HASSLE·FREE LOGISTICS PROPRIETARY BUYING AND SELLING TOOLS TO DRIVE REAL·TIME ENGAGEMENT AND CONVERSION POSH PROTECT VERIFICATION SERVICES TO ENSURE USER SATISFICATION

POWERED BY TECHNOLOGY

Prospectus

Through and including                     , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor any of the underwriters have authorized anyone to provide any information or make any representations other than those contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of Class A common stock only under circumstances and in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A common stock. Our business, financial condition, results of operations, and prospects may have changed since such date.

For investors outside of the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.

i

Glossary

Unless we otherwise indicate, or unless the context requires otherwise, any references in this prospectus to the following key business terms have the respective meaning set forth below:

“Active Buyers” are users who have purchased at least one item on our marketplace in the trailing 12 months preceding the measurement date, regardless of returns and cancellations.

“Active Sellers” are users who have listed an item on our marketplace in the trailing 12 months preceding the measurement date.

“Active Users” are users who have logged on to our marketplace in the trailing 12 months preceding the measurement date.

“Average order value” is the average value of all orders placed on our marketplace in a given period, prior to returns and cancellations, and excluding shipping and sales taxes.

“Baby Boomers” is the generation consisting of consumers in the U.S. and Canada born between 1946 and 1964.

“Gen X” is the generation consisting of consumers in the U.S. and Canada born between 1965 and 1979.

“Gen Z” is the generation consisting of consumers in the U.S. and Canada born between 1996 and 2010.

“GMV” is gross merchandise value, meaning the total dollar value of transactions on our platform in a given period, prior to returns and cancellations, and excluding shipping and sales taxes.

“Millennials” is the generation consisting of consumers in the U.S. and Canada born between 1980 and 1995.

“New user” is a user who registered on Poshmark with a unique email address that was not previously registered.

“Order” is the number of total orders on our marketplace in a given period, prior to returns and cancellations.

“Social interactions” are defined as likes, comments, shares, offers, and follows on our marketplace.

ii

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “Poshmark,” “the company,” “we,” “us,” and “our” in this prospectus refer to Poshmark, Inc. and its consolidated subsidiaries.

POSHMARK, INC.

Mission

Our mission is to put people at the heart of commerce, empowering everyone to thrive.

Overview

We are a social marketplace that combines the human connection of a physical shopping experience with the scale, reach, ease, and selection benefits of eCommerce. In doing so, we bring the power of community to buying and selling online. We created Poshmark in 2011 to make buying and selling simple, social, and fun. Pairing technology with the inherent human desire to socialize, our marketplace creates passion and personal connections among users. In 2019, our Active Users spent an average of 27 minutes a day on our marketplace browsing, shopping, buying, selling, and connecting with each other via 20.5 billion social interactions. We dynamically curate our marketplace into lifestyle categories that our users love, including apparel, accessories, footwear, home, and beauty. Powered by our proprietary technology, our social marketplace is purpose-built to enable simple transactions, seamless logistics, and an engaging experience at scale. As of September 30, 2020, there were over 201 million secondhand and new items for sale across 9,431 brands on our marketplace. As of September 30, 2020, we had 31.7 million Active Users, 6.2 million Active Buyers, and 4.5 million Active Sellers.

We empower people to sell a few items or to become successful entrepreneurs by providing them with end-to-end seller tools. We refer to this as “making selling a superpower.” Our comprehensive infrastructure makes it easy for sellers, from casual consumers to professional sellers, brands, and retailers, to build their businesses with seamless listing, merchandising, promotion, pricing, and shipping. Sellers use content, inventory selection, and social interactions to monetize their listings. Our transparent fee structure aligns our success with the success of our sellers. Our fee is 20% of the final price for sales $15 and over, or a flat rate of $2.95 for sales under $15. We attract, engage, and retain sellers by creating a vibrant community where sellers can use their personal passion for economic empowerment.

Our social features make the discovery and purchase process simple and enticing for buyers, fostering high engagement and retention. In 2019, 87% of items purchased were preceded by a like, comment, or offer on our marketplace. We enable buyers to discover, connect, and curate their network and news feed with that of other users who share similar styles and personal preferences, creating a fun shopping experience. Our marketplace is vast, with sellers listing millions of secondhand and new items across multiple categories. We use data-driven personalization to customize each user’s feed to feature the most relevant listings and make it easy to quickly search for and find products of interest. Furthermore, sellers list a variety of items across all price points, with the added benefit of being able to negotiate offers directly with buyers seeking to optimize their budget, allowing sellers to manage their listings to achieve their individual objectives. Because our marketplace features a massive selection of secondhand items, buyers are also able to support their personal style while minimizing their environmental impact.

The scale of our community of users, buyers, and sellers creates network effects that drive growth in our social marketplace. We make it easy for buyers and sellers to build and deepen relationships through a variety of social mechanisms designed to foster social interactions, create community, and drive engagement. As users join our community, they interact with one another and build personal networks through likes, comments, shares, follows, offers, and purchases. Each day in 2019, there were, on average, over 56 million social interactions on our marketplace, including 38 million shares. In 2019, we also saw a 34% increase in social interactions per Active User as compared to 2018. This engagement attracts new sellers who, in turn, increase the breadth and depth on our marketplace, and ultimately attract more buyers. Buyers often convert to becoming sellers after experiencing the ease and value of selling on our marketplace. At any time, a user may be a buyer, a seller, or both. This high velocity flywheel of community engagement drives strong monetization potential and an attractive business model with efficient user acquisition dynamics. Of all buyers who activated between 2012 and 2018, 34% of these buyers also activated as sellers by year end 2019, and of all sellers who activated between 2012 and 2018, 39% of these sellers activated as buyers by year end 2019. In addition, in 2019, 48% of sellers used a portion of their earnings on our marketplace to make a purchase on our marketplace in the same year.

Proprietary technology and data underpin our community, social marketplace, logistics, and payments. Our eCommerce technology allows seamless, secure transaction capabilities in a highly distributed network across millions of buyers and sellers, without having to touch or own physical inventory. We rely on data science to personalize every user’s feed while offering powerful, easy to use tools to drive seller success. The result is a unique ecosystem built for social commerce, which leverages social tools to humanize the online shopping experience and harnesses community engagement, while providing an integrated end-to-end system across the transaction cycle, from shopping to shipping.

The engagement of our community has fueled strong growth in our business, supported by attractive unit economics and efficient user acquisition. We do not own or manage inventory as all products are listed, managed, sold, and shipped by our sellers, utilizing our transaction tools that makes the selling process seamless and easy. This asset-light model creates scalability and favorable working capital dynamics. As of September 30, 2020, our community has generated $4.0 billion in GMV since 2011, with $1.3 billion in the four quarters ended September 30, 2020 and $             billion in the four quarters ended September 30, 2019, representing a     % growth rate. We win when our sellers win; we earn our revenue based on a simple fee from each successful transaction that is conducted on our marketplace. In the four quarters ended September 30, 2020, we had revenue of $             million and we generated a net loss of $             million, and an Adjusted EBITDA loss of $             million. In the quarter ended September 30, 2020, we had GMV of $375 million, revenue of $             million, net income of $             million, and Adjusted EBITDA of $             million.

The Future of Online Shopping is Social

While eCommerce offers substantial improvements to buyers over in-person shopping, namely the easy access to unparalleled scale and diversity of brands, styles, and price points, the personalization element remains a challenge. The sheer scale of online inventory can often overwhelm potential customers. Despite some advances in personalization, the online buyer experience is still largely one-way and transactional.

In the offline shopping experience, product discovery is inherently social. Shoppers are seeking the same in the digital world and increasingly turn to one another for recommendations and validation online. Social technology platforms take a central role facilitating personal, meaningful interactions at scale through photos and discovery-based content. In addition, consumers increasingly favor resale shopping, fueled by the desire for sustainable consumption and increased orientation towards value.

From the seller perspective, people continue to find ways to pursue their passions with a digital “side-hustle” or as digital entrepreneurs. The growing demand for social shopping online creates a meaningful opportunity for sellers to expand their potential customer base from local to global, with the data-driven ability to reach, acquire, and retain buyers.

The Poshmark Solution

Poshmark makes buying and selling simple, social, and fun.

Benefits to Buyers

Social and fun. Our shopping experience flourishes because of authentic human connection. We enable our buyers to grow their personal networks on our marketplace, driving positive social feedback, long-term engagement, and repeat purchases. Our community builds relationships through a variety of social actions and encourages sellers to style and promote each other’s items. Through Likes, Posh Parties, conversations, styling “Bundles,” and negotiations, we have brought the benefits of the real-world shopping experience online.

Simple and personalized. Our marketplace makes shopping and buying easy and accessible. Users access our marketplace on numerous devices, with a simple payment and shipping process and a consistent buying experience across the platform. Buyers can benefit from personalized experiences with sellers who understand their individual style, sizing, and fit. Our sellers offer a vast assortment of items, over 201 million as of September 30, 2020, and we offer the data-driven ability to sift through all of it and personalize the experience for each user. Sellers often send personal, handwritten notes to buyers along with their item, while buyers often write digital “love notes,” commenting on the purchase or seller experience.

Value shopping with breadth and depth. Our marketplace allows buyers to optimize the best value for them. Sellers offer a vast assortment of secondhand and new items at value price points enabling shoppers to easily find and purchase any style, including everyday items as well as hard-to-find items. The average order value on our marketplace in 2019 was $33.

Win-win for environment and enduring style. Shopping on our marketplace allows members of our community to support their commitment to environmental sustainability across multiple products and brands that fit their personal style. We believe this trend will grow, particularly as the next generation of consumers age and have growing disposable income.

Benefits to Sellers

Easy and simple to rotate a closet or build and grow a business. End-to-end tools make selling a superpower through robust listing, fulfillment, and customer support capabilities. Underpinned by our proprietary technology, our millions of sellers can easily list their inventory in real time and connect with buyers. We offer an integrated stack for running a full-scale online shop from a mobile phone, supported by end-to-end marketplace tools for order fulfillment. The simplicity of this selling experience makes it possible for anyone to engage with buyers and sell on our marketplace, whether it is individuals cleaning out their closets, professional sellers building their own brands, local boutiques expanding online, merchants engaging other merchants, or brands and retailers building their online social store presence. Since 2011, our sellers have delivered more than $4.0 billion in GMV as of September 30, 2020.

Ability to build a personal brand and loyal customers. Sellers use their personal passion to feature content, select and style inventory, and engage in social interactions to monetize their listings and drive the growth of their businesses. In 2019 our community engaged in 20.5 billion social interactions on our marketplace. As of September 30, 2020, sellers on average had 359 followers, and the most-followed seller had more than 2.7 million. Sellers can create a personal brand and ongoing relationships with buyers on our marketplace, and this social feedback helps keep sellers engaged. This is a powerful feature of our marketplace and has enabled entrepreneurial sellers to launch their businesses and build their own brands quickly and cost effectively, while empowering brands and retailers to deepen their interaction and engagement with our loyal customer base.

Built-in demand based on community scale and engagement. As our business has grown, we have invested in new technology and capabilities to allow our sellers to reach and engage with more users and buyers. We market and enable sellers to market their items through social tools so that sellers do not need to spend money on marketing to drive traffic to their listings. In 2019, 87% of items purchased were preceded by a like, comment, or offer on our marketplace, and our community of over 30 million Active Users spent an average of 27 minutes per day on our marketplace.

Transparent business model and pricing. Our business model is simple. We make money when our sellers make money on our marketplace. We charge a transparent fee based on the final sale price of an item: 20% of the final price for sales $15 and over, or a flat rate of $2.95 for sales under $15. There are no other fees that the seller pays to sell on our marketplace.

Our Market Opportunity

Three key trends are driving the future of retail: the shift to online, the shift to social, and the shift to secondhand. Many of these trends are led by younger generations who continue to grow their spending power as they age.

The retail industry is undergoing significant transformation as consumer preferences shift away from traditional, physical retail in favor of the selection and convenience of eCommerce. The online U.S. apparel and footwear market is estimated at $90 billion in 2019 and is expected to grow at a 10% compound annual growth rate, or CAGR, to $131 billion by 2023, according to Statista. This growth represents increasing online penetration of the total U.S. apparel and footwear market from 19.9% in 2019 to 26.3% in 2023.

Consumers are also shifting to more engaging and personalized experiences, fueled by the rapid growth of social platforms. According to Pew Research, in 2011, 50% of U.S. adults used social media, and in 2019 the share had risen to 72% of all adults, including 90% of those aged 18-29, and 82% of those aged 30-49. The proliferation of social platforms has created a new opportunity for commerce. According to our Social Commerce Report that we commissioned from Zogby Analytics in 2019 and 2020, 57% of our users use friends, family, and word-of-mouth to discover new brands, and 42% of our users use influencers. According to that report, 55% of Gen Z consumers rely on influencers on social platforms to discover new brands.

Secondhand and resale also continue to grow as consumers, particularly younger generations, adopt efforts to reduce overall consumption and support a more sustainable economy. According to that report, an estimated 16% of the Gen Z consumer closet is secondhand, compared to 10% of the Baby Boomer closet. Shoppers are turning to platforms to extend the lifecycle of clothing, creating a more sustainable future. According to that report, 72% of our U.S. users often consider an item’s resale value before purchasing, and that when unable to return an item online, 93% of our U.S. users would sell it online. The online U.S. resale market for apparel and footwear is estimated to have been $7 billion in 2019 and is expected to grow to an estimated $26 billion in 2023, according to a report we commissioned by GlobalData in 2020. Shopping secondhand also provides shoppers with the opportunity to access a wide variety of brands and price points in a sustainable way. Consumers are increasingly seeking to diversify their fashion choices, from luxury brands, to mainstream retailers, to emerging online brands, a trend we expect to continue.

Our social marketplace has grown rapidly due to these trends, and is well-positioned to address the future of shopping online in the U.S. apparel and footwear market. Over the long-term, we have the opportunity to address additional categories of retail and serve a broader global population. The online global apparel and footwear market is estimated at $422 billion in 2019 and is expected to grow at an 11% CAGR to $636 billion by 2023, according to Statista.

Our Competitive Strengths

We believe that we have a number of competitive advantages that will enable us to maintain and expand our position as a leading social marketplace, including:

•

Diverse, highly engaged, and loyal community built on genuine human connection. Our community is diverse and spans age and geography in the United States and Canada. Our users live in big cities and small towns and engage with each other across geographies to discover, list, buy, and sell items across all price points. As of December 31, 2019, 83% of Active Users were female, and 80% were Millennials or Gen Z. In 2019, Active Users also spent an average of 27 minutes a day on our marketplace. This is evidence of the high engagement and strong network effect of our community. As of December 31, 2019, Active Buyers placed 6.3 orders on average on our platform in 2019.

•

Vast, curated social marketplace. Our marketplace offers a vast and diverse collection of resale and new items. Our sellers offer a wide variety of items, from a $20 casual dress to a $1,000 luxury handbag, from kids’ shoes to menswear, from home decor to beauty products and rare sneakers. Our sellers provide a uniquely curated, constantly refreshed selection that they share with our community. Our algorithms personalize each user’s feed to feature the most relevant listings. Buyers can also quickly and easily search for specific items or categories. The dynamic nature of the product listings on our marketplace and the freshness of the curated assortments offered by our sellers further increase engagement on our marketplace.

•

End-to-end social marketplace services provide a seamless buying and selling experience. Our end-to-end solutions are designed to connect buyers with sellers, promote listings, enable easy shipping, and grow sales. We provide buyers with the ability to meaningfully engage with sellers via socially curated content, video sharing capabilities, and personal styling. We also offer comprehensive marketplace services that make it seamless for sellers to grow their businesses on our marketplace.

•

Proprietary technology and data platform designed to enable social interactions and transactions at scale. We have built our proprietary technology and data platform from the ground up and designed it to enable social interactions and transactions at scale, across iOS, Android, and on the web. We have built a complex social graph that helps power each user’s experience on our marketplace. Additionally, our platform allows for real-time updates, with the Poshmark feed refreshing in real time throughout the day with new products, social updates, and recent deals.

•

Supports sustainability. We believe our marketplace can be a force for social good and drive more sustainable consumption. Consumers, in particular younger generations, are increasingly focused on sustainability. We deliver on this desire for sustainability by promoting resale, while also helping consumers to make and save money and fuel small business entrepreneurship.

•

Visionary, founder-driven management team with complementary strengths. Poshmark is a social marketplace built on love and community. Since day one, this has been the vision of our founders and management team and remains the core tenant of our brand. Furthermore, we prioritize diversity of experience, thought, and background throughout our entire team, to ensure a breadth of complementary skill sets.

Our Growth Strategy

Community is the engine of our business, and our main priority is ensuring that this community continues to grow and transact. Our community provides both the supply and the demand on our social marketplace, which is critical to our success. We are therefore focused on expanding the community and fostering the best environment possible for a seamless and enjoyable shopping experience. We focus on the following elements of our strategy to drive our growth:

•

Grow our community of Active Users. New users bring incremental social engagement, listings and transactions to all users which leads to a virtuous cycle—the more Active Users on our platform, the more powerful the network effect. Not only are we focused on growing the community in number, but also in diversity which directly feeds into the breadth of products and social interactions offered on our marketplace.

•

Add new product categories. We organize all of the products on our marketplace into distinct, shoppable categories. We anticipate adding new categories to expand our product offering and continue to serve demand from our diverse community.

•

Drive innovation to increase engagement and enhance the marketplace. There is a strong correlation between the overall level of engagement on our platform and the frequency of transactions. As a result, we are focused on increasing engagement on our marketplace by adding new discovery elements and continuing to make social interaction with other users simple, useful and fun. We plan to continue to innovate to increase engagement and make selling easier on our marketplace.

•

Expand internationally. The more people we can reach, the greater the benefit to our users. We have designed our global infrastructure to serve a multitude of countries with minimal local support. We believe our marketplace can be successful in additional geographies outside of the United States and Canada, and we plan to strategically expand globally in the future.

•

Offer high impact enterprise seller services. Sellers are drawn to our social marketplace because we empower them to succeed. The more we invest in our marketplace, the more we enable our sellers to grow and scale their businesses efficiently, reaching a vast and diverse user base. We intend to enhance our enterprise selling services and continue to attract professional sellers, brands, and retailers to participate on our social marketplace.

Summary Risk Factors

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks highlighted in the section titled “Risk Factors” immediately following this prospectus summary before making an investment decision. We may be unable for many reasons, including those that are beyond our control, to implement our business strategy successfully. Some of these risks are:

•	Our continued growth depends on attracting new users and converting users into Active Buyers and Active Sellers.

•	We only recently became profitable and have experienced net losses. We may not be able to sustain our profitability and our revenue growth rate may decline.

•	The COVID-19 pandemic has impacted, and will continue to impact, our business, results of operations, and financial condition.

•	Our advertising activity may fail to efficiently drive growth in users, buyers, and sellers.

•	If we fail to manage growth effectively, our business, results of operations, and financial condition could be harmed.

•

We rely, in part, on Internet search engines and social networking sites to help drive traffic to our apps and website. If we fail to appear prominently in the search results or fail to drive traffic through paid advertising, our traffic would decline and our business, results of operations, and financial condition would be adversely affected.

•

If we fail to engage our users or innovate, improve and enhance our platform in a manner that responds to our users’ evolving needs, our business, results of operations, and financial condition may be adversely affected.

•	The vibrancy of our community and trustworthiness of our marketplace are important to our success. If we are unable to maintain them, our ability to attract, engage and retain users could suffer.

•	If sellers fail to provide a fulfilling experience to buyers, our reputation, business and the strength of our community could be harmed.

•

Shipping is a critical part of our business. We currently rely on the United States Postal Service, or USPS, for our U.S. business and any changes in our shipping arrangements with the USPS or any interruptions in shipping could adversely affect our results of operations. In addition, shipping costs are rising faster than the rate of inflation, which could have an adverse impact on our business, results of operations, and financial condition.

If we are unable to adequately address these and other risks we face, our business, results of operations, financial condition, and prospects may be adversely affected.

Channels for Disclosure of Information

Following the completion of this offering, we intend to announce material information to the public through filings with the Securities and Exchange Commission (SEC), the investor relations page on our website (poshmark.com), press releases, public conference calls, and public webcasts.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website. Information contained on or accessible through our website is not incorporated by reference into this prospectus, and inclusion of our website address in this prospectus is an inactive textual reference only. You should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our Class A common stock.

Corporate Information

We were incorporated in 2011 as GoshPosh, Inc., a Delaware corporation, and changed our name to Poshmark, Inc. in 2011. Our principal executive offices are located at 203 Redwood Shores Parkway, 8th Floor, Redwood City, California 94065, and our telephone number is (650) 262-4771. Our website address is www.poshmark.com. Information contained on or that can be accessed through our website does not constitute part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

“Poshmark” is our registered trademark in the United States, Australia, the European Union, Japan, Korea, and the United Kingdom. Other trademarks and trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, trademarks and tradenames referred to in this prospectus may appear without the ® or TM symbols.

Emerging Growth Company

The Jumpstart Our Business Startups Act (JOBS Act) was enacted in April 2012 with the intention of encouraging capital formation in the United States and reducing the regulatory burden on newly public companies that qualify as “emerging growth companies.” We are an emerging growth company within the meaning of the JOBS Act. As an emerging growth company, we may take advantage of certain exemptions from various public reporting requirements, including the requirement that our internal control over financial reporting be audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, certain requirements related to the disclosure of executive compensation in this prospectus and in our periodic reports and proxy statements, and the requirement that we hold a nonbinding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions until we are no longer an emerging growth company.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. As a result, our financial statements may not be comparable to those for companies that comply with new or revised accounting pronouncements as of public company effective dates.

We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.

For certain risks related to our status as an emerging growth company, see the section titled “Risk Factors—Risks Relating to Our Business—We are an ‘emerging growth company’ and the reduced disclosure requirements applicable to emerging growth companies may make our Class A common stock less attractive to investors.”

THE OFFERING

Class A common stock offered by us	shares

Class A common stock to be outstanding after this offering	shares

Class B common stock to be outstanding after this offering	shares

Option to purchase additional shares of Class A common stock offered by us	We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to an additional shares from us.

Total Class A common stock and Class B common stock to be outstanding after this offering	shares (or shares if the underwriters’ option to purchase additional shares in this offering is exercised in full)

Use of proceeds

We estimate that the net proceeds from the sale of shares of our Class A common stock that we are selling in this offering will be approximately $             million (or approximately $             million if the underwriters’ option to purchase additional shares in this offering is exercised in full), based upon an assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our financial flexibility, create a public market for our Class A common stock and enable access to the public equity markets for our stockholders and us. We currently intend to use the net proceeds of this offering for working capital and other general corporate purposes, including funding our growth strategies discussed in this prospectus. We may also use a portion of the net proceeds to acquire or invest in products, services, technologies, complementary businesses, or other assets, although we have no commitments or agreements to make such investments or acquisitions. See the section titled “Use of Proceeds” for additional information.

Voting rights	Shares of our Class A common stock are entitled to one vote per share.

Shares of our Class B common stock are entitled to 10 votes per share.

Holders of our Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation. The holders of our outstanding Class B common stock will hold approximately     % of the voting power of our outstanding capital stock following the completion of this offering and will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction. See the sections titled “Principal Stockholders” and “Description of Capital Stock” for additional information.

Concentration of ownership

Upon completion of this offering, our executive officers and directors, and their affiliates, will beneficially own, in the aggregate, approximately     % of the voting power of our outstanding shares of common stock.

Risk factors

See the section titled “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.

Proposed trading symbol	“POSH”

The number of shares of Class A and Class B common stock that will be outstanding after this offering is based on no shares of our Class A common stock and              shares of our Class B common stock outstanding as of September 30, 2020, and excludes:

•

7,906,495 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock that were outstanding as of September 30, 2020, with a weighted-average exercise price of $5.05 per share;

•	2,085,818 shares of our common stock subject to Restricted Stock Units, or RSUs, outstanding as of September 30, 2020;

•	shares of our Class B common stock issuable upon the exercise of options to purchase common stock granted after September 30, 2020 with a weighted-average exercise price of $ per share;

•

40,464 shares of Class B common stock issuable upon the exercise of a redeemable convertible preferred stock warrant to purchase 40,464 shares of redeemable convertible preferred stock issued to Comerica Ventures Incorporated on December 1, 2011, with an exercise price of $0.37 per share;

•

25,588 shares of Class B common stock issuable upon the exercise of a redeemable convertible preferred stock warrant to purchase 25,588 shares of redeemable convertible preferred stock issued to Comerica Ventures Incorporated on May 10, 2013, with an exercise price of $1.37 per share;

•

19,531 shares of Class B common stock issuable upon the exercise of a redeemable convertible preferred stock warrant to purchase 19,531 shares of redeemable convertible preferred stock issued to Comerica Ventures Incorporated on May 22, 2015, with an exercise price of $2.56 per share;

•	14,700,460 shares of our Class B common stock reserved for future issuance pursuant to our 2011 Stock Option and Grant Plan, or our 2011 Plan; and

•	shares of our Class A common stock reserved for future issuance under our stock-based compensation plans, to be adopted in connection with this offering, consisting of:

•	shares of our Class A common stock reserved for future issuance under our 2020 Stock Option and Incentive Plan, or our 2020 Plan; and

•	shares of our Class A common stock reserved for future issuance under our 2020 Employee Stock Purchase Plan, or our ESPP.

Our 2020 Plan and ESPP each provide for annual automatic increases in the number of shares reserved thereunder, and our 2020 Plan also provides for increases to the number of shares of Class A common stock that may be granted thereunder based on shares underlying any awards under our 2011 Plan that expire, are forfeited, or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Employee Benefits and Stock Plans.”

Except as otherwise indicated, all information in this prospectus assumes:

•

the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;

•

the automatic conversion of 52,286,631 shares of our redeemable convertible preferred stock outstanding as of September 30, 2020 into 52,286,631 shares of our Class B common stock, the conversion of which will occur immediately upon to the closing of this offering;

•

the issuance of              shares of our Class A common stock upon the automatic conversion of senior unsecured convertible promissory notes in an aggregate principal amount of $50.0 million, or Convertible Notes, upon the closing of this offering, based on a discount to an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus(1);

•	the reclassification of our outstanding existing common stock into an equivalent number of shares of our Class B common stock, which will occur immediately prior to the completion of this offering;

•	the automatic conversion of the redeemable convertible preferred stock warrants to Class B common stock warrants, which will occur immediately upon the closing of this offering; and

•	no exercise by the underwriters of their option to purchase up to an additional shares of Class A common stock from us in this offering.

(1)

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commitments—Convertible Note Financing” for additional information.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data. We derived the summary consolidated statements of operations data for the fiscal years ended December 31, 2018 and 2019 and the consolidated balance sheet data as of December 31, 2019 from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the nine months ended September 30, 2019 and 2020 and the consolidated balance sheet data as of September 30, 2020 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus which have been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial information in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary consolidated financial data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	(in thousands except per share data)
Consolidated Statements of Operations
Net revenue	$148,305	$205,225	$150,489	$192,760
Costs and expenses(1):
Cost of net revenue, exclusive of depreciation and amortization	22,837	34,142	24,345	31,924
Operations and support	20,299	29,879	21,295	27,871
Research and development	15,484	25,033	18,725	22,226
Marketing	88,439	132,470	95,928	65,449
General and administrative	15,464	31,474	23,548	21,321
Depreciation and amortization	802	2,056	1,412	2,130

Total costs and expenses	163,325	255,054	185,253	170,921

Loss from operations	(15,020)	(49,829)	(34,764)	21,839
Interest income	1,096	1,677	1,305	540
Other expense, net
Change in fair value of convertible notes	—	—	—	(516)
Other, net	—	—	(357)	(732)

	(460)	(366)	(357)	(1,248)

(Loss) income before provision for income taxes	(14,384)	(48,518)	(33,816)	21,131
Provision for income taxes	91	174	130	225

Net (loss) income	$(14,475)	$(48,692)	$(33,946)	$20,906
Undistributed earnings attributable to participating securities	—	—	—	(12,776)

Net (loss) income attributable to common stockholders	$(14,475)	$(48,692)	$(33,946)	$8,130

Net (loss) income per share attributable to common stockholders, basic(2)	$(1.29)	$(4.01)	$(2.81)	$0.65

Net (loss) income per share attributable to common stockholders, diluted(2)	$(1.29)	$(4.01)	$(2.81)	$0.45

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	(in thousands except per share data)
Weighted-average number of shares outstanding used to compute net (loss) income per share attributable to common stockholders, basic(2)	11,215	12,151	12,093		12,433

Weighted-average number of shares outstanding used to compute net (loss) income per share attributable to common stockholders, diluted(2)	11,215	12,151	12,093		18,016

Pro forma net (loss) income per share attributable to common stockholders, basic (unaudited)(2)		$(0.75)		$

Pro forma net (loss) income per share attributable to common stockholders, diluted (unaudited)(2)		$(0.75)		$

Weighted-average shares outstanding used to compute pro forma net (loss) income per share attributable to common stockholders, basic and diluted (unaudited)(2)		64,348

Weighted-average shares outstanding used to compute pro forma net (loss) income per share attributable to common stockholders, diluted (unaudited)(2)		64,348

Other financial information:
Adjusted EBITDA(3)	$(11,077)	$(37,060)	$(24,461)		$30,052

Adjusted EBITDA Margin(3)	(7)%	(18)%	(16)%		16%

(1)	Costs and expenses include stock-based compensation expense as follows (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
Operations and support	$250	$689	$520	$521
Research and development	775	3,017	2,455	2,028
Marketing	400	1,306	993	1,012
General and administrative	1,181	4,675	3,896	2,522

Total	$2,606	$9,687	$7,864	$6,083

(2)

See Notes 2 and 10 to our audited consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to compute the historical and pro forma net loss per share attributable to common stockholders and the number of shares used in the computation of the per share amounts for the years ended December 31, 2018 and 2019. See Notes 2 and 11 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to compute the historical and pro forma net income per share attributable to common stockholders and the number of shares used in the computation of the per share amounts for the nine months ended September 30, 2019 and 2020.

(3)

See section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for additional information and a reconciliation to the most directly comparable financial measure calculated in accordance with United States generally accepted accounting principles, or GAAP.

Consolidated Balance Sheet Data

	As of September 30, 2020
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands)
Cash and cash equivalents	$216,558	$216,558
Marketable securities	30,409	30,409
Working capital(4)	102,718	102,718
Total assets	269,568	269,568
Convertible Notes(5)	50,750	—
Redeemable convertible preferred stock warrant liability	1,721	—
Total liabilities	210,459	157,988
Redeemable convertible preferred stock	156,175	—
Total stockholders’ equity (deficit)	$(97,066)	$111,580

(1)

The pro forma column in the consolidated balance sheet data table above gives effect to (i) the filing and effectiveness of our amended and restated certificate of incorporation, (ii) the automatic conversion of 52,286,631 shares of our redeemable convertible preferred stock outstanding as of September 30, 2020 into 52,286,631 shares of our Class B common stock, (iii) the reclassification of the redeemable convertible preferred stock warrant liability to additional paid-in capital, all of which will occur immediately upon the closing of this offering, (iv) the issuance by us of              shares of our Class A common stock upon conversion of the Convertible Notes in connection with this offering, based on a discount to an assumed initial offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and (v) an increase to additional paid-in capital and accumulated deficit related to stock-based compensation expense of $7.2 million associated with RSUs for which the service-based vesting condition was satisfied as of September 30, 2020 and for which the liquidity event-related performance vesting condition will be satisfied in connection with this offering. Payroll tax withholding and remittance obligations have not been included in the pro forma adjustments, as further described in Note 2 to our consolidated financial statements included elsewhere in this prospectus.

(2)

The pro forma as adjusted column in the consolidated balance sheet data as of September 30, 2020 gives effect to (i) the pro forma adjustments set forth in footnote (1) above and (ii) the sale and issuance by us of             shares of our Class A common stock in this offering, based on an assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the pro forma as adjusted cash and cash equivalents, working capital, total assets, and total stockholders’ equity by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions payable by us. An increase or decrease of 1.0 million shares offered by us would increase or decrease, as applicable, the pro forma as adjusted cash and cash equivalents, working capital, total assets, and total stockholders’ equity by $             million, assuming an initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions payable by us.

(4)	Working capital is defined as current assets less current liabilities. Current liabilities includes funds payable to customers of $105.5 million.
(5)

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commitments—Convertible Note Financing” for additional information.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as other information included in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing at the end of this prospectus, before making an investment decision. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be not material could materially and adversely affect our business, results of operations or financial condition. In such case, the trading price of our Class A common stock could decline, and you may lose all or part of your original investment.

Risks Relating to Our Business

We have a short operating history in an evolving industry. As a result, our past results may not be indicative of future operating performance.

We have a short operating history in a rapidly evolving industry that may not develop in a manner favorable to our business. Our relatively short operating history makes it difficult to assess our future performance. You should consider our business and prospects in light of the risks and difficulties we may encounter.

Our future success will depend in large part upon our ability to, among other things:

•	cost-effectively acquire new users;

•	engage with our users and increase the number of Active Buyers and Active Sellers;

•	foster and grow the Poshmark community of users;

•	effectively manage our growth;

•	develop new features to enhance the experience of our users;

•	increase awareness of our brand;

•	successfully expand the offering of items on our marketplace and the market categories we serve;

•	adapt to rapidly evolving trends in the ways consumers interact with technology;

•	compete effectively;

•	hire, integrate, and retain talented people at all levels of our organization;

•	maintain effective relationships with third parties, such as the USPS, Amazon Web Services, or AWS, and Braintree Payment Solutions, a subsidiary of PayPal;

•	further develop our data analytics capabilities;

•	maintain the quality and security of our technology infrastructure; and

•	avoid interruptions in our business from information technology downtime and cybersecurity attacks and data breaches.

If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above and those described elsewhere in this “Risk Factors” section, our business and our results of operations will be adversely affected.

Our continued growth depends on attracting new users and converting users into Active Buyers and Active Sellers.

In order to increase revenue and to maintain profitability, we must attract new users and convert Active Users into Active Buyers and Active Sellers in a cost-effective manner. We must continue to encourage sellers to list items for sale and use our services. We must also encourage Active Buyers to return to our platform and frequently purchase items on our marketplace.

To increase the number of users, we must appeal to, and engage with, individuals who have historically used other means to sell or purchase apparel, footwear, and accessories, such as traditional brick-and-mortar apparel retailers or the apps or websites of our competitors. We reach new users through paid marketing, referral programs, organic word-of-mouth, and other methods of discovery, such as mentions in the press or Internet search engine results. If existing users are dissatisfied with their experience on our platform or do not find our platform appealing, whether because of a negative experience, unfulfilling social interactions, lack of user-friendly features, declining interest in the nature of the goods listed on our marketplace, or other factors, they may list fewer items or stop listing items on our marketplace or make fewer purchases, and they may stop referring others to us. In addition, consumer shopping preferences may also change from time to time, and if users do not continue to list items on our marketplace that other users find appealing, our user base and user engagement may decline. Additionally, if we are not able to address user concerns regarding the safety and security of our platform, if we are unable to successfully prevent abusive or other hostile behavior on our platform, or if we fail to address the use of programs or other forms of automation to participate on our platform, the size of our user base and user engagement may also decline. For example, the use of such programs (commonly referred to as “bots”) to artificially inflate the popularity of users or their goods (including through liking, sharing, and following), or the perception that these programs are being used, could diminish the user experience on our platform. Although such programs are prohibited by our Terms of Service, or TOS, a small number of users have nonetheless made use of them in the past and may continue to do so in the future. Under these circumstances, we may have difficulty attracting and engaging users and converting them into Active Buyers or Active Sellers without incurring additional marketing expense.

Additionally, we anticipate that our growth rate will decline over time. To the extent that our growth rate slows, our business performance will become increasingly dependent on our ability to retain existing users, convert those existing users into Active Buyers and Active Sellers, and increase engagement of those Active Buyers and Active Sellers.

We only recently became profitable and have experienced net losses. We may not be able to sustain our profitability, and our revenue growth rate may decline.

We experienced net losses of $14.5 million and $48.7 million in the years ended December 31, 2018 and 2019, respectively. We achieved our first quarter of profitability for the three months ended June 30, 2020. We cannot assure you that we will maintain our profitability in future periods, and we may incur significant losses in future periods.

We cannot assure you that we will generate sufficient revenue to offset the cost of maintaining our platform and maintaining and growing our business in the future. We cannot assure you that our revenue will continue to grow or will not decline. Our revenue growth rate may decline in the future because of a variety of factors, including increased competition and the maturation of our business. You should not consider our historical revenue growth or operating expenses as indicative of our future performance. If our revenue growth rate declines or our operating expenses exceed our expectations, our financial performance will be adversely affected. We will need to generate and sustain increased revenue levels in future periods in order to maintain or increase our level of profitability.

Additionally, we also expect our costs to increase in future periods, which could negatively affect our future results of operations. We expect to continue to expend substantial financial and other resources on acquiring and retaining users, our technology infrastructure, research and development (including investments in our research and development team and the development of new features), expansion into new markets, marketing, and general administration (including expenses related to being a public company). These investments may not result in increased revenue or growth in our business. If we cannot successfully grow our revenue at a rate that exceeds the increases in costs associated with our business, we will not be able to maintain profitability or generate positive cash flow on a sustained basis.

The COVID-19 pandemic has impacted, and will continue to impact, our business, results of operations, and financial condition.

The impact of the ongoing COVID-19 pandemic is severe, widespread, and continues to evolve. The extent to which the COVID-19 pandemic will continue to impact our business will depend on future developments, which are highly uncertain and cannot be predicted at this time, including:

•	the duration and spread of the pandemic, including any resurgence or “second waves”;

•

governmental, business, and individuals’ actions that have been and continue to be taken in response to the pandemic, including voluntary or government mandated business closures and shelter in-place guidelines;

•	the impact of the pandemic on national and global economic activity, unemployment levels, and capital and financial markets, including the possibility of a national or global recession;

•	potential shipping difficulties, including delays in sellers shipping products, as well as delays in delivery services;

•	the severity of travel restrictions imposed by geographic areas in which we operate;

•	other business disruptions that affect our workforce; and

•	actions taken throughout the world, including in markets in which we operate, to contain the COVID-19 pandemic or treat its impact.

The COVID-19 pandemic has resulted in a widespread global health crisis and adversely affected global economies and financial markets, and similar public health threats could do so in the future. Such events have impacted, and could in the future impact, demand for products sold on our platform, which in turn could adversely affect our revenue and results of operations. Further, the preventative and protective measures currently in place, or which may be instituted or re-instituted in the future, such as quarantines, closures, and travel restrictions, have interfered with the ability of our sellers to deliver products to our buyers. If delivery services are delayed or shut down, or if they are perceived as unreliable, our GMV and revenue could be negatively impacted in the future.

The COVID-19 pandemic has had a variety of impacts on our business to date. In the initial weeks of the pandemic in the United States, we experienced a significant decrease in GMV. In the month of March 2020, we had negative 13% year-over-year GMV growth which in turn impacted the year-over-year GMV growth for the quarter ended March 31, 2020, which was 9%. Subsequently, in the quarter ended June 30, 2020, the year-over-year GMV growth rebounded to 42% as buyer and seller activity resumed. However, such trends may not continue and could be reversed. In particular, to the extent that federal and state governmental aid programs initiated in connection with the pandemic are reduced or terminated, consumer discretionary spending would likely decrease, which would have a negative impact on our business. In addition, although the COVID-19 pandemic has accelerated the trend toward eCommerce, it has negatively affected demand for apparel and fashion as retail categories. Responses to the COVID-19 pandemic such as prolonged work-from-home policies, quarantines, closures, and travel restrictions could continue to depress demand for the products sold on our platform. Even if a virus or other disease does not spread significantly and such measures are not implemented, the perceived risk of infection or significant health risk may adversely affect our business, results of operations, and financial condition.

In response to the COVID-19 pandemic, we have been required to temporarily close our corporate offices and the majority of our employees are currently working remotely, which impacts productivity and has otherwise disrupted our business operations, including by adding administrative complexity to our everyday human resources and employee technology functions. The remote working environment may also create increased vulnerability to cybersecurity incidents, including breaches of information systems security, which could damage our reputation and commercial relationships, disrupt operations, increase costs and/or decrease net revenue, and expose us to claims from users, suppliers, financial institutions, regulators, payment card associations, employees and others, any of which could have a material adverse effect on our business, results of operations, and financial condition.

To the extent the COVID-19 pandemic or a similar public health threat has an impact on our business, results of operations, and financial condition, it is likely to also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Our advertising activity may fail to efficiently drive growth in users, buyers, and sellers.

Our future growth and profitability depend in large part upon the effectiveness and efficiency of our advertising, promotion, public relations, and marketing programs, and we are investing heavily in these activities. These brand promotion activities may not yield increased revenue, and the efficacy of these activities will depend on a number of factors, including our ability to do the following:

•	determine the effective creative message and media mix for advertising, marketing, and promotional expenditures;

•	select the right markets, media, and specific media vehicles in which to advertise;

•	identify the most effective and efficient level of spending in each market, media, and specific media vehicle; and

•	effectively manage marketing costs, including creative and media expenses, to maintain acceptable user acquisition costs.

In response to the COVID-19 pandemic, we substantially reduced our advertising spend. While this reduction has not resulted in a commensurate reduction in revenue growth to date due to other factors related to the pandemic, you should not expect that a similar level of advertising spend in the future will be able to drive similar growth. We, therefore, plan to increase advertising spend in future periods to continue driving our growth. We also expect that the cost of advertising is likely to increase as we emerge from the pandemic and competition for advertising returns to normal levels. Additionally, increases in the pricing of one or more of our marketing and advertising channels could increase our marketing and advertising expenses or cause us to choose less expensive but possibly less effective marketing and advertising channels.

We also may incur marketing and advertising expenses significantly in advance of the time we anticipate recognizing revenue associated with such expenses, and our marketing and advertising expenditures may not generate sufficient levels of brand awareness or result in increased revenue. Even if our marketing and advertising expenses result in increased sales, the increase might not offset our related expenditures. If we are unable to maintain our marketing and advertising channels on cost-effective terms or replace or supplement existing marketing and advertising channels with similarly or more effective channels, our marketing and advertising expenses could increase substantially, our seller and buyer base could be adversely affected, and our business, results of operations, financial condition, and brand could suffer.

If we fail to manage growth effectively, our business, results of operations, and financial condition could be harmed.

We have experienced, and may continue to experience, rapid growth in our headcount, business, and operations, which has placed, and may continue to place, significant demands on our management and our operational and financial resources. For example, our headcount grew from 212 full-time employees as of December 31, 2017 to 501 full-time employees as of September 30, 2020. In addition, our GMV grew at a 50% CAGR from $491 million in 2017 to $1.1 billion in 2019.

We continue to increase the breadth and scope of our platform and our operations, and the growth we have experienced in our business places significant demands on our operational infrastructure. For example, our growth in 2017 put a significant strain on our Community Services team, which we believe led to a temporary decrease in user satisfaction.

The scalability and flexibility of our platform depends on the functionality of our technology and network infrastructure and its ability to handle increased traffic and demand. The growth in the number of users using our platform and the number of transactions processed through our platform has increased the amount of data and requests that we process. Any problems with the transmission of increased data and requests could result in harm to our brand or reputation. Moreover, as our business grows, we will need to devote additional resources to improving our operational infrastructure and continuing to enhance its scalability in order to maintain the performance of our platform. These efforts may require substantial financial expenditures, commitments of resources, developments of our processes, and other investments and innovations. Any investments we make will occur in advance of experiencing the benefits from such investments, making it difficult to determine in a timely manner if we are efficiently allocating our resources. These efforts may also involve hiring additional personnel, and we cannot be sure that we will be able to attract and retain a sufficient number of qualified personnel in the future.

Furthermore, we believe that an important contributor to our success has been our corporate culture, which we believe fosters innovation, teamwork, passion for our users, and a focus on attractive designs and technologically advanced software. As we continue to grow, or acquire other companies, we must effectively integrate, develop, and motivate a growing number of new employees. As a result, we may find it difficult to maintain our corporate culture, which could limit our ability to innovate and operate effectively. Any failure to preserve our culture could also negatively affect our ability to retain and recruit personnel, continue to perform at current levels, or execute on our business strategy.

We rely, in part, on Internet search engines and social networking sites to help drive traffic to our apps and website. If we fail to appear prominently in the search results or fail to drive traffic through paid advertising, our traffic could decline and our business, results of operations, and financial condition would be adversely affected.

We depend in part on Internet search engines, such as Google, Bing, and Yahoo!, as well as social networking sites such as Facebook, Instagram, Snapchat, TikTok, and Pinterest to drive traffic to our website. Our ability to maintain and increase the number of visitors directed to our website is not entirely within our control. Our competitors may increase their search engine optimization efforts and outbid us for placement on various search engines, resulting in their websites receiving a higher search result page ranking than ours. Additionally, Internet search engines could revise their methodologies in a way that would adversely affect our search result rankings, or they could remove our paid listings altogether. For example, in January 2019, Google temporarily suspended our paid listings appearing on its search engine on account of the number of items for sale on our website that Google perceived to be replicas. We continue to take steps to identify listings that might be replicas, however, there can be no assurance that replicas or perceived replicas may still be listed from time to time. If Internet search engines modify their search algorithms in ways that are detrimental to us, remove our paid listings or if our competitors’ efforts are more successful than ours, overall growth in users could slow or the number of users using our platform could decline. Any reduction in the number of users directed to our website through Internet search engines or social networking sites could harm our business, results of operations, and financial condition.

If we fail to engage our users or innovate, improve, and enhance our platform in a manner that responds to our users’ evolving needs, our business, results of operations, and financial condition may be adversely affected.

The markets in which we compete are characterized by constant change and innovation, and we expect them to continue to evolve rapidly. Our success has been based on our ability to identify and anticipate the needs of our users and design a platform that provides them with the tools they want and need to engage and transact. Our ability to attract new users, retain existing users, and increase engagement of both new and existing users will depend in large part on our ability to continue to innovate and enhance the functionality, performance, reliability, design, security, and scalability of our platform.

We may experience difficulties with software development that could delay or prevent the development, introduction, or implementation of new features and enhancements. We must also continually update, test, and enhance our software platform. The continual improvement and enhancement of our platform requires significant investment, and we may not have the resources to make such investment. To the extent we are not able to improve and enhance the functionality, performance, reliability, design, security, and scalability of our platform in a manner that responds to our users’ evolving needs, our business, results of operations, and financial condition will be adversely affected.

The vibrancy of our community and trustworthiness of our marketplace are important to our success. If we are unable to maintain them, our ability to attract, engage, and retain users could suffer.

The vibrancy of our community and trustworthiness of our marketplace are the cornerstones of our business. The social interactions on our platform contribute significantly to our ability to attract, engage, and retain users. Many things could undermine these cornerstones, such as:

•	declines in social activity on our platform or any negative sentiment or degradation in the nature of the social activity on our platform;

•	complaints or negative publicity about us, our marketplace, or our policies and guidelines, even if factually incorrect or based on isolated incidents;

•	an inability to gain the trust of prospective users;

•	actions of, or online behavior by, users that are perceived to be hostile or inappropriate by other users;

•	the use of programs or other forms of automation (such as “bots”) to participate on our platform;

•	issues associated with the quality and authenticity of items listed on our marketplace;

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disruptions or defects on our marketplace, such as authenticity issues, privacy or data security breaches, site outages, payment disruptions, or other incidents that impact the reliability of our marketplace; and

•	the failure of our sellers to deliver the items sold in our marketplace in a timely manner or at all.

If we are unable to maintain a vibrant community and trustworthy marketplace, then our ability to attract, engage, and retain users could be impaired and our reputation, business, results of operations, and financial condition would be adversely affected.

Our user metrics and other estimates are subject to inherent challenges in measurement, and inaccuracies in those metrics could have an adverse impact on our business, results of operations, and financial condition.

We regularly review metrics, including our Active Users, Active Buyers, and Active Sellers, to evaluate growth trends, measure our performance, and make strategic decisions. These metrics are calculated using internal company data and have not been validated by an independent third party. While these numbers are based on what we believe to be reasonable estimates of our user base for the applicable period of measurement, there are inherent challenges in measuring how our platform is used. Errors or inaccuracies in our metrics or data could result in incorrect business decisions and inefficiencies.

For example, there are individuals who have multiple accounts on our platform. A user is separately identified on our marketplace by a unique email address; a single person could have multiple accounts and can count as multiple distinct users. If a significant understatement or overstatement of Active Users were to occur, we may expend resources to implement unnecessary business measures or fail to take required actions to attract a sufficient number of users to satisfy our growth strategies.

Further, certain of the other information we collect from users, including users’ dates of birth, and other demographic information, are self-reported and may differ from our users’ actual ages or other demographics. The age and other demographic information we report may be inaccurate if our users provide us with incorrect or incomplete information regarding their age or other attributes, or choose not to report this information. If we discover material inaccuracies in our user demographic metrics, we may inefficiently allocate our marketing budget or resources, which could seriously harm our business.

If sellers fail to provide a fulfilling experience to buyers, our reputation, business, and the strength of our community could be harmed.

We are dependent on our sellers to provide the vast and diverse merchandise that is available on our marketplace. If sellers fail to provide quality items that are consistent with current fashion trends or the likes of our community, our user growth, retention, and engagement may decline, and our reputation, business, and the strength of our community could be harmed.

A small portion of users have complained to us about their experience with our marketplace. For example, buyers have reported to us in the past that they have not received the items that they purchased, that the items received were not as represented by a seller, or that a seller has not been responsive to their questions. Sellers from time to time disagree with us when we resolve a dispute in favor of a buyer. Negative publicity and user sentiment generated as a result of these types of complaints could reduce our ability to attract new users, retain our current users, or damage our reputation. A perception that our levels of responsiveness and member support are inadequate could have similar results. In some situations, we may choose to reimburse buyers for their purchases to help avoid harm to our reputation, but we may not be able to recover the funds we expend for those reimbursements.

Shipping is a critical part of our business. We currently rely on the USPS for our U.S. business, and any changes in our shipping arrangements with the USPS or any interruptions in shipping could adversely affect our business results of operations, and financial condition. In addition, shipping costs are rising faster than the rate of inflation, which could have an adverse impact on our business, results of operations, and financial condition.

We currently rely on the USPS to enable sellers to easily ship the products they sell on our marketplace in the United States. The COVID-19 pandemic has impacted the USPS and caused delays, and the COVID-19 pandemic, and any future pandemic, epidemic, or similar outbreak, may disrupt the USPS’s ability to meet their obligations to us, which may negatively affect our operations. In addition, there has been recent news coverage about politicization of, and funding challenges at, the USPS, and reports of significant service delays. In addition, delays or interruptions in shipping may be caused by inclement weather, natural disasters, labor disputes, transportation disruptions, acts of war or terrorism, public health crises, labor unrest, government shut-downs, and similar factors. Delays in the shipping of items sold on our marketplace may result in the cancellation of a purchase by the buyer. If sellers do not deliver items sold in a timely manner, if items sold on our marketplace are damaged or lost during the delivery process, or if users perceive that there could be such delivery delays or failures, our users could become dissatisfied and cease using our services, which would adversely affect our business, results of operations, and financial condition.

Furthermore, in the event of an interruption in the USPS’s delivery capabilities, we may not be able to obtain an alternate delivery service without incurring material additional costs and substantial delays, which could adversely impact our revenue, gross margins, and results of operations. Our agreement with the USPS is scheduled to expire in March 2023. If we are not able to renew the agreement or if we are not able to renegotiate acceptable pricing and other terms with the USPS or they experience performance problems or other difficulties, it could negatively impact our business, results of operations, and financial condition and our users’ experience. Furthermore, the USPS may introduce improved scanning technology to measure the weight and dimensions of packages which may cause us to incur additional shipping costs for excess weight and oversized packages. In addition, shipping costs are rising faster than the rate of inflation in the economy in general, thereby making our products more expensive relative to other goods and services with cheaper or free shipping, which could lead to a reduction in the demand for items available on our marketplace. This would cause sales on our marketplace to decline and could adversely impact our business, results of operations, and financial condition.

We face significant competition and may be unsuccessful in competing against current and future competitors. If our competitors are more successful in offering compelling products or in attracting and retaining buyers and sellers than we are, our revenue and growth rates could decline.

The retail industry is intensely competitive. Online retail, including on mobile devices and tablets, is rapidly evolving and is subject to changing technology, shifting consumer preferences and tastes, and frequent introductions of new products and services. To be successful, we need to attract and retain both buyers and sellers, who have a variety of choices when it comes to shopping and selling, both online and offline. We face competition for both our buyers and our sellers from a wide range of competitors, which include both online or offline retailers, such as large marketplaces, national retail chains, local consignment, and vintage stores and other venues or marketplaces. These competitors include, but are not limited to, Amazon, eBay, Etsy, Facebook, Mercari, Shopify, T.J.Maxx, and Walmart. Many of these competitors offer low-cost or free shipping, fast shipping times, favorable return policies, and other features that may be difficult for sellers to match, or may be a reason buyers choose not to buy items on our marketplace.

We compete with retailers of new and used goods, including big box retailers, specialty retailers, direct-to-consumer retailers, discount chains, independent retail stores, the online offerings of these traditional retail competitors, resale players focused on multiple, niche or single categories, as well as technology-enabled marketplaces or platforms that may offer the same or similar goods and services that we offer. We also face competition from social media sites and commerce enablement companies. Additionally, large retailers seeking to establish an online presence in the fashion industry may be able to devote substantially more resources to attracting users and exert more leverage over the supply chain for products than we can. Larger competitors may also be better capitalized to opportunistically acquire, invest in, or partner with other domestic and international businesses. We believe that companies with a combination of technical expertise, brand recognition, financial resources, and eCommerce experience also pose a significant threat. In particular, if known incumbents in the eCommerce space choose to offer competing services, they may devote greater resources than we have available, have a more accelerated time frame for deployment, and leverage their existing user base and proprietary technologies to provide services or a user experience that consumers may view as superior.

Online retail companies and marketplaces, including emerging start-ups, may be able to innovate and provide products and services faster than we can. In addition, traditional brick-and-mortar based retailers offer consumers the ability to handle and examine products in person and offer a more convenient means of returning and exchanging purchased products. If our competitors are more successful in offering compelling products or in attracting and retaining buyers and sellers than we are, our revenue and growth rates could decline. If we are unable to compete for buyers and sellers successfully, or if competing successfully requires us to expend significant resources in response to our competitors’ actions, our business, results of operations, and financial condition could be adversely affected.

We derive all of our revenue from our marketplace. Failure of our marketplace to satisfy user demands or to achieve increased market acceptance could adversely affect our business, results of operations, and financial condition.

We derive and expect to continue to derive all of our revenue from transaction fees arising from sales by sellers to buyers on our marketplace. As such, the market acceptance of our marketplace is critical to our continued success. If we are unable to continue to meet user demands or to achieve more widespread market penetration of our marketplace, our business, results of operations, and financial condition will be adversely affected.

We launched Posh Remit in 2019, an automated service to collect sales tax for taxable items sold on our marketplace. This sales tax collection increased the costs our buyers pay for offerings on our marketplace and caused a negative impact on our GMV, and could adversely affect our business, results of operations, and financial condition.

On June 21, 2018, the U.S. Supreme Court held in South Dakota v. Wayfair, Inc. that states could impose sales tax collection obligations on out-of-state retailers even if those retailers lack any physical presence within the state. As a result of this decision, states have begun to enact marketplace collection laws that require marketplaces to collect sales tax on behalf of retailers. Based on these new laws, in April 2019, we implemented sales tax in 46 states that collect state or local sales tax, ahead of expected change in tax legislation. As a result, we saw a decrease in GMV growth, with the highest impact in higher-tax states. The sales tax adversely impacted the growth rate of our GMV and financial results in the quarter ended June 30, 2019 through the quarter ended March 31, 2020. We may also experience higher than historical growth for the next several quarters given the comparison to lower performing historical periods, and you should not assume that such growth will continue in future periods. The application of sales tax and other indirect taxes on cross-border sales by remote sellers is continuing to change and evolve. If one or more states increase their sales tax rates, or if we determine to collect sales tax in additional jurisdictions, including as a result of subsequent changes in marketplace collection laws, our platform could be less attractive to users, and we could experience further declines in GMV growth and in other key metrics. Posh Remit has created additional administrative burdens for us and put us at a competitive disadvantage with respect to our competitors that do not collect sales tax. In addition, the requirement to collect additional sales tax could result in liabilities related to improper or incorrect collecting and remitting of sales tax, and subject us to potential lawsuits or litigation related to such collection.

We may have to decrease our fees, which could adversely affect our results of operations.

We have limited experience with respect to determining the fee for sales on our platform, and we may need to change our pricing model from time to time. Currently, our fee is 20% of the final price for sales $15 and over, or a flat rate of $2.95 for sales under $15. In the future, we may be unable to attract new sellers or retain current sellers at these fee levels, as they may choose to sell their merchandise on other platforms with lower fees. Furthermore, pricing pressures and increased competition generally could result in having to decrease fees, which could cause reduced revenues, reduced margins, or losses, any of which would harm our business, results of operations, and financial condition.

Our expansion into new markets may be unsuccessful.

We intend to expand by entering into new markets. Our efforts to expand into new markets could fail for many reasons, including lack of acceptance of new offerings on our platform by existing or new users, our failure to promote the new markets effectively, or negative publicity about us or our new markets.

Expanding into new markets involves significant risk. For example, these initiatives may not drive increases in revenue, may require substantial investment and planning, and may bring us more directly into competition with companies that are better established or have greater resources than we do. Expanding into new categories may have a dilutive effect. It will require additional investment of time and resources of our management and personnel. If we are unable to cost-effectively expand into new markets, then our growth prospects and competitive position may be harmed and our business, results of operations, and financial condition may be adversely affected.

We rely on AWS to host our mobile app and website and on third parties to process payments on our online marketplace. Any significant disruption in service provided by, or termination of our relationship with, AWS and such third parties could damage our reputation and result in loss of users, buyers, and sellers, which would harm our business, results of operations, and financial condition.

Our brand and ability to attract and retain buyers and sellers depends in part on the reliable performance of our network infrastructure and content delivery process. We have experienced, and expect that in the future we will experience interruptions, delays, and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions, and capacity constraints that could affect the availability of services on our platform and prevent or inhibit the ability of buyers to access our online marketplace or complete purchases on our apps and website. We currently host our platform and support our operations using AWS. We do not have control over the operations of the facilities of AWS that we use. AWS’ facilities are vulnerable to damage or interruption from natural disasters, cybersecurity attacks, terrorist attacks, power outages, and similar events or acts of misconduct. The continuing and uninterrupted performance of our online marketplace is critical to our success. Volume of traffic and activity on our online marketplace spikes on certain days and during certain periods of the year and any interruption would be particularly problematic if it were to occur during a high volume time. In the event that our agreement with AWS is terminated, we may experience downtime for a short period or significant short-term costs in connection with the transfer to, or the addition of, new cloud infrastructure service providers, which could cause short-term harm to our business, financial condition, or results of operations.

We rely on third-party payment processors to process payments made by buyers on our marketplace. If our third-party payment processors terminate their relationships with us or refuse to renew their agreements with us on commercially reasonable terms, we would need to find an alternate payment processor and may not be able to secure similar terms or replace such payment processors in an acceptable time frame. Further, the software and services provided by our third-party payment processors contain errors or vulnerabilities, be compromised, experience outages, or not meet our expectations. Any of these risks could cause us to lose our ability to accept online payments, make payments to sellers, or conduct other payment transactions, any of which could make our platform less convenient and attractive and adversely affect our ability to attract and retain buyers and sellers.

Our business depends on a strong and trusted brand, and we may not be able to maintain, protect, and enhance our brand and reputation.

We believe that maintaining our brand and reputation is critical to driving user engagement and attracting new users. Building our brand will depend largely on our sellers’ ability to continue to provide our users with a wide variety of high-quality merchandise, which they may not do successfully. User complaints or negative publicity about our platform, marketplace, merchandise, delivery times, or client support, especially on social media platforms, could harm our reputation and diminish the number of users that use our services.

Our brand depends in part on effective customer support, which requires significant personnel expense. Failure to manage or train our customer support representatives properly or inability to handle customer complaints effectively could adversely affect our brand, reputation, business, results of operations, and financial condition.

In addition, harm to our brand can arise from many other sources, including inadequate protection of sensitive information by us or our third-party partners, litigation and other claims, seller or buyer misconduct, and employee misconduct. If we do not successfully maintain a strong and trusted brand, our business, results of operations, and financial condition would be adversely affected.

Our security measures have in the past been, and may in the future be, compromised. Compromises of our data security could cause us to incur unexpected expenses and may adversely affect our reputation, business, results of operations, and financial condition.

In the ordinary course of our business, we and our third-party service providers collect, process, and store certain personal information and other data relating to individuals, such as our users and employees, including users’ names, email addresses, physical addresses, and transaction data. Our third-party service providers also store payment card information. We rely substantially on commercially available systems, software, tools, and monitoring to provide security for our processing, transmission, and storage of personal information and other confidential information. There can be no assurance, however, that we or our vendors will not suffer a data compromise, that hackers or other unauthorized parties will not gain access to personal information or other data, including payment card data or confidential business information, or that any such data compromise or access will be discovered on a timely basis. We have experienced a data breach and other security incidents in the past and any future failure to adequately maintain security and prevent unauthorized access to electronic and other confidential information could result in an additional data breach or security incident which could materially adversely affect our reputation, business, results of operations, and financial condition. The techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not identified until they are launched against a target, and we and our third-party service providers may be unable to anticipate these techniques or to implement adequate preventative measures. For example, in 2017 we experienced an incident in which hackers targeted our systems and used stolen usernames and passwords obtained from data breaches of third parties to steal funds from our users, resulting in several thousand active accounts being compromised. In response to this incident, we implemented several changes, including engaging a third-party fraud vendor to monitor login events and requiring multi-factor authentication for key account changes, such as password changes, email, or redemption details. In addition, we reimbursed our users for any funds that were stolen; the aggregate amount of such reimbursements were not material. In addition, our employees, contractors, or other third parties with whom we do business may attempt to circumvent security measures in order to misappropriate such personal or other confidential information or other data or may inadvertently release or compromise such data.

As we gain greater public visibility, we may face a higher risk of being targeted by cyber-attacks. Although we rely on a variety of security measures, including commercially available systems, software, tools, and monitoring to provide security for our processing, transmission, and storage of personal information and other confidential information, we cannot assure you that such measures will provide absolute security, particularly given the increasingly sophisticated tools and methods used by hackers and cyber terrorists.

We are also reliant on the security practices of our third-party service providers, which may be outside of our direct control. Additionally, some of our third-party service providers, such as payment processing providers, regularly have access to some confidential and sensitive user data. If these third parties fail to adhere to adequate security practices, or experience a breach of their networks, our users’ data may be improperly accessed, used, or disclosed.

Compromise of our data security, failure to prevent or mitigate the loss of personal or business information and delays in detecting or providing prompt notice of any such compromise or loss could disrupt our operations, damage our reputation, and subject us to litigation, government action, or other additional costs and liabilities that could adversely affect our business, results of operations, and financial condition. For example, in August 2019 we announced a security breach where data from our users was acquired by an unauthorized third party, resulting in several million accounts being compromised. The data acquired contained information such as username, first and last name, gender, city, email address, and size preferences. We took numerous preventive measures, including forcing password changes and if another breach was to occur again, we may have to take additional measures that could be more costly in the future.

We store, process, and use data, some of which contains personal information. This subjects us to complex and evolving federal, state, and foreign laws and regulations regarding privacy, data protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in investigations, claims, changes to our business practices, increased cost of operations, and declines in user growth, retention, or engagement, any of which could seriously harm our business, results of operations, and financial conditions.

We collect and maintain significant amounts of personal information and other data relating to our users and employees. Numerous federal, state and international laws, rules, and regulations govern privacy and the collection, use, and protection of personal information and can expose us to enforcement actions and investigations by regulatory authorities, and potentially result in regulatory penalties and significant legal liability, if our compliance efforts fail. For example, in June 2018 the State of California enacted the California Consumer Privacy Act, or CCPA, which took effect on January 1, 2020 and broadly defines personal information, gives California residents expanded privacy rights and protections, and provides for civil penalties for violations and a private right of action for data breaches. In addition, California voters recently approved the California Privacy Rights Act, or CPRA. Among other changes, the CPRA would establish a dedicated privacy regulator in California, create a new category of “sensitive information” over which California residents have additional rights, and require businesses to implement data minimization principles. Future laws, regulations, standards, and other obligations, including those related to the CCPA, and changes in the interpretation of existing laws, regulations, standards, and other obligations could impair our ability to collect, use, or disclose information relating to consumers.

Laws, rules, and regulations concerning privacy, data protection, and data security evolve frequently and may be inconsistent from one jurisdiction to another or may be interpreted to conflict with our practices. For example, in addition to the developments in California, a number of other states are considering privacy legislation similar to the CCPA and/or other potential privacy laws. We expect that there will continue to be new proposed laws, regulations, and industry standards concerning privacy, data protection, and information security in the United States, the EU, and other jurisdictions. We cannot yet fully determine the impact that these or future laws, rules, and regulations may have on our business or operations. Additionally, we may be bound by contractual requirements applicable to our collection, use, processing, and disclosure of various types of data, including personal information, and may be bound by, or voluntarily comply with, self-regulatory or other industry standards relating to these matters.

Any failure or perceived failure by us or any third parties with which we do business to comply with these laws, rules, and regulations, or with other obligations to which we may be or may become subject, may result in actions against us by governmental entities, private claims and litigations, fines, penalties, or other liabilities, or result in orders or consent decrees forcing us to modify our business practices. Any such action would be expensive to defend, would damage our reputation and adversely affect our business, results of operations, and financial condition.

Unfavorable changes or failure by us to comply with evolving internet and eCommerce regulations could substantially harm our business, results of operations, and financial condition.

We are subject to general business regulations and laws as well as regulations and laws specifically governing the internet and eCommerce. These regulations and laws may involve taxes, privacy and data security, consumer protection, the ability to collect and/or share necessary information that allows us to conduct business on the internet, marketing communications and advertising, content protection, electronic contracts, or gift cards. Furthermore, the regulatory landscape impacting internet and eCommerce businesses is constantly evolving which could expose us to enforcement actions and investigations by regulatory authorities, and potentially result in regulatory penalties. For example, California has proposed legislation that would expand product liability of defective products to an online platform even when the platform does not manufacture, sell, distribute, or take possession of the product. If this proposal were to pass, our legal liability could increase significantly. Any unfavorable changes in the regulatory or legal environment could have a material adverse impact to our business.

We may be unable to establish, maintain, protect, and enforce our intellectual property and proprietary rights or prevent third parties from making unauthorized use of our technology.

Our intellectual property is an essential asset of our business. We rely on trademark, copyright, patent, trade secret, and domain-name-protection laws, in addition to confidentiality agreements and other practices to protect our brands, proprietary information, technologies, and processes.

Our most material trademark asset is the registered trademark “Poshmark.” Our trademarks are valuable assets that support our brand and consumers’ perception of our services and merchandise. We also hold the rights to the “poshmark.com” internet domain name and various other related domain names, which are subject to internet regulatory bodies and trademark and other related laws of each applicable jurisdiction. If we are unable to protect our trademarks or domain names in the United States or in other jurisdictions in which we may ultimately operate, our brand recognition and reputation would suffer, we would incur significant rebranding expenses, and our results of operations could be adversely impacted. Our issued patents and those that may be issued in the future may not provide us with competitive advantages, may be of limited territorial reach, and may be held invalid or unenforceable if successfully challenged by third parties, and our patent applications may never be granted. Even if issued, there can be no assurance that these patents will adequately protect our intellectual property or survive a legal challenge, as the legal standards relating to the validity, enforceability, and scope of protection of patent and other intellectual property rights are uncertain. Our limited patent protection may restrict our ability to protect our technologies and processes from competition.

We primarily rely on trade secret laws and confidentiality agreements with our employees, collaborators, contractors, advisors, consultants, and other third parties, and invention assignment agreements with our employees, to protect our technologies and processes, including the algorithms we use throughout our business. The confidentiality agreements are designed to protect our proprietary information and, in the case of agreements or clauses containing invention assignment, to grant us ownership of technologies that are developed through a relationship with employees or third parties. We cannot guarantee that we have entered into such agreements with each party that has or may have had access to our trade secrets or proprietary information. Additionally, despite these efforts, no assurance can be given that the confidentiality agreements we enter into will be effective in controlling access to such proprietary information and trade secrets. The confidentiality agreements on which we rely to protect certain technologies may be breached, may not be adequate to protect our confidential information, trade secrets, and proprietary technologies, and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, trade secrets, or proprietary technology. Further, these agreements do not prevent our competitors or others from independently developing the same or similar technologies and processes, which may allow them to provide a service similar or superior to ours, which could harm our competitive position.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation brought to protect and enforce our intellectual property rights could be costly, time consuming, and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay the introduction and implementation of new technologies, impair the functionality of our marketplace, result in our substituting inferior or more costly technologies into our software, or injure our reputation. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Moreover, policing unauthorized use of our technologies, trade secrets, and intellectual property may be difficult, expensive, and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak. If we fail to meaningfully establish, maintain, protect, and enforce our intellectual property and proprietary rights, our business, results of operations, and financial condition could be adversely affected.

We may be subject to intellectual property claims, which are extremely costly to defend, could require us to pay significant damages, and could limit our ability to use certain technologies in the future.

Companies in the internet and technology industries are frequently subject to litigation based on allegations of infringement or other violations of intellectual property rights. We periodically receive communications that claim we have infringed, misappropriated, or misused others’ intellectual property rights. To the extent we gain greater public recognition, we may face a higher risk of being the subject of intellectual property claims. Third parties may have intellectual property rights that cover significant aspects of our technologies or business methods and prevent us from expanding our offerings. Third parties may also allege a company is secondarily liable for intellectual property infringement, or that it is a joint infringer with another party. Any intellectual property claim against us, with or without merit, could be time consuming and expensive to settle or litigate and could divert the attention of our management. Litigation regarding intellectual property rights is inherently uncertain due to the complex issues involved, and we may not be successful in defending ourselves in such matters. In addition, some of our competitors have extensive portfolios of issued patents. Many potential litigants, including some of our competitors and patent holding companies, have the ability to dedicate substantial resources to enforcing their intellectual property rights. Any claims successfully brought against us could subject us to significant liability for damages, and we may be required to stop using technology or other intellectual property alleged to be in violation of a third party’s rights in one or more jurisdictions where we do business. We also might be required to seek a license for third-party intellectual property. Even if a license is available, we could be required to pay significant royalties or submit to unreasonable terms, which would increase our operating expenses. We may also be required to develop alternative non-infringing technology, which could require significant time and expense. If we cannot license or develop technology for any allegedly infringing aspect of our business, we would be forced to limit our service and may be unable to compete effectively. Any of these results could adversely affect our business, results of operations, and financial condition.

We may be subject to claims that items listed on our marketplace are counterfeit, infringing, or illegal which could be costly to defend and require us to pay damages.

Our success depends on our ability to accurately and cost-effectively determine whether an item offered through our marketplace is an authentic product. As the sophistication of counterfeiters increases, it may be increasingly difficult to identify counterfeit products. Additionally, we may be subject to allegations that a luxury item sold on our platform is not authentic despite our confirmed authentication of such item. Such controversy could negatively impact our reputation and brand and harm our business, results of operations, and financial condition.

When a luxury item with a value of $500 or greater is purchased on our marketplace, it is shipped directly to our headquarters for authentication. One of our trained employees on our authentication team then reviews the item for authenticity and either sends the item on to the buyer or refunds the purchase price to the buyer. If our employees fail to properly identify authentic goods or fail to identify counterfeit items, we could be subject to several risks including negative publicity and sentiment resulting from fraudulent or deceptive conduct by sellers as well as the threat of litigation from brands, including luxury brands, who believe counterfeit goods are being sold on our marketplace.

Our policies promote legal business practices, and our TOS permit us to take down a seller’s listing if we become aware of such illegal use. We do not proactively monitor or review the appropriateness of the content of our users’ activities, and we do not have control over users’ activities. The safeguards we have in place may not be sufficient for us to avoid litigation or liability, which could adversely affect our business, results of operations, and financial condition.

In addition, we periodically receive communications from brands claiming items sold on our marketplace violate third-party copyrights, trademarks, or other intellectual property rights. Our procedures may not effectively reduce or eliminate our liability. In particular, we may be subject to civil or criminal liability for activities carried out by sellers on our marketplace, especially outside the United States where laws may offer less protection for intermediaries and platforms than the United States. Under current U.S. copyright law and Section 230 of the Communications Decency Act, we may benefit from statutory safe harbor provisions that may help protect us from certain types of liability for content posted on our marketplace by sellers and buyers. However, trademark laws do not include similar statutory provisions, and liability for trademark infringement is often determined by court decisions. These safe harbors and court rulings may change unfavorably. In that event, we may be held secondarily liable for the intellectual property infringement of sellers on our marketplace.

Regardless of the validity of any claims made against us, we may incur significant costs and efforts to defend against or settle them. If a governmental authority determines that we have aided and abetted the infringement or sale of stolen, illegal, or counterfeit goods or if changes in the law result in us being liable for actions by sellers on our marketplace, we could face regulatory, civil, or criminal penalties. Successful claims by third-party rights owners could require us to pay substantial damages or reduce our ability to offer certain brands on our marketplace. These types of claims could force us to modify our business practices, which could lower our revenue, increase our costs, or make our marketplace less user-friendly.

Furthermore, while we strictly prohibit the sale of illegal items, sellers may try to sell stolen goods, impaired goods, replicas, or fakes, goods derived from threatened or extinct species, and misrepresented Native American or American Indian arts and crafts. Examples of products that may be interpreted as trading in or derived from threatened or extinct species include, but are not limited to, clothing, shoes, jewelry, fur, bags, accessories, rings, or bracelets containing parts or products from tigers, sharks, turtles, yaks, whales, dolphins, staghorn or elkhorn coral, rhinoceroses, boars, elephants, walruses, mammoths, or other endangered or extinct species. The public perception that stolen, illegal, or counterfeit or other unauthorized items are common on our marketplace, even if factually incorrect, could result in negative publicity and damage to our reputation.

Our procedures may not effectively reduce or eliminate our liability. Any of the foregoing could have an adverse effect on our business, results of operations, and financial condition.

If our software contains serious errors or defects, we may lose revenue and market acceptance and may incur costs to defend or settle claims with our sellers and harm our reputation among users.

Software such as ours often contains errors, defects, security vulnerabilities, or software bugs that are difficult to detect and correct, particularly when first introduced or when new versions or enhancements are released. Despite internal testing, our software may contain serious errors or defects, security vulnerabilities, or software bugs that we may be unable to successfully correct in a timely manner or at all, which could result in lost revenue, significant expenditures of capital, a delay or loss in market acceptance, and damage to our reputation and brand, any of which could adversely affect our business, results of operations, and financial condition.

Since some of our sellers use our services for processes that are critical to their businesses, errors, defects, security vulnerabilities, service interruptions, or software bugs on our marketplace could result in losses. Further, buyers or sellers could share information about bad experiences on social media, which could result in damage to our reputation and could adversely affect our business, results of operations, and financial condition.

Some of our software and systems contain open source software, which may pose particular risks to our proprietary applications.

We utilize open source software in the applications we have developed to operate our business and will use open source software in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses and is typically freely accessible, usable, and modifiable. Pursuant to such open source licenses, we may be subject to certain conditions, including requirements that we offer our proprietary software that incorporates the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software, and that we license such modifications or derivative works under the terms of the particular open source license. We may face claims from third parties claiming ownership of, or demanding the release or license of, the open source software or derivative works that we developed from such software (which could include our proprietary source code), or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to purchase a costly license, publicly release the affected portions of our source code, or cease offering the implicated software unless and until we can re-engineer it to avoid infringement. We also may be required to re-engineer products if the license terms for incorporated open source software change. The re-engineering process of some or all of our software could require significant additional research and development resources, and we may not be able to complete it successfully. In addition, use of open source software can lead to greater risks than use of third-party commercial software because open source licensors generally do not provide warranties or controls on the origin of the software. Use of open source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to determine how to breach our website and systems that rely on open source software. These risks could be difficult to eliminate or manage and, if not addressed, could adversely affect our business, results of operations, and financial conditions.

If we fail to attract and retain key personnel, or effectively manage succession, our business, results of operations, and financial condition could be adversely affected.

Competition for key personnel is strong, especially in the San Francisco Bay Area where our headquarters are located, and we cannot be sure that we will be able to attract and retain a sufficient number of qualified personnel in the future or that the compensation costs of doing so will not adversely affect our results of operations. If we are unable to retain, attract, and motivate talented employees with the appropriate skills at cost-effective compensation levels or if changes to our business adversely affect morale or retention, we may not achieve our objectives, and our business, results of operations, and financial condition could be adversely affected.

In addition, our failure to put in place adequate succession plans for senior and key management roles or the failure of key employees to successfully transition into new roles could have an adverse effect on our business and results of operations. The unexpected or abrupt loss of one or more of our key personnel or the failure to effectively transfer knowledge and effect smooth key personnel transitions could have an adverse effect on our business. In particular, our Chief Executive Officer, Mr. Chandra, has unique and valuable experience leading our company from its inception through today. If he were to depart or otherwise reduce his focus on our business, our business may be severely disrupted. We do not currently maintain key-person life insurance policies on any members of our senior management team or other key employees.

To attract and retain key personnel, we use equity incentives, among other measures. These measures may not be sufficient to attract and retain the personnel we require to operate our business effectively. Additionally, members of our senior management team and many of our employees hold stock options that are or will become exercisable for Class A common stock that will be tradeable following this offering, which may adversely impact our ability to retain these employees. Further, the equity incentives we currently use to attract, retain, and motivate employees may not be as effective as in the past, particularly if the value of the underlying stock does not increase commensurate with expectations or consistent with our historical stock price growth. If we are unable to attract and retain high-quality management and operating personnel, our business, results of operations, and financial condition could be adversely affected.

We may incur significant losses from fraud.

We have in the past incurred and may in the future incur losses from various types of fraud, including stolen credit card numbers, account takeovers, claims that a user did not authorize a purchase, merchant fraud, and users who have closed bank accounts or have insufficient funds in open bank accounts to satisfy payments. In addition to the direct costs of such losses, if the fraud is related to credit card transactions and becomes excessive, it could potentially result in us paying higher fees or losing the right to accept credit cards for payment. In addition, under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder’s signature. Our failure to adequately prevent fraudulent transactions or follow payment card industry data security standards could damage our reputation, result in litigation or regulatory action, and lead to expenses that could substantially impact our business, results of operations, and financial condition.

Sellers may falsely describe or promote items or take portions of branded items and re-purpose them into other items like jewelry. Negative publicity and user sentiment resulting from fraudulent or deceptive conduct by users, or the sale of products derived from threatened or extinct species, or the perception that our levels of responsiveness and customer support are inadequate could reduce our ability to attract new users or retain existing users and damage our reputation.

In addition, even though our TOS provide that taking any part of a transaction off our platform is a violation of our rules, and even though we cannot protect such transactions or uphold such agreements, a small number of transactions is nonetheless conducted outside our platform between buyers and sellers who initially located each other on our platform. We do not receive any fees from those transactions, which results in fewer revenues to us, and any future increase in such off-platform transactions would likely lead to further decreases in our revenue.

We may experience fluctuations in our tax obligations and effective tax rate, which could adversely affect our business, results of operations, and financial condition.

We are subject to taxes in every jurisdiction in which we operate. We record tax expense based on current tax liabilities and our estimates of future tax liabilities, which may include reserves for estimates of probable settlements of tax audits. At any one time, multiple tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. Further, our effective tax rate in a given financial statement period may be materially impacted by changes in tax laws, changes in the mix and level of earnings by taxing jurisdictions, or changes to existing accounting rules or regulations. Fluctuations in our tax obligations and effective tax rate could adversely affect our business, results of operations, and financial condition.

Our results of operations are subject to seasonal and quarterly variations in our revenue and operating income. As a result, our quarterly results may fluctuate and could be below expectations.

Our business is seasonal, and we expect this seasonality to continue in the future. If we experience lower than expected revenue during any quarter that traditionally experiences seasonally high revenue, it may have a significant impact on our business, results of operations, and financial condition for that year. Any factors that harm quarterly results of operations, including unfavorable economic conditions, could have a disproportionate effect on our results of operations for our entire fiscal year.

Our results of operations have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, our past results may not be indicative of our future performance, and comparing our results of operations on a period-to-period basis may not be meaningful. In addition to the other risks described herein, factors that may affect our results of operations include the following:

•	fluctuations due to the seasonality of our business described above;

•	our ability to attract users, buyers, and sellers;

•	our ability to retain our existing users at existing levels and expand their engagement on our platform;

•	the amount and timing of our costs, including operating expenses;

•	potential accelerations of prepaid expenses and deferred costs;

•	the timing and success of new services and features we introduce;

•	our ability to effectively launch and manage new categories;

•	our ability to effectively launch and manage new markets;

•	our ability to manage our existing business and future growth;

•	the impact of competitive developments and our response to those developments;

•	our ability to manage our existing business and future growth;

•	disruptions or defects in our marketplace, such as privacy or data security breaches;

•	the impact of the COVID-19 pandemic, or other global health pandemics;

•	the amount and timing of non-cash expenses, including stock-based compensation and other non-cash charges; and

•	awareness of our brand.

We rely on consumer discretionary spending and may be adversely affected by economic downturns and other macroeconomic conditions or trends.

Macroeconomic conditions may adversely affect our business. If general economic conditions further deteriorate in the United States, consumer discretionary spending may decline and demand for the items available on our marketplace may be reduced. This decline would cause sales on our marketplace to decline and adversely impact our business, results of operations, and financial condition. Our business, results of operations, and financial condition are also subject to global economic conditions and their impact on consumer discretionary spending. Some of the factors that may negatively influence consumer spending, many of which are becoming increasingly present as a result of the COVID-19 pandemic and political instability, include high levels of unemployment, higher consumer debt levels, reductions in net worth, declines in asset values and related market uncertainty, home foreclosures and reductions in home values, fluctuating interest rates and credit availability, fluctuating fuel and other energy costs, fluctuating commodity prices, general uncertainty regarding the overall future political and economic environment, and recent large-scale social unrest across much of the United States. Economic conditions in certain regions may also be affected by natural disasters, such as earthquakes, hurricanes, tropical storms, and wildfires. Consumer purchases of discretionary items, including the merchandise that we offer, generally decline during periods of economic uncertainty when disposable income is reduced or when there is a reduction in consumer confidence.

Even without changes in economic conditions, the demand for the items listed on our marketplace is dependent on consumer preferences. Consumer preferences can change quickly and may differ across generations and cultures. If demand for the items that sellers offer on our marketplace declines, our business would be harmed. Our growth prospects would also be hampered if the shift from brick-and-mortar retail to online and mobile commerce does not continue.

We may require additional capital to support business growth, and this capital might not be available or may be available only by diluting existing stockholders.

We intend to continue making investments to support our business growth and may require additional funds to support this growth and respond to business challenges, including the need to develop our services, enhance our operating infrastructure, expand the markets in which we operate, and potentially acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our Class A common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited, and our business, results of operations, and financial condition could be adversely affected.

Our decision to issue securities in the future will depend on numerous considerations, including factors beyond our control, and therefore we cannot predict or estimate the amount, timing, or nature of any future issuances of debt or equity securities. As a result, our stockholders bear the risk of future issuances of debt or equity securities reducing the value of our common stock and diluting their interest.

If we fail to maintain an effective system of internal controls, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (as amended, “Sarbanes-Oxley Act”), and the rules and regulations of the listing standards of the              . The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting related costs and significant management oversight.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, deficiencies or weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which could have a negative effect on the trading price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the              . As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second Annual Report on Form 10-K.

Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business, results of operations, and financial condition and could cause a decline in the price of our Class A common stock.

Adverse litigation judgments or settlements resulting from legal proceedings in which we may be involved could expose us to monetary damages or limit our ability to operate our business.

We have in the past and may in the future become involved in private actions, collective actions, investigations, and various other legal proceedings by users, employees, clothing brands, competitors, government agencies, or others. The results of any such litigation, investigations, and other legal proceedings are inherently unpredictable and expensive. Any claims against us, whether meritorious or not, could be time consuming, result in costly litigation and an unfavorable judgment, damage our reputation, require significant amounts of management time, and divert significant resources. If any of these legal proceedings were to be determined adversely to us, or we were to enter into a settlement arrangement, we could be exposed to monetary damages or limits on our ability to operate our business, which could have an adverse effect on our business, results of operations, and financial condition.

Certain estimates of market opportunity, forecasts of market growth, and our operating metrics included in this prospectus may prove to be inaccurate.

Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts in this prospectus relating to the size and expected growth of our target market may prove to be inaccurate. Even if the markets in which we compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, if at all. These estimates are calculated using data published by third parties and internally generated data and assumptions data and are subject to a number of assumptions and extrapolations, and as a result, the actual market opportunity and growth forecasts may be different than our disclosed numbers. We have not independently verified any third-party information and cannot assure you of its accuracy or completeness. In addition, our projections, assumptions, and estimates of opportunities within our market are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including but not limited to those described in this prospectus. If this third-party or internally generated data proves to be inaccurate or we make errors in our assumptions based on that data, our actual market may be more limited than our estimates. In addition, these inaccuracies or errors may cause us to misallocate capital and other critical business resources, which could harm our business, results of operations, and financial condition.

We plan to expand our operations abroad where we have no operating experience and will be subject to risks associated with operations abroad.

Expanding our platform into markets outside of the United States is an important part of our strategy. We launched Poshmark in Canada in 2019 and are considering launching in additional international geographies. We plan to enter international markets where we have no experience in marketing, selling, and deploying our platform. The nature of the items that sellers list on our marketplace may not appeal to non-U.S. users in the same way as they do to users in the United States. Also, visits to our marketplace from buyers outside the United States may not convert into sales as often as visits from within the United States, including due to the impact of the strong U.S. dollar relative to other currencies. Our success in markets outside the United States will be linked to our ability to attract local sellers and buyers to our platform. If we are not able to do so, our growth prospects could be harmed.

In addition, competition is likely to intensify in the international markets where we plan to expand our operations. Local companies based in markets outside the United States may have a substantial competitive advantage because of their greater understanding of, and focus on, those local markets. Some of our competitors may also be able to develop and grow in international markets more quickly than we will.

Expansion in markets outside of the United States also requires significant financial investment. These investments include marketing to attract and retain new users, contracting with localized delivery and payment services, forming relationships with third-party service providers, supporting operations in multiple countries, and potentially acquiring companies based outside the United States and integrating those companies with our operations.

In addition, we are subject to a variety of risks inherent in doing business internationally, including:

•	political, social, and economic instability;

•	impact of global health pandemics, including the ongoing COVID-19 pandemic;

•	risks related to the legal and regulatory environment in foreign jurisdictions, including with respect to privacy, and unexpected changes in laws, regulatory requirements, and enforcement;

•	potential damage to our brand and reputation due to compliance with local laws, including requirements to provide user information to local authorities;

•	fluctuations in currency exchange rates;

•	higher levels of credit risk and payment fraud;

•	higher shipping costs;

•	complying with multiple tax jurisdictions;

•	managing and staffing operations over a broader geographic area with varying cultural norms and customs;

•	adapting our platform to local cultural norms and customs;

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complying with a variety of foreign laws, including certain employment laws requiring national collective bargaining agreements that set minimum salaries, benefits, working conditions, and termination requirements;

•	reduced protection for intellectual-property rights in some countries;

•	difficulties in staffing and managing global operations and the increased travel, infrastructure, and compliance costs associated with multiple international locations;

•	regulations that might add difficulties in repatriating cash earned outside the United States and otherwise preventing us from freely moving cash;

•	import and export restrictions and changes in trade regulation;

•	complying with statutory equity requirements;

•	complying with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and similar laws in other jurisdictions; and

•	export controls and economic sanctions administered by the Department of Commerce Bureau of Industry and Security and the Treasury Department’s Office of Foreign Assets Control.

Finally, operating in markets outside of the United States requires significant management attention. If we invest substantial time and resources to expand our operations outside of the United States and cannot manage these risks effectively, the costs of doing business in those markets may be prohibitive or our expenses may increase disproportionately to the revenue generated in those markets.

If we fail to deploy or manage our operations in international markets successfully, our business, results of operation, and financial condition may suffer.

If we are unable to make acquisitions and investments, or successfully integrate them into our business, our business, results of operations, or financial condition could be harmed.

As part of our business strategy, we may acquire other companies or businesses. However, we may not be able to find suitable acquisition candidates, and we may not be able to complete acquisitions on favorable terms, if at all. Acquisitions involve numerous risks, any of which could harm our business, results of operations, and financial condition, including:

•	difficulties in integrating the technologies, operations, existing contracts, and personnel of an acquired company;

•	difficulties in supporting and transitioning clients and suppliers, if any, of an acquired company;

•	diversion of financial and management resources from existing operations or alternative acquisition opportunities;

•	failure to realize the anticipated benefits or synergies of a transaction;

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failure to identify all of the problems, liabilities, or other shortcomings or challenges of an acquired company or technology, including issues related to intellectual property, regulatory compliance practices, revenue recognition, or other accounting practices, or employee or client issues;

•	risks of entering new markets in which we have limited or no experience;

•	potential loss of key employees and clients from either our current business or an acquired company’s business;

•	inability to generate sufficient revenue to offset acquisition costs;

•	additional costs or equity dilution associated with funding the acquisition; and

•	possible write-offs or impairment charges relating to acquired businesses.

Our operations could be significantly hindered by the occurrence of a natural disaster, terrorist attack, or other catastrophic event.

Our business operations are susceptible to outages due to earthquakes, fire, floods, power loss, hurricanes, tornadoes, and other adverse weather and climate conditions, public health crises such as the COVID-19 pandemic, political crises such as terrorist attacks, war and other political instability, social unrest, or other catastrophic events, telecommunications failures, and other events beyond our control. In addition, a substantial portion of our facilities, including our headquarters, are located in Northern California, an area susceptible to earthquakes and wildfires, and are thus vulnerable to damage. We do not carry earthquake insurance for earthquake-related losses. In addition, public health crises, such as the COVID-19 pandemic, acts of terrorism, and other geo-political unrest could cause disruptions in our business or the business of our buyers or sellers, or the economy as a whole. To the extent that such events disrupt our business or the business of our current or prospective users, or adversely impact our reputation, such events could adversely affect our business, results of operations, and financial condition.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2019, we had $23.9 million of federal and $4.4 million of state net operating loss carryforwards, or NOLs, available to reduce future taxable income, some of which will begin to expire in 2031 for both federal and state tax purposes. It is possible that we will not generate taxable income in time to use certain NOLs before their expiration, or at all. Under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOLs to offset its post-change income may be limited. In general, an “ownership change” will occur if there is a cumulative change in our ownership by “5-percent stockholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. Our ability to use net operating loss to reduce future taxable income and liabilities may be subject to annual limitations as a result of prior ownership changes and ownership changes that may occur in the future, including as a result of this offering or as a result of transactions that are outside of our control.

The amount of NOLs arising in taxable years beginning after December 31, 2017 that we are permitted to deduct in a taxable year beginning after December 31, 2020 will be limited to 80% of our taxable income in each such year to which the NOLs are applied (where taxable income for such year is determined without regard to the NOL deduction itself). In addition, NOLs arising in tax years beginning after December 31, 2017 can be carried forward indefinitely, but carryback is generally prohibited (except that, under the Coronavirus Aid, Relief and Economic Security Act, federal NOLs generated in 2018, 2019 and 2020 may be carried back to each of the five taxable years preceding the taxable year in which the loss arises).

Changes in tax law could adversely affect our financial condition and results of our operations.

The rules dealing with U.S. federal, state, and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. Changes in U.S. tax laws or their interpretations (which may have retroactive application) could materially increase the amount of taxes we owe, thereby negatively impacting our results of operations as well as our cash flows from operations. Furthermore, our implementation of new practices and processes designed to comply with changing tax laws and regulations could require us to make substantial changes to our business practices, allocate additional resources, and increase our costs, which could negatively affect our business, results of operations, and financial condition.

As we grow internationally, we may also be subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws, or revised interpretations of existing tax laws and precedents, which could harm our liquidity and results of operations. In addition, the authorities in these jurisdictions could review our tax returns and impose additional tax, interest, and penalties, and the authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries, any of which could harm our business, results of operations, and financial condition.

We may not accurately forecast our results of operations or appropriately plan our expenses.

We base our current and future expense levels on our operating forecasts and estimates of future results. Operating results are difficult to forecast because they generally depend on the volume and timing of the activity of our users, which are uncertain. Additionally, our business is affected by general economic and business conditions around the world. A decrease in our revenue could be caused by changes in consumer preferences or a weakening in global economies and we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in revenue. This inability could cause our operating results in a given quarter to miss our expectations or those of securities analysts or investors. We also make certain assumptions when forecasting the amount of expense we expect related to our share based payments, which includes the expected volatility of our share price, the expected life of share options granted, and the expected rate of share option forfeitures. These assumptions are partly based on historical results. If actual results differ from our estimates, our business, results of operations, or financial condition may be harmed.

Risks Related to Ownership of Our Class A Common Stock and this Offering

The dual class structure of our common stock has the effect of concentrating voting control with certain stockholders, which will limit your ability to influence the outcome of important transactions, including a change in control.

Our Class B common stock has ten votes per share, and our Class A common stock, which are the shares we are selling in this offering, have one vote per share. The Class B common stock,     % of which is held by our founders, certain of whom are executive officers and directors of the company, will represent approximately     % of the voting power of our outstanding capital stock following this offering.

After the completion of this offering, the holders of our Class B common stock will collectively continue to control a majority of the combined voting power of our share capital even if their stock holdings represent less than 50% of the outstanding shares of our common stock. Because of the 10-to-1 voting ratio between our Class B and Class A common stock, the holders of our Class B common stock collectively would continue to control a majority of the combined voting power of our common stock even if the shares of Class B common stock were to represent as little as     % of the combined voting power of all outstanding shares of our Class A and Class B common stock. Therefore, holders of Class B common stock will likely be able to control substantially all matters submitted to our stockholders for approval until the ten-year anniversary of the closing of this offering when the Class B common stock class sunsets and converts into Class A common stock, or such other date as described in our amended and restated certificate of incorporation that may cause the Class B common stock class to convert into Class A common stock. These holders of our Class B common stock may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing, or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of our company and might ultimately affect the market price of our Class A common stock.

Future transfers by holders of our Class B common stock will generally result in those shares converting into our Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of our Class B common stock into our Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. If, for example, Mr. Chandra retains a significant portion of his holdings of Class B common stock for an extended period of time, he could, in the future, control a majority of the combined voting power of our Class A and Class B common stock. As a board member, Mr. Chandra owes a fiduciary duty to our stockholders and must act in good faith in a manner he reasonably believes to be in the best interests of our stockholders. As a stockholder, even a controlling stockholder, Mr. Chandra is entitled to vote his shares in his own interests, which may not always be in the interests of our stockholders generally.

We cannot predict the impact our dual class structure may have on our stock price.

We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. In July 2017, FTSE Russell and S&P Dow Jones announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400, and S&P SmallCap 600, which together make up the S&P Composite 1500. Beginning in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to passively track those indices will not be investing in our stock. These policies are still fairly new, and it is as of yet unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included. Because of our dual class structure, we will likely be excluded from certain of these indexes, and we cannot assure you that other stock indexes will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.

There has been no prior market for our Class A common stock. An active trading market for our Class A common stock may never develop or be sustained.

We have applied to list our Class A common stock on the             , under the symbol “POSH.” However, there has been no prior public trading market for our Class A common stock. We cannot assure you that an active trading market for our Class A common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. If an active trading market does not develop, you may have difficulty selling any of our common stock that you purchase. The initial public offering price of shares of our common stock is, or will be, determined by negotiation between us and the underwriters and may not be indicative of prices that will prevail following the completion of this offering. The market price of shares of our common stock may decline below the initial public offering price, and you may not be able to resell your shares of our common stock at or above the initial public offering price.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our Class A common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced financial disclosure obligations, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved.

We may take advantage of these provisions until we are no longer an “emerging growth company.” We would cease to be an “emerging growth company” upon the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the date we qualify as a large accelerated filer, with at least $700 million of equity securities held by non-affiliates; (iii) the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of this offering. We may choose to take advantage of some but not all of these reduced reporting requirements. If we take advantage of any of these reduced reporting requirements in future filings, the information that we provide our security holders may be different than the information you might get from other public companies in which you hold equity interests. We cannot predict if investors will find our Class A common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We expect that the market price of our Class A common stock will fluctuate significantly, regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The trading price of our Class A common stock is likely to be volatile and could fluctuate significantly regardless of our operating performance. The market price of our Class A common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our quarterly and annual results of operations;

•	the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections;

•

failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates or ratings changes by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•	changes in operating performance and stock market valuations of companies, particularly those in the technology, eCommerce or retail sectors;

•	price and volume fluctuations in the overall stock market from time to time, including as a result of trends in the economy as a whole, or in our industry in particular;

•	changes in accounting standards, policies, guidelines, interpretations, or principles;

•	actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;

•	developments or disputes concerning our intellectual property or our solutions, or third-party proprietary rights;

•	significant security breaches of, technical difficulties with, or interruptions to, our platform;

•	new laws or regulations, new interpretations of existing laws, or the new application of existing regulations to our business;

•	any major change in our board of directors or management;

•	additional Class A common stock being sold into the market by us or our existing stockholders or the anticipation of such sales;

•	lawsuits and governmental investigations threatened or filed against us; and

•	other events or factors, including those resulting from war, incidents of terrorism, or responses to these events.

These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, the stock markets, and in particular the market on which our Class A common stock will be listed, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from operating our business, and harm our business, results of operations, and financial condition.

If securities or industry analysts do not publish research or reports about our business, or if they downgrade our common stock, the price of our Class A common stock could decline.

The trading market for our Class A common stock depends, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. In addition, if our results of operations or guidance fail to meet the expectations of analysts or investors, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause demand for our Class A common stock to decrease, which might cause our stock price and trading volume to decline.

We will have broad discretion in the use of proceeds from this offering, and we may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used effectively. The net proceeds may be invested with a view towards long-term benefits for our stockholders and this may not increase our results of operations or market value. The failure by our management to apply these funds effectively could require us to raise additional capital and may adversely affect the return on your investment. See the section titled “Use of Proceeds” for additional information.

Purchasers in this offering will immediately experience substantial dilution in the net tangible book value of their investment.

We anticipate the initial public offering price of our Class A common stock will be substantially higher than the pro forma net tangible book value per share of our Class A common stock immediately following the closing of this offering. Therefore, if you purchase shares of our Class A common stock in this offering at the initial

public offering price of $             per share, you will experience immediate dilution of $             per share, the difference between the price per share you pay for our Class A common stock and the pro forma net tangible book value per share as of September 30, 2020, after giving effect to the issuance of shares of our Class A common stock in this offering. See the section titled “Dilution” for additional information.

Substantial future sales of our Class A common stock could cause the market price of our Class A common stock to decline.

If our existing stockholders sell substantial amounts of our Class A common stock in the public market following this offering, the market price of our common stock could decrease significantly. The perception in the public market that our existing stockholders might sell shares of common stock could also depress our market price. After this offering, we will have              shares outstanding of Class A common stock and              shares outstanding of Class B common stock, based on the number of shares outstanding as of September 30, 2020, as well as options to purchase shares of Class B common stock outstanding. This includes the Class A common stock offered in this offering, which may be resold in the public market immediately. The remaining shares of our capital stock are currently restricted as a result of market stand-off agreements restricting their sale for a period of up to 180 days after the date of this prospectus, subject to certain exceptions. In addition, our directors, executive officers, and holders of substantially all of our common stock will be subject to the lock-up agreements described in “Underwriters” and the Rule 144 holding period requirements described in the section titled “Shares Eligible for Future Sale.”

Upon completion of this offering, stockholders owning an aggregate of              shares of Class B common stock will be entitled, under contracts providing for registration rights, to require us to register their shares for public sale in the United States. We also intend to register common stock that we may issue under our employee equity incentive plans and ESPP. Once we register these shares, they will be able to be sold freely in the public market upon issuance, subject to certain market stand-off or lock-up agreements.

Sales of our Class A common stock as these lockup end or our registration rights are waived may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the market price of our Class A common stock to fall and make it more difficult for you to sell our Class A common stock at a price that you deem appropriate.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, particularly after we are no longer an “emerging growth company,” which could adversely affect our business, results of operations, and financial condition.

As a public company, and particularly after we cease to be an “emerging growth company,” we will incur greater legal, accounting, and other expenses than we incurred as a private company. After this offering, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act), and the rules and regulations of              . These requirements will increase our legal, accounting, and financial compliance costs and will make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems, and resources. For example, we expect these rules and regulations to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to maintain the same or similar coverage.

After we are no longer an “emerging growth company,” we will need to comply with auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. In that regard, as we prepare for such compliance, we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current board of directors, and limit the market price of our Class A common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws to be effective in connection with the closing of this offering may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws will include provisions that:

•

authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights, and preferences determined by our board of directors that may be senior to our common stock;

•

require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent if such action occurs after the first date that the total aggregate number of votes represented by all then-issued and outstanding shares of Class B common stock constitute less than 51% of the total aggregate number of votes represented by all then-issued and outstanding shares of our capital stock, or the Written Consent Threshold Date;

•	until the Written Consent Threshold Date, allow our stockholders to be able to act by written consent if the action is first recommended or approved by our board of directors;

•

specify that special meetings of our stockholders can be called only by our board of directors, the chairperson of our board of directors, our chief executive officer or our president (in the absence of our chief executive officer);

•

provide for a dual class common stock structure in which holders of our Class B common stock have the ability to control the outcome of certain matters requiring stockholder approval, even if they own significantly less than a majority of the aggregate outstanding shares of our common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets;

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

•	establish that our board of directors is divided into three classes, with each class serving three-year staggered terms and provide that directors are removable only for cause;

•	prohibit cumulative voting in the election of directors;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum, or by a sole remaining director; and

•

require the approval of our board of directors or the holders of at least 66 2/3% of the voting power of our outstanding shares of capital stock entitled to vote thereon, voting together as a single class, to amend our amended and restated bylaws and certain provisions of our amended and restated certificate of incorporation.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law (DGCL), which imposes certain restrictions on mergers, business combinations, and other transactions between us and holders of 15% or more of our outstanding common stock. Any provision of our amended and restated certificate of incorporation, amended and restated bylaws, or Delaware law that has the effect of delaying, preventing or deterring a change in control or changes in our management or our board of directors and could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our Class A common stock.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation and amended and restated bylaws to be effective in connection with the closing of this offering will provide that we will indemnify our directors and officers, in each case, to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated bylaws to be effective in connection with the closing of this offering will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our amended and restated bylaws will also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee, or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors and executive officers. With certain exceptions, these agreements provide for indemnification for related expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by any of these individuals in connection with any action, proceeding, or investigation. We believe that these amended and restated certificate of incorporation and amended and restated bylaws provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

While we maintain directors’ and officers’ liability insurance, such insurance may not be adequate to cover all liabilities that we may incur, which may reduce our available funds to satisfy third-party claims and could harm our business, results of operations, and financial condition.

Our amended and restated bylaws to be effective in connection with the closing of this offering will designate a state or federal court located within the State of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or other employees.

Our amended and restated bylaws to be effective in connection with the closing of this offering will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees or our stockholders to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provisions of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware. Our amended and restated bylaws to be effective in connection with the closing of this offering will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the Securities Act; provided, however, that our stockholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to these provisions.

These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits. The enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find these exclusive forum provisions in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition.

We do not expect to declare dividends in the foreseeable future.

We currently anticipate that we will retain future earnings, if any, for the development, operation, and expansion of our business, and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the increase, if any, of our share price, which may never occur.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which are statements that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our expectations regarding our revenue, expenses, profitability, and other operating results;

•	the growth rates of the markets in which we compete;

•	our ability to acquire new users and successfully engage new and existing users and convert them into Active Users, Active Buyers, and sellers;

•	the costs and effectiveness of our marketing efforts through paid advertising channels and otherwise, as well as our ability to promote our brand;

•	our ability to continue to collect meaningful data, improve our algorithms, and provide recommendations for our users;

•	our reliance on key personnel and our ability to identify, recruit, and retain skilled personnel;

•	our ability to effectively manage our growth, including offering new categories and any international expansion;

•	our ability to maintain our profitability;

•	our ability to maintain the security and availability of our software;

•	our ability to protect our intellectual property rights and avoid disputes in connection with the use of intellectual property rights of others;

•	our ability to protect our users’ information and comply with growing and evolving data privacy laws and regulations;

•	impact of the COVID-19 pandemic on our business and consumers;

•	future investments in our business, our anticipated capital expenditures, and our estimates regarding our capital requirements; and

•	our ability to compete effectively with existing competitors and new market entrants.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

MARKET, INDUSTRY, AND OTHER DATA

This prospectus contains statistical data, estimates, and forecasts that are based on independent industry publications or other publicly available information, as well as other information based on our internal sources. This information involves a number of assumptions and limitations and is inherently imprecise, and you are cautioned not to give undue weight to these estimates. The industry in which we operate, as well as projections, assumptions, and estimates of our future performance and the future performance of the industry in which we operate, are subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus, that could cause results to differ materially from those expressed in these publications and reports.

Certain information in the text of this prospectus is contained in industry publications, publicly available reports, or reports that we commissioned from market research firms. The sources of these industry publications and reports that we commissioned are provided below:

•	GlobalData

•	Pew Research Center, Demographics of Social Media Users and Adoption in the United States, June, 2019

•	Social Commerce Report containing findings from a consumer survey conducted by Zogby Analytics

•	Statista

•	The Nielsen Company (US), LLC, Unpacking the Sustainability Landscape, November 2018

This prospectus also contains information regarding our sellers, including those described in “Business—Meet Our Community.” We encourage our sellers to describe their experiences with our marketplace. We also survey our sellers from time to time regarding their experiences with us. In response to the stories and positive feedback received, we contacted a group of sellers to request their consent to use their story in this prospectus and, in some cases, requested further detail about their positive experience.

User Metrics and Other Data

The number of users, buyers, and sellers, including Active Users, Active Buyers, and Active Sellers, presented in this prospectus are based on internal company data and we use certain of these numbers in managing our business. These metrics are calculated using internal company data and have not been validated by an independent third party. While these numbers are based on what we believe to be reasonable estimates of our user base for the applicable period of measurement, there are inherent challenges in measuring how our platform is used.

A user is separately identified on our marketplace by a unique email address; a single person could have multiple accounts and can count as multiple distinct users. If one user sells items from multiple accounts, that user will be counted as multiple sellers, and if one user purchases items from multiple accounts, such user will be counted as multiple buyers. As such, our presentation of users, buyers, and sellers, including Active Users, Active Buyers, and Active Sellers, may not accurately represent the actual number of distinct users, buyers, and sellers on our marketplace.

Further, certain of the other information we collect from users, including users’ dates of birth and other demographic information, are self-reported and may differ from our users’ actual ages or other demographics. The age and other demographic information we report may be inaccurate if our users provide us with incorrect or incomplete information regarding their age or other attributes, or choose not to report this information.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of shares of our Class A common stock in this offering will be approximately $             million, or approximately $             million if the underwriters exercise their option to purchase additional shares in full, based upon an assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds that we receive from this offering by approximately $             million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares of our Class A common stock offered by us would increase or decrease the net proceeds that we receive from this offering by approximately $             million, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our financial flexibility, create a public market for our Class A common stock, and enable access to the public equity markets for our stockholders and us. We currently intend to use the net proceeds that we will receive from this offering for working capital, other general corporate purposes, and to fund our growth strategies. We may also use a portion of the net proceeds that we receive to acquire or invest in products, services, technologies, complementary businesses, or other assets. We have not entered into any agreements or commitments with respect to any investments or acquisitions at this time. We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering or the amounts we actually spend on the uses set forth above. Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds that we receive in this offering in short-term and intermediate-term interest-bearing obligations, investment-grade investments, certificates of deposit, or direct or guaranteed obligations of the U.S. government. Our management will have broad discretion in the application of the net proceeds from this offering and investors will be relying on the judgment of our management regarding the application of the proceeds.

DIVIDEND POLICY

We have never declared or paid any cash dividend on our capital stock. We currently intend to retain all available funds and any future earnings, if any, and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth cash, cash equivalents and marketable securities, as well as our capitalization, as of September 30, 2020 as follows:

•	on an actual basis;

•

on a pro forma basis, giving effect to (i) the automatic conversion of 52,286,631 shares of our redeemable convertible preferred stock outstanding as of September 30, 2020 into 52,286,631 shares of our Class B common stock, (ii) the reclassification of our outstanding common stock as Class B common stock, (iii) the reclassification of the redeemable convertible preferred stock warrant liability to additional paid-in capital, which conversion and reclassification will occur immediately prior to the completion of this offering, as if such conversion and reclassification had occurred on September 30, 2020, (iv) the issuance by us of              shares of our Class A common stock upon conversion of the Convertible Notes in connection with this offering, based on a discount to an assumed initial offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and (v) an increase to additional paid-in capital and accumulated deficit related to stock-based compensation expense of $7.2 million associated with RSUs for which the service-based vesting condition was satisfied as of September 30, 2020 and for which the liquidity event-related performance vesting condition will be satisfied in connection with this offering as further described in Note 2 to our consolidated financial statements included elsewhere in this prospectus; and

•

on a pro forma as adjusted basis, giving effect to the pro forma adjustments set forth above and the sale and issuance by us of              shares of our Class A common stock in this offering, based on an assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other final terms of this offering. You should read this table together with our consolidated financial statements and related notes, and the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus.

	As of September 30, 2020
	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands, except per share data)
Cash, cash equivalents, and marketable securities	$246,967	$246,967	$

Convertible Notes	$50,750	$—	$
Redeemable convertible preferred stock warrant liability	1,721	—
Redeemable convertible preferred stock, $0.0001 par value; 52,372,222 shares authorized, 52,286,631 shares issued and outstanding, actual; no shares authorized, or issued and outstanding, pro forma or pro forma as adjusted	156,175	—
Stockholders’ equity (deficit):
Preferred stock, $0.0001 par value; no shares authorized or issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—
Common stock, $0.0001 par value; 75,000,000 shares authorized and 12,860,746 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	1	—
Class A common stock, 0.0001 par value; no shares authorized or issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—	—
Class B common stock, $0.0001 par value; no shares authorized or issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—	6
Additional paid-in capital	25,596	249,552
Accumulated other comprehensive loss	(215)	19
Accumulated deficit	(122,448)	(137,997)

Total stockholders’ equity (deficit)	(97,066)	111,580

Total capitalization	$111,580	$111,580	$

If the underwriters’ option to purchase additional shares of our Class A common stock from us were exercised in full, pro forma as adjusted cash, cash equivalents and marketable securities, additional paid-in capital, total stockholders’ equity (deficit) and shares of Class A common stock issued and outstanding as of September 30, 2020 would be $             million, $             million, $             million and             shares, respectively.

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our cash, cash equivalents and marketable securities, additional paid-in capital, and total stockholders’ equity (deficit) by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our Class A common stock offered by us would increase or decrease, as applicable, our cash, cash equivalents and marketable securities, additional paid-in capital, and total stockholders’ equity (deficit) by $             million, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions payable by us.

The number of shares of Class A and Class B common stock that will be outstanding after this offering is based on no shares of our Class A common stock and              shares of our Class B common stock outstanding as of September 30, 2020, and excludes:

•

7,906,495 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock that were outstanding as of September 30, 2020, with a weighted-average exercise price of $4.68 per share;

•	2,085,818 shares of our common stock subject to RSUs outstanding as of September 30, 2020;

•	shares of our Class B common stock issuable upon the exercise of options to purchase common stock granted after September 30, 2020, with a weighted-average exercise price of $ per share;

•

40,464 shares of Class B common stock issuable upon the exercise of a preferred stock warrant to purchase 40,464 shares of redeemable convertible stock issued to Comerica Ventures Incorporated on December 1, 2011, with an exercise price of $0.37 per share;

•

25,588 shares of Class B common stock issuable upon the exercise of a preferred stock warrant to purchase 25,588 shares of redeemable convertible stock issued to Comerica Ventures Incorporated on May 10, 2013, with an exercise price of $1.37 per share;

•

19,531 shares of Class B common stock issuable upon the exercise of a preferred stock warrant to purchase 19,531 shares of redeemable convertible stock issued to Comerica Ventures Incorporated on May 22, 2015, with an exercise price of $2.56 per share;

•	14,700,460 shares of our Class B common stock reserved for future issuance pursuant to our 2011 Plan; and

•	shares of our Class A common stock reserved for future issuance under our stock-based compensation plans, to be adopted in connection with this offering, consisting of:

•	shares of our Class A common stock reserved for future issuance under our 2020 Plan; and

•	shares of our Class A common stock reserved for future issuance under our ESPP.

Our 2020 Plan and ESPP each provide for annual automatic increases in the number of shares reserved thereunder and our 2020 Plan also provides for increases to the number of shares of Class A common stock that may be granted thereunder based on shares underlying any awards under our 2011 Plan that expire, are forfeited or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Employee Benefits and Stock Plans.”

DILUTION

If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of Class A common stock in this offering and the pro forma as adjusted net tangible book value per share of Class A common stock immediately after completion of this offering.

Net tangible book value (deficit) per share is determined by dividing our total tangible assets less our total liabilities and redeemable convertible preferred stock by the number of shares of common stock outstanding. Our historical net tangible book deficit as of September 30, 2020 was $(97.1) million, or $(7.55) per share. Our pro forma net tangible book value as of September 30, 2020 was $111.6 million, or $             per share, based on the total number of shares of our common stock outstanding as of September 30, 2020 after giving effect to the automatic conversion and reclassification of 52,286,631 shares of our redeemable convertible preferred stock outstanding as of September 30, 2020 into an aggregate of 52,286,631 shares of our Class B common stock, the reclassification of our outstanding common stock as Class B common stock, reclassification of the redeemable convertible preferred stock warrant liability to additional paid-in capital, and the automatic conversion of the Convertible Notes into              shares of our Class A common stock at a conversion price equal to 85% of the midpoint of the estimated offering price range set forth on the cover page of this prospectus which will occur immediately prior to the completion of this offering.

After giving effect to the (i) sale and issuance by us of shares of our Class A common stock in this offering, based on an assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and (ii) issuance by us of shares of our Class A common stock upon conversion of the Convertible Notes in connection with this offering, based on a discount to an assumed initial offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, our pro forma as adjusted net tangible book value as of September 30, 2020 would have been $             million, or $             per share. This represents an immediate increase in pro forma net tangible book value of $             per share to our existing stockholders and immediate dilution of $             per share to investors purchasing shares of our Class A common stock in this offering at the assumed initial public offering price. The following table illustrates this dilution:

Assumed initial public offering price per share			$
Historical net tangible book deficit per share as of September 30, 2020		$(7.55)
Increase (decrease) per share attributable to the pro forma adjustments described above
Pro forma net tangible book value per share as of September 30, 2020	$
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share immediately after this offering

Dilution per share to new investors in this offering			$

Each $1.00 increase or decrease in the assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share to new investors by $            , and would increase or decrease, as applicable, dilution per share to new investors in this offering by $            , assuming that the number of shares of our Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. In addition, to the extent any outstanding options to purchase Class B common stock are exercised, new investors would experience further dilution. If the underwriters exercise their option to purchase additional shares of our Class A common stock from us in full, the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering would be $            per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $            per share.

We may also increase or decrease the number of shares we are offering. A one million share increase in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase the pro forma as adjusted net tangible book value per share by $                and decrease the dilution per share to investors participating in this offering by $                , assuming the assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A one million share decrease in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the pro forma as adjusted net tangible book value per share after this offering by $             and increase the dilution per share to new investors participating in this offering by $            , assuming the assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table presents, on a pro forma as adjusted basis as of September 30, 2020, after giving effect to the conversion and reclassification of all outstanding shares of redeemable convertible preferred stock into Class B common stock immediately prior to the completion of this offering, the differences between the existing stockholders and the new investors purchasing shares of our Class A common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of common stock, and the average price per share paid or to be paid to us at an assumed initial public offering price of $                per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Totals		100%		$	100%

Each $1.00 increase or decrease in the assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all stockholders by approximately $            million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. In addition, to the extent any outstanding options to purchase Class B common stock are exercised, new investors will experience further dilution.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares of Class A common stock in this offering. If the underwriters exercise their option to purchase additional shares of Class A common stock in full from us, our existing stockholders would own    % and our new investors would own    % of the total number of shares of our common stock outstanding upon the completion of this offering.

The number of shares of Class A and Class B common stock that will be outstanding after this offering is based on no shares of our Class A common stock and              shares of our Class B common stock outstanding as of September 30, 2020, and excludes:

•

7,906,495 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock that were outstanding as of September 30, 2020, with a weighted-average exercise price of $5.05 per share;

•	2,085,818 shares of our common stock subject to RSUs outstanding as of September 30, 2020;

•	shares of our Class B common stock issuable upon the exercise of options to purchase common stock granted after September 30, 2020, with a weighted-average exercise price of $ per share;

•

40,464 shares of Class B common stock issuable upon the exercise of a preferred stock warrant to purchase 40,464 shares of redeemable convertible preferred stock issued to Comerica Ventures Incorporated on December 1, 2011, with an exercise price of $0.37 per share;

•

25,588 shares of Class B common stock issuable upon the exercise of a preferred stock warrant to purchase 25,588 shares of redeemable convertible preferred stock issued to Comerica Ventures Incorporated on May 10, 2013, with an exercise price of $1.37 per share;

•

19,531 shares of Class B common stock issuable upon the exercise of a preferred stock warrant to purchase 19,531 shares of redeemable convertible preferred stock issued to Comerica Ventures Incorporated on May 22, 2015, with an exercise price of $2.56 per share;

•	14,700,460 shares of our Class B common stock reserved for future issuance pursuant to our 2011 Plan; and

•	shares of our Class A common stock reserved for future issuance under our stock-based compensation plans, to be adopted in connection with this offering, consisting of:

•	shares of our Class A common stock reserved for future issuance under our 2020 Plan; and

•	shares of our Class A common stock reserved for future issuance under our ESPP.

To the extent that any outstanding options to purchase our common stock or warrants are exercised, RSUs are settled or new awards are granted under our equity compensation plans, there will be further dilution to investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data. We derived the summary consolidated statements of operations data for the fiscal years ended December 31, 2018 and 2019 and the consolidated balance sheet data as of December 31, 2018 and 2019 from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the nine months ended September 30, 2019 and 2020 and the consolidated balance sheet data as of September 30, 2020 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus which have been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial information in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary consolidated financial data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	(in thousands except per share data)
Consolidated Statements of Operations
Net revenue	$148,305	$205,225	$150,489	$192,760
Costs and expenses(1):
Cost of net revenue, exclusive of depreciation and amortization	22,837	34,142	24,345	31,924
Operations and support	20,299	29,879	21,295	27,871
Research and development	15,484	25,033	18,725	22,226
Marketing	88,439	132,470	95,928	65,449
General and administrative	15,464	31,474	23,548	21,321
Depreciation and amortization	802	2,056	1,412	2,130

Total costs and expenses	163,325	255,054	185,253	170,921

Loss from operations	(15,020)	(49,829)	(34,764)	21,839
Interest income	1,096	1,677	1,305	540
Other expense, net
Change in fair value of convertible notes	—	—	—	(516)
Other, net	—	—	(357)	(732)

	(460)	(366)	(357)	(1,248)

(Loss) income before provision for income taxes	(14,384)	(48,518)	(33,816)	21,131
Provision for income taxes	91	174	130	225

Net (loss) income	$(14,475)	$(48,692)	$(33,946)	$20,906
Undistributed earnings attributable to participating securities	—	—	—	(12,776)

Net (loss) income attributable to common stockholders	$(14,475)	$(48,692)	$(33,946)	$8,130

Net (loss) income per share attributable to common stockholders, basic(2)	$(1.29)	$(4.01)	$(2.81)	$0.65

Net (loss) income per share attributable to common stockholders, diluted(2)	$(1.29)	$(4.01)	$(2.81)	$0.45

Weighted-average number of shares outstanding used to compute net (loss) income per share attributable to common stockholders, basic(2)	11,215	12,151	12,093	12,433

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	(in thousands except per share data)
Weighted-average number of shares outstanding used to compute net (loss) income per share attributable to common stockholders, diluted(2)	11,215	12,151	12,093		18,016

Pro forma net (loss) income per share attributable to common stockholders, basic (unaudited)(2)		$(0.75)		$

Pro forma net (loss) income per share attributable to common stockholders, diluted (unaudited)(2)		$(0.75)		$

Weighted-average shares outstanding used to compute pro forma net (loss) income per share attributable to common stockholders, basic and diluted (unaudited)(2)		64,348

Weighted-average shares outstanding used to compute pro forma net (loss) income per share attributable to common stockholders, diluted (unaudited)(2)		64,348

Other financial information:
Adjusted EBITDA(3)	$(11,077)	$(37,060)	$(24,461)		$30,052

Adjusted EBITDA Margin(3)	(7)%	(18)%	(16)%		16%

(1)	Costs and expenses include stock-based compensation expense as follows (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
Operations and support	$250	$689	$520	$521
Research and development	775	3,017	2,455	2,028
Marketing	400	1,306	993	1,012
General and administrative	1,181	4,675	3,896	2,522

Total	$2,606	$9,687	$7,864	$6,083

(2)

See Notes 2 and 10 to our audited consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to compute the historical and pro forma net loss per share attributable to common stockholders and the number of shares used in the computation of the per share amounts for the years ended December 31, 2018 and 2019. See Notes 2 and 11 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to compute the historical and pro forma net income per share attributable to common stockholders and the number of shares used in the computation of the per share amounts for the nine months ended September 30, 2019 and 2020.

(3)

See section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for additional information and a reconciliation to the most directly comparable financial measure calculated in accordance with GAAP.

Consolidated Balance Sheet Data

	As of December 31,		As of September 30,
	2018	2019	2020
	(in thousands)
Cash and cash equivalents	$74,466	$63,318	$216,558
Marketable securities	63,416	65,546	30,409
Working capital(1)	66,511	21,766	102,718
Total assets	147,399	151,988	269,568
Convertible Notes(2)	—	—	50,750
Redeemable convertible preferred stock warrant liability	746	1,221	1,721
Total liabilities	77,999	120,600	210,459
Redeemable convertible preferred stock	156,175	156,175	156,175
Total stockholders’ equity	$(86,775)	$(124,787)	$(97,066)

(1)

Working capital is defined as current assets less current liabilities. Current liabilities included funds payable to customers of $51.6 million, $73.9 million, and $105.5 million as of December 31, 2018, December 31, 2019, and September 30, 2020, respectively.

(2)

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commitments—Convertible Note Financing” for additional information.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risk and uncertainties described under “Risk Factors” and elsewhere in this prospectus. Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Overview

We are a social marketplace that combines the human connection of a physical shopping experience with the scale, reach, ease, and selection benefits of eCommerce. In doing so, we bring the power of community to buying and selling online. We created Poshmark in 2011 to make buying and selling simple, social, and fun. Pairing technology with the inherent human desire to socialize, our marketplace creates passion and personal connections among users. In 2019, our Active Users spent an average of 27 minutes a day on our marketplace browsing, shopping, buying, selling, and connecting with each other via 20.5 billion social interactions. We dynamically curate our marketplace into lifestyle categories that our users love, including apparel, accessories, footwear, home, and beauty. Powered by our proprietary technology, our social marketplace is purpose-built to enable simple transactions, seamless logistics, and an engaging experience at scale. As of September 30, 2020, there were over 201 million secondhand and new items for sale across 9,431 brands on our marketplace. As of September 30, 2020, we had 31.7 million Active Users, 6.2 million Active Buyers, and 4.5 million Active Sellers.

We empower people to sell a few items or to become successful entrepreneurs by providing them with end-to-end seller tools. We refer to this as “making selling a superpower.” Our comprehensive infrastructure makes it easy for sellers to build their businesses with seamless listing, merchandising, promotion, pricing, and shipping. Sellers use content, inventory selection, and social interactions to monetize their listings and drive growth. Our transparent fee structure aligns our success with the success of our sellers. Our fee is 20% of the final price for sales $15 and over, or a flat rate of $2.95 for sales under $15. We attract, engage, and retain sellers by offering the community the benefits of social connection with the ability to combine personal passion and economic empowerment. We do not own or manage inventory as products are listed, managed, sold, and shipped by our sellers, utilizing our transaction tool that makes the selling process seamless and easy. This asset-light model creates scalability and favorable working capital dynamics.

Our social features make the discovery and purchase process simple and enticing for buyers, fostering high engagement and retention. In 2019, 87% of items purchased were preceded by a like, comment, or offer on our marketplace. The engagement of our community has fueled strong growth in our business, supported by attractive unit economics and efficient user acquisition. We enable buyers to discover, connect, and curate their network and news feed with that of other users who share similar styles and personal preferences, creating a fun shopping experience. Our marketplace is vast, with sellers listing millions of secondhand and new items across multiple categories. We use data-driven personalization to customize each user’s feed to feature the most relevant listings and make it easy to quickly search for and find products of interest. Furthermore, sellers list a variety of items across all price points, with the added benefit of being able to negotiate offers directly with buyers seeking to optimize their budget, allowing sellers to manage their listings to achieve their individual objectives. Because our marketplace features a massive selection of secondhand items, buyers are also able to support their personal style while minimizing their environmental impact.

Key Operating and Non-GAAP Financial Metrics

We collect and analyze operating and financial data to evaluate the health of our community, allocate our resources (such as capital, time, and technology investments), and assess the performance of our business. In addition to revenue, net (loss) income, and other results under GAAP, the key operating and financial metrics we use are GMV, Active Buyers, and Adjusted EBITDA.

Gross Merchandise Value. Our gross merchandise value, or GMV, is the total dollar value of transactions on our platform in a given period, prior to returns and cancellations, and excluding shipping and sales taxes. GMV is a measure of the total economic activity generated by our marketplace, and an indicator of the scale and growth of our marketplace and the health of our marketplace ecosystem.

GMV

($ millions)

$1,107 $807 $491 2017 2018 2019

Our GMV has grown rapidly at a 50% CAGR from $491 million in 2017 to $1.1 billion in 2019. Our GMV grew 37% from $807 million in 2018 to $1.1 billion in 2019. Our quarterly GMV has increased year-over-year for the past ten quarters. We have continued to add users and enhance our social marketplace with the ongoing introduction of new features like the launch of Posh Stories and the ability for sellers to make offers to shoppers who like their listings.

GMV

($ millions)

$360 $375 $283 $269 $302 $309 $252 $177 $188 $211 $230 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 2018 2018 2018 2018 2019 2019 2019 2019 2020 2020 2020 60% 64% 67% 65% 60% 34% 28% 31% 9% 42% 39% Year-over-Year GMV Growth (%)

In April 2019, we implemented sales tax in 46 states that collect state or local sales tax, ahead of expected changes in tax legislation. As a result, we saw a decrease in GMV growth, with the largest impact in higher-tax states. The sales tax adversely impacted the year-over-year growth rate of our GMV in the quarters ended June 30, 2019 through the quarter ended March 31, 2020. In the quarter ended June 30, 2019, the year-over-year growth rate of our GMV was 34% compared to a rate of 60% in the quarter ended March 31, 2019, due to the impact of sales tax implementation among other factors. In the twelve months ended March 31, 2019, prior to the implementation of sales tax, GMV per Active Buyer was $218. In the twelve months ended March 31, 2020, following the implementation of sales tax, GMV per Active Buyer fell to $198, a 9% decrease. We believe the majority of this decrease was due to sales tax.

In addition, beginning in the quarter ended March 31, 2020, the COVID-19 pandemic also impacted our GMV growth. In the month of March 2020, we had negative 13% year-over-year GMV growth, which in turn impacted the year-over-year GMV growth for the quarter ended March 31, 2020, which was 9%. In the quarter ended June 30, 2020, the year-over-year GMV growth rate rebounded to 42% as buyer and seller activity resumed. We may experience continued adverse impact on GMV growth during the COVID-19 pandemic as economic conditions continue to unfold. Over the long term, we believe there is substantial opportunity to continue to grow our business by increasing users, buyers, and sellers on our marketplace.

Active Buyers. Active Buyers are unique users who have purchased at least one item on our platform in the trailing 12 months preceding the measurement date, regardless of returns and cancellations. An Active Buyer could have more than one account if they were to use a separate unique email address to set up each account. The number of Active Buyers is a key driver of GMV and revenue, as well as a measure of the scale and growth of our buyer community. We believe it is also an important indicator of our ability to convert user activity on our marketplace into transactions.

Active Buyers

(thousands)

5,713 6,032 6,231 5,374 4,952 4,550 4,190 3,734 3,345 2,953 2,657 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 2018 2018 2018 2018 2019 2019 2019 2019 2020 2020 2020 Active Buyers measured as of the last day of the quarter presented

Active Buyers measured as of the last day of the quarter presented

The number of Active Buyers has increased steadily every quarter as we attract and retain users. Active Buyers can be new users to our marketplace who make a purchase, existing users who convert into buyers for the first time as our marketplace strengthens with more sellers and items, or repeat buyers. We have doubled the number of Active Buyers as of June 30, 2020 compared to June 30, 2018, and this has been a key driver of our GMV growth.

Adjusted EBITDA. We define Adjusted EBITDA as net loss attributable to common stockholders, excluding depreciation and amortization, stock-based compensation expense, interest income, other expense, net, change in accrued sales tax, and provision for income taxes. Adjusted EBITDA is a key performance measure used by our management and board of directors to assess our operating performance and the operating leverage in our business. We believe that Adjusted EBITDA helps identify underlying trends in our business that could otherwise be masked by the effect of the income and expenses that we exclude in Adjusted EBITDA. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results, enhances the overall understanding of our past performance and future prospects, and allows for greater transparency with respect to key financial metrics used by our management in its financial and operational decision-making. See “—Reconciliation of Non-GAAP Financial Measures” for more information and for a reconciliation of net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted EBITDA.

Net Loss

($ millions)

(14.5) (48.7) 2018 2019

Adjusted EBITDA

($ millions)

Adjusted EBITDA ($ millions) ($11.1) ($37.1) 2018 2019

We experienced net losses of $14.5 million in 2018 and $48.7 million in 2019. In the same period, our Adjusted EBITDA loss was $11.1 million in 2018 and $37.1 million in 2019. The increase in net loss and decrease in Adjusted EBITDA was primarily due to our implementation of sales tax collection and remittance in the quarter ended June 30, 2019, which adversely impacted activity on our marketplace and caused us to decide to increase marketing to help increase user acquisition and engagement.

Key Factors Affecting Our Performance

Growth and Retention of User Cohorts. We focus on attracting new users and retaining existing users. New users and the social and transactional activities they contribute help keep existing users more active, increasing their lifetime value over time. The positive relationship between new users and existing users illustrates the network effects of our marketplace. We evaluate this dynamic by tracking GMV of purchases by annual user cohort. A user cohort consists of all new users who joined Poshmark within a particular calendar year. Users engage in many ways on our social marketplace: they connect, they browse, they buy, and they sell.

We track the behavior and engagement of users that joined Poshmark in a calendar year, whether or not they have made a purchase or sale in that year. We refer to the year in which a user joins Poshmark as the initial year. We calculate GMV by user cohort based on when a user has made a purchase in a calendar year. Some users joined at the beginning of the year and were active for an entire year, and others joined at other points during that year. Because of this dynamic, each cohort generally has a greater GMV in its second year than in its initial year, in part because the second year represents the first period during which the full cohort has been active on the platform for an entire year, and in part because more Active Users have become Active Buyers. The chart below shows the GMV of each user cohort over the calendar years presented. We combine the 2012-2015 cohorts for ease of presentation. As evidence of the durability of engagement on our platform, many users from our 2012-2015 cohorts have remained active and engaged, having increased their GMV on our marketplace from $169 million in 2016 to $231 million in 2019, representing a CAGR of 11%. In addition, we have retained at least 100% of the initial year GMV in the subsequent periods for each annual cohort presented below.

GMV by Cohort

($ millions)

GMV by Cohort ($ Millions) $1,107 $289 $807 $255 $260 $491 $193 $181 $283 $179 $134 $143 $147 $115 $178 $217 $231 $169 2016 2017 2018 2019 2012-2015 Cohort 2016 Cohort 2017 Cohort 2018 Cohort 2019 Cohort Cohort Initial Year 2016 2017 2018 2019 2012 $4 $6 $7 $10 $10 2013 $37 $38 $46 $59 $65 2014 $27 $35 $38 $45 $48 2015 $82 $90 $87 $103 $108

User Engagement. The engagement of our community has fueled strong growth in our business, supported by attractive unit economics and efficient user acquisition. In 2019, 87% of items purchased were preceded by a like, comment, or offer on our marketplace. We believe that cultivating a robust network of users over the longer-term is crucial to bolstering broader community engagement, growing social interactions, and increasing GMV. We have seen the number of social interactions on our marketplace increase as our network expands, with year-over-year growth of 90% in 2019, more than double our 42% year-over-year growth in Active Users, further supporting the vibrancy of our community. In 2019, our community engaged in 20.5 billion social interactions and we had 30.8 million Active Users, compared to 10.8 billion social interactions and 21.7 million Active Users in 2018. Social interactions include follows (number of times users are followed by other users in a given time period), shares (number of times listings are shared by users in a given time period), comments (number of times users comment on listings in a given time period), offers (number of times users make an offer on listings in a given time period), and likes (number of times listings are liked by users in a given time period).

Users can engage on our marketplace in a variety of activities that range from shopping and social interactions to buying and selling. The continuous increase in users, social interactions, and listings has led to steady activations of buyers and sellers across cohorts, resulting in increasing GMV for these cohorts. Each year, users from each cohort continue to activate into buyers and sellers. As of September 30, 2020, we had 31.7 million Active Users, 6.2 million Active Buyers, and 4.5 million Active Sellers. Of these Active Buyers and Active Sellers, 1.2 million were first-time buyers and 1.0 million were first-time sellers from user cohorts acquired in prior periods. This dynamic demonstrates our increasing buyer and seller activation as we grow our community.

Our social marketplace is powerful because it enables many types of engagement that contribute to GMV growth. For example, many of our buyers become sellers over time and vice versa. Of all buyers who activated between 2012 and 2018, 34% of these buyers also activated as sellers by year end 2019, and of all sellers who activated between 2012 and 2018, 39% of these sellers activated as buyers by year end 2019. On average in year five of a buyer cohort, with year one defined as the first purchase year, 52% have also become sellers. Similarly, on average in year five of a seller cohort, 44% have also become buyers. These averages are calculated using our 2012-2015 cohorts.

Cumulative % Buyers Activated as Sellers from Year 1 to Year 5

41% of First-Time Buyers Also Became Sellers in Year 1 51% 52% 47% 49% 41% Year of Buyer's Year 2 Year 3 Year 4 Year 5 First Purchase

Cumulative % Sellers Activated as Buyers from Year 1 to Year 5

Cumulative % Sellers Activated as Buyers from Year 1 to Year 5 31% of First-Time Sellers Also Became Buyers in Year 1 40% 42% 44% 37% 31% Year of Seller's Year 2 Year 3 Year 4 Year 5 First Sale

Investments in Growing Our User Community. We have invested substantially in marketing to grow our user community and drive further awareness of our brand. These investments have enabled us to grow our base of new users, buyers, and sellers while continuing to retain buyers and sellers, resulting in strong growth of our GMV and revenue. Marketing expenses represented 59.6% and 64.5% of revenue in 2018 and 2019, respectively. We significantly reduced our investment in marketing to     % of revenue in the second quarter of 2020 while growing revenue     % year-over-year for the same period due to the continued benefits from the network effects of our social platform. These network effects continue to increase the number of users who come to our platform organically. In the nine months ended September 30, 2020, we reduced marketing spend by $30 million compared to the nine months ended September 30, 2019. This reduction in marketing spend was not due to a change in marketing channel mix or a significant reduction in marketing spend per new Active User in the period. In the future, we plan to substantially increase our investment in marketing as a percentage of revenue from the level in the second quarter of 2020, as the economy recovers from the COVID-19 pandemic; however, we do not expect that marketing as a percentage of revenue will reach 2019 levels. We intend to manage our marketing spend to balance growth and profitability. We will continue to invest in user acquisition and retention while the underlying user unit economics indicate the return on investment is strong.

Investments in Platform Innovation. We invest in both the people and technology behind our platform. We also intend to continue to make significant investments in the technology and infrastructure of our platform to attract and retain buyers and sellers, expand the capabilities and scope of our platform, and enhance the user experience. We expect to continue to make significant investments to attract and retain employees, particularly engineers, data scientists, designers, product management, and operations personnel. All functions are important, and we intend to invest in our people to help us drive additional efficiencies across our marketplace. In addition, we may invest in new and existing businesses that may lower our margins temporarily but may enhance our platform capabilities, deliver revenue growth, and enable us to achieve and maintain long-term profitability.

International Expansion. We began operations in Canada, the first country we expanded to after the United States, in May 2019. International GMV was $6 million in 2019, and has grown to $28 million in the nine months ended September 30, 2020. For each of these periods, revenue from international operations was less than 10% of our net revenue. As we continue our global expansion, we believe international demand for our platform will develop and increase. Accordingly, we believe there is a significant opportunity to grow our international business. We have invested, and plan to continue to invest, in the adoption of our platform and solutions internationally, including localization of our platform and the addition of critical capabilities to our platform required to serve those local markets.

Impact of the COVID-19 Pandemic. As a result of the COVID-19 pandemic, the lives of our users, buyers, and sellers have been disrupted as people have been required to stay home and many have experienced significant economic and employment disruption. As many people have shifted to a work-from-home environment, there has been less of a need for some to purchase apparel. In some cases, buyers also have a decreased ability to spend on our marketplace due to economic concerns and pressures. In other cases, physical stores have remained closed or are viewed as potentially dangerous, leaving fewer offline shopping alternatives for people and driving demand to online alternatives, including Poshmark. For our sellers, our marketplace has continued to serve as a means for additional income, though the requirement to handle their own logistics amid quarantine has proven difficult for many. Additionally, the social nature of our platform and the community we have built has attracted users throughout the pandemic to come shop, interact, and share. We have temporarily closed our headquarters and offices, with substantially all of our employees working remotely, temporarily lowering our operating expenses. The conditions caused by the pandemic are still evolving and are unknown. Additional disruptions or a resurgence of offline shopping demand could adversely affect our business, results of operations, liquidity, and financial condition during 2020 and potentially future periods.

Seasonality. Our business is seasonal in nature as it is affected by the cyclicality of the consumer as well as broader market conditions. Historically, we have often seen both stronger growth in the number of Active Users and Active Buyers and in engagement during the first quarter of the year. In addition, we have seen higher GMV in the fourth quarter of the year, followed by the third quarter, which we believe is due in part to the higher price points of seasonal apparel and footwear and the Holiday season. We believe the rapid growth in our business, as well as the recent effects of sales taxes and the COVID-19 pandemic, have partially masked these trends to date, and we expect the impact of seasonality to be more pronounced in our future quarterly results as our business matures.

GAAP and Non-GAAP Financial Measures

We also review the following GAAP and non-GAAP financial measures to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions.

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	(in thousands)		(in thousands)
Net (Loss) Income	$(14,475)	$(48,692)	$(33,946)	$20,906
Net (Loss) Income Margin(1)	(10)%	(24)%	(23)%	11%
Adjusted EBITDA	$(11,077)	$(37,060)	$(24,461)	$30,052
Adjusted EBITDA Margin(2)	(7)%	(18)%	(16)%	16%

(1)	Net (Loss) Income Margin is calculated by dividing Net (Loss) Income for a period by revenue for the same period.
(2)	Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA for a period by revenue for the same period.

Adjusted EBITDA

Adjusted EBITDA is a key performance measure that we use to assess our operating performance and the operating leverage in our business. Because Adjusted EBITDA facilitates internal comparisons of our historical operating performance on a more consistent basis, we use this measure for business planning purposes.

We calculate Adjusted EBITDA as net loss attributable to common stockholders, adjusted to exclude:

•	depreciation and amortization;

•	stock-based compensation expense;

•	interest income;

•	other expense, net;

•	change in accrued sales tax; and

•	provision for income taxes.

Adjusted EBITDA decreased $26.0 million for the year ended December 31, 2019 compared to the prior year primarily due to our implementation of sales tax collection and remittance in the quarter ended June 30, 2019, which adversely impacted activity on our marketplace and caused us to decide to increase marketing to help increase user acquisition and engagement.

Adjusted EBITDA increased $54.5 million in the nine months ended September 30, 2020 compared to the prior year primarily due to an increase in revenue and a decrease in marketing spend in response to the COVID-19 pandemic.

Reconciliation of Non-GAAP Financial Measures

We use Adjusted EBITDA and Adjusted EBITDA Margin in conjunction with GAAP measures as part of our overall assessment of our performance, including the preparation of our annual operating budget and quarterly forecasts, and to evaluate the effectiveness of our business strategies. Our definition may differ from the definitions used by other companies and therefore comparability may be limited. In addition, other companies may not publish similar metrics. Furthermore, this metric has certain limitations in that it does not include the impact of certain expenses that are reflected in our consolidated statements of operations that are necessary to run our business. Thus, our Adjusted EBITDA and Adjusted EBITDA Margin should be considered in addition to, not as a substitute for, or in isolation from, measures prepared in accordance with GAAP.

We compensate for these limitations by providing a reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to the related GAAP financial measure, net loss attributable to common stockholders. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure, and to view Adjusted EBITDA and Adjusted EBITDA Margin in conjunction with their respective related GAAP financial measures.

The following table provides a reconciliation of net (loss) income to Adjusted EBITDA:

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	(in thousands)		(in thousands)
Net (loss) income	$(14,475)	$(48,692)	$(33,946)	$20,906
Adjusted to exclude the following:
Depreciation and amortization	802	2,056	1,412	2,130
Stock-based compensation	2,606	9,687	7,864	6,083
Interest income	(1,096)	(1,677)	(1,305)	(540)
Other expense, net	460	366	358	1,248
Change in accrued sales taxes(1)	535	1,026	1,026	—
Provision for income taxes	91	174	130	225

Adjusted EBITDA	$(11,077)	$(37,060)	$(24,461)	$30,052

Adjusted EBITDA Margin	(7)%	(18)%	(16)%	16%

(1)

Reflects our estimated liability for the non-collection and non-remittance of sales taxes which became required beginning in 2018. We began collecting and remitting sales tax in April 2019. Accordingly, beginning in the three months ended June 30, 2019, these liabilities were no longer incurred.

Components of Results of Operations

Net Revenue

We generate revenue from sellers for fees earned when they sell items they have listed on our social marketplace to buyers (20% of the final price for sales $15 and over, or a flat rate of $2.95 for sales under $15). The buyer also pays a shipping label fee as part of their order. On some orders, the shipping label fee exceeds our shipping label cost, which we record as revenue. In 2019, this revenue was 1% of our total net revenue and was less than 1% in 2018. For the nine months ended September 30, 2020, this revenue was 3% our total net revenue. Our revenue is recognized when we satisfy our performance obligations. We report both revenue from buyers and revenue from sellers based upon the net amount earned, which is reduced by certain buyer and seller incentives.

Costs and Expenses

Cost of Net Revenue. Cost of net revenue primarily consists of costs associated with credit card processing, transaction fees for order related payments, and hosting expenses associated with operating our platform. Cost of net revenue does not include depreciation and amortization.

We expect cost of net revenue to increase in absolute dollars in future periods and to vary from period to period as a percentage of net revenue for the foreseeable future as we grow our platform by increasing Active Buyers and generating higher GMV.

Operations and Support. Operations and support expense primarily consists of personnel-related compensation costs, including stock-based compensation, incurred in providing support to users of our platform including authentication services that we provide. This expense also includes postage and shipping costs that we incur primarily from order losses and cancellations, and credits and incentives issued to buyers for customer satisfaction purposes in excess of shipping facilitation revenue.

We expect that operations and support expenses will increase in absolute dollars for the foreseeable future as we continue to grow our operations and hire additional employees to support the scaling of our business. To the extent we are successful in becoming more efficient in supporting our users, we would expect operations and support expenses as a percentage of revenue to decrease over the long term.

Research and Development. Research and development expense consist primarily of compensation expenses for engineering, product development, and design employees, including stock-based compensation, expenses associated with ongoing improvements to and maintenance and testing of our platform offerings including website, mobile apps, and other products, and other research and development programs. Research and development expenses are expensed as incurred. We capitalize certain costs associated with website development and software for internal use.

We expect that research and development expenses will increase in absolute dollars and vary from period to period as a percentage of revenue for the foreseeable future as we continue to invest in research and development activities relating to ongoing improvements to and maintenance and testing of our platform offerings including website, mobile apps, and other products, and other research and development programs, including the hiring of engineering, product development, and design employees to support these efforts.

Marketing. Marketing expense primarily consists of expenses associated with personnel-related compensation costs, including stock-based compensation, and costs related to user acquisition, public relations, marketing events such as Posh Parties, and business development. User acquisition costs primarily consist of costs associated with acquiring new users by spend on advertising channels such as television, Google, Facebook, Instagram, Snapchat, and TikTok. These marketing expenses also include promotional credits and incentives issued to buyers to encourage buyer activity on our platform in excess of shipping facilitation revenue and cost of referral incentives for new user acquisition. We plan to continue to invest in our marketing efforts, including hiring additional employees, in order to attract new users.

We expect that marketing expenses will increase in absolute dollars and vary from period to period as a percentage of revenue for the foreseeable future as we plan to continue to invest in marketing to grow the number of Active Users and Active Buyers and increase our brand awareness. The trend and timing of our brand marketing expenses will depend in part on the timing of marketing campaigns.

General and Administrative. General and administrative expense consists primarily of employee related costs including stock-based compensation for those employees associated with administrative services such as legal, human resources, information technology, accounting, and finance, and all related costs associated with our facilities, such as rent and office administration. These expenses also include certain third-party consulting services, facilities, IT shared services, meals and other corporate costs not allocated to other expense categories.

We expect that general and administrative expenses will increase in absolute dollars and vary from period to period as a percentage of revenue for the foreseeable future as we focus on processes, systems, and controls to enable our internal support functions to scale with the growth of our business. We expect to incur additional expenses as a result of operating as a public company, including expenses to comply with the rules and regulations applicable to companies listed on a national securities exchange, expenses related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, and expenses for general and director and officer insurance, investor relations, and professional services. We also expect rent expense and other facilities related costs to continue to increase in the future.

Depreciation and Amortization. Depreciation and amortization expense primarily consists of depreciation of computer equipment and software, furniture and fixtures, leasehold improvements, and website development and software for internal use.

We expect that depreciation and amortization expense will increase in absolute dollars as we continue to build out our network infrastructure and establish new office locations to support our growth.

Interest Income

Interest income primarily relates to amounts earned on our cash and cash equivalents and marketable securities.

Other Expense, Net

Other expense, net mainly relates to changes in fair value of the convertible notes and redeemable convertible preferred stock warrants, and foreign exchange remeasurement gains and losses recorded from consolidating our foreign subsidiaries at each period end.

Provision for Income Taxes

Our provision for income taxes consists primarily of foreign taxes and state minimum taxes in the United States. As we expand the scale of our international business activities, any changes in the U.S. and foreign taxation of such activities may increase our overall provision for income taxes in the future. We have established a valuation allowance for our U.S. deferred tax assets, including federal and state NOLs.

We expect to maintain this valuation allowance until it becomes more likely than not that the benefit of our federal and state deferred tax assets will be realized by way of expected future taxable income in the United States.

Results of Operations

The results of operations presented below should be reviewed in conjunction with our consolidated financial statements and notes included elsewhere in this prospectus. The following tables set forth our consolidated results of operations data and such data as a percentage of net revenue for the periods presented:

	Nine Months Ended September 30,		Change
	2019	2020	$	%
	(in thousands)		(in thousands)
Consolidated Statements of Operations
Net revenue	$150,490	$192,760	$42,270	28%
Costs and expenses (1):
Cost of net revenue, exclusive of depreciation and amortization	24,344	31,924	7,580	31
Operations and support	21,295	27,871	6,576	31
Research and development	18,726	22,226	3,500	19
Marketing	95,929	65,449	(30,480)	(32)
General and administrative	23,548	21,321	(2,227)	(9)
Depreciation and amortization	1,411	2,130	719	51

Total costs and expenses	185,253	170,921	(14,332)	(8)

(Loss) income from operations	(34,763)	21,839	56,602	NM *
Interest income	1,305	540	(765)	(59)
Other expense, net
Change in fair value of convertible notes	—	(516)	(516)	NM *
Other, net	(358)	(732)	(374)	(104)

	(358)	(1,248)	(890)	(249)

(Loss) income before provision for income taxes	(33,816)	21,131	54,947	NM *
Provision for income taxes	130	225	95	73

Net (loss) income	$(33,946)	$20,906	$54,852	NM *
Undistributed earnings attributable to participating securities	—	(12,776)	(12,776)	NM *

Net (loss) income attributable to common stockholders	$(33,946)	$8,130	$42,076	NM *

*	NM–not meaningful

	Year Ended December 31,		Change
	2018	2019	$	%
	(in thousands)		(in thousands)
Consolidated Statements of Operations
Net revenue	$148,305	$205,225	$56,920	38%
Costs and expenses (1):
Cost of net revenue, exclusive of depreciation and amortization	22,837	34,142	11,305	50
Operations and support	20,299	29,879	9,580	47
Research and development	15,484	25,033	9,549	62
Marketing	88,439	132,470	44,031	50
General and administrative	15,464	31,474	16,010	104
Depreciation and amortization	802	2,056	1,254	156

Total costs and expenses	163,325	255,054	91,729	56

Loss from operations	(15,020)	(49,829)	(34,809)
Interest income	1,096	1,677	581	53
Other expense, net	(460)	(366)	(94)	(20)

Loss before provision for income taxes	(14,384)	(48,518)	(34,134)	236
Provision for income taxes	91	174	83	91

Net loss attributable to common stockholders	$(14,475)	$(48,692)	$(34,217)	236%

(1)	Costs and expenses include stock-based compensation expense as follows (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	(in thousands)		(in thousands)
Operations and support	$250	$689	$520	$521
Research and development	775	3,017	2,455	2,028
Marketing	400	1,306	993	1,012
General and administrative	1,181	4,675	3,896	2,522

Total	$2,606	$9,687	$7,864	$6,083

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
Consolidated Statements of Operations, as a percentage of net revenue
Net revenue	100.0%	100.0%	100.0%	100.0%
Costs and expenses:
Cost of net revenue, exclusive of depreciation and amortization	15.4	16.6	16.2	16.6
Operations and support	13.7	14.6	14.2	14.5
Research and development	10.4	12.2	12.4	11.5
Marketing	59.6	64.5	63.7	34.0
General and administrative	10.4	15.3	15.7	11.1
Depreciation and amortization	0.5	1.0	0.9	1.1

Total costs and expenses	110.1	124.2	123.1	88.8

(Loss) income from operations	(10.1)	(24.2)	(23.1)	11.2
Interest income	0.7	0.8	0.9	0.3
Other expense, net	(0.3)	(0.2)	(0.2)	(0.6)

(Loss) income before provision for income taxes	(9.7)	(23.6)	(22.4)	10.9
Provision for income taxes	(0.1)	(0.1)	(0.1)	(0.1)
Net (loss) income	(9.8)%	(23.7)%	(22.5)%	10.8%
Undistributed earnings attributable to participating securities	—	—	—	(6.6)

Net (loss) income attributable to common stockholders	(9.8)%	(23.7)%	(22.5)%	4.2%

Comparison of the Nine Months Ended September 30, 2019 and 2020

Net Revenue

Net revenue increased $42.3 million for the nine months ended September 30, 2020 compared to the same period in 2019. This growth was primarily due to an increase in the volume of GMV on our marketplace to a total of $1.0 billion, an increase of 30% for nine months ended September 30, 2020 compared to the same period in 2019. The increase in GMV was substantially driven by the increase in Active Buyers on the platform to 6.2 million for the nine months ended September 30, 2020, a 26% increase compared to the same period in 2019, and 3% increase in GMV per Active Buyer for the nine months ended September 30, 2020 compared to the same period in 2019.

Cost of Net Revenue

Cost of net revenue increased $7.6 million for the nine months ended September 30, 2020 compared to the same period in 2019. The increase was driven by a $6.4 million increase in costs related to overall volume increases on our marketplace, including increased credit card processing fees and associated expenses, and an increase in data hosting costs of $1.2 million to support the increased usage of our platform and upgrades we made to our systems which were required to support our growth.

Operations and Support

Operations and support expense increased $6.6 million for the nine months ended September 30, 2020 compared to the same period in 2019. The increase was primarily driven by the overall volume increase on our marketplace, including a $3.5 million increase in net shipping costs as a result of our growth, a $1.6 million increase in credits and incentives issued to users for the purposes of dispute resolution, and a $1.4 million increase in customer service and support personnel costs as a result of increased headcount.

Research and Development

Research and development expense increased $3.5 million for the nine months ended September 30, 2020 compared to the same period in 2019. The increase was primarily due to an increase of $3.3 million in engineering personnel costs required to support the growth of our business as we launch new innovations and improve functionality on our platform.

Marketing

Marketing expense decreased $30.5 million for the nine months ended September 30, 2020 compared to the same period in 2019. The decrease was primarily due to a $31.5 million decrease in spending on marketing programs, including decreased spending on television ad campaigns and digital marketing to preserve liquidity in response to the COVID-19 pandemic, offset by an increase of $1.3 million in marketing personnel costs as a result of an increase in headcount to support the growth of our business.

General and Administrative

General and administrative expense decreased $2.2 million for the nine months ended September 30, 2020 compared to the same period in 2019. This decrease was primarily driven by a $2.4 million decrease in legal and consulting fees as the current year period was impacted by decreased spending on corporate initiatives and projects to preserve liquidity in response to the COVID-19 pandemic, lower expenses for sales tax accruals as the prior year period included accruals of $1.0 million with no corresponding change in the current year period, and $0.5 million decrease in personnel costs, partially offset by a $1.9 million increase in chargeback costs related to the overall volume increase on our marketplace and increased fraud activity.

Depreciation and Amortization

Depreciation and amortization expense increased $0.7 million for the nine months ended September 30, 2020 compared to the same period in 2019. The increase was due to an increase in leasehold improvements amortization associated with our new headquarters of $0.5 million, and an increase in computer equipment, furniture, and fixtures depreciation of $0.2 million.

Interest Income

The decrease in interest income is due to the lower balance of our marketable securities and lower interest rates earned from our marketable securities.

Other Expense, Net

The increase in other expense, net is primarily due to an increase in fair value of the Convertible Notes and the write-off of debt issuance costs related to the Convertible Notes in the nine months ended September 30, 2020 with no comparable activity in the prior year period.

Provision for Income Taxes

The increase in our provision for income taxes is related to an increase in the provision for taxes resulting from the operations of our foreign subsidiaries.

Comparison of Years Ended December 31, 2018 and 2019

Net Revenue

Net revenue increased $56.9 million for the year ended December 31, 2019 compared to the prior year. This growth was primarily due to an increase in the volume of GMV on our marketplace to a total of $1.1 billion, an increase of 37% for the year ended December 31, 2019 compared to the prior year. The increase in GMV was substantially driven by the increase in Active Buyers on the platform to 5.4 million for the period ended

December 31, 2019, a 44% increase compared to the prior year, partially offset by a 5% decrease in GMV per Active Buyer due to the implementation of sales tax on our platform.

Cost of Net Revenue

Cost of net revenue increased $11.3 million for the year ended December 31, 2019 compared to the prior year. The increase was primarily driven by a $7.9 million increase in costs related to overall volume increases on our marketplace, including increased credit card processing fees and associated expenses, and an increase in data hosting costs of $3.4 million to support more usage of our platform and upgrades we made to our systems. Cost of net revenue increased to 16.6% of revenue from 15.4% due to the implementation of sales tax, which led to lower growth in revenue than growth in fixed expenses in cost of net revenue.

Operations and Support

Operations and support expense increased $9.6 million for the year ended December 31, 2019 compared to the prior year. The increase was primarily driven by the overall volume increase on our marketplace, including a $5.6 million increase in customer service and support personnel costs as a result of increased headcount, and a $2.8 million increase in net shipping costs, and a $0.8 million increase in credits and incentives issued to users for the purposes of dispute resolution.

Research and Development

Research and development expense increased $9.5 million for the year ended December 31, 2019 compared to the prior year. The increase was primarily due to an increase of $8.5 million in engineering personnel costs. Engineering personnel costs include an increase of $2.3 million in stock-based compensation expenses primarily related to a sale of common shares by a select group of employees to other investors in excess of estimated fair value during 2019 and, to a lesser extent, a $0.8 million increase in development-related services, which were driven by our efforts to launch new innovations, improve functionality on our platform, and improve our efficiency in attracting and retaining users and converting them into buyers and sellers.

Marketing

Marketing expense increased $44.0 million in the year ended December 31, 2019 compared to the prior year. The increase in marketing expenses was to help reduce friction in user growth and re-engagement as a result of our implementation of sales tax collection in April 2019. The increase was primarily due to a $37.5 million increase in spending on marketing programs, including increased spending on television ad campaigns and digital marketing to acquire users. The increase was also driven by a $3.7 million increase associated with our referral and buyer incentive programs, and an increase of $2.1 million in marketing personnel costs as a result of an increase in headcount to support the growth of our business.

General and Administrative

General and administrative expense increased $16.0 million for the year ended December 31, 2019 compared to the prior year. This increase was primarily driven by a $6.9 million increase in personnel costs due to increased headcount (including stock-based compensation expenses of $3.5 million driven primarily by a sale of common shares by a select group of employees to other investors in excess of estimated fair value during 2019), a $3.5 million increase in legal and consulting fees due to the implementation of sales tax, a $2.0 million increase in chargeback costs related to the overall volume increase on our marketplace and increased fraud activity, a $2.1 million increase in facility costs (including rent and maintenance) associated with the lease of our new headquarters, and higher taxes, including sales tax in arrears of $1.0 million.

Depreciation and Amortization

Depreciation and amortization expense increased $1.3 million for the year ended December 31, 2019 compared to the prior year. The increase was primarily due to an increase in leasehold improvements amortization associated with our new headquarters of $0.6 million, and an increase in capitalization of website and software development of $0.3 million.

Interest Income

The increase in interest income is due to interest income earned from our marketable securities.

Other Expense, Net

The decrease in other expense, net is primarily due to the proceeds from sales tax discount for timely payment of sales tax, partially offset by the change in fair value of the redeemable convertible preferred stock warrant liability which was driven by an increase in the fair value of the underlying redeemable convertible preferred stock.

Provision for Income Taxes

The increase in our provision for income taxes is related to an increase in the provision for taxes resulting from the operations of our foreign subsidiaries.

Liquidity and Capital Resources

As of September 30, 2020, our principal sources of liquidity were cash and cash equivalents of $216.6 million, and marketable securities of $30.4 million. Cash equivalents consisted of institutional money market funds, commercial paper, and cash in transit from third-party credit card providers that we receive within approximately three to five business days from the date of the underlying transaction. Marketable securities consisted of commercial paper, corporate bonds, and U.S. Treasury securities, which mature in twelve months or less.

As of September 30, 2020, our cash and cash equivalents held by our foreign subsidiaries were not material.

Since our inception, we have most often generated negative cash flows from operations and as of September 30, 2020 we had an accumulated deficit of $122.4 million, and we have financed our operations primarily through private sales of equity securities, payments received through our platform, and the issuance of convertible debt. We believe our existing cash, cash equivalents, and marketable securities will be sufficient to meet our working capital and capital expenditures needs over at least the next 12 months. However, our liquidity assumptions may prove to be incorrect, and we could exhaust our available financial resources sooner than we currently expect. We may seek to raise additional funds at any time through the issuance of debt, equity, and equity-linked arrangements.

Consolidated Statements of Cash Flows Data

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	(in thousands)		(in thousands)
Net cash provided by (used in):
Operating activities	$12,051	$(6,743)	$10,262	$68,189
Investing activities	(64,760)	(5,260)	(5,097)	34,134
Financing activities	303	889	828	50,883
Effect of foreign exchange rate changes on cash and cash equivalents	—	(34)	—	34

Net (decrease) increase in cash and cash equivalents	$(52,406)	$(11,148)	$5,993	$153,240

Cash Flows from Operating Activities

During the nine months ended September 30, 2020, cash provided by operating activities was $68.2 million, which consisted of a net income of $20.9 million, adjusted by non-cash charges of $9.1 million and net cash inflows from the change in net operating assets and liabilities of $38.2 million. The non-cash charges were primarily comprised of stock-based compensation of $6.1 million, and depreciation and amortization of $2.1 million. The net cash inflows from the change in our net operating assets and liabilities was primarily due to a $31.7 million increase in our funds payable to customers as a result of our growth, a $10.8 million increase in our accounts payable attributable to the timing of payments, partially offset by a $5.4 million increase in prepaid expenses and other current assets.

During the nine months ended September 30, 2019, cash provided by operating activities was $10.3 million, which consisted of a net loss of $33.9 million, adjusted by non-cash charges of $8.9 million and net cash inflows from the change in net operating assets and liabilities of $35.3 million. The non-cash charges were primarily comprised of stock-based compensation of $7.9 million. The net cash inflows from the change in our net operating assets and liabilities was primarily due to a $16.3 million increase in our funds payable to customers, a $14.9 million increase in our accrued expenses and other current liabilities, and a $7.9 million increase in our accounts payable, partially offset by a $3.2 million increase in prepaid expenses and other current assets, due to the growth of our business.

For the year ended December 31, 2019, net cash used in operating activities was $6.7 million, which consisted of a net loss of $48.7 million, adjusted by non-cash charges of $11.3 million and net cash inflows from the change in net operating assets and liabilities of $30.6 million. The non-cash charges were primarily comprised of stock-based compensation of $9.7 million. The net cash inflows from the change in our net operating assets and liabilities was primarily due to a $22.3 million increase in our funds payable to customers, an $18.8 million increase in our accrued expenses and other current liabilities, partially offset by a $5.8 million decrease in our accounts payable attributable to the timing of payments, and a $4.9 million increase in other assets, due to the growth of our business.

For the year ended December 31, 2018, net cash provided by operating activities was $12.1 million, which consisted of a net loss of $14.5 million, adjusted by non-cash charges of $3.7 million and net cash inflows from the change in net operating assets and liabilities of $22.8 million. The non-cash charges were primarily comprised of stock-based compensation of $2.6 million. The net cash inflows from the change in our net operating assets and liabilities was primarily due to a $21.5 million increase in our funds payable to customers, due to the growth of our business.

Cash Flows from Investing Activities

During the nine months ended September 30, 2020, net cash provided by investing activities of $34.1 million, was mainly attributable to the proceeds from the sales and maturities of marketable securities, net of purchases.

During the nine months ended September 30, 2019, net cash used in investing activities of $5.1 million, was mainly attributable to $2.9 million of cash used for purchases of property and equipment, including computer equipment, furniture, and fixtures to support our growth, and $2.2 million of cash used for purchases of marketable securities, net of maturities.

For the year ended December 31, 2019, net cash used in investing activities of $5.3 million, was mainly attributable to $4.2 million of cash used for purchases of property and equipment, including computer equipment, furniture, and fixtures to support our growth.

For the year ended December 31, 2018, net cash used in investing activities of $64.8 million, was mainly attributable to $63.1 million of cash used for purchases of marketable securities with the proceeds from the sale of Series D redeemable convertible preferred stock.

Cash Flows from Financing Activities

During the nine months ended September 30, 2020, cash provided by financing activities was $50.9 million consisting of net proceeds of $50.0 million from the issuance of convertible notes, and proceeds of $0.9 million from the exercise of stock options.

During the nine months ended September 30, 2019, cash provided by financing activities was $0.8 million consisting of proceeds from the exercise of stock options.

For the years ended December 31, 2018 and 2019, cash provided by financing activities was $0.3 million and $0.9 million, respectively, due to proceeds from the exercise of stock options.

Concentration of Credit Risk

No customer accounted for 10% or more of our net revenue for the years ended December 31, 2018 and 2019, and the nine months ended September 30, 2019 and 2020.

Contractual Obligations and Commitments

Our principal commitments consist of rental payments under our non-cancelable operating leases and purchase commitments which expire between 2020 and 2025. The following table summarizes our contractual commitments as of December 31, 2019 (in thousands):

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating lease commitments	$23,561	$4,024	$10,981	$8,556	$—
Purchase commitments(1)	15,343	4,343	11,000	—	—

Total	$38,904	$8,367	$21,981	$8,556	$—

(1)	Relates to non-cancelable commitments for network and cloud services in the ordinary course of business with varying expiration terms through October 31, 2022.

During the nine months ended September 30, 2020, there have been no significant changes in our contractual obligations and other commitments.

Convertible Note Financing

In September 2020, we issued Convertible Notes to certain of our investors in an aggregate principal amount of $50.0 million. The Convertible Notes mature on September 14, 2023. The Convertible Notes do not accrue interest, except during the existence of an event of default related to non-payment of the obligations under the Convertible Notes at maturity or upon acceleration. The Convertible Notes will convert into shares of our Class A common stock in connection with the closing of a Qualified IPO at a discount to the initial public offering price. The discount to the initial public offering price will be 15%, if the closing of our initial public offering occurs prior to September 15, 2021; 20%, if the closing of our initial public offering occurs after September 15, 2021 but prior to September 15, 2022; and 25%, if the closing of our initial public offering occurs after September 15, 2022 but prior to September 15, 2023. For purposes of the Convertible Notes, a Qualified IPO is defined as an underwritten public offering of common stock under the Securities Act of 1933 in which the initial public offering price is equal to (x) the quotient of (a) at least $1.1 billion, divided by (b) the total number of shares of common stock outstanding on a fully diluted basis, and (y) the gross proceeds to us are not less than $120 million, or upon approval of holders of a majority of the outstanding redeemable convertible preferred stock. In addition, upon the consummation of certain change of control events, we would be required to prepay the Convertible Notes at par plus an applicable premium. See Note 14 to our annual consolidated financial statements for more information.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Qualitative and Quantitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates.

Interest Rate Risk

As of September 30, 2020, we had cash and cash equivalents, and marketable securities of $247.0 million, which consisted primarily of cash held in one high-credit quality financial institution within the United States, cash in transit from third-party credit card providers, institutional money market funds, commercial paper, corporate bonds, and U.S. Treasury securities, which each carry a degree of interest rate risk. Changes in interest rates affect the interest income we earn on our cash, cash equivalents, and marketable securities and the fair value of our cash equivalents and marketable securities. A hypothetical 10% change in interest rates would not have a material impact on our financial condition or results of operations due to the short-term nature of our investment portfolio as of September 30, 2020.

Foreign Currency Exchange Risk

Our revenue is denominated in U.S. dollars. Our expenses are primarily denominated in U.S. dollars, except for our non-U.S. operations, which are denominated in the local currency. As our operations in countries outside of the United States grow, our results of operations and cash flows may be subject to fluctuations due to changes in foreign currency exchange rates. To date, these fluctuations have not been material. As exchange rates vary, our operating loss may differ from expectations. To date, we have not entered into any foreign currency hedging contracts, although we may do so in the future. A hypothetical 10% increase or decrease in the relative value of the U.S. dollar to other currencies would not have a material effect on our operating results as of September 30, 2020.

Critical Accounting Policies and Estimates

Our consolidated financial statements and the related notes thereto included elsewhere in this prospectus are prepared in accordance with GAAP. The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from our estimates. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows will be affected.

We believe that the accounting policies described below involve a significant degree of judgment and complexity. Accordingly, we believe these are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations. For further information, see Note 2 of the notes to our consolidated financial statements included elsewhere in this prospectus.

Revenue Recognition

We recognize revenue when we satisfy our performance obligations. We consider both sellers and buyers to be customers. We generate revenue from sellers for fees earned when sellers sell items they have listed on our social marketplace to buyers. We generate revenue from buyers for fees earned when they purchase shipping labels used for delivery of the items purchased. We periodically reassess our revenue recognition policies as new offerings become material and business models evolve. We recognize revenue net of estimated returns and cancellations based on our historical experience. Transactions may be cancelled by a buyer or seller in certain circumstances. In 2018 and 2019, cancellations were 12% and 12%, respectively, of GMV, including returns which were 2% and 2%, respectively, of GMV. For the nine months ended September 30, 2019, cancellations were 11% of GMV, including returns which were 2% of GMV. For the nine months ended September 30, 2020, cancellations were 13% of GMV, including returns which were 2% of GMV.

We enter into the TOS with buyers and sellers to use our technology platform. The TOS governs these parties’ use of the platform, including payment terms for the buyer and the seller and services to be provided by us. Under the TOS, upon the buyer’s purchase from the seller, the buyer, the seller and we are committed to perform and enforceable rights and obligations are established.

Sellers

Sellers are able to list their items for sale on our social marketplace at no charge. We charge a fee upon the sale of items listed on our social marketplace. The fee is 20% of the final price for sales $15 and over, or a flat rate of $2.95 for sales under $15. The service we provide to sellers includes the facilitation of the sale of their items as well as certain ancillary activities such as payment processing and authentication (for luxury items). These activities comprise a single performance obligation to sellers, which is to facilitate the sale of the listed items between sellers and buyers on our platform (sale facilitation).

We evaluate the presentation of revenue from sellers on a gross or net basis based on whether we act as a principal or an agent in the sale of listed items between sellers and buyers. We do not control the listed items at any time prior to the transfer of such items to buyers. We act as an agent in facilitating the sale of items from sellers to buyers by allowing them to connect and interact on our social marketplace. We are not primarily responsible for fulfillment of purchased items, do not have inventory risk, and do not set the price for the listed item. As such, we report revenue from sellers on a net basis to reflect the fees received from sellers.

Revenue is recognized at the point in time we satisfy the performance obligation to facilitate the sale of a listed item. This occurs when both the seller and the buyer agree to a sale and the payment is processed on our platform. For luxury items authenticated by us, sale facilitation revenue is recognized when we authenticate and arrange for shipment of the items to the buyer, as this is the point in time a sale is finalized and we have satisfied its performance obligation.

Buyers

When a sale is finalized, the buyer purchases a shipping label from the USPS through our platform. We email the shipping label to the seller and the seller ships the item to the buyer through the shipping provider, USPS. We do not purchase the shipping label on behalf of the buyer until after the buyer has purchased an item and has remitted payment. As a result, we have one performance obligation to buyers, which is to facilitate the sale of shipping labels to buyers for the delivery of items purchased on our platform (shipping facilitation).

We evaluate the presentation of revenue from buyers on a gross or net basis based on whether we act as a principal or an agent in shipment of listed items between sellers and buyers. We do not control the shipping service, which is provided by the shipping provider. We are not primarily responsible for shipping, and we do not assume any of the risks for the items shipped such as risk of damage or loss during shipping. We act as an agent of the buyer in facilitating the shipping. As such, we report revenue on a net basis which is the difference between the shipping fee paid by the buyer and the cost of shipping labels paid to the shipping provider.

Revenue from shipping facilitation is recognized upon transfer of the shipping label to the seller on behalf of the buyer.

We estimate chargebacks based on historical collectability rates. We record a reserve for chargebacks in accrued expenses and other current liabilities with an offset to general and administrative expenses. Chargebacks have not been material for all periods presented.

Sales tax and other amounts collected on behalf of third parties are excluded from the transaction price.

Incentives

Under the referral program, an existing user (the referrer) earns an incentive (Posh Credit) when a new user (the referee) first buys an item on our platform. Posh Credits are not redeemable for cash and can only be applied for purchases on our platform. We record the incentive to the referrer, which is in exchange for a distinct referral service, as a liability at the time the incentive is earned by the referrer with a corresponding charge recorded to marketing expense in the consolidated statements of operations.

Credits and incentives issued to existing users for referring new users are contingent upon a new user completing an initial purchase on our platform and represent an incremental cost of obtaining a contract with a customer. We expense such new user referral incentives as marketing expense when the referral incentives are earned because the amortization period would be one year or less.

We have several buyer incentive programs, which are offered to encourage buyer activity on our platform. These promotions reduce the fees we charge for shipping facilitation. Accordingly, we record these incentives as a reduction to revenue from the buyer when the incentive is used by the buyer. Amounts in excess of cumulative shipping facilitation revenue earned are presented as marketing expense in our consolidated statements of operations.

We participate in certain joint incentive programs with sellers that are recorded as a reduction to the fees received from the seller.

We may elect to issue incentives to buyers for customer satisfaction purposes or for refunds. These incentives (which are in the form of Posh Credits) can be applied towards future orders and, thereby, results in a reduced fee earned by us from the buyer, or redeemable credits that can also be redeemed for cash. In cases where the seller performed as required by our TOS, we reduce shipping facilitation revenue earned on the transaction and any cumulative revenue earned from the same buyer for Posh Credits and redeemable credits granted. If the amount of the incentive exceeds cumulative revenues from the buyer, then the excess is presented as operations and support expense in the consolidated statements of operations. If refunds are provided in a case where the seller did not perform and the amount cannot be recovered from the seller, the refund is presented as a reduction of revenue.

Stock-Based Compensation

We grant stock-based awards consisting of stock options and RSUs to employees and consultants.

RSUs vest upon the satisfaction of both time-based service and performance-based conditions. The time-based vesting condition for the majority of these awards is satisfied over four years. The performance-based vesting condition is satisfied upon the occurrence of a qualifying event, which is generally defined as a change in control transaction or the effective date of a Qualified IPO. Because no qualifying event has occurred, we have not recognized any stock-based compensation expense for the RSUs. In the period in which the qualifying event is probable, we will record a cumulative one-time stock-based compensation expense determined using the grant-date fair values and the accelerated attribution method. If our IPO had occurred on September 30, 2020, we would have recognized $7.2 million of stock-based compensation expense for RSUs that had satisfied or partially satisfied the time-based vesting condition on that date, calculated using the accelerated attribution method, and would have $32.6 million of unrecognized compensation cost that represents the grants that have not met the time-based condition as of September 30, 2020. Stock-based compensation related to remaining time-based service after the qualifying event will be recorded over the remaining requisite service period using the accelerated attribution method. RSUs granted after the performance condition occurs will continue to be measured using the grant date fair values and will be amortized on a straight-line basis over the service period.

Stock-based compensation expense for employee stock options is measured based on the grant-date fair value of the awards and is recognized in the consolidated statements of operations on a straight-line basis over the requisite service period, net of forfeitures. Forfeitures are recognized as they occur.

We estimate the fair value of stock options granted to employees and directors using the Black-Scholes option-pricing model. The Black-Scholes model considers several variables and assumptions in estimating the fair value of stock-based awards. These variables include per share fair value of the underlying common stock, exercise price, expected term, risk-free interest rate, expected annual dividend yield, and expected stock price volatility over the expected term. For all stock options granted, we calculated the expected term using the simplified method. We have no publicly available stock information. Therefore, we have used the historical volatility of the stock price of similar publicly traded peer companies to estimate volatility of our equity awards granted. The risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon issues similar in duration to the expected term of the equity-settled award.

The following table summarizes the weighted-average assumptions used in estimating the fair value of stock options granted during each of the periods presented:

	Year Ended December 31,		Nine Months Ended September, 30
	2018	2019	2019	2020
Expected dividend yield	-	-	-	-
Expected volatility	39.7% - 41.8%	39.7% - 46.2%	39.7% - 40.7%	51.8%
Risk-free interest rate	2.7% - 3.0%	1.7% - 2.6%	1.9% - 2.6%	0.5%
Expected term (in years)	5.9 - 6.1	5.4 - 6.1	5.4 - 6.1	6.1

Common Stock Valuation

Prior to this offering, given the absence of a public trading market of our common stock and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors determined the best estimated fair value of our common stock exercising reasonable judgment and considering numerous objective and subjective factors. These factors included:

•	independent third-party valuations of our common stock;

•	the prices at which we or other holders sold our common and redeemable convertible preferred stock to outside investors in arms-length transactions;

•	the rights, preferences and privileges of our redeemable convertible preferred stock relative to those of our common stock;

•	our financial condition, results of operations and capital resources;

•	the industry outlook;

•	the valuation of selected comparable public companies;

•	the lack of marketability of our common stock;

•	the fact that option grants have involved rights in illiquid securities in a private company;

•	valuations published by institutional investors that hold our capital stock;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given prevailing market conditions;

•	the history and nature of our business, industry trends and competitive environment; and

•	general economic outlook including economic growth, inflation and unemployment, interest rate, environment and global economic trends.

Our board of directors determined the fair value of our common stock by first determining the equity value of our business and then allocating the value among the various classes of our equity securities to derive a per share value of our common stock.

The equity value of our business was estimated either by reference to the closest round of equity financing preceding the date of the valuation or using the market approach. The market approach estimates the value of our business by using market multiples based on publicly traded companies with financial and operating characteristics similar to our business, resulting in guideline public company multiples.

In allocating the equity value of our business among the various classes of stock, we used a combination of the option pricing method, or OPM, and the probability weighted expected return method, or PWERM, across multiple scenarios, thus using a hybrid method. We use OPM to estimate the allocation of value within one or more of these scenarios. The OPM models each class of stock as a future call option with a unique claim on our assets. The significant unobservable inputs into the valuation model used to estimate the fair value of our common stock include the timing of potential events, such as an IPO and other liquidity events and their probability of occurring, the selection of guideline public company multiples, the projected future cash flows, and the discount rate used to calculate the present-value of the estimated equity value allocated to each share class.

After the allocation to the various classes of stock, a discount for lack of marketability, or DLOM, is applied to arrive at a fair value of the common stock in the OPM model. A DLOM is meant to account for the lack of marketability of a stock that is not traded on public exchanges. In our selection of the appropriate DLOM at each valuation date, we considered the implied discounts from the various studies and quantitative models such as the Restricted Stock Studies, Longstaff Model, European Protective Put Option Model, Finnerty Model, and Asian Protective Put Option Model, as well as the earlier stage of development of the Company, uncertainty of specific timing of a liquidity event, and high implied volatility of common stock compared to the selected asset/equity volatility. The DLOM was 15.0% for each of the years ended December 31, 2018 and 2019, as well as 15.0% and 15.5% for the nine months ended September 30, 2019 and 2020, respectively. Additionally, in making the final determination of common stock value, consideration is also given to the recent sales of common stock.

Application of these approaches involves the use of estimates, judgments, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock. For valuations after the completion of this initial public offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant. Based on the assumed initial public offering price per share of $            , which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the aggregate intrinsic value of our outstanding stock options as of September 30, 2020 was $            million, with $            million related to vested stock options.

Internal Use Software

We capitalize certain costs associated with website development and software for internal use. The costs incurred in the preliminary stages of website and software development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental and deemed by management to be significant, are capitalized and amortized on a straight-line basis over the estimated life of the asset. Maintenance and enhancement costs, including those costs in the post-implementation stages, are typically expensed as incurred, unless such costs relate to substantial upgrades and enhancements to the website or software that result in added functionality which are capitalized and amortized over their estimated useful lives. Capitalized costs are included in property and equipment, net on our consolidated balance sheets.

JOBS Act Accounting Election

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Recent Accounting Pronouncements

See Note 2 to our annual consolidated financial statements “Summary of Significant Accounting Policies” for more information.

BUSINESS

Mission

Our mission is to put people at the heart of commerce, empowering everyone to thrive.

Overview

We are a social marketplace that combines the human connection of a physical shopping experience with the scale, reach, ease, and selection benefits of eCommerce. In doing so, we bring the power of community to buying and selling online. We created Poshmark in 2011 to make buying and selling simple, social, and fun. Pairing technology with the inherent human desire to socialize, our marketplace creates passion and personal connections among users. In 2019, our Active Users spent an average of 27 minutes a day on our marketplace browsing, shopping, buying, selling, and connecting with each other via 20.5 billion social interactions. We dynamically curate our marketplace into lifestyle categories that our users love, including apparel, accessories, footwear, home, and beauty. Powered by our proprietary technology, our social marketplace is purpose-built to enable simple transactions, seamless logistics, and an engaging experience at scale. As of September 30, 2020, there were over 201 million secondhand and new items for sale across 9,431 brands on our marketplace. As of September 30, 2020, we had 31.7 million Active Users, 6.2 million Active Buyers, and 4.5 million Active Sellers.

We empower people to sell a few items or to become successful entrepreneurs by providing them with end-to-end seller tools. We refer to this as “making selling a superpower.” Our comprehensive infrastructure makes it easy for sellers, from casual consumers to professional sellers, brands, and retailers, to build their businesses with seamless listing, merchandising, promotion, pricing, and shipping. Sellers use content, inventory selection, and social interactions to monetize their listings. Our transparent fee structure aligns our success with the success of our sellers. Our fee is 20% of the final price for sales $15 and over, or a flat rate of $2.95 for sales under $15. We attract, engage, and retain sellers by creating a vibrant community where sellers can use their personal passion for economic empowerment.

Our social features make the discovery and purchase process simple and enticing for buyers, fostering high engagement and retention. In 2019, 87% of items purchased were preceded by a like, comment, or offer on our marketplace. We enable buyers to discover, connect, and curate their network and news feed with that of other users who share similar styles and personal preferences, creating a fun shopping experience. Our marketplace is vast, with sellers listing millions of secondhand and new items across multiple categories. We use data-driven personalization to customize each user’s feed to feature the most relevant listings and make it easy to quickly search for and find products of interest. Furthermore, sellers list a variety of items across all price points, with the added benefit of being able to negotiate offers directly with buyers seeking to optimize their budget, allowing sellers to manage their listings to achieve their individual objectives. Because our marketplace features a massive selection of secondhand items, buyers are also able to support their personal style while minimizing their environmental impact.

The scale of our community of users, buyers, and sellers, creates network effects that drive growth in our social marketplace. We make it easy for buyers and sellers to build and deepen relationships through a variety of social mechanisms designed to foster social interactions, create community, and drive engagement. As users join our community, they interact with one another and build personal networks through likes, comments, shares, follows, offers, and purchases. Each day in 2019, there were, on average, over 56 million social interactions on our marketplace, including 38 million shares. In 2019, we also saw a 34% increase in social interactions per Active User as compared to 2018. This engagement attracts new sellers who, in turn, increase the breadth and depth on our marketplace, and ultimately attract more buyers. Buyers often convert to becoming sellers after experiencing the ease and value of selling on our marketplace. At any time, a user may be a buyer, a seller, or both. This high velocity flywheel of community engagement drives strong monetization potential and an attractive business model with efficient user acquisition dynamics. Of all buyers who activated between 2012 and 2018, 34% of these buyers also activated as sellers by year end 2019, and of all sellers who activated between 2012 and 2018, 39% of these sellers activated as buyers by year end 2019. In addition, in 2019, 48% of sellers used a portion of their earnings on our marketplace to make a purchase on our marketplace in the same year.

Proprietary technology and data underpin our community, social marketplace, logistics, and payments. Our eCommerce technology allows seamless, secure transaction capabilities in a highly distributed network across millions of buyers and sellers, without having to touch or own physical inventory. We rely on data science to personalize every user’s feed while offering powerful, easy to use tools to drive seller success. The result is a unique ecosystem built for social commerce, which leverages social tools to humanize the online shopping experience and harnesses community engagement, while providing an integrated end-to-end system across the transaction cycle, from shopping to shipping.

The engagement of our community has fueled strong growth in our business, supported by attractive unit economics and efficient user acquisition. We do not own or manage inventory as all products are listed, managed, sold, and shipped by our sellers, utilizing our transaction tools that makes the selling process seamless and easy. This asset-light model creates scalability and favorable working capital dynamics. As of September 30, 2020, our community has generated $4.0 billion in GMV since 2011, with $1.3 billion in the four quarters ended September 30, 2020 and $         billion in the four quarters ended September 30, 2019, representing a         % growth rate. We win when our sellers win; we earn our revenue based on a simple fee from each successful transaction that is conducted on our marketplace. In the four quarters ended September 30, 2020, we had revenue of $             million and we generated a net loss of $             million, and an Adjusted EBITDA loss of $          million. In the quarter ended September 30, 2020, we had GMV of $375 million, revenue of $             million, net income of $         million, and Adjusted EBITDA of $             million.

ACTIVE SELLRS(1)$33AVERAGE ORDER VALUE(2)48%USED EARNINGS TO BUY SELLERS BUILD FOLLOWINGS AND PERSONAL BRANDS 31.7M ACTIVE USERS $1.3B GMV 27 MINS SPENT DAILY BUYERS DISCOVER NEW ITEMS, PEOPLE, AND BRANDS 6.2M AVTIVE BUYERS(1) 6+ ORDERS ER AVTIVE BUYER(2) 87% OF ITEMS PURCHASED WERE PRECEDED BY A SOCIAL ACTION

The Future of Online Shopping is Social

While eCommerce has improved the offline shopping experience in some ways, the personalization element remains a challenge. The growth in eCommerce has been driven by the substantial improvements that buying online brings to buyers over in-person shopping: easy access to unparalleled scale and diversity of brands, styles, and price points. However, the sheer scale of online inventory can often overwhelm potential customers who must sift through a daunting selection of items, fits, and styles. Despite some advances in personalization, the online buyer experience is still largely one-way and transactional.

In the offline shopping experience, product discovery is inherently social. Shoppers are seeking the same in the digital world and increasingly turn to one another for recommendations and validation online. Social technology platforms take a central role in facilitating personal, meaningful interactions at scale through photos and discovery-based content. In addition, consumers increasingly favor resale shopping, fueled by the desire for sustainable consumption and increased orientation towards value. Buyers today care more about the environmental impact of their consumption. According to Nielsen, 73% of consumers would change their consumption habits in order to minimize their impact on the environment.

From the seller perspective, people continue to find ways to pursue their passions with a digital “side-hustle” or as digital entrepreneurs, earning additional income along the way. This has led to the rise of the “Passion Economy,” a new way for people to monetize their skills, with the freedom to work when, how, and where they want. The growing demand for social shopping online creates a meaningful opportunity for sellers to expand their potential customer base from local to global, with the data-driven ability to reach, acquire, and retain buyers.

The Poshmark Solution

Poshmark makes buying and selling simple, social, and fun.

CONNECT follow users & brands and like your favorite items SHOP ask sellers for styling advice 5 bundled pricing BUY make a purchase in one click DISCOVER browse 200M* items and 9 4x brands LIST put an item up for sale in 60 seconds SHARE broadcast items to millions of users SELL BUYER EXPERIENCE SELLER EXPERIENCE receive an immediate notification when your item is sold SHARES how off your purchase using Posh Stories EARN earn 60% of the sale price on sales of $15 or above SHIP mail sold items with a pre-paid Posh Post shipping label

Benefits to Buyers

Social and fun. Our shopping experience flourishes because of authentic human connection. We enable our buyers to grow their personal networks on our marketplace, driving positive social feedback, long-term engagement, and repeat purchases. Our community builds relationships through a variety of social actions and encourages sellers to style and promote each other’s items. Through Likes, Posh Parties, conversations, styling “Bundles,” and negotiations, we have brought the benefits of the real-world shopping experience online.

Simple and personalized. Our marketplace makes shopping and buying easy and accessible. Users access our marketplace on numerous devices, with a simple payment and shipping process and a consistent buying experience across the platform. Buyers can benefit from personalized experiences with sellers who understand their individual style, sizing, and fit. Our sellers offer a vast assortment of items, over 201 million as of September 30, 2020, and we offer the data-driven ability to sift through all of it and personalize the experience for each user. Sellers often send personal, handwritten notes to buyers along with their item, while buyers often write digital “love notes,” commenting on the purchase or seller experience.

Value shopping with breadth and depth. Our marketplace allows buyers to optimize the best value for them. Sellers offer a vast assortment of secondhand and new items at value price points enabling shoppers to easily find and purchase any style, including everyday items as well as hard-to-find items. The average order value on our marketplace in 2019 was $33.

Win-win for environment and enduring style. Shopping on our marketplace allows members of our community to support their commitment to environmental sustainability across multiple products and brands that fit their personal style. We believe this trend will grow, in particular as the next generation of consumers age and have growing disposable income.

Benefits to Sellers

Easy and simple to rotate a closet or build and grow a business. End-to-end tools make selling a superpower through robust listing, fulfillment, and customer support capabilities. Underpinned by our proprietary technology, our millions of sellers can easily list their inventory in real time and connect with buyers. We offer an integrated stack for running a full-scale online shop from a mobile phone, supported by end-to-end marketplace tools for order fulfillment. The simplicity of this selling experience makes it possible for anyone to engage with buyers and sell on our marketplace, whether it is individuals cleaning out their closets, professional sellers building their own brands, local boutiques expanding online, merchants engaging other merchants, or brands and retailers building their online social store presence. Since 2011, our sellers have delivered more than $4.0 billion in GMV as of September 30, 2020.

Ability to build a personal brand and loyal customers. Sellers use their personal passion to feature content, select and style inventory, and engage in social interactions to monetize their listings and drive the growth of their businesses. In 2019, our community engaged in 20.5 billion social interactions on our marketplace. As of September 30, 2020, sellers on average had 359 followers, and the most-followed seller had more than 2.7 million followers. Sellers can create a personal brand and ongoing relationships with buyers on our marketplace, and this social feedback helps keep sellers engaged. This is a powerful feature of our marketplace and has enabled entrepreneurial sellers to launch their businesses and build their own brands quickly and cost effectively, while empowering brands and retailers to deepen their interaction and engagement with our loyal customer base.

Built-in demand based on community scale and engagement. As our business has grown, we have invested in new technology and capabilities to allow our sellers to reach and engage with more users and buyers. We market and enable sellers to market their items through social tools so that sellers do not need to spend money on marketing to drive traffic to their listings. In 2019, 87% of items purchased were preceded by a like, comment, or offer on our marketplace, and our community of over 30 million Active Users spent an average of 27 minutes per day on our marketplace.

Transparent business model and pricing. Our business model is simple. We make money when our sellers make money on our marketplace. We charge a transparent fee based on the final sale price of an item: 20% of the final price for sales $15 and over, or a flat rate of $2.95 for sales under $15. There are no other fees that the seller pays to sell on our marketplace.

Our Market Opportunity

Three key trends are driving the future of retail: the shift to online, the shift to social, and the shift to secondhand. Many of these trends are led by younger generations who continue to grow their spending power as they age.

The retail industry is undergoing significant transformation as consumer preferences shift away from traditional, physical retail in favor of the selection and convenience of eCommerce. The online U.S. apparel and footwear market is estimated at $90 billion in 2019 and is expected to grow at a 10% CAGR to $131 billion by 2023, according to Statista. This growth represents increasing online penetration of the total U.S. apparel and footwear market from 19.9% in 2019 to 26.3% in 2023.

Consumers are also shifting to more engaging and personalized experiences, fueled by the rapid growth of social platforms. According to Pew Research, in 2011, 50% of U.S. adults used social media, and in 2019 the share had risen to 72% of all adults, including 90% of those aged 18-29, and 82% of those aged 30-49. The proliferation of social platforms has created a new opportunity for commerce. According to our Social Commerce Report that we commissioned from Zogby Analytics in 2019, 57% of our users use friends, family, and word-of-mouth to discover new brands, and 42% of our users use influencers. According to that report, 55% of Gen Z consumers rely on influencers on social platforms to discover new brands.

Secondhand and resale also continue to grow as consumers, particularly younger generations, adopt efforts to reduce overall consumption and support a more sustainable economy. According to that report, an estimated 16% of the Gen Z consumer closet is secondhand, compared to 10% of the Baby Boomer closet. Shoppers are turning to platforms to extend the lifecycle of clothing, creating a more sustainable future. According to that report, 72% of our U.S. users often consider an item’s resale value before purchasing, and that when unable to return an item online, 93% of our U.S. users would sell it online. The online U.S. resale market for apparel and footwear is estimated at $7 billion in 2019 and expected to grow to an estimated $26 billion in 2023, according to GlobalData. Shopping secondhand also provides shoppers with the opportunity to access a wide variety of brands and price points in a sustainable way. Consumers are increasingly seeking to diversify their fashion choices, from luxury brands, to mainstream retailers, to emerging online brands, a trend we expect to continue.

Our social marketplace has grown rapidly due to these trends, and is well-positioned to address the future of shopping online in the U.S. apparel and footwear market. Over the long-term, we have the opportunity to address additional categories of retail and serve a broader global population. The online global apparel and footwear market is estimated at $422 billion in 2019 and is expected to grow at an 11% CAGR to $636 billion by 2023, according to Statista.

Our Competitive Strengths

We believe that we have a number of competitive advantages that will enable us to maintain and expand our position as a leading social marketplace, including:

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Diverse, highly engaged, and loyal community built on genuine human connection. Our community is diverse and spans age and geography in the United States and Canada. Our users live in big cities and small towns and engage with each other across geographies to discover, list, buy, and sell items across all price points. As of December 31, 2019, 83% of specified Active Users were female, and 80% were Millennials or Gen Z.

Age U.S. POPULATION(1) POSHMARK USERS(2) Gen Z Gen Z 16% Baby 27% Boomers 4% Baby Boomers Millennials 27% 31% Gen X 16% Millennials Gen X 53% 26%

Geography U. S. POPULATION(1) POSHMARK USERS (2) West West 24% 28% Northeast Northeast 17% 18% South South 38% 36% Midwest Midwest 21% 18%

In 2019, Active Users also spent an average of 27 minutes a day on our marketplace. This daily time spent is evidence of the high engagement and strong network effect of our community. GMV from existing users has also grown over time based on our loyal community, reaching 74% in 2019 compared to 60% in 2016. As of December 31, 2019, Active Buyers placed 6.3 orders on average on our platform in 2019. In addition, our community supports one another with 20% of total shares in 2019 resulting from sellers sharing other sellers’ items.

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Vast, curated social marketplace. By making it easy for anyone to sell, our marketplace can offer a vast and diverse collection of resale and new items. Our sellers offer a wide variety of items, from a $20 casual dress to a $1,000 luxury handbag, from kids’ shoes to menswear, from home decor to beauty products and rare sneakers. Our sellers provide a uniquely curated, constantly refreshed selection that they share with our community. Our algorithms personalize each user’s feed to feature the most relevant listings. Buyers can also quickly and easily search for specific items or categories. The dynamic nature of the product listings on our marketplace and the freshness of the curated assortments by our sellers further increase engagement on our marketplace. As of September 30, 2020, sellers added and curated an average of more than 380,000 listings per day of apparel, shoes, bags, accessories, and home goods to our marketplace, contributing to over 201 million total items for sale on our marketplace across 9,431 different brands.

GMV BY TYPE BY CATEGORY BY PRICE TIER(1) Other 5% >$200 New with 17% Tags / Boutique Shoes 26% 21% Apparel 45% <$50 Secondhand $51-$200 53% 74% Bags 30% 17% Accessories 12%

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End-to-end social marketplace services provide a seamless buying and selling experience. Our end-to-end solutions are designed to seamlessly connect buyers with sellers, promote listings, enable easy shipping, and grow sales. We provide buyers with the ability to meaningfully engage with sellers via socially curated content, video sharing capabilities, personal styling, and price negotiation. We also offer comprehensive marketplace services that make it seamless for sellers to grow their businesses on our marketplace. New listing creation, a simple and transparent fee structure, marketing and merchandising support, shipping management, sales reporting, and order management tools provide important value to our sellers, particularly those who seek to grow a successful small business on our marketplace.

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Proprietary technology and data platform designed to enable social interactions and transactions at scale. At our core, we are a technology company. We have built our proprietary technology and data platform from the ground up and designed it to enable social interactions and transactions at scale. Poshmark is designed to provide a fun and simple experience across iOS, Android, and on the web. We have built a complex social graph that helps power each user’s experience on our marketplace. For example, for buyers this includes being shown the items and sellers that best match their interests, while similarly sellers have their listings promoted to the most likely buyers. In 2019, our social shopping graph processed an average of 56 million interactions per day to personalize each user’s feed with new products, social updates, and recent deals that match their stylistic and social preferences.

Additionally, our technology allows for real-time updates to each user’s feed. As sellers are constantly sharing, listing, and running promotions on their items, the Poshmark feed updates in real time throughout the day with the new products, social updates, and recent deals.

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Supports sustainability. We believe that our marketplace can be a force for social good and drive more sustainable consumption. Consumers, in particular younger generations, are increasingly focused on sustainability across many aspects of their lives, but especially when it comes to shopping choices and lifestyles. We deliver on this desire for sustainability by promoting resale, while also helping consumers to make and save money and fuel small business entrepreneurship.

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Visionary, founder-driven management team with complementary strengths. Poshmark is a social marketplace built on love and community. Since day one this has been the vision of our founders and management team and remains the core tenant of our brand. Furthermore, we prioritize diversity of experience, thought, and background throughout our leadership, our board and our entire team. In doing so, we ensure a breadth of complementary skill sets to guarantee that every business decision reflects a multitude of diverse and unique perspectives.

Our Growth Strategy

Community is the engine of our business, and our main priority is ensuring that this community continues to grow and transact. Our community provides both the supply and the demand on our social marketplace, which is critical to our success. We are therefore focused on expanding the community and fostering the best environment possible for a seamless and enjoyable shopping experience. We focus on the following elements of our strategy to drive our growth:

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Grow our community of Active Users. New users bring incremental social engagement, listings, and transactions to all users, which leads to a virtuous cycle—the more Active Users on our platform, the more powerful the network effect. Not only are we focused on growing the community in number, but also in diversity. Diversity in gender, age, culture, and personal taste directly feeds into the breadth of products and social interactions offered on our marketplace. For example, on recognizing that men represented a significant growth opportunity, we launched a Men’s category in 2016. Since then, our community of male users has grown to 14% of Active Users in the three months ended September 30, 2020, compared to 12% in the three months ended December 31, 2016, based on the number of users who indicate their gender. We plan to continue to invest in growing the number of Active Users.

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Add new product categories. We organize all of the products on our marketplace into distinct, shoppable categories. As our community grows and becomes more diverse, there is an increasing demand for products across a breadth of categories. Women’s was our first category, followed by our launch of Men’s and Kid’s in 2016. Plus and Petite Sizes were added in 2018 and 2019, respectively. In 2019, we added the Home category, and in 2020, we added the Beauty and Toys categories. We anticipate adding new categories to expand our product offering and continue to serve demand from our diverse community.

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Drive innovation to increase engagement and enhance the marketplace. There is a strong correlation between the overall level of engagement on our platform and the frequency of transactions. In 2019, 87% of items purchased were preceded by a like, comment, or offer on our marketplace. As a result, we are focused on increasing engagement on our marketplace by adding new discovery elements and continuing to make social interaction with other users simple, useful and fun. One recent innovation that we introduced in 2020 was Reposh, which allows sellers have a simple, one-click way to resell items bought on our marketplace. We plan to continue to innovate to increase engagement and make selling easier on our marketplace.

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Expand internationally. The more people we can reach, the greater the benefit to our users. We have designed our global infrastructure to serve a multitude of countries with minimal local support. In 2019, we launched Poshmark Canada, rapidly growing our business to a community of more than

1.4 million Active Users in the first year of operations. We believe our marketplace can be successful in additional geographies outside of the United States and Canada, and we plan to strategically expand globally in the future.

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Offer high impact enterprise seller services. Sellers are drawn to our social marketplace because we empower them to succeed. The more we invest in our marketplace, the more we enable our sellers to grow and scale their businesses efficiently, reaching a vast and diverse user base. We intend to enhance our enterprise selling services and continue to attract professional sellers, brands, and retailers to participate on our social marketplace.

The Poshmark Social Marketplace

Our App at a Glance

Our app is designed to seamlessly combine social and marketplace features for our users.

Browse closets that share similar styles and personal preferences to you When you are ready to purchase an item, tap Buy Now." Confirm your shipping address and payment method to complete your purchase.

Snap a photo of your item within the app or upload one directly from your smartphone. Add details about the item you are selling. When you are done, tap Next then List. After tapping List, your item is now for sale Poshmarks social marketplace.

Our User Experience—Driving Engagement Through Social Interactions

We believe that commerce on our marketplace is fundamentally driven by the engagement of our community. To harness this engagement, we have built a set of tools and features that are designed to drive broad user reach, while enabling our users to interact and engage with each other in meaningful ways throughout our platform.

Key social features on our app include:

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Share. Sharing a listing is a way to feature an item to a broad audience within the community. Users can share their own listings and those of other Poshmark users, spreading engagement exponentially. In 2019, approximately 20% of shares on our marketplace involved users sharing others’ listings, as opposed to their own, highlighting the spirit of our community and the power of cross-promotion.

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Like. A user is able to like any listing in our marketplace. When a user likes an item, the seller is notified of their interest and the like is archived so that the user can review or revisit the item at any point in time.

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Follow. Users can follow each other in our marketplace to expand their presence and network. As of September 30, 2020, sellers on average had 359 followers, and the most-followed seller had more than 2.7 million followers.

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Comment. Users can leave comments for sellers on their listings. This enables sellers to promptly respond to customer inquiries, which builds community engagement and drives conversion. For example, a potential buyer may ask questions about the specific fit or request additional photos before they purchase.

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Offer. Offers are a common way for buyers and sellers to negotiate the purchase price of an item and are a critical tool for price discovery. Both buyers and sellers have the ability to make an offer and it is a core engagement mechanism to draw users back to our marketplace. Buyers can initiate offers on any listing and/or through a custom Bundle from an individual seller. Sellers too can initiate offers through our “Offers to Likers” feature or through a custom Bundle if the buyer has liked multiple items.

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Posh Parties. Posh Parties are time and category-focused virtual events for our community, organized by Poshmark, where curated and relevant listings are shared. We host approximately four Posh Parties per day, and in 2019 the number of Active Users on our platform was on average 17% higher during the times we hosted Posh Parties, than other times during the day, driving a large volume of shares.

Follow users or brands you like to personalize your Food and expand your network. Share listings with the Poshmark community to draw attention and drive sales. Like listing you are interested in to notify the seller of your interest. Comment on listings to ask questions about the item or request additional photos. Other a reduced price on any listing to negotiate the purchase price of an item. Share listing to virtual Posh Parties for brand exposure.

Our Seller Services—Making Selling a Superpower

We believe that anyone can become a successful seller on our marketplace – from the casual seller cleaning out their closet for the first time, to professional power sellers, influencers, brands, and retailers. We have built a broad set of tools that make selling simple and seamless, because we think selling should be a superpower. These tools harness the massive reach and engagement of our community and support selling end-to-end, from the listing process and marketing to fulfilment and customer support.

End-to-end marketing and selling features for sellers include:

Storefront Services: Our seller services help professionalize all sellers with their own unique storefronts.

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Listing. Sellers can list items for sale in a quick, simple, and free process that only takes a few minutes. Sellers upload images of an item and can include listing information around size, color, condition, brand, and pricing, along with more detailed information. The listing is broadcasted to all of the seller’s followers, providing instant reach and marketing. Our listing manager also connects directly to other social platforms and search engines, enabling listings to be shared on other sites such as Facebook, Instagram, and Pinterest, increasing user reach and engagement.

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Pricing. Sellers control the pricing of their listings and manage buyer negotiations. Sellers have the option to offer dynamic pricing through our Make An Offer feature, which allows negotiations and offers from prospective buyers, or targeted discounts through our Price Drop feature, which then gives sellers the option to offer discounts to users who have liked an item. In 2019, Make an Offer drove 70% of orders placed on our marketplace.

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Wholesale. We provide sellers the opportunity to purchase inventory in bulk for sale in their stores via Posh Wholesale. We have unique access to suppliers of wholesale inventory, and Posh Wholesale enables us to support the growth of new and emerging brands by extending these brands’ reach into our community, while providing our sellers with differentiated merchandise. In 2019, GMV from wholesale orders was less than 1% of our total GMV.

Social Marketing Services: In addition to likes, shares, follows, comments, offers, and Posh Parties, sellers can engage with users and promote their listings through our Social Marketing Services. These services add a deeply personal element to the online shopping experience, leveraging social actions to deepen engagement and ultimately drive transactions.

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Posh Stories. Posh Stories enable sellers to showcase and sell their listings in short videos and photos that disappear in 48 hours. Sellers can even tag their listings to make it easy for users to discover and shop items right from Posh Stories.

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Bundles. Sellers can create a storewide seller discount to entice buyers to buy more than one item. We often see buyers seek style recommendations from sellers, who will then use Posh Bundles to suggest matching items or accessories, pairing items with past purchases, or offering custom discounts on multiple items.

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Drops Soon. Sellers can pre-market items with Drops Soon, a tool that allows sellers to list items that are not yet available for purchase. Buyers can like the item to be notified when it’s listed for sale, facilitating quicker sell-through by building demand prior to an item being available.

•	Reposh. With the Reposh feature, sellers have a simple, one-click way to resell items bought on our marketplace.

Posh Stories: market your listings and showcase your purchases in videos and photos. Bundles: create custom discounts to entice buyers to buy more than one item. Drops Soon: preview and pre-market items that will soon be available for purchase. Reposh: a simple way to resell items bought on Poshmark.

Logistics and Payment Services: We provide a full range of logistics and payment support services, including shipping, payment, and authentication to ensure that both buying and selling are seamless.

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Shipping. Through Posh Post, sellers have an easy and fast shipping solution to fulfill a transaction. Buyers pay a flat fee to ship any item with USPS, up to five pounds, regardless of size, price, or location. Sellers receive a pre-paid, pre-populated shipping label from Poshmark when an item is sold to facilitate shipping.

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Payment. We provide users with transaction processing, offering buyers a variety of payment methods, including credit card and Posh Credits, and providing sellers with payment remittance as quickly as 2-3 days. In April 2019, we launched Posh Remit to simplify the sales and local tax collection and remittance process for our sellers.

•	Authentication. We facilitate trust on our marketplace through features such as Posh Protect, where buyers can request refunds if an item is not as described, and Posh Authenticate, a physical authentication service offered at no charge for each item sold at $500 or more. We also conduct extensive monitoring to protect and maintain the integrity of our marketplace.

Customer Support Services: We are focused on the satisfaction of all of our buyers and sellers, and we provide ongoing customer support through our Community Services team, whether it is before or after a transaction. Our support services include dispute management, credit services, post order communication, and overweight package management.

MEET OUR COMMUNITY

THE REVOLVING CLOSET

BLAKE AN ATTORENEY, CONTENT CREATOR AND PART-TIME POSHMARK SELLER, BLACK HAS MADE A NAME FOR HERSELF IN THE WORLD OF STYLE AND BLOGGING, AND USES POSHMARK TO SHOWCASE HER LOVE OF FASHION, SELLING ITEMS FROM HER PERSONAL CLOSET TO SUPPORT HER BLOGGING BUSINESS AND SHOPPING ADDICTION. FOR BLAKE, POSHMARK IS MORE THAN AN ONLINE SELLING AND SHOPPING PLATFORM – IT’S A COMMUNITY THAT’S BROUGHT HER MANY FRIENSHIPS. SIGNEDBLAKE 2012 JOINED POSHMARK 449K+ FOLLOWERS” 5K+ SHARES” *AS OF NOVEMBER 1, 2020

THE SIDE HUSTLER

JOHNNY A FINANCE PROFESSIONAL BY DAY, JOHNNY GOT HIS START ON POSHMARK WHILE SEARCHING FOR A SIDE HUSTLE. POSHMARK HAS PROVIDED HIM A SPACE TO GAIN EXPERIENCE IN ECOMMERCE AND RESELLING, AND JOHNNY NOW RUNS A THRIVING BUSINESS SELLING BRAND NEW AND PRE-LOVED ITEMS ON POSHMARK. THE SOCIAL MARKETPLACE PROVIDES JOHNNY WITH A SECONDARY INCOME THAT ALLOWS HIM TO TRAVEL WITH HIS WIFE, HELPED PAY FOR THEIR WEDDING, HONEYMOON AND FIRST HOME, AND GIVES HIM THE ABILITY TO RUN HIS BUSINESS FROM ANYWHERE AT ANY TIME. THREADHEADZ 2016 JOINED POSHMARK 116K+ FOLLOWERS” 75K+ SHARES” *AS OF NOVEMBER 1, 2020

THE ENTREPRENEURS

KRISTEN & KEVIN MARRIED ENTREPRENEURS, KRISTEN AND KEVIN JOIND POSHMARK AS A WAY TO FUEL KRISTEN’S PASSION FOR RESELLING WHILE BOTH WORKING FULL-TIME JOBS IN TECH AND REAL ESTATE. THE HOBBY QUICKLY BECAME A LUCRATIVE BUSINESS, AND AFTER TRANSITIONS IN BOTH OF THEIR JOBS, THEY NOW SELL SUSTAINABLE AND AFFORDABLE FASHION ON POSHMARK TOGETHER. POSHMARK HAS NOT ONLY HELPED CREATE THEIR DREAM LIVES, BUT IT HAS ALSO CONNECTED THEM WITH A NETWORK OF LIKE-MINDED ENTREPRENEURS. VOYAGEISAVERB 2017 JOINED POSHMARK 220K+ FOLLOWERS” 21K+ SHARES” *AS OF NOVEMBER 1, 2020

THE BRAND CREATOR

SONALI A POLICY ANALYST BY PROFESSION AND NATURAL-BORN CREATIVE, SONALI LEARNED HOW TO MAKE JEWELRY IN 2016 AND LAUNCHED HER ACCESSORIES BRAND, ATELIER SONA, ON POSHMARK SHORTLY AFTER. TODAY, SONALI DESIGNS HER OWN JEWELRY, WHICH SHE DISTRIBUTES THROUGH POSHMARK’S WHOLESALE MARKET. SHE LOVES THE INFRASTRUCTURE POSHMARK HAS IN PLACE TO MAKE SELLING SIMPLE, IMPROVE THE USER EXPERIENCE, AND BRING A HUMAN TOUCH TO ONLINE SHOPPING. ATELIERSONA 2016 JOINED POSHMARK 209K+ FOLLOWERS” 417K+ SHARES” *AS OF NOVEMBER 1, 2020

THE BOUTIQUE SELLER

JENNIFER JENNIFER YEARNED TO BE A STAY-AT-HOME MOM AFTER HAVING HER FIRST CHILD, BUT BEING A FULL-TIME COLLEGE ADVISOR WOULDN’T ALLOW HER TO DO SO FINANCIALLY. THE INSTANT SUCCESS SHE HAD CASUALLY RESELLING HER OWN HANDBAGS ON POSHMARK MOTIVATED HER TO OPEN HER POSHMARK BOTIQUE, BELLA N BLUE, WHICH SHE NOW RUNS FULL TIME, FEATURING NEW, RETAIL INVENTORY. BY FREQUENTLY HOSTING MEETUPS TO HELP OTHERS GROW THEIR POSHMARK BUSINESSES, JENNIFER IS KNOWN AS A MENTOR WITHIN THE COMMUNITY AND NOW HAS LOYAL, REPEAT SHOPPERS, ALL WHILE SPENDING QUALITY TIME WHITH HER CHILDREN. BELLANBLUE 2013 JOINED POSHMARK 705K+ FOLLOWERS” 5.3M+ SHARES” *AS OF NOVEMBER 1, 2020

Our Technology

Our team is intensely focused on continuous improvement and innovation. Our product development approach is centered on building the most useful and simple tools that enable sellers and buyers to list, engage and transact on our marketplace. Innovation through experimentation is highly encouraged and rolled out using a robust testing framework.

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Multi-Platform and API-first Design. Our users access our marketplace through native applications on iOS and Android. Additionally, they can access all of our marketplace functionality via a responsive web application. This allows us to provide a delightful user experience on each platform, while allowing the user to interact seamlessly across devices. All of the business logic that drives our applications runs in the cloud behind a set of APIs that are platform agnostic. Behind this business logic and API layer are a set of services that are grouped vertically by function. These services allow for the parallel development of additional features. Our software is layered with clear abstractions between layers. Core pieces of the infrastructure can be optimized independently and without impacting the business logic layers. All of this has allowed for agile and rapid product development cycles.

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Social Platform. Our platform facilitates in-application social interactions across our entire community. Our platform stores complex graphs of our community and their connections and manages tens of millions of interactions per day between these users. We send millions of push notifications to all of our users each day. These timely notifications regarding sales, offers, and social interactions encourage high engagement levels among our community.

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Custom-Built eCommerce Engine. Our personalized engine has tools for sellers to optimize listings and sales and enables discovery and styling for buyers, as well as tracking through each step of the shipping journey. Our sellers uploaded an average of over 290,000 items for sale every day in 2019. Our eCommerce engine is coupled with our social platform which allows sellers to promote their listings and convert these items into sales. These items are then tracked by our shipping system until they reach the buyers.

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Real-time Platform. Our platform is engineered to provide a personalized experience to each user that adjusts in real time based on her or his interactions with our marketplace. Posh Parties have been designed to allow tens of thousands of users to simultaneously interact daily with each other.

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Big Data and Machine Learning. We have access to a unique data set comprised of rich user attributes and engagement, and interactions between sellers, buyers, brands, and listings. We have used this data to build a personalization and recommendation engine to connect our users to merchandise, as well as to other users with similar tastes and styles. In 2019, we cataloged an average of over 550 million events per day, consisting of all user interactions with the platform such as follows, shares, likes, clicks, views, orders, and other items.

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Built to Scale. Our marketplace is built for growth at scale. We are continuously evolving our marketplace to support areas of growth, such as new categories and international expansion. Our technology platform is built on the cloud, with subsystems that can each be scaled independently. We designed our platform with an effort for redundancy to avoid any single point of failure. This architecture enabled us to process an average of over 13 billion requests to our servers per month on our marketplace with an average response time of under 70 milliseconds per request in the year ended December 31, 2019.

Our Values & Culture

Poshmark is a social marketplace built on love and community. Since day one, this has been the foundation of our brand. As a company, and as a community, we operate on four core values:

•	Focus on People: By putting people first, we have created a thriving community that will continue to scale and drive success.

•	Lead with Love: By leading with love, we have fostered genuine connections built on a foundation of encouragement and respect.

•	Grow Together: By supporting each other to strive for our dreams, we unlock our highest potential.

•	Embrace Your Weirdness: By embracing our weirdness, it frees us to accept our own individuality as well as each other’s.

We take pride in building a company culture that is centered around people. We prioritize diversity throughout our leadership, our board, and our entire team.

Marketing

Our marketing strategy is focused on acquiring profitable new users via organic and paid channels, retaining and engaging existing users through our own communication channels, and activating users to engage with one another via Poshmark organized virtual and in-person events. Our marketing programs drive users to be buyers and sellers in our social marketplace, which in turn drive revenue growth.

Organic marketing is generated by word-of-mouth from users who invite friends to join Poshmark directly in addition to sharing their listings across other social media channels such as Facebook, Instagram, Pinterest, Snapchat, TikTok, and Twitter. Our users meet members via self-organized, in-person, and virtual events to share selling best practices and help on-board new members. Moreover, we create virtual parties in-app centered on merchandising categories to further fuel user activity and engagement.

We are leveraging our brand through social media channels, content creation and curation, and influencer marketing as distribution channels to increase brand awareness and drive acquisition of new users. Our paid advertising spend has been based on digital direct response (i.e., social media, search engine optimization, mobile ad networks). We’ve also scaled into more mass media channels (i.e. TV, radio) to expand our reach and attract new demographics to our platform. These channels have the added benefit of re-engaging existing users and introducing new users to our social marketplace. Moving forward, our advertising will continue to focus on optimizing our media mix while testing new distribution platforms.

Our community events are an embodiment of the passion users have for our marketplace and supporting each other. These Poshmark sponsored events serve as conduits for marketing and knowledge sharing as users engage with other users they have met through the app as well as meet new users. Examples of these events include Posh Party Live, which include closet consultations and often have panels with local sellers, Posh N Sip, community-hosted events, and PoshFest, our annual two-day conference. We also recently launched Posh N Coffee, an in-person and virtual networking series hosted by existing users in their local communities to further foster user engagement and onboarding. We strive to increase touchpoints and bolster our community through such events in cities with the highest concentration of users throughout the United States and Canada.

Competition

Consumers have a variety of choices when it comes to selling or shopping, both online and offline. In addition, they have a number of different platforms on which they can choose to spend time. We face competition for both our buyers and our sellers from a wide range of competitors, which include both online or offline retailers, such as large marketplaces, national retail chains, local consignment and vintage stores and other venues or marketplaces. These competitors include, but are not limited to, Amazon, eBay, Etsy, Facebook, Mercari, Shopify, T.J.Maxx, and Walmart. We believe that our competition falls into two categories:

•

Buying and Selling Merchandise. We compete for shopping market share across both new and resale merchandise. New merchandise consists of both items sold directly by manufacturers and retailers. Examples of competitors for the sale of new merchandise include online and offline general retailers and specialty retailers. Resale merchandise consists of items that have been previously purchased and used. Examples of competition for the sale of resale merchandise include online and offline specialty retailers dedicated to resale merchandise, and informal, peer-to-peer venues for selling used items.

•

Discovery and Engagement. We also face competition from social media sites and commerce enablement companies that provide other outlets for engagement time spent. For instance, social media sites that are not specifically dedicated to commerce, as well as offline gatherings that are focused on shopping.

We believe that we are well-positioned to compete effectively based on the experience and tools that we provide to sellers and buyers, awareness of our brand, and the social nature of our marketplace.

Intellectual Property

Our commercial success depends in part on our ability to obtain and maintain intellectual property protection for our brand and technology, defend and enforce our intellectual property rights, preserve the confidentiality of our trade secrets, operate our business without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of third parties and prevent third parties from infringing, misappropriating or otherwise violating our intellectual property rights. We rely on a combination of patent, copyright and trade secret laws in the United States and other jurisdictions to protect our proprietary technology. We also rely on a number of international and domestic registered, pending and common law trademarks to protect our brand and, as of December 31, 2019, we own trademark registrations for “Poshmark” and the Poshmark logo in the United States and in certain foreign jurisdictions.

As of September 30, 2020, we own three issued patents in the United States, which are expected to expire as early as 2035, in each case assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees. We additionally own two pending U.S. non-provisional patent applications. These pending U.S. patent applications, if issued, are expected to expire as early as 2038, in each case without taking into account any possible patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

In addition to patents, we rely upon unpatented trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position. However, trade secrets and know-how can be difficult to protect. We seek to protect our proprietary information, in part, by entering into confidentiality and proprietary rights agreements with our employees and independent contractors. Our employees are also generally subject to invention assignment agreements. We cannot guarantee, however, that we have executed such agreements with all applicable counterparties, such agreements will not be breached, or that these agreements will afford us adequate protection of our intellectual property and proprietary rights. See “Risk Factors—Risks Relating to Our Business.”

Employees

As of September 30, 2020, we had 501 full-time employees of which 166 were in research and development, 57 were in marketing, 225 were in operations and support, and 53 were in general and administrative.

Facilities

Our corporate headquarters is located in Redwood City, California, where we currently lease approximately 75,876 square feet under a lease agreement that expires on June 30, 2024. We also lease facilities in Newark, California, Canada, and India.

We believe that our facilities are suitable to meet our current needs. We intend to expand our facilities or add new facilities as we add employees and enter new geographic markets, and we believe that suitable additional or alternative space will be available as needed to accommodate any such growth.

Legal Proceedings

From time to time, we are involved in legal proceeds and subject to claims arising in the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we believe that the resolution of current matters will not have a material adverse effect on our business, financial condition, or results of operations. Even if any particular litigation or claim is not resolved in a manner that is adverse to our interests, such litigation can have a negative impact on us because of defense and settlement costs, diversion of management resources from our business and other factors.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of September 1, 2020:

Name	Age	Position
Executive Officers:
Manish Chandra	53	Co-Founder, President, Chief Executive Officer, and Director
Anan Kashyap	42	Chief Financial Officer
John McDonald	55	Chief Operating Officer

Non-Employee Directors:
Navin Chaddha(2)(3)	49	Director
Jeffrey Epstein(1)	64	Director
John Marren(1)(3)	57	Director
Jenny Ming(1)	65	Director
Hans Tung(2)(3)	50	Director
Serena J. Williams(2)	39	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers

Manish Chandra. Mr. Chandra co-founded our Company and has served as our President, Chief Executive Officer and member of our board of directors since February 2011. Prior to co-founding Poshmark, Mr. Chandra co-founded Kaboodle, an online shopping website where he served as the Chief Executive Officer from February 2005 to August 2010, and which was acquired by Hearst Communications in August 2007. From August 2010 to February 2011, Mr. Chandra developed the foundation of what ultimately became Poshmark. Mr. Chandra holds an M.B.A. in Marketing and Finance from Haas Business School at the University of California, Berkeley, an M.S. in Computer Science from the University of Texas at Austin, and a B.Tech from the Indian Institute of Technology, Kanpur.

We believe that Mr. Chandra is qualified to serve as a member of our board of directors based on the perspective and experience he brings as our President, Chief Executive Officer, and co-founder.

Anan Kashyap. Mr. Kashyap has served as our Chief Financial Officer since July 2016. From January 2014 to July 2016, Mr. Kashyap served as Vice President of Strategic Finance, Investor Relations, and Corporate Development at GrubHub, an online and mobile food-ordering company. From May 2012 to August 2013, Mr. Kashyap served as Vice President of Finance at KAYAK, a global travel search engine acquired by Priceline. From July 2007 to May 2012, Mr. Kashyap served as a Vice President in the investment banking group at Deutsche Bank, an international investment bank and financial services company. Mr. Kashyap holds an M.B.A. from the UCLA Anderson School of Management and a B.A. in Business Economics from University of California, Los Angeles.

John McDonald. Mr. McDonald has served as our Chief Operating Officer since September 2018. Mr. McDonald served as our Vice President of Business Operations from November 2013 to September 2018. From October 2009 to November 2013, Mr. McDonald served as Vice President of Sales and Support and then as General Manager at Ning, a platform to create a social media network later acquired by Glam Media in December 2011. Mr. McDonald holds an M.B.A. from Harvard Business School and a B.S. in Chemical Engineering from the University of California, Berkeley.

Non-Employee Directors

Navin Chaddha. Mr. Chaddha has served on our board of directors since February 2011. Mr. Chaddha is a Managing Director and leads Mayfield, a venture capital firm, where he has worked since 2006. Over his venture capital career, Mr. Chaddha has invested in over 50 companies, of which over 30 have been acquired or had IPOs, resulting in his being named as a Top Five investor on the 2020 Forbes Midas list of Top Tech investors. Early in his career, Mr. Chaddha co-founded three companies, including VXtreme, which was acquired by Microsoft to become Windows Media. Mr. Chaddha holds an M.S. in Electrical Engineering from Stanford University and a B.Tech in Electrical Engineering from the Indian Institute of Technology, Delhi, from which he received the distinguished alumni award.

We believe that Mr. Chaddha is qualified to serve as a member of our board of directors due to his broad investment experience in the technology industry, his executive and board experience at various technology companies, as well as his extensive experience as an entrepreneur and venture capital investor.

Jeffrey Epstein. Mr. Epstein has served as a member of our board of directors since April 2018. Since November 2011, Mr. Epstein has served as an Executive in Resident and then as Operating Partner of Bessemer Ventures Partners, a venture capital firm. Since June 2019, Mr. Epstein has served as Co-Chief Executive Officer and Chief Financial Officer of Apex Technology Holdings, a SPAC listed on Nasdaq. Since September 2014, Mr. Epstein has also been a Lecturer in the Department of Management Science and Engineering at Stanford University. Mr. Epstein has served as a member of the board of Twilio since July 2017 and Shutterstock since April 2012. From September 2008 to April 2011, Mr. Epstein served as Executive Vice President and Chief Financial Officer of Oracle. Mr. Epstein holds an M.B.A. from Stanford University Graduate School of Business and a B.A. in Economics and Political Science from Yale University.

We believe that Mr. Epstein is qualified to serve as a member of our board of directors due to his executive and board experience and broad investment experience in the technology industry.

John Marren. Mr. Marren has served as a member of our board of directors since July 2018. Since November 2017, Mr. Marren has served as Senior Managing Director in North America of Temasek, a sovereign wealth fund of the Government of Singapore. Prior to joining Temasek, Mr. Marren was a Senior Partner and the Head of Technology Investments at TPG Capital from March 2000 to March 2016. Since February 2017, Mr. Marren has served as a member of the board of directors of Advanced Micro Devices, and has served as a member of the board of directors of Impossible Foods, a private company, since August 2019. Mr. Marren previously served as a member of the board of directors of Avaya Holdings from October 2007 to April 2011, and again from August 2013 to December 2017. He has also served as a member of the board of directors at several other private companies, including Aptina Imaging from July 2009 to August 2014, Freescale Semiconductor from June 2007 to December 2015, Sungard Data Systems from August 2005 to November 2015, and Vertafore from July 2010 to 2015. From November 2001 to December 2012, Mr. Marren served as Chairman of the board of directors of MEMC Electronic Materials, Inc. (now known as SunEdison). Mr. Marren holds a BSEE in Engineering from the University of California, Santa Barbara.

We believe that Mr. Marren is qualified to serve as a member of our board of directors due to his broad investment experience in the technology industry and his background advising private and public companies in the technology industry.

Jenny Ming. Ms. Ming has served as a member of our board of directors since June 2019. From October 2009 to February 2019, Ms. Ming served as President and Chief Executive Officer of Charlotte Russe, a fast-fashion specialty retailer of apparel and accessories catering to young women. In February 2019, Charlotte Russe filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code. From March 1999 to October 2006, Ms. Ming served as President of Old Navy, a $7 billion brand in The Gap, Inc.’s portfolio, where she oversaw all aspects of Old Navy and its 900 retail clothing stores in the United States and Canada. Ms. Ming joined The Gap, Inc. in 1986, serving in various executive capacities at its San Francisco headquarters, and in 1994, she was a member of the executive team that launched Old Navy. Ms. Ming has served on the boards of directors of Levi Strauss & Co since 2014, Paper Source since 2016, and Tower Foundation (at San Jose State University) since 2010. Ms. Ming holds a B.A. in Fashion Merchandising/Marketing from San Jose State University.

We believe that Ms. Ming is qualified to serve as a member of the board of directors due to her extensive operational and retail leadership experience in the apparel industry.

Hans Tung. Mr. Tung has served on our board of directors since March 2016. Mr. Tung is a Managing Partner at GGV Capital, a venture capital firm, where he has worked since October 2013. Prior to joining GGV, Mr. Tung was a Managing Partner at Qiming Venture Partners, a venture capital firm. Mr. Tung began his venture capital career with Bessemer Venture Partners, a venture capital firm, and was a former entrepreneur himself and a former technology banker at Merrill Lynch in New York and Hong Kong. Mr. Tung has served on the board of directors of private companies including musical.ly, Wish, StockX, Misfit, Xiaomi, eHi Car Service, Vedantu and Rupeek. He holds a B.S. in Industrial Engineering from Stanford University.

We believe that Mr. Tung is qualified to serve as a member of our board of directors due to his broad investment experience in the technology industry and his background advising companies in the technology industry.

Serena J. Williams. Ms. Williams has served as a member of our board of directors since January 2019. Ms. Williams began her career as a professional tennis player in 1995 and has won 23 career Grand Slam singles titles. Ms. Williams is also an activist, marketer, brand builder, and a dedicated philanthropist. In 2008, Ms. Williams established the Serena Williams Fund, where she focused on creating equity in education. To that end, Ms. Williams partnered with other corporations and organizations to build schools in Kenya and Jamaica as well as donate classroom resources and provide college scholarships. In 2016, Ms. Williams joined forces with her sister Venus to establish The Williams Sisters Fund to support joint philanthropic projects, beginning with the Yetunde Price Resource Center in Compton, California, which ensures individuals affected by violence and trauma have access to the resources they need to help them heal physically, emotionally, and spiritually. In 2019, Ms. Williams launched her own venture capital firm, Serena Ventures, which focuses on investing in companies that embrace diverse leadership, individual empowerment, creativity, and opportunity, and launched her own brand, SERENA, which celebrates body positivity and female empowerment. Additionally, Ms. Williams has also served as a Goodwill Ambassador with UNICEF since 2011. Since May 2017, Ms. Williams has served as a member of the board of directors of SVMK Inc., doing business as SurveyMonkey.

We believe that Ms. Williams is qualified to serve as a member of the board of directors due to her experience and perspective as an entrepreneur and developer of her global personal brand.

Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Code of Business Conduct and Ethics

Our board of directors will adopt a code of business conduct and ethics that will apply to all of our employees, officers, and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. The full text of our code of business conduct and ethics will be posted on the investor relations page on our website. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Exchange Act.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. Our board of directors consists of seven directors, six of whom qualify as “independent” under the listing standards of the             .

Pursuant to our current certificate of incorporation and amended and restated voting agreement, (i) holders of Series D redeemable convertible preferred stock are entitled to elect one director, which shall be nominated by Anderson Investment Pte. Ltd., (ii) holders of Series C-1 redeemable convertible preferred stock are entitled to elect one director, which shall be nominated by GGV Capital V L.P. and GGV Capital V Entrepreneur Fund L.P., or GGV, (iii) holders of Series B redeemable convertible preferred stock are entitled to elect one director, which shall be nominated by Menlo Ventures XI, L.P., or Menlo Ventures, (iv) holders of Series A redeemable convertible preferred stock are entitled to elect one director, which shall be nominated by Mayfield XIII, a Cayman Island Exempted Limited Partnership, or Mayfield, (v) certain holders of common stock are entitled to elect (x) the then-current Chief Executive Officer of the company, and (y) one additional director, and (vi) the holders of preferred stock and common stock, voting as a single class, are entitled to elect one director who is not an officer or employee of the company or affiliated with any investor. Accordingly, our current directors were elected as follows:

•	Mr. Marren was elected as the designee nominated by Anderson Investments Pte. Ltd.;

•	Mr. Tung was elected as the designee nominated by GGV;

•	Ms. Ming was elected as the designee nominated by the Chief Executive Officer which was a nomination delegated by Menlo Ventures;

•	Mr. Chaddha was elected as the designee nominated by Mayfield;

•	Mr. Chandra is the current Chief Executive Officer;

•	Ms. Williams was elected as the designee approved by certain holders of common stock; and

•	Mr. Epstein was elected as the designee approved by a majority of preferred and common stock, voting as a single class.

Our amended and restated voting agreement will terminate and the provisions of our current certificate of incorporation by which our directors were elected will be amended and restated in connection with this offering. After this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal.

Classified Board

We intend to adopt an amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering. Our amended and restated certificate of incorporation will provide that, immediately after the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders. Our current directors will be divided among the three classes as follows:

•	the Class I directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2021;

•	the Class II directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2022; and

•	the Class III directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2023.

Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation or removal.

So long as our board of directors is classified, only our board of directors may fill vacancies on our board. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

The classification of our board of directors may have the effect of delaying or preventing changes in our control or management. See “Description of Capital Stock—Anti-Takeover Provisions—Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions.”

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that Messrs. Chaddha, Epstein, Marren and Tung and Mss. Williams and Ming do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the              . In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.

Audit Committee

Our audit committee consists of Messrs. Epstein and Marren, and Ms. Ming, with Mr. Epstein serving as Chairman. Each member of our audit committee meets the requirements for independence under the listing standards of the              and SEC rules and regulations. Each member of our audit committee also meets the financial literacy and sophistication requirements of the listing standards of the              . In addition, our board of directors has determined that              is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended, or the Securities Act. We intend to comply with the listing requirements of the              regarding the composition of our audit committee within the transition period for newly public companies. Following the completion of this offering, our audit committee will, among other things:

•	select a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	help to ensure the independence and performance of the independent registered public accounting firm;

•

discuss the scope and results of the audit with the independent registered public accounting firm, and review, with management and the independent registered public accounting firm, our interim and year-end results of operations;

•	develop procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	review our policies on risk assessment and risk management;

•	review related party transactions; and

•	approve or, as required, pre-approve, all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules and regulations of the SEC and the listing standards of the              .

Compensation Committee

Our compensation committee consists of Messrs. Chaddha and Tung, and Ms. Williams, with Mr. Tung serving as Chairman. Each member of our compensation committee meets the requirements for independence under the listing standards of the              and SEC rules and regulations. Each member of our compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, or Rule 16b-3. Following the completion of this offering, our compensation committee will, among other things:

•	review, approve, and determine, or make recommendations to our board of directors regarding, the compensation of our executive officers;

•	administer our equity compensation plans;

•	review and approve, or make recommendations to our board of directors, regarding incentive compensation and equity compensation plans; and

•	establish and review general policies relating to compensation and benefits of our employees.

Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules and regulations of the SEC and the listing standards of the             .

Nominating and Corporate Governance Committee

Our nominating and governance committee consists of Messrs. Chaddha, Marren, and Tung, with Mr. Chaddha serving as Chairman. Each member of our nominating and governance committee meets the requirements for independence under the listing standards of the              and SEC rules and regulations. Following the completion of this offering, our nominating and corporate governance committee will, among other things:

•	identify, evaluate and select, or make recommendations to our board of directors regarding nominees for election to our board of directors and its committees;

•	evaluate the performance of our board of directors and of individual directors;

•	consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	review developments in corporate governance practices;

•	evaluate the adequacy of our corporate governance practices and reporting; and

•	develop and make recommendations to our board of directors regarding corporate governance guidelines and matters.

Our nominating and corporate governance committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of the             .

Compensation Committee Interlocks and Insider Participation

Our compensation committee consists of Messrs. Chaddha and Tung, and Ms. Williams, with Mr. Tung serving as Chairman. None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or compensation committee. See the section titled “Certain Relationships and Related Party Transactions” for information about related party transactions involving members of our compensation committee or their affiliates.

Non-Employee Director Compensation

Other than as set forth in the table and described more fully below, we did not pay any compensation or make any equity awards or non-equity awards to any of our non-employee directors during the fiscal year ended December 31, 2019, or our fiscal year 2019. Directors may be reimbursed for travel and other expenses directly related to their activities as directors. Directors who also serve as employees receive no additional compensation for their service as directors. During our fiscal year 2019, Mr. Chandra, our Chief Executive Officer, was a member of our board of directors, as well as an employee, and received no additional compensation for his services as a director. See the section titled “Executive Compensation” for more information about Mr. Chandra’s compensation for our fiscal year 2019. The following table presents the total compensation for each person who served as a non-employee director during our fiscal year 2019.

Name	Stock Awards ($)(1)	Option Awards ($)(2)	Total ($)
Navin Chaddha, Jeffrey Epstein, John Marren, Hans Tung, and Pravin Vazirani(3)	—	—	—
Jenny Ming(4)	262,493	252,135	514,628
Serena Williams(5)	—	1,112,724	1,112,724

(1)

The amount reported represents the aggregate grant date fair value of the restricted stock units awarded to the non-employee director in fiscal year 2019, calculated in accordance with FASB ASC Topic 718. Such grant date fair value does not take into account any estimated forfeitures related to service vesting conditions. The assumptions used in calculating the grant date fair value of the restricted stock units reported in this column are set forth in the Notes to our Consolidated Financial Statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these restricted stock units and do not correspond to the actual economic value that may be received by the non-employee director upon any sale of the underlying shares of common stock.

(2)

The amounts reported represent the aggregate grant date fair value of the stock options awarded to the non-employee directors in fiscal year 2019, calculated in accordance with FASB ASC Topic 718. Such grant date fair value does not take into account any estimated forfeitures related to service vesting conditions. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in the Notes to our Consolidated Financial Statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by the named executive officers upon exercise of the stock options.

(3)

Mr. Chaddha, Mr. Epstein, Mr. Marren, Mr. Tung, and Mr. Vazirani received no compensation for their services as a director in 2019. Mr. Vazirani resigned from our board of directors in March 2019. None of them held equity awards as of December 31, 2019.

(4)

Ms. Ming joined our board of directors in June 2019. In connection with her appointment to our board, Ms. Ming was granted 17,736 restricted stock units of our Class B common stock. The restricted stock units vest upon the satisfaction of both a time condition and performance vesting. The time condition is satisfied over a three-year period, with 1/3rd of the restricted stock units time-vesting on June 4, 2020, and the remaining restricted stock units time-vesting in 8 equal quarterly installments thereafter, subject to her continued service to us as a director through each such vesting date. The performance vesting will be achieved upon the first to occur of (i) a “sale event” (as defined in our 2011 Stock Option and Grant Plan (the “2011 Plan”) or (ii) the initial public offering of our securities. In addition, Ms. Ming was granted an early exercisable option to purchase 41,339 shares of our Class B common stock, where 1/3rd of the shares shall vest on June 4, 2020, and the remaining shares will vest in 8 equal quarterly installments thereafter, subject to her continued service to us as a director through each such vesting date. Notwithstanding the vesting schedule, upon her continuous service to the Company through a sale event, each award shall become fully vested immediately prior to such sale event. As of December 31, 2019, Ms. Ming held an outstanding restricted stock unit award for 17,736 shares and an outstanding stock option for 41,339 shares.

(5)

Ms. Williams joined our board of directors in January 2019. In connection with her appointment to our board, Ms. Williams was granted an option to purchase 180,000 shares of our Class B common stock. The shares vest in 48 equal monthly installments commencing January 15, 2019, subject to her continued service to us as a director through each vesting date. Notwithstanding the vesting schedule, the shares subject to her option shall accelerate and become fully vested either (i) upon her continuous service to the Company through a sale event or (ii) upon her termination as a director for any reason other than her voluntary resignation. As of December 31, 2019, Ms. Williams held an outstanding stock option for 180,000 shares.

Prior to the effectiveness of the registration statement of which this prospectus forms a part, we did not have a formal policy to compensate our non-employee directors. As of the effectiveness of the registration statement of which this prospectus forms a part, we intend to implement a formal policy pursuant to which our non-employee directors will be eligible to receive the following cash retainers and equity awards:

Annual Retainer for Board Membership
Annual service on the board of directors	$30,000
Annual service as lead independent director	$15,000
Additional Annual Retainer for Committee Membership
Annual service as member of the audit committee (other than chair)	$10,000
Annual service as chair of the audit committee	$20,000
Annual service as member of the compensation committee (other than chair)	$6,000
Annual service as chair of the compensation committee	$12,000
Annual service as member of the nominating and corporate governance committee (other than chair)	$4,000
Annual service as chair of the nominating and corporate governance committee	$8,000

Our policy will provide that each non-employee director as of the effective time of the registration statement for our initial firm commitment underwritten public offering of equity securities will be granted an equity award for our Class A common stock having a fair market value of $175,000 (pro-rated based on the time between the date of grant and our next annual meeting of stockholders), of which 50% will be restricted stock units and 50% will be stock options, or IPO Grant. In addition, our policy will provide that, upon initial election to our board of directors, each non-employee director will be granted an equity award having a fair market value of $350,000 (“Initial Grant”) of which 50% will be restricted stock units and 50% will be stock options. Furthermore, on the date of each of our annual meeting of stockholders following the completion of this offering, each non-employee director who will continue as a non-employee director following such meeting will be granted an annual equity award having a fair market value of $175,000, or Annual Grant of which 50% will be restricted stock units and 50% will be stock options. The IPO Grant and the Annual Grant will vest in full on the earlier of (i) the first anniversary of the grant date or (ii) our next annual meeting of stockholders, subject to continued service as a director through the applicable vesting date. The Initial Grant will vest in equal installments on the first, second, and third anniversary of the grant date, subject to continued service as a director through the applicable vesting date. Such awards are subject to full accelerated vesting upon the sale of the Company.

Non-employee directors will be given the opportunity to defer all or a portion of any restricted stock units granted under our policy into deferred stock units pursuant to the terms and conditions of our policy, our 2020 Stock Option and Incentive Plan, or the 2020 Plan, and the Non-Employee Directors’ Deferred Compensation Program.

Employee directors will receive no additional compensation for their service as a director.

We will reimburse all reasonable out-of-pocket expenses incurred by directors for their attendance at meetings of our board of directors or any committee thereof.

EXECUTIVE COMPENSATION

Overview

The following discussion contains forward-looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation policies and practices that we adopt in the future may differ materially from currently planned programs as summarized in this discussion.

As an “emerging growth company,” we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act. This section provides an overview of the compensation awarded to, earned by, or paid to each individual who served as our principal executive officer during our fiscal year 2019, and our next two most highly compensated executive officers in respect of their service to our company for fiscal year 2019. We refer to these individuals as our named executive officers. Our named executive officers for fiscal year 2019 are:

•	Manish Chandra, our Chief Executive Officer;

•	Anan Kashyap, our Chief Financial Officer; and

•	John McDonald, our Chief Operating Officer.

Our executive compensation program is based on a pay for performance philosophy. Compensation for our executive officers is composed primarily of the following main components: base salary, bonus, and equity incentives in the form of stock options. Our executive officers, like all full-time employees, are eligible to participate in our health and welfare benefit plans. As we transition from a private company to a publicly traded company, we intend to evaluate our compensation philosophy and compensation plans and arrangements as circumstances require.

2019 Summary Compensation Table

The following table provides information regarding the total compensation, for services rendered in all capacities, that was earned by our named executive officers during fiscal year 2019.

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	Total ($)
Manish Chandra Chief Executive Officer	2019	381,250	3,102,900	198,660	3,682,810

Anan Kashyap Chief Financial Officer	2019	345,750	496,464	120,400	962,614

John McDonald Chief Operating Officer	2019	337,500	496,464	120,400	954,364

(1)

The amounts reported represent the aggregate grant date fair value of the stock options awarded to the named executive officer in fiscal year 2019, calculated in accordance with FASB ASC Topic 718. Such grant date fair value does not take into account any estimated forfeitures related to service vesting conditions. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in the Notes to our Consolidated Financial Statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these stock options and do not correspond to actual economic value that may be received by the named executive officers upon exercise of the stock options.

(2)

The amounts reported reflect bonuses paid under our 2019 Executive Compensation Plan to our named executive officers based upon achievement of certain company and individual performance metrics. Our 2019 Executive Compensation Plan is described more fully in the Narrative to Summary Compensation Table below.

Narrative to Summary Compensation Table

Base Salaries

We use base salaries to recognize the experience, skills, knowledge, and responsibilities required of all our employees, including our named executive officers. Base salaries are reviewed annually, typically in connection with our annual performance review process, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. For fiscal year 2019, the annual base salaries for each of Messrs. Chandra, Kashyap, and McDonald were $385,000, $350,000, and $350,000, respectively which were increased on April 1, 2019 from $370,000, $333,000, and $300,000, respectively.

Annual Bonuses

From time to time, our board of directors may approve annual bonuses for our named executive officers based on individual performance, company performance, or as otherwise determined to be appropriate. For fiscal year 2019, our named executive officers participated in our 2019 Executive Compensation Plan, which provides a bonus based upon company performance against pre-established performance goals and individual performance. Each of Messrs. Chandra, Kashyap, and McDonald had a target bonus equal to 60%, 40%, and 40% of their respective annual base salary. Our fiscal year 2019 performance goals were weighted equally between a GMV performance metric and an adjusted EBITDA performance metric. Based on these metrics, our board of directors determined that bonus payouts under our fiscal year 2019 bonus plan should be made at 86% of the target for each of our named executive officers.

Equity Compensation

Although we do not have a formal policy with respect to the grant of equity incentive awards to our executive officers, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture, and help to align the interests of our executives and our stockholders. In addition, we believe that equity grants with a time-based vesting feature promote executive retention because this feature incentivizes our executive officers to remain in our employment during the vesting period. Accordingly, our board of directors periodically reviews the equity incentive compensation of our named executive officers and from time to time may grant equity incentive awards to them. In January 2019, our board of directors approved stock option grants to our employees, including each of our named executive officers. 25% of the shares subject to each stock option shall vest on February 1, 2020, and the remainder will vest in 36 equal monthly installments thereafter, in each case subject to the named executive officer’s continued service to us through each such vesting date.

Executive Employment Arrangements

Offer Letters in Place During the Year Ended December 31, 2019 for Named Executive Officers

Manish Chandra

On February 10, 2011, we entered into an offer letter with Mr. Chandra for the position of Chief Executive Officer. The offer letter provided for Mr. Chandra’s at-will employment and set forth his annual base salary and his eligibility to participate in our benefit plans generally. Mr. Chandra is subject to our standard employment, confidential information, and invention assignment agreement.

Anan Kashyap

On June 2, 2016, we entered into an offer letter with Mr. Kashyap for the position of Chief Financial Officer. The offer letter provided for Mr. Kashyap’s at-will employment and set forth his annual base salary, target bonus opportunity, certain relocation reimbursements, an option grant, and his eligibility to participate in our benefit plans generally. Mr. Kashyap is subject to our standard employment, confidential information, and invention assignment agreement.

John McDonald

On October 28, 2013, we entered into an offer letter with Mr. McDonald pursuant to which he became our Vice President of Marketplace Operation. The offer letter provided for Mr. McDonald’s at-will employment, set forth his annual base salary, a one time performance bonus payable three months following his start date, an option grant, and provided for his eligibility to participate in our benefit plans generally. Mr. McDonald is subject to our standard employment, confidential information, and invention assignment agreement.

Executive Severance Plan

In connection with this offering we have adopted an executive severance plan, in which our named executive officers, and certain other executives, will participate. Our executive severance plan, or the Executive Severance Plan, provides that upon a (i) termination by us other than for “cause,” as defined in the Executive Severance Plan, death or disability or (ii) a resignation for “good reason,” as defined in the Executive Severance Plan, in each case within the change in control period (i.e., the period beginning three months prior to, and ending 12 months after, a “change in control,” as defined in the Executive Severance Plan), an eligible participant will be entitled to receive, subject to the execution and delivery of an effective release of claims in favor of the Company, (i) a lump sum cash payment equal to 18 months of base salary for our Chief Executive Officer, 12 months of base salary for our C-level executive officers (other than any Chief Executive Officer) and Senior Vice Presidents, or the Senior Executive Officers, and 6 months of base salary for the other participants, (ii) a monthly cash payment equal to our contribution towards health insurance for up to 18 months for our Chief Executive Officer, up to 12 months for our Senior Executive Officers and up to 6 months for the other participants, (iii) a pro rata target annual bonus for the year in which the termination occurs, based on the number of days in such year prior to the termination date of such participant, and (iv) full accelerated vesting of all outstanding and unvested equity award held by such participant; provided, that any unvested and outstanding equity awards subject to performance conditions will be deemed satisfied at the target levels specified in the applicable award agreements.

The Executive Severance Plan also provides that upon (i) termination by us for any reason other than for “cause,” as defined in the Executive Severance Plan, death or disability, in each case outside of the change in control period, an eligible participant will be entitled to receive, subject to the execution and delivery of an effective release of claims in favor of the Company, (i) a lump sum cash payment equal to 12 months of base salary for our Chief Executive Officer, 6 months of base salary for any Senior Executive Officer and up to 3 months of base salary for the other participants, and (ii) a monthly cash payment equal to our contribution towards health insurance for up to 12 months for our Chief Executive Officer, 6 months for any Senior Executive Officer, and up to 3 months for the other participants.

The payments and benefits provided under the Executive Severance Plan in connection with a change in control may not be eligible for a federal income tax deduction by us pursuant to Section 280G of the Code. These payments and benefits may also subject an eligible participant, including the named executive officers, to an excise tax under Section 4999 of the Code. If the payments or benefits payable in connection with a change in control would be subject to the excise tax imposed under Section 4999 of the Code, then those payments or benefits will be reduced if such reduction would result in a higher net after-tax benefit to the recipient.

Outstanding Equity Awards at Fiscal 2019 Year-End

The following table sets forth information regarding outstanding equity awards held by our named executive officers as of fiscal year 2019:

	Option Awards(1)
Name	Vesting Commencement Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Manish Chandra	10/1/2015	(2)	85,155	—	1.11	12/14/2025
	5/9/2017	(2)(3)	397,167	217,802	1.52	5/8/2027
	2/1/2019	(2)(3)	—	500,000	10.77	1/11/2029

Anan Kashyap	7/25/2016	(2)(3)	220,500	86,625	1.11	8/24/2026
	2/1/2019	(2)(3)	—	80,000	10.77	1/11/2029

John McDonald	11/18/2013	(2)	229,137	—	0.41	11/19/2023
	9/1/2015	(2)	100,000	—	1.11	9/17/2025
	5/9/2017	(2)(3)	99,291	54,451	1.52	5/8/2027
	2/1/2019	(2)(3)	—	80,000	10.77	1/11/2029

(1)	Each stock option for shares of our Class B common stock was granted pursuant to our 2011 Plan. No named executive officer has early exercisable options.
(2)

1/4th of the shares subject to the option vest and become exercisable on the first anniversary of the vesting commencement date, with the balance vesting and becoming exercisable in equal monthly installments over 36 months thereafter, subject to the named executive officer maintaining a service relationship with us at such time.

(3)

In the event the named executive officer is terminated without “cause” or resigns for “good reason” within 12 months following a “sale event” (as such terms are defined in the applicable award agreements), then the named executive officer is entitled to full accelerated vesting of all shares subject to the applicable option.

Employee Benefits and Stock Plans

2020 Stock Option and Incentive Plan

Our 2020 Plan was adopted by our board of directors in                  and approved by our stockholders in                  and will become effective on the day before the date on which the registration statement of which this prospectus is part is declared effective by the SEC. The 2020 Plan will replace the 2011 Plan, as our board of directors is expected to determine not to make additional awards under the 2011 Plan following the completion of this offering. However, the 2011 Plan will continue to govern outstanding equity awards granted thereunder. The 2020 Plan will allow the compensation committee to make equity-based incentive awards to our officers, employees, directors, and other key persons, including consultants.

Authorized Shares. We have initially reserved                  shares of our Class A common stock for the issuance of awards under the 2020 Plan. The 2020 Plan provides that the number of shares reserved and available for issuance under the 2020 Plan will automatically increase each January 1, beginning on January 1, 2021, by 5% of the outstanding number of shares of our Class A and Class B common stock on the immediately preceding December 31 or such lesser number of shares as determined by our compensation committee. This number will be subject to adjustment in the event of a stock split, stock dividend, or other change in our capitalization. The shares we issue under the 2020 Plan will be authorized but unissued shares or shares that we reacquire. The shares of Class A and Class B common stock underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock, expire, or are otherwise terminated, other than by exercise, under the 2020 Plan and the 2011 Plan will be added back to the shares of Class A common stock available for issuance under the 2020 Plan. The maximum number of shares of Class A common stock that may be issued as incentive stock options in any one calendar year period may not exceed                  cumulatively increased on January 1, 2022 and on each January 1 thereafter by the lesser of 5% of the number of outstanding shares of Class A and Class B common stock as of the immediately preceding December 31, or                  shares.

Non-Employee Director Limit. Our 2020 Plan contains a limitation whereby the value of all awards under our 2020 Plan and all other cash compensation paid by us to any non-employee director may not exceed: (i) $1,000,000 in the first calendar year an individual becomes a non-employee director and (ii) $750,000 in any other calendar year.

Administration. The 2020 Plan will be administered by our compensation committee. Our compensation committee will have full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2020 Plan. The plan administrator is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options and stock appreciation rights or effect the repricing of such awards through cancellation and re-grants.

Eligibility. Persons eligible to participate in the 2020 Plan will be those employees, non-employee directors and consultants, as selected from time to time by our compensation committee at its discretion.

Options. The 2020 Plan permits the granting of both options to purchase Class A common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our Class A common stock on the date of grant unless the option is granted (i) pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code or (ii) to individuals who are not subject to U.S. income tax. The term of each option will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

Stock Appreciation Rights. Our compensation committee may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of Class A common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price may not be less than 100% of the fair market value of our Class A common stock on the date of grant. The term of each stock appreciation right will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each stock appreciation right may be exercised.

Restricted Stock and Restricted Stock Units. Our compensation committee may award restricted shares of Class A common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period.

Unrestricted Stock Awards. Our compensation committee may grant shares of Class A common stock that are free from any restrictions under the 2020 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

Dividend Equivalent Rights. Our compensation committee may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of Class A common stock.

Cash-Based Awards. Our compensation committee may grant cash bonuses under the 2020 Plan to participants, subject to the achievement of certain performance goals.

Sale Event. The 2020 Plan provides that upon the effectiveness of a “sale event,” as defined in the 2020 Plan, an acquirer or successor entity may assume, continue or substitute for the outstanding awards under the 2020 Plan. To the extent that awards granted under the 2020 Plan are not assumed or continued or substituted by the successor entity, all unvested awards granted under the 2020 Plan shall terminate. In such case, except as may be otherwise provided in the relevant award agreement, all options and stock appreciation rights with time-based vesting, conditions or restrictions that are not exercisable immediately prior to the sale event will become fully exercisable as of the sale event, all other awards with time-based vesting, conditions or restrictions will become fully vested and nonforfeitable as of the sale event, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with the sale event in the plan administrator’s discretion or to the extent specified in the relevant award agreement. In the event of such termination, individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights (to the extent exercisable) prior to the sale event. In addition, in connection with the termination of the 2020 Plan upon a sale event, we may make or provide for a cash payment to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights.

Amendment. Our board of directors may amend or discontinue the 2020 Plan and our compensation committee can amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the 2020 Plan will require the approval of our stockholders.

No awards may be granted under the 2020 Plan after the date that is 10 years from the date of stockholder approval of the 2020 Plan. No awards under the 2020 Plan have been made prior to the date hereof.

2011 Stock Option and Grant Plan, as amended

Our 2011 Plan was approved by our board of directors and our stockholders on February 11, 2011 and most recently amended by our board of directors in August 2020. As of December 31, 2019, we reserved an aggregate of 13,700,460 shares of our Class B common stock for the issuance of options and other equity awards under the 2011 Plan. This number is subject to adjustment in the event of a stock split, stock dividend, or other change in our capitalization. As of December 31, 2019, options to purchase 8,523,616 shares of our Class B common stock at a weighted average exercise price of $4.68 per share, 294,277 RSUs for shares of our Class B common stock, and no shares of restricted stock were outstanding under the 2011 Plan and 1,263,592 shares remained available for future issuance under the 2011 Plan. Following this offering, we will not grant any further awards under our 2011 Plan, but all outstanding awards under the 2011 Plan will continue to be governed by their existing terms.

Authorized Shares. The shares we have issued under the 2011 Plan were authorized but unissued shares or shares we reacquired. The shares of Class B common stock underlying any awards that are forfeited, canceled, reacquired by us prior to vesting, satisfied without the issuance of stock, or otherwise terminated (other than by exercise) and the shares of Class B common stock that are withheld upon exercise of a stock option or settlement of an award to cover the exercise price or tax withholding, are currently added back to the shares of Class B common stock available for issuance under the 2011 Plan. Following this offering, such shares will be added to the shares of Class A common stock available for issuance under the 2020 Plan.

Administration. The 2011 Plan is currently administered by the board of directors. The plan administrator has the authority to interpret and administer our 2011 Plan and any agreement thereunder and to determine the terms of awards, including the recipients, the number of shares subject to each award, the exercise price, if any, the vesting schedule applicable to the awards together with any vesting acceleration and the terms of the award agreement for use under our 2011 Plan. The plan administrator is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options or effect the repricing of stock options through cancellation and re-grants.

Eligibility. The 2011 Plan permits us to make grants of incentive stock options to our employees and any of our subsidiary corporations’ employees, and grants of non-qualified stock options, restricted stock awards, unrestricted stock awards, and restricted stock units to the officers, employees, directors, and consultants of the company and our subsidiary corporations.

Options. The 2011 Plan permits the granting of (i) stock options to purchase Class B common stock intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code and (ii) stock options that do not so qualify. The option exercise price per share of our Class B common stock underlying each stock option was determined by the plan administrator and must have been at least equal to 100% of the fair market value of a share of our Class B common stock on the date of grant. In the case of an incentive stock option granted to a participant who, at the time of grant of such stock option, owned stock representing more than 10% of the voting power of all classes of stock of the Company, or a 10% owner, the exercise price per share of our Class B common stock underlying each such stock option must have been at least equal to 110% of the fair market value of a share of our Class B common stock on the date of grant. The term of each stock option may not have exceeded 10 years from the date of grant (or five years for a 10% owner). The plan administrator will determine the methods of payment of the exercise price of a stock option, which may include cash, a net exercise arrangement for non-qualified stock options, a promissory note (if permitted by the board of directors) and if permitted by the plan of administrators, through either the delivery of shares of our Class B common stock owned by the participant or a broker-assisted arrangement. After a participant’s termination of service (other than a termination for cause), the participant generally may exercise his or her stock options, to the extent vested as of such date of termination, for 30 days after termination or such longer period of time as specified in the applicable stock option agreement; provided, that if the termination is due to death or disability, the stock option generally will remain exercisable, to the extent vested as of such date of termination, until six months following such termination or such longer period of time as specified in the applicable stock option agreement. However, in no event may a stock option be exercised later than the expiration of its term.

Restricted Stock. The 2011 Plan permits the granting of shares of restricted stock. Restricted stock awards are grants of shares of our Class B common stock that are subject to various restrictions, including restrictions on transferability and forfeitures provisions. Shares of restricted stock will vest, and the restrictions on such shares will lapse, in accordance with terms and conditions established by the plan administrator.

Unrestricted Stock. The 2011 Plan permits the granting of shares of unrestricted stock. Unrestricted stock awards may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

Restricted Stock Units. The 2011 Plan permits the granting of restricted stock units. A restricted stock unit is an award that covers a number of shares of our Class B common stock that may be settled upon vesting in cash or by the issuance of the underlying shares. The administrator determines the terms and conditions of restricted stock units, including the number of units granted, the vesting criteria (which may include accomplishing specified performance criteria or continued service to us), and the form and timing of payment.

Transferability or Assignability of Awards. The 2011 Plan does not allow for the transfer or assignment of awards other than by will or the laws of descent and distribution unless the applicable award agreement provides for such transfer or assignment by gift to an immediate family member, or by instrument to an inter vivos or testamentary trust in which the award is passed to beneficiaries upon the death of the participant.

Sale Event. The 2011 Plan provides that upon the occurrence of a “sale event” as defined in the 2011 Plan, awards may be assumed, substituted for new awards of a successor entity, or otherwise continued or terminated at the effective time of such sale event. In the case of the termination of outstanding stock options, such stock options may be exercised to the extent then exercisable within a period of time prior to the consummation of the sale event. In the case of forfeiture of restricted stock, such awards may be repurchased by us for a price per share equal to the original per share purchase price paid by the participant for the shares or the current fair market value of such shares, determined immediately prior to the effective time of the sale event. We may also make or provide for a cash payment to holders of vested and exercisable stock options, in exchange for the cancellation thereof, equal to, for each share of our Class B common stock underlying such stock option, the difference between the per share cash consideration in the sale event and the per share exercise price. We may make or provide for a cash payment to holders of restricted stock and restricted stock unit awards, in exchange for the cancellation thereof, in an amount equal to the product of the per share cash consideration in the sale event and the number of shares subject to each such award.

Amendment. Our board of directors may amend, suspend, or terminate the 2011 Plan at any time, subject to stockholder approval where such approval is required by applicable law. The plan administrator may also amend, modify, or terminate any outstanding award, including the exercise price of such award, provided that no amendment to an award may adversely affect any of the rights of a participant under any awards previously granted without his or her consent. We will not make any further grants under the 2011 Plan following this initial public offering.

2020 Employee Stock Purchase Plan

In             , our board of directors adopted, and our stockholders approved, our 2020 Employee Stock Purchase Plan, or the ESPP. The ESPP will become effective immediately prior to the time that the registration statement of which this prospectus forms a part is declared effective by the SEC. The ESPP will initially reserve and authorize the issuance of up to a total of                  shares of Class A common stock to participating employees. The ESPP will provide that the number of shares reserved and available for issuance will automatically increase each January 1, beginning on January 1, 2022, by the lesser of                  shares of our Class A common stock, 1% of the outstanding number of shares of our Class A and Class B common stock on the immediately preceding December 31, or such lesser number of shares as determined by our compensation committee. This number will be subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

All employees whose customary employment is for more than 20 hours per week or are otherwise required to participate by applicable local law are eligible to participate in the ESPP. Any employee who owns 5% or more of the total combined voting power or value of all classes of stock will not be eligible to purchase shares under the ESPP.

We will make one or more offerings, consisting of one or more purchase periods, each year to our employees to purchase shares under the ESPP. The first offering will begin on a date to be determined by the administrator following the effective date of the registration statement of which this prospectus is part and, unless otherwise determined by the administrator of the ESPP, will end on the date that is approximately six months following such date. Subsequent offerings will usually begin every six months and will continue for six-month periods, referred to as offering periods. Each eligible employee may elect to participate in any subsequent offering by submitting an enrollment form at least 15 days before the relevant offering date.

Each employee who is a participant in the ESPP may purchase shares by authorizing contributions of up to 10% of his or her compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated contributions will be used to purchase shares on the last business day of the purchase period at a price equal to 85% of the fair market value of the shares on the first business day of the offering period or the last business day of the purchase period, whichever is lower, provided that no more than                  shares of Class A common stock (or a lesser number as established by the plan administrator in advance of the purchase period) may be purchased by any one employee during each purchase period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of shares of Class A common stock, valued at the start of the offering period, under the ESPP for each calendar year in which a purchase right is outstanding.

The accumulated contributions of any employee who is not a participant on the last day of a purchase period will be refunded. An employee’s rights under the ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

The ESPP may be terminated or amended by our board of directors at any time but shall automatically terminate on the 10 year anniversary of this offering. An amendment that increases the number of shares of Class A common stock that are authorized under the ESPP and certain other amendments will require the approval of our stockholders. The plan administrator may adopt subplans under the ESPP for employees of our non-U.S. subsidiaries who may participate in the ESPP and may permit such employees to participate in the ESPP on different terms, to the extent permitted by applicable law.

Senior Executive Cash Incentive Bonus Plan

In                 , our board of directors adopted the Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan. The Bonus Plan will become effective on the day before the date on which the registration statement of which this prospectus is part is declared effective by the SEC. The Bonus Plan provides for cash bonus payments based upon the attainment of performance targets established by our compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company, or corporate performance goals, as well as individual performance objectives.

Our compensation committee may select corporate performance goals from among the following: achievement of cash flow (including, but not limited to, operating cash flow and adjusted free cash flow); earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of our Class A common stock; economic value-added; acquisitions or strategic transactions, including licenses, collaborations, joint ventures or promotion arrangements; operating income (loss); return on capital, assets, equity, or investment; total stockholder returns; productivity; expense efficiency; margins; operating efficiency; working capital; earnings (loss) per share of our Class A common stock; sales or market shares; revenue; corporate revenue; operating income and/or net annual recurring revenue, any of which may be (A) measured in absolute terms or compared to any incremental increase, (B) measured in terms of growth, (C) compared to another company or companies or to results of a peer group, (D) measured against the market as a whole and/or as compared to applicable market indices and/or (E) measured on a pre-tax or post-tax basis (if applicable).

Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The corporate performance goals will be measured at the end of each performance period after our financial reports have been published or such other appropriate time as the compensation committee determines. If the corporate performance goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period. Subject to the rights contained in any agreement between the executive officer and us, an executive officer must be employed by us on the bonus payment date to be eligible to receive a bonus payment. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion and provides the compensation committee with discretion to adjust the size of the award as it deems appropriate.

401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. Plan participants are able to defer eligible compensation subject to applicable annual Code limits. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are generally not taxable to the employees until distributed from the 401(k) plan. Our 401(k) plan also features a Roth component, whereby participants can make contributions to the 401(k) plan on a post-tax basis that are not taxable upon distribution from the 401(k) plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements and indemnification arrangements, discussed, when required, in the sections titled “Management” and “Executive Compensation” and the registration rights described in the section titled “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since January 1, 2017 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Equity Financing

Series D Redeemable Convertible Preferred Stock Financing

In October and November 2017, we sold an aggregate of 10,450,374 shares of our Series D redeemable convertible preferred stock at a purchase price of $8.3729 per share, for an aggregate purchase price of $87.5 million, pursuant to our Series D redeemable convertible preferred stock financing. The following table summarizes purchases of our Series D redeemable convertible preferred stock by related persons:

Stockholder	Shares of Series D Convertible Preferred Stock	Total Purchase Price
Anderson Investments Pte. Ltd.(1)	5,971,646	$49,999,995
Entities affiliated with Mayfield(2)	1,534,712	12,849,990
Entities affiliated with Inventus Capital(3)	895,746	7,499,992
Entities affiliated with Menlo Ventures(4)	358,298	2,999,993
Entities affiliated with GGV(5)	298,582	2,499,997

(1)

John Marren, a member of our board of directors, is a Managing Director at Temasek Holdings, which is the parent company of Anderson Investments Pte. Ltd. Anderson Investments Pte. Ltd. beneficially owns more than 5% of our outstanding capital stock as of December 31, 2019.

(2)

Affiliates of Mayfield holding our securities whose shares are aggregated for purposes of reporting share ownership information are Mayfield Select, a Cayman Islands Exempted Limited Partnership, and Mayfield XIII, a Cayman Islands Exempted Limited Partnership. Navin Chaddha, a member of our board of directors, is a Managing Director at Mayfield. Affiliates of Mayfield beneficially own more than 5% of our outstanding capital stock as of December 31, 2019.

(3)

Affiliates of Inventus Capital holding our securities whose shares are aggregated for purposes of reporting share ownership information are Inventus Capital Co-Invest Annex Fund I, L.P., a Delaware Limited Partnership, Inventus Capital Partners Fund I L.P., a Cayman Islands Exempted Limited Partnership, and Inventus Capital Partners Fund II Ltd. Affiliates of Inventus Capital beneficially own more than 5% of our outstanding capital stock as of December 31, 2019.

(4)

Affiliates of Menlo Ventures holding our securities whose shares are aggregated for purposes of reporting share ownership information are Menlo Ventures XI, L.P. and MMEF XI, L.P. Affiliates of Menlo Ventures beneficially own more than 5% of our outstanding capital stock as of December 31, 2019.

(5)

Affiliates of GGV holding our securities whose shares are aggregated for purposes of reporting share ownership information are GGV Capital V Entrepreneurs Fund L.P. and GGV Capital V L.P. Hans Tung, a member of our board of directors, is a Managing Partner at GGV. Affiliates of GGV beneficially own more than 5% of our outstanding capital stock as of December 31, 2019.

Secondary Sales

In March 2018, we agreed to waive certain transfer restrictions in connection with a sale and transfer of 288,750 shares of our outstanding common stock from certain holders of our capital stock to certain holders of our capital stock at $7.53561 per share, for a total aggregate purchase price of approximately $2.2 million, which series of transactions we refer to as the 2018 Secondary Sale. The following table summarizes purchases of our common stock by related persons in the 2018 Secondary Sale.

Purchasing Stockholder	Shares of Common Stock	Total Purchase Price
Entities affiliated with Inventus Capital(1)	19,905	$149,996.32

(1)

Affiliates of Inventus Capital holding our securities whose shares are aggregated for purposes of reporting share ownership information are Inventus Capital Co-Invest Annex Fund I, L.P., a Delaware Limited Partnership, Inventus Capital Partners Fund I L.P., a Cayman Islands Exempted Limited Partnership and Inventus Capital Partners Fund II Ltd. Affiliates of Inventus Capital beneficially own more than 5% of our outstanding capital stock as of December 31, 2019.

In February 2019, we agreed to waive certain transfer restrictions in connection with a sale and transfer of 1,090,562 shares of our outstanding common stock from certain holders of our capital stock to certain new and existing stockholders of the Company at $17.00 per share, for a total aggregate purchase price of approximately $18.5 million, which series of transactions we refer to as the 2019 Secondary Sale. The following table summarizes sales and purchases of our common stock by related persons in the 2019 Secondary Sale.

Selling Stockholder	Shares of Common Stock	Total Purchase Price
Manish Chandra	575,000	$9,775,000
Anan Kashyap	35,000	595,000
John McDonald	75,000	1,275,000

Purchasing Stockholder	Shares of Common Stock	Total Purchase Price
Entities affiliated with Menlo Ventures(1)	294,118	$5,000,006

(1)

Affiliates of Menlo Ventures holding our securities whose shares are aggregated for purposes of reporting share ownership information are Menlo Special Opportunities Fund, L.P and MMSOP, L.P. Affiliates of Menlo Ventures beneficially own more than 5% of our outstanding capital stock as of December 31, 2019.

In August 2020, we agreed to waive certain transfer restrictions in connection with a sale and transfer of 647,802 shares of our outstanding common stock from certain holders of our capital stock to certain existing stockholders of the Company at $22.50 per share, for a total aggregate purchase price of approximately $14.6 million, which series of transactions we refer to as the 2020 Secondary Sale. The following table summarizes sales of our common stock by related persons in the 2020 Secondary Sale.

Selling Stockholder	Shares of Common Stock	Total Purchase Price
Manish Chandra	220,000	$4,950,000
Anan Kashyap	59,000	1,327,500
John McDonald	48,000	1,080,000

Convertible Note Financing

In September 2020, we issued the Convertible Notes to entities affiliated with Owl Rock Capital Group, or Owl Rock. Pravin Vazirani, a former member of our board of directors, is a Managing Director at Owl Rock. Mr. Vazirani resigned from our board of directors in March 2019. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commitments—Convertible Note Financing” for additional information.

Investors’ Rights Agreement

We are party to an amended and restated investors’ rights agreement which provides, among other things, that certain holders of our capital stock, including entities affiliated with Anderson Investments Pte. Ltd., GGV, Inventus Capital, Mayfield and Menlo Ventures, have the right to demand that we file a registration statement or request that their shares of our capital stock be included on a registration statement that we are otherwise filing. See the section titled “Description of Capital Stock—Registration Rights” for more information regarding these registration rights.

Right of First Refusal and Co-Sale Agreement

Pursuant to our equity compensation plans and certain agreements with our stockholders, including a right of first refusal and co-sale agreement with certain holders of our capital stock, including entities affiliated with Anderson Investments Pte. Ltd., GGV, Inventus Capital, Mayfield and Menlo Ventures, which each hold more than 5% of our outstanding capital stock, Manish Chandra, our co-founder and Chief Executive Officer, Gautam Golwala, our co-founder and Chief Technical Officer, Chetan Pungaliya, our co-founder and Senior Vice President of Engineering, and Tracy Sun, our co-founder and Senior Vice President of New Markets, we or our assignees have a right to purchase shares of our capital stock which certain stockholders propose to sell to other parties. This right will terminate upon completion of this offering.

Voting Agreement

We are party to a voting agreement under which certain holders of our capital stock, including entities affiliated with Anderson Investments Pte. Ltd, GGV, Inventus Capital, Mayfield and Menlo Ventures, Manish Chandra, our co-founder and Chief Executive Officer, Gautam Golwala, our co-founder and Chief Technical Officer, Chetan Pungaliya, our co-founder and Senior Vice President of Engineering, and Tracy Sun, our co-founder and Senior Vice President of New Markets, have agreed as to the manner in which they will vote their shares of our capital stock on certain matters, including with respect to the election of directors. Upon completion of this offering, the voting agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Other Transactions

We have granted stock options to our executive officers and certain of our directors. See the sections titled “Executive Compensation” and “Management—Non-Employee Director Compensation” for a description of these options.

We have entered into change in control arrangements with certain of our executive officers that, among other things, provide for certain severance and change in control benefits. See the section titled “Executive Compensation—Employment Agreements and Termination of Employment Arrangements” for more information regarding these agreements.

Other than as described above under this section titled “Certain Relationships and Related Person Transactions,” since January 1, 2017, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties.

Limitation of Liability and Indemnification of Officers and Directors

Prior to the completion of this offering, we expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by

Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, prior to the completion of this offering, we expect to adopt amended and restated bylaws which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Further, prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws and in indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement provides for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act, or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and Procedures for Related Party Transactions

Following the completion of this offering, our audit committee charter will provide that the audit committee has the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members. As of the date of this prospectus, we have not adopted any formal standards, policies or procedures governing the review and approval of related party transactions, but we expect that our audit committee will do so in the future.

All of the transactions described above were entered into prior to the adoption of a policy. Accordingly, each was approved by disinterested members of our board of directors after making a determination that the transaction was executed on terms no less favorable than those that could have been obtained from an unrelated third party.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of September 1, 2020, as adjusted to reflect the sale of Class A common stock offered by us in this offering assuming no exercise of the underwriters’ option to purchase additional shares, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each person known by us to be the beneficial owner of more than 5% of any class of our voting securities.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. We have deemed shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of September 1, 2020 to be outstanding and to be beneficially owned by the person holding the option for the purpose of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.

We have based percentage ownership of our common stock before this offering on 65,093,504 shares of our common stock outstanding as of September 1, 2020, which includes 52,286,631 shares of Class B common stock resulting from the automatic conversion and reclassification of all outstanding shares of our redeemable convertible preferred stock immediately prior to the completion of this offering, as if this conversion and reclassification had occurred as of September 1, 2020. Percentage ownership of our common stock after this offering assumes our sale of shares of Class A common stock in this offering, assuming no exercise of the underwriters’ option to purchase additional shares.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Poshmark, Inc., 203 Redwood Shores Parkway, 8th Floor, Redwood City, California 94065.

	Shares Beneficially Owned Before the Offering		% Total Voting Power Before the Offering*	Shares Beneficially Owned After the Offering				% Total Voting Power After the Offering*
	Class B			Class A		Class B
	Shares	%		Shares	%	Shares	%
Name of Beneficial Owner:
Entities affiliated with Mayfield(1)	17,253,647	26.5%	26.5%
Entities affiliated with GGV Capital(2)	5,126,167	7.9%	7.9%
Entities affiliated with Menlo Ventures(3)	10,319,197	15.9%	15.9%
Entities affiliated with Inventus Capital(4)	6,779,118	10.4%	10.4%
Anderson Investments Pte. Ltd.(5)	5,971,646	9.2%	9.2%
Manish Chandra(6)	6,098,774	9.3%	9.4%
Named Executive Officers and Directors:
Manish Chandra(6)	6,098,774	9.3%	9.4%
Anan Kashyap(7)	533,333	*	*
John McDonald(8)	445,791	*	*
Navin Chaddha(1)	17,253,647	26.5%	26.5%
Jeffrey Epstein(9)	224,695	*	*
John Marren(10)	—	—	—
Jenny Ming(11)	24,442	*	*
Hans Tung(2)	5,126,167	7.9%	7.9%
Serena J. Williams(12)	78,750	*	*
All directors and executive officers as a group (9 persons)(13)	29,785,599	44.6%	45.7%

*	Represents less than one percent (1%).
(1)

Consists of (i) 15,748,793 shares of Class B common stock held of record by Mayfield XIII, a Cayman Islands Exempted Limited Partnership, or MF XIII, and (ii) 1,504,854 shares of Class B common stock held of record by Mayfield Select, a Cayman Islands Exempted Limited Partnership, or MF Select. Mayfield XIII Management (UGP), Ltd., a Cayman Islands Exempted Company, or MF XIII UGP, is the general partner of Mayfield XIII Management (EGP), L.P., a Cayman Islands Exempted Limited Partnership , which is the general partner of MF XIII. Rajeev Batra, Navin Chaddha, and Vaneeta Varma are the directors of MF XIII UGP. As a result, each of the foregoing entities and individuals may be deemed to share beneficial ownership of the shares owned by MF XIII, but each of the individuals disclaims such beneficial ownership. Mayfield Select Management (UGP), Ltd., a Cayman Islands Exempted Company, or MF Select UGP, is the general partner of Mayfield Select Management (EGP), L.P., a Cayman Islands Exempted Limited Partnership, which is the general partner of MF Select. Rajeev Batra, Navin Chaddha, Timothy Chang, and Urshit Parikh are the directors of MF Select UGP. As a result, each of the foregoing entities and individuals may be deemed to share beneficial ownership of the shares owned by MF Select, but each of the individuals disclaims such beneficial ownership. The address for each of these entities is c/o Mayfield, 2484 Sand Hill Road, Menlo Park, CA 94025.

(2)

Consists of (i) 4,944,697 shares of Class B common stock held of record by GGV Capital V L.P. and (ii) 181,470 shares of Class B common stock held of record by GGV Capital V Entrepreneurs Fund L.P. GGV Capital V L.L.C. is the general partner of GGV Capital V L.P. and GGV Capital V Entrepreneurs Fund L.P. Glenn Solomon, Jixun Foo, Jenny Lee, Jeff Richards, and Hans Tung are the managing directors of GGV Capital V L.L.C., and share voting and investment control over these shares. The address for each of these entities is 3000 Sand Hill Road, Building 4, Suite 230, Menlo Park, CA 94025.

(3)

Consists of (i) 9,652,589 shares of Class B common stock held of record by Menlo Ventures XI, L.P., (ii) 372,490 shares of Class B common stock held of record by MMEF XI, L.P., (iii) 289,412 shares of Class B common stock held of record by Menlo Special Opportunities Fund, L.P. and (iv) 4,706 shares of Class B common stock held of record by MMSOP, L.P. MV Management XI, L.L.C. is the general partner of each of Menlo Ventures XI, L.P. and MMEF XI, L.P. and MSOP GP, L.L.C. is the general partner of each of Menlo Special Opportunities Fund, L.P. and MMSOP, L.P. The managing members of MV Management XI, L.L.C., H. DuBose Montgomery, John W. Javre, Douglas C. Carlisle, Mark A. Siegel and Venky V. Ganesan, may be deemed to have shared voting and investment power over the shares held by Menlo Ventures XI, L.P. and MMEF XI, L.P., but each of these individuals disclaims beneficial ownership of such shares, except to the extent of his proportionate pecuniary interest therein. The managing members of MSOP GP, L.L.C., Mark A. Siegel, Matthew J. Murphy, Shawn T. Carolan, and Venky V. Ganesan, may be deemed to have shared voting and investment power over the shares held by Menlo Special Opportunities Fund, L.P. and MMSOP, L.P., but each of these individuals disclaims beneficial ownership of such shares, except to the extent of his proportionate pecuniary interest therein. The address for each of these entities is 2884 Sand Hill Road, Suite 100, Menlo Park, CA 94025.

(4)

Consists of (i) 3,710,090 shares of Class B common stock held of record by Inventus Capital Partners Fund I L.P., a Cayman Islands Exempted Limited Partnership, or ICP I, (ii) 2,153,377 shares of Class B common stock held of record by Inventus Capital Partners Fund II Ltd., or ICP II, and (iii) 915,651 shares of Class B common stock held of record by Inventus Capital Co-Invest Annex Fund I L.P., a Delaware Limited Partnership, or ICP Annex. Inventus Capital Master Management I, Ltd, a Cayman Islands Exempted Limited Partnership, or ICPMM I, is the general partner of Inventus Capital Management I, L.P., a Cayman Islands Exempted Limited Partnership, or ICPM I, which is the general partner of ICP I. Inventus Capital Management II, Ltd, or ICPM II, is the General Partner of ICP II. Inventus Capital Co-Invest Anex Management I, LLC, or ICPM Anex I, is the general partner of ICP Annex. John Dougery, Jr and Kanwal Rekhi are the directors of ICPMM I and ICPM II, and the managing members of ICPM Anex. As a result, each of the foregoing entities and individuals may be deemed to share beneficial ownership of the shares respectively owned by ICP I, ICP II, and ICP Annex, but each of the individuals disclaims such beneficial ownership, except to the extent of his or her proportionate pecuniary interest therein. The address for each of these entities is 1325 Howard Street, Suite 244, Burlingame, CA 94010.

(5)

Consists of 5,971,646 shares of Class B common stock held of record by Anderson Investments Pte. Ltd, or Anderson. Anderson is a direct wholly-owned subsidiary of Thomson Capital Pte. Ltd., or Thomson, which in turn is a direct wholly-owned subsidiary of Tembusu Capital Pte. Ltd., or Tembusu, which in turn is a direct wholly-owned subsidiary of Temasek Holdings (Private) Limited, or Temasek. In such capacities, each of Thomson, Tembusu, and Temasek may be deemed to have voting and dispositive power over the shares held by Anderson. The address for Anderson, Thomson, Tembusu, and Temasek is 60B Orchard Road #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.

(6)

Consists of (i) 5,500,000 shares of Class B common stock held of record by Manish Chandra and (ii) 598,774 shares of Class B common stock subject to outstanding options that are exercisable within 60 days of September 1, 2020.

(7)

Consists of (i) 235,875 shares of Class B common stock held of record by Anan Kashyap and (ii) 297,458 shares of Class B common stock subject to outstanding options that are exercisable within 60 days September 1, 2020.

(8)	Consists of 445,791 shares of Class B common stock subject to outstanding options that are exercisable within 60 days of September 1, 2020.
(9)	Consists of 224,695 shares of Class B common stock subject to outstanding options that are exercisable within 60 days of September 1, 2020.
(10)	Excludes shares held by Anderson identified in footnote 5 above. Mr. Marren, a member of our board of directors, is a managing director at Temasek.
(11)

Consists of (i) 17,104 shares of Class B common stock subject to outstanding options that are exercisable within 60 days of September 1, 2020 and (ii) RSUs for 7,338 shares of Class B common stock for which the service-based vesting condition would be satisfied within 60 days of September 1, 2020.

(12)	Consists of 78,750 shares of Class B common stock subject to outstanding options that are exercisable within 60 days of September 1, 2020.

(13)

Consists of (i) 28,115,689 shares of Class B common stock beneficially owned by our current directors and executive officers, (ii) 1,662,572 shares of Class B common stock subject to outstanding options that are exercisable within 60 days of September 1, 2020, and (iii) RSUs for 7,338 shares of Class B common stock for which the service-based vesting condition would be satisfied within 60 days of September 1, 2020.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes the most important terms of our capital stock, as they are expected to be in effect upon the completion of this offering. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws in connection with this offering, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section titled “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation and amended and restated bylaws and our amended and restated investor rights’ agreement, which are or will be included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Immediately following the completion of this offering, our authorized capital stock will consist of              shares of Class A common stock, $0.0001 par value per share,              shares of Class B common stock, $0.0001 par value per share, and              shares of undesignated preferred stock, $0.0001 par value per share.

Assuming the conversion of all outstanding shares of our redeemable convertible preferred stock into shares of our Class B common stock, which will occur immediately prior to the completion of this offering, as of December 31, 2019, there were no outstanding shares of Class A common stock and              shares of our Class B common stock outstanding, held by              stockholders of record, and no shares of our redeemable convertible preferred stock outstanding. Our board of directors is authorized, without stockholder approval except as required by the listing standards of the              to issue additional shares of our capital stock.

Class A Common Stock and Class B Common Stock

Upon the completion of this offering, we will have authorized a class of Class A common stock and a class of Class B common stock. All outstanding shares of our existing common stock and redeemable convertible preferred stock will be reclassified into shares of our new Class B common stock. In addition, any options to purchase shares of our capital stock outstanding prior to the completion of this offering will become eligible to be settled in or exercisable for shares of our new Class B common stock.

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine.

Voting Rights

Holders of our Class A common stock are entitled to one vote for each share, and holders of our Class B common stock are entitled to 10 votes per share, on all matters submitted to a vote of stockholders. The holders of our Class A common stock and Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our amended and restated certificate of incorporation. Delaware law could require either holders of our Class A common stock or Class B common stock to vote separately as a single class in the following circumstances:

•

if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and

•

if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

We do not expect to provide for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation and amended and restated bylaws will establish a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Conversion

Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, except for certain permitted transfers described in our amended and restated certificate of incorporation, including transfers for tax or estate planning purposes or to other Class B stockholders. Once converted or transferred and converted into Class A common stock, the Class B common stock will not be reissued.

All the outstanding shares of Class A and Class B common stock will convert automatically into shares of a single class of common stock on the earlier of the date that is              years from the date of the filing of our amended and restated certificate of incorporation filed in connection with the closing of this offering or the date the holders of              shares of our Class B common stock elect to convert the Class B common stock to Class A common stock. Following such conversion, each share of common stock will have one vote per share and the rights of the holders of all outstanding common stock will be identical.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully Paid and Non-Assessable

All of the outstanding shares of our Class B common stock are, and the shares of our Class A common stock to be issued pursuant to this offering will be, fully paid and non-assessable.

Preferred Stock

Following this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of our company and might adversely affect the market price of our Class A common stock and the voting and other rights of the holders of our Class A common stock and Class B common stock. We have no current plan to issue any shares of preferred stock.

Options

As of December 31, 2019, we had outstanding options to purchase an aggregate of 8,523,616 shares of our Class B common stock, with a weighted-average exercise price of $4.68, pursuant to our 2011 Plan, which was adopted in February 2011 and last amended in August 2020.

Restricted Stock Units

As of December 31, 2019, we had 294,277 RSUs for shares of our Class B common stock outstanding under our 2011 Plan.

Warrants

As of December 31, 2019, we had outstanding warrants to purchase an aggregate of (i) 40,464 shares of our Class B common stock, with an exercise price of $0.37 per share, (ii) 25,588 shares of our Class B common stock, with an exercise price of $1.37 per share, and (iii) 19,531 shares of our Class B common stock, with an exercise price of $2.56 per share.

Registration Rights

After the completion of this offering, certain holders of our Class B common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our Amended and Restated Investors’ Rights Agreement, or the IRA, dated as of October 20, 2017. We, along with certain holders of our redeemable convertible preferred stock are parties to the IRA. The registration rights set forth in the IRA will expire upon the earlier of (i) five years following the completion of this offering, or (ii) the execution of an Acquisition or Asset Transfer, as defined in our Amended and Restated Certificate of Incorporation as currently in effect, or (iii), with respect to any particular stockholder, when, upon the closing of this offering, such stockholder holds less than 1% of our outstanding stock and is able to sell all of its shares pursuant to Rule 144 of the Securities Act during any 90-day period. We will pay the registration expenses (other than underwriting discounts and selling fees) of the holders of the shares registered pursuant to the registrations described below, including the reasonable fees of one counsel for the selling holders not to exceed $25,000. In an underwritten offering, the underwriters have the right, subject to specified conditions, to limit the number of shares such holders may include. In connection with this offering, each stockholder that has registration rights agreed not to sell or otherwise dispose of any securities without the prior written consent of the underwriters for a period of 180 days after the date of this prospectus, subject to certain terms and conditions. See the section titled “Underwriting” for more information regarding such restrictions.

Demand Registration Rights

After the completion of this offering, the holders of approximately 52,372,222 shares of our Class B common stock will be entitled to certain demand registration rights. We are obligated to effect only two such registrations. If we determine that it would be seriously detrimental to our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 120 days. Additionally, we will not be required to effect a demand registration during the period beginning with the date of the filing of, and ending up to 180 days following the effectiveness of, a registration statement relating to the public offering of our common stock.

Piggyback Registration Rights

After the completion of this offering, if we propose to register the offer and sale of our common stock under the Securities Act, in connection with the public offering of such common stock the holders of up to approximately 52,372,222 shares of our Class B common stock will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a registration related to any employee benefit plan, (2) a registration related to an SEC Rule 145 transaction, (3) a registration related to the issuance or resale of securities issued in such a transaction, or (4) a registration related to stock issued upon conversion of debt securities, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

S-3 Registration Rights

After the completion of this offering, the holders of up to approximately 52,372,222 shares of our Class B common stock may make a written request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers at least that number of shares with an anticipated offering price, net of underwriting discounts and commissions, of at least $5.0 million. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the 12 month period preceding the date of the request. Additionally, if we determine that it would be seriously detrimental to our stockholders to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 120 days.

Anti-Takeover Provisions

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of our company. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•

following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. Section 203 also may have the effect of preventing changes in our management and could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:

•

Dual Class Stock. As described above in the subsection titled “—Class A Common Stock and Class B Common Stock—Voting Rights,” our amended and restated certificate of incorporation will provide for a dual class common stock structure, which will provide our founders, current investors, executives and employees with significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company of its assets.

•

Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and promote continuity of management.

•

Classified Board. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board of directors is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See the section titled “Management—Board of Directors.”

•

Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the Chairperson of our board of directors or our Chief Executive Officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

•

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•

No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will not provide for cumulative voting.

•	Directors Removed Only for Cause. Our amended and restated certificate of incorporation will provide that stockholders may remove directors only for cause.

•

Amendment of Charter Provisions. Any amendment of the above provisions in our amended and restated certificate of incorporation would require approval by holders of at least two-thirds of our then outstanding common stock.

•

Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue up to              shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

•

Exclusive Forum. Our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any state law claims for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, and employees to us or our stockholders, (3) any action asserting a claim arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws, or (4) any action asserting a claim that is governed by the internal affairs doctrine. In addition, our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act; provided, however, that our stockholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to these provisions. These forum provisions may impose additional costs on stockholders, may limit our stockholders’ ability to bring a claim in a forum they find favorable, and the designated courts may reach different judgments or results than other courts. In addition, there is uncertainty as to whether the federal forum provision for Securities Act claims will be enforced, which may impose additional costs on us and our stockholders.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our Class A common stock and Class B common stock will be             . The transfer agent’s address is             .

Listing

We intend to list our Class A common stock on the              under the symbol “POSH.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering, based on the number of shares of our capital stock outstanding as of December 31, 2019, we will have a total of                  shares of our Class A common stock and                  shares of our Class B common stock outstanding, assuming the automatic conversion and reclassification of all outstanding shares of our redeemable convertible preferred stock into 52,286,631 shares of our Class B common stock immediately prior to the completion of this offering. Of these outstanding shares, all of the                  shares of Class A common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our Class B common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. In addition, all of our executive officers, directors and holders of substantially all of our common stock and securities convertible into or exchangeable for our Class B common stock have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus. As a result of these agreements and the provisions of our investor rights’ agreement described above under the section titled “Description of Capital Stock—Registration Rights,” subject to the provisions of Rule 144 or Rule 701, shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, the shares of Class A common stock sold in this offering will be immediately available for sale in the public market;

•

beginning 181 days after the date of this prospectus, subject to certain exceptions as described in the section titled “Underwriting” below,          additional shares of Class B common stock will become eligible for sale in the public market, of which                  shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and

•

the remainder of the shares of Class B common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements and Market Stand-off Agreements

All of our executive officers, directors and holders of substantially all of our Class B common stock and securities convertible into or exchangeable for our Class B common stock, have entered into market standoff agreements with us and have entered into or will enter into lock-up agreements with the underwriters under which they have agreed or will agree that, subject to specific exceptions, they will not offer for sale, sell, contract to sell, grant any option for the sale of, transfer, or otherwise dispose of any shares of our common stock, options, or warrants to acquire shares of our common stock, or any security or instrument related to such common stock, option, or warrant for a period of at least 180 days following the date of this prospectus. Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC may, in their sole discretion, release any of the securities subject to the lock-up agreements with the underwriters at any time. See the section titled “Underwriting.”

After the offering, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

Rule 144

In general, under Rule 144 of the Securities Act as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144 of the Securities Act as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our Class A common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without compliance with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701 and are subject to the expiration of the lock-up agreements and market stand-off provisions described above.

Registration Rights

Pursuant to our amended and restated investors’ rights agreement, the holders of up to 52,372,222 shares of our Class B common stock (including shares issuable upon the conversion of our outstanding redeemable convertible preferred stock immediately prior to the completion of this offering and shares issued upon the exercise of certain warrants held by Comerica Ventures Incorporated), or their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights. If the offer and sale of these shares is registered, the shares will be freely tradable without restriction under the Securities Act, and a large number of shares may be sold into the public market.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of our Class A common stock and Class B common stock issued or reserved for issuance under our 2011 Plan, our 2020 Plan and our 2019 ESPP. See “Executive Compensation—Equity Incentive Plans” for a description of our equity incentive plans. This registration statement will become effective immediately upon filing. Shares covered by this registration statement will be eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable lock-up agreements and market standoff agreements. As of December 31, 2019, (i) options to purchase a total of 8,523,616 shares of our Class B common stock pursuant to our 2011 Plan were outstanding, of which options to purchase 4,222,625 shares were exercisable, and no options were outstanding or exercisable under our 2020 Plan, and (ii) 294,277 RSUs for shares of our Class B common stock were outstanding under our 2011 Plan

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of certain material U.S. federal income tax considerations applicable to certain non-U.S. holders (as defined below) related to the ownership and disposition of our common stock. The following discussion does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, U.S. Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. In addition, the Internal Revenue Service, or the IRS, could challenge one or more of the tax consequences described in this prospectus.

For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes:

•	a non-resident alien individual;

•	a foreign corporation or any other foreign organization taxable as a corporation for U.S. federal income tax purposes; or

•	a foreign estate or trust, the income of which is not subject to U.S. federal income tax on a net income basis.

We assume in this discussion that each non-U.S. holder holds shares of our common stock as a capital asset (generally, property held for investment) within the meaning of Section 1221 of the Code. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of state, local or non-U.S. taxes, alternative minimum tax, the rules regarding qualified small business stock within the meaning of Section 1202 of the Code or U.S. federal taxes other than income taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	banks;

•	insurance companies;

•	tax-exempt organizations;

•	financial institutions;

•	brokers or dealers in securities;

•	pension plans;

•	regulated investment companies;

•	tax-qualified retirement plans;

•	tax-exempt organizations;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment;

•	certain U.S. expatriates;

•	persons who have elected to mark securities to market;

•	persons subject to the unearned income Medicare contribution tax;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons that elect to apply Section 1400Z-2 of the Code to gains recognized with respect to shares of our common stock; or

•	persons that acquire our common stock as compensation for services.

In addition, this discussion does not address the tax treatment of partnerships (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) or other entities that are transparent for U.S. federal income tax purposes or persons who hold their common stock through partnerships or other entities that are transparent for U.S. federal income tax purposes. In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a person treated as a partner in such partnership for U.S. federal income tax purposes generally will depend on the status of the partner, the activities of the partner and the partnership and certain determinations made at the partner level. A person treated as a partner in a partnership or who holds their stock through another transparent entity should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock through a partnership or other transparent entity, as applicable.

Prospective investors should consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of our common stock.

Distributions on our Common Stock

Distributions of cash or property on our common stock, if any, will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in our common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below under the heading “Gain on Sale, Exchange or Other Taxable Disposition of Common Stock.” Any such distributions will also be subject to the discussions below under the sections titled “Information Reporting and Backup Withholding” and “Foreign Account Tax Compliance Act.”

Subject to the discussion in the following paragraphs of this section, dividends paid to a non-U.S. holder will generally be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence. If we or another withholding agent apply over-withholding or if a non-U.S. holder does not timely provide us with the required certification, the non-U.S. holder may be entitled to a refund or credit of any excess tax withheld by timely filing an appropriate claim with the IRS.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence with respect to U.S. withholding taxes generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or applicable successor form) and satisfy applicable certification and other requirements. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS. Non-U.S. holders are urged to consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States, and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. To obtain this exemption, a non-U.S. holder must generally provide a properly executed original and unexpired IRS Form W-8ECI properly certifying such exemption. However, such U.S. effectively connected income is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

Any documentation provided to an applicable withholding agent may need to be updated in certain circumstances. The certification requirements described above also may require a non-U.S. holder to provide its U.S. taxpayer identification number.

Gain on Sale, Exchange or Other Taxable Disposition of Common Stock

Subject to the discussions below under the headings “Information Reporting and Backup Withholding” and “Foreign Account Tax Compliance Act,” a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on gain recognized on a sale, exchange or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder will be taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons, and, if the non-U.S. holder is a foreign corporation, an additional branch profits tax at a rate of 30%, or a lower rate as may be specified by an applicable income tax treaty, may also apply;

•

the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the amount by which the non-U.S. holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the disposition (without taking into account any capital loss carryovers); or

•

we are or were a “U.S. real property holding corporation” during a certain look-back period, unless our common stock is regularly traded on an established securities market and the non-U.S. holder held no more than five percent of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. In such case, such non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code). Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance in this regard, we believe that we have not been and are not currently, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Information Reporting and Backup Withholding

We (or the applicable paying agent) must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Generally, a holder will comply with such procedures if it provides a properly executed IRS Form W-8BEN or W-8BEN-E or otherwise establishes an exemption.

Information reporting and backup withholding generally will apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a foreign broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement. Any documentation provided to an applicable withholding agent may need to be updated in certain circumstances.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Foreign Account Tax Compliance Act

Legislation commonly referred to as the Foreign Account Tax Compliance Act and associated guidance, or collectively, FATCA, will generally impose a 30% withholding tax on any “withholdable payment” (as defined below) to a “foreign financial institution” (as defined in the Code), unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with United States owners) or another applicable exception applies or such institution is compliant with applicable foreign law enacted in connection with an applicable intergovernmental agreement between the United States and a foreign jurisdiction. FATCA will also generally impose a 30% withholding tax on any “withholdable payment” (as defined below) to a foreign entity that is not a financial institution, unless such entity provides the withholding agent with a certification identifying the substantial U.S. owners of the entity (which generally includes any United States person who directly or indirectly owns more than 10% of the entity), if any, or another applicable exception applies or such entity is compliant with applicable foreign law enacted in connection with an applicable intergovernmental agreement between the United States and a foreign jurisdiction. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes.

Under final U.S. Treasury Regulations and other current guidance, “withholdable payments” currently include dividends on our common and other fixed or determinable annual or periodical gains, profits and income. Under proposed U.S. Treasury Regulations, “withholdable payments” shall not include gross proceeds from the sale or other disposition of our common stock. The preamble to the proposed regulations specifies that taxpayers (including withholding agents) are permitted to rely on the proposed regulations pending finalization.

The preceding discussion of material U.S. federal tax considerations is for general information only. It is not tax advice. Prospective investors should consult their own tax advisors regarding the particular U.S. federal, state, local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed changes in applicable laws.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC
Barclays Capital Inc.
Stifel, Nicolaus & Company, Incorporated
William Blair & Company, L.L.C.
Raymond James & Associates, Inc.
Cowen and Company, LLC
JMP Securities LLC

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $             per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                  additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                  shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $        . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $        .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We intend to apply to list our common stock on                  under the trading symbol “POSH.”

We and all directors and officers and the holders of all of our outstanding common stock and any security convertible into or exercisable or exchangeable for common stock have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock beneficially owned, by the undersigned or any other securities so owned convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph are subject to specified exceptions, including, without limitation:

•

sales of shares of our common stock or other securities acquired in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or voluntarily made;

•

transfers of shares of our common stock or any security convertible into or exercisable or exchangeable for common stock as a bona fide gift or gifts, by will, to an immediate family member or to certain trusts, provided that no filing under Section 16(a) of the Exchange Act shall be required or voluntarily made;

•

distributions of our common stock or any security convertible into or exercisable or exchangeable for common stock to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate, or to an entity controlled or managed by an affiliate, and distributions of shares of our common stock to the stockholders, partners or members of such holders, provided that no filing under Section 16(a) of the Exchange Act shall be required or voluntarily made;

•

the exercise of options or warrants outstanding as of the date of this prospectus, insofar as such option or warrant would otherwise expire during the restricted period, provided that no filing under Section 16(a) of the Exchange Act shall be required or voluntarily made;

•

transfers of shares of our common stock or any security convertible into or exercisable or exchangeable for common stock to us upon a vesting event of our securities or the exercise of options or warrants to purchase our securities on a “cashless” or “net exercise” basis to cover tax withholding obligations in connection with such vesting event or exercise, insofar as such vesting event occurs during, or such option or warrant would otherwise expire during, the restricted period, provided that no filing under Section 16(a) of the Exchange Act shall be required or voluntarily made;

•

facilitating the establishment of a trading plan on behalf of a stockholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period;

•	transfers of our common stock or any security convertible into or exercisable or exchangeable for common stock pursuant to a domestic order or divorce;

•	transfers of our common stock to us pursuant to any right to repurchase or any right of first refusal we may have over such shares;

•	conversion of our outstanding convertible preferred stock into common stock;

•	sales of shares of our common stock to the underwriters pursuant to the underwriting agreement; and

•

transfers of our common stock or any security convertible into or exercisable or exchangeable for common stock in connection with a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of our common stock involving a change of control of our Company that has been approved by our board of directors, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the securities shall continue to be subject to the restrictions on transfer set forth in the lock-up agreement.

Certain of the exceptions described above are subject to a requirement that the transferee enter into a lock-up agreement with the underwriters containing similar restrictions.

Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Member State”), no securities have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of securities may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the representatives and us that it is a “qualified investor” as defined in the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase shares, the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

United Kingdom

Each underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA, received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Switzerland

The shares of common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland. Neither this document nor any other offering or marketing material relating to the offering, us, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Center

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada

The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares of common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issuance, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or theFIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.

Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors, or QII

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of common stock pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Chile

The shares of common stock are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus supplement and other offering materials relating to the offer of the shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Bermuda

Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority, or CMA, pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended, or the CMA Regulations. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

British Virgin Islands

The shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the Company. The shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands), or BVI Companies, but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the shares for the purposes of the Securities and Investment Business Act, 2010, or SIBA, or the Public Issuers Code of the British Virgin Islands.

China

This prospectus does not constitute a public offer of shares, whether by sale or subscription, in the People’s Republic of China, or the PRC. The shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.

Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder, or the FSCMA, and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder, or the FETL. Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding 12 months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding 12 months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Taiwan

The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

South Africa

Due to restrictions under the securities laws of South Africa, the shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

i. the offer, transfer, sale, renunciation or delivery is to:

(a) persons whose ordinary business is to deal in securities, as principal or agent;

(b) the South African Public Investment Corporation;

(c) persons or entities regulated by the Reserve Bank of South Africa;

(d) authorized financial service providers under South African law;

(e) financial institutions recognized as such under South African law;

(f) a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorized portfolio manager for a pension fund or collective investment scheme (in each case duly registered as such under South African law); or

(g) any combination of the person in (a) to (f); or

ii. the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000.

No “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted), or the South African Companies Act) in South Africa is being made in connection with the issue of the shares. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the shares in South Africa constitutes an offer of the shares in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from “offers to the public” set out in section 96(1)(a) of the South African Companies Act. Accordingly, this document must not be acted on or relied on by persons in South Africa who do not fall within section 96(1)(a) of the South African Companies Act (such persons being referred to as “SA Relevant Persons”). Any investment or investment activity to which this document relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA Relevant Persons.

LEGAL MATTERS

Goodwin Procter LLP, Redwood City, California, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of Class A common stock being offered by this prospectus. The underwriters have been represented by Davis Polk & Wardwell LLP, Menlo Park, California.

EXPERTS

The financial statements as of December 31, 2018 and 2019 and for each of the two years in the period ended December 31, 2019 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

NEWLY APPOINTED INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We engaged PricewaterhouseCoopers LLP, or PwC, as our independent registered public accounting firm on October 30, 2018 to audit our consolidated financial statements for the year ended December 31, 2017. The decision to change our independent registered public accounting firm was approved by our board of directors.

During our fiscal year ended December 31, 2017 and the subsequent interim period through October 30, 2018, we did not consult with PwC on matters that involved the application of accounting principles to a specified transaction, completed or proposed, or the type of audit opinion that might be rendered on our financial statements and neither a written report nor oral advice was provided to the Company that PwC concluded was an important factor that we considered in reaching a decision as to any accounting, auditing, or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-K) or a “reportable event” (as described in Item 304(a)(1)(v) of Regulation S-K).

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and schedules thereto, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement and any schedules filed therewith, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.poshmark.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Poshmark, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Poshmark, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Poshmark, Inc. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018 and the related consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit and cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California

September 25, 2020

We have served as the Company’s auditor since 2018.

Poshmark, Inc.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	December 31,
	2018	2019

Assets
Current assets
Cash and cash equivalents	$74,466	$63,318
Marketable securities	63,416	65,546
Prepaid expenses and other current assets	5,869	7,155

Total current assets	143,751	136,019
Property and equipment, net	2,435	9,845
Other assets	1,213	6,124

Total assets	$147,399	$151,988

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities
Accounts payable	$11,217	$7,574
Funds payable to customers	51,599	73,863
Accrued expenses and other current liabilities	14,424	32,816

Total current liabilities	77,240	114,253
Redeemable convertible preferred stock warrant liability	746	1,221
Long-term portion of deferred rent and other liabilities	13	5,126

Total liabilities	77,999	120,600
Commitments and contingencies (Note 5)
Redeemable convertible preferred stock, $0.0001 par value; 52,372,222 shares authorized as of December 31, 2018 and 2019, aggregate liquidation preference of $159,704 as of December 31, 2018 and 2019, 52,286,631 shares issued and outstanding as of December 31, 2018 and 2019, respectively	156,175	156,175

Stockholders’ deficit
Common stock, $0.0001 par value, 75,000,000 shares authorized as of December 31, 2018 and 2019, 11,456,880 and 12,342,146 shares issued and outstanding as of December 31, 2018 and 2019, respectively	1	1
Additional paid-in capital	7,899	18,555
Accumulated deficit	(94,662)	(143,354)
Accumulated other comprehensive (loss) income	(13)	11

Total stockholders’ deficit	(86,775)	(124,787)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$147,399	$151,988

The accompanying notes are an integral part of the consolidated financial statements.

Poshmark, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Year Ended December 31,
	2018	2019
Net revenue	$148,305	$205,225

Costs and expenses:
Cost of net revenue, exclusive of depreciation and amortization	22,837	34,142
Operations and support	20,299	29,879
Research and development	15,484	25,033
Marketing	88,439	132,470
General and administrative	15,464	31,474
Depreciation and amortization	802	2,056

Total costs and expenses	163,325	255,054

Loss from operations	(15,020)	(49,829)
Interest income	1,096	1,677
Other expense, net	(460)	(366)

Loss before provision for income taxes	(14,384)	(48,518)
Provision for income taxes	91	174

Net loss attributable to common stockholders	$(14,475)	$(48,692)

Net loss per share attributable to common stockholders, basic and diluted	$(1.29)	$(4.01)

Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	11,215	12,151

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		$(0.75)

Weighted-average shares outstanding used to compute pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		64,438

The accompanying notes are an integral part of the consolidated financial statements.

Poshmark, Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

	Year Ended December 31,
	2018	2019
Net loss attributable to common stockholders	$(14,475)	$(48,692)
Other comprehensive (loss) income:
Change in foreign currency translation adjustment	—	(28)
Change in unrealized (losses) gains on marketable securities, net of tax	(13)	52

Total other comprehensive (loss) income	(13)	24

Comprehensive loss	$(14,488)	$(48,668)

The accompanying notes are an integral part of the consolidated financial statements.

Poshmark, Inc.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of January 1, 2018	52,286,631	$156,175	11,151,034	$1	$4,931	$(80,187)	$—	$(75,255)
Issuance of common stock upon exercise of stock options	—	—	305,846	—	303	—	—	303
Stock-based compensation	—	—	—	—	2,665	—	—	2,665
Other comprehensive loss	—	—	—	—	—	—	(13)	(13)
Net loss attributable to common stockholders	—	—	—	—	—	(14,475)	—	(14,475)

Balance as of December 31, 2018	52,286,631	156,175	11,456,880	1	7,899	(94,662)	(13)	(86,775)
Issuance of common stock upon exercise of stock options	—	—	885,266	—	889	—	—	889
Stock-based compensation	—	—	—	—	9,767	—	—	9,767
Other comprehensive income	—	—	—	—	—	—	24	24
Net loss attributable to common stockholders	—	—	—	—	—	(48,692)	—	(48,692)

Balance as of December 31, 2019	52,286,631	$156,175	12,342,146	$1	$18,555	$(143,354)	$11	$(124,787)

The accompanying notes are an integral part of the consolidated financial statements.

Poshmark, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2018	2019
Cash flows from operating activities
Net loss attributable to common stockholders	$(14,475)	$(48,692)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	802	2,056
Stock-based compensation	2,606	9,687
Loss on disposal of property and equipment	189	135
Change in fair value of redeemable convertible preferred stock warrant liability	438	475
Accretion of discounts and amortization of premiums on marketable securities, net	(305)	(1,008)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(441)	726
Other assets	(895)	(4,911)
Accounts payable	(3,155)	(5,776)
Funds payable to customers	21,475	22,264
Accrued expenses and other current liabilities	5,860	18,840
Long-term deferred rent and other liabilities	(48)	(539)

Net cash provided by (used in) operating activities	12,051	(6,743)

Cash flows from investing activities
Purchases of property and equipment	(1,636)	(4,190)
Purchases of marketable securities	(63,124)	(92,655)
Maturities of marketable securities	—	91,585

Net cash used in investing activities	(64,760)	(5,260)

Cash flows from financing activities
Proceeds from exercise of stock options	303	889

Net cash provided by financing activities	303	889

Effect of foreign exchange rate changes on cash and cash equivalents	—	(34)
Net decrease in cash and cash equivalents	(52,406)	(11,148)
Cash and cash equivalents
Beginning of year	126,872	74,466

End of year	$74,466	$63,318

Supplemental cash flow data
Cash paid for income taxes	$16	$9
Purchases of property and equipment not yet settled	210	—
Stock-based compensation capitalized to internal use software	59	80
Deferred offering costs included in accounts payable and accrued expenses and other accrued liabilities	120	—
Landlord funded leasehold incentives	—	5,658

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization

Description of Business

Poshmark, Inc. (the Company) was incorporated in the state of Delaware with headquarters in Redwood City, California, and has wholly owned subsidiaries based in Chennai, India, Vancouver, Canada, and New South Wales, Australia. The Company is a social marketplace that combines the human connection of a physical shopping experience with the scale, reach, ease, and selection benefits of eCommerce. In doing so, the Company brings the power of community to buying and selling online. Pairing technology with the inherent human desire to socialize, the Company creates passion and personal connections among users.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. Since inception, the Company has incurred net losses. During the year ended December 31, 2019, the Company incurred a net loss of $48.7 million. At December 31, 2019, the Company had an accumulated deficit of $143.4 million. The Company has historically financed its operations primarily through the issuance and sale of redeemable convertible preferred stock and through the issuance of debt. Management expects that operating losses and negative cash flows from operations may continue in the foreseeable future as the Company continues to invest in the expansion of its operations. While the Company believes that its current cash, cash equivalents, and marketable securities are adequate to meet its needs for a one-year period from the date these consolidated financial statements are issued, the Company may need to borrow funds or raise additional equity to achieve its longer-term business objectives.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

For the foreign subsidiary where the U.S. dollar is the functional currency, gains and losses from remeasurement of foreign currency balances into U.S. dollars are included in the consolidated statements of operations. For the foreign subsidiary where the local currency is the functional currency, translation adjustments of foreign currency financial statements into U.S. dollars are recorded as a separate component of accumulated other comprehensive loss. Foreign currency transaction gains and losses have not been material for all periods presented.

Unaudited Pro Forma Net Loss per Share Attributable to Common Stockholders

The numerator in the unaudited pro forma basic and diluted net loss per share calculation has been adjusted to remove gains or losses resulting from the remeasurement of the redeemable convertible preferred stock warrant liability as the warrants will be converted into warrants to purchase common stock and the related redeemable convertible preferred stock warrant liability is assumed to be reclassified to additional paid-in capital in conjunction with the IPO.

Unaudited pro forma basic and diluted net loss per share attributable to common stockholders is computed to give effect to the automatic conversion of 52,286,631 shares of outstanding redeemable convertible preferred stock into 52,286,631 shares of common stock in connection with the IPO. The Company used the if-converted method as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later. The vesting of RSUs with both service-based and performance-based vesting conditions has been excluded from the pro forma basic and diluted net loss per share calculations as the amounts are not material to the calculations.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the related disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the periods presented. Estimates include the fair value of financial instruments, capitalization and estimated useful life of internal-use software, allowance for expected chargeback losses, estimates related to credits, incentives and refunds issued to customers, valuation of the redeemable convertible preferred stock warrant liability, stock-based compensation, and valuation of deferred income tax assets and the uncertain tax position. To the extent there are material differences between these estimates, judgments or assumptions and actual results, the consolidated financial statements will be affected.

Segment Information

The Company’s Chief Executive Officer is the Company’s Chief Operating Decision Maker (CODM). The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Company has determined that it has one operating and reportable segment.

During the year ended December 31, 2018, the Company did not generate any net revenue outside of the United States. During the year ended December 31, 2019, the Company generated net revenue of $1.1 million from its Canadian subsidiary which began operations in May of 2019.

As of December 31, 2018 and 2019, the Company did not have material assets located outside of the United States.

Revenue Recognition

The Company recognizes revenue when it satisfies its performance obligations. The Company considers both sellers and buyers to be customers. The Company generates revenue from sellers for fees earned when sellers sell items they have listed on the Company’s platform to buyers. The Company generates revenue from buyers for fees earned when they purchase shipping labels used for delivery of the items purchased. The Company periodically reassesses its revenue recognition policies as new offerings become material, and business models evolve. The Company recognizes revenue net of estimated returns and cancellations based on its historical experience. Transactions may be cancelled by a buyer or seller in certain circumstances.

The Company enters into the Terms of Service (TOS) with buyers and sellers to use the Company’s technology platform. The TOS governs these parties’ use of the platform, including payment terms for the buyer and the seller and services to be provided by the Company. Under the TOS, upon the buyer’s purchase from the seller, the Company, buyer, and seller are committed to perform and enforceable rights and obligations are established.

Sellers

Sellers are able to list their items for sale on the Company’s platform at no charge. The Company charges a fee upon the sale of items listed on its platform. The fee is a fixed dollar amount for orders under a certain value, and a fixed percentage of the final sales price of the item for orders greater than that. The service the Company provides to sellers includes the facilitation of the sale of their items as well as certain ancillary activities such as payment processing and authentication (for luxury items). These activities comprise a single performance obligation to sellers, which is to facilitate the sale of the listed items between sellers and buyers on the Company’s platform (sale facilitation).

The Company evaluates the presentation of revenue from sellers on a gross or net basis based on whether it acts as a principal or an agent in the sale of listed items between sellers and buyers. The Company does not control the listed items at any time prior to the transfer of such items to buyers. The Company acts as an agent in facilitating the sale of items from sellers to buyers by allowing them to connect and interact on the Company’s platform. The Company is not primarily responsible for fulfillment of purchased items, does not have inventory risk, and does not set the price for the listed item. As such, the Company reports revenue from sellers on a net basis to reflect the fees received from sellers.

Revenue is recognized at the point in time the Company satisfies its performance obligation to facilitate the sale of a listed item. This occurs when both the seller and the buyer agree to a sale and the payment is processed on the Company’s platform. For luxury items authenticated by the Company, sale facilitation revenue is recognized when the Company authenticates and arranges for shipment of the items to the buyer, as this is the point in time a sale is finalized and the Company has satisfied its performance obligation.

Buyers

When a sale is finalized, the buyer purchases a shipping label from United States Postal Service (USPS), through the Poshmark platform. The Company emails the shipping label to the seller and the seller ships the item to the buyer through the shipping provider, USPS. The Company does not purchase the shipping label on behalf of the buyer until after the buyer has purchased an item and has remitted payment. As a result, the Company has one performance obligation to buyers, which is to facilitate the sale of shipping labels to buyers for delivery of items purchased on the Company’s platform (shipping facilitation).

The Company evaluates the presentation of revenue from buyers on a gross or net basis based on whether it acts as a principal or an agent in shipment of listed items between sellers and buyers. The Company does not control the shipping service, which is provided by the shipping provider. The Company is not primarily responsible for shipping and it does not assume any of the risks for the items shipped such as risk of damage or loss during shipping. The Company acts as an agent of the buyer in facilitating the shipping. As such, the Company reports revenue on a net basis which is the difference between the shipping fee paid by the buyer and the cost of shipping labels paid to the shipping provider.

Revenue from shipping facilitation is recognized upon transfer of the shipping label to the seller on behalf of the buyer.

The Company estimates chargebacks based on historical collectability rates. The Company records a reserve for chargebacks in accrued expenses and other accrued liabilities with an offset to general and administrative expenses. Chargebacks have not been material for all periods presented.

Sales tax and other amounts collected on behalf of third parties are excluded from the transaction price.

Incentives

Under the referral program, an existing user (the referrer) earns an incentive (Posh Credit) when a new user (the referee) first buys an item on the Company’s platform. Posh Credits are not redeemable for cash and can only be applied for purchases on the Company’s platform. The Company records the incentive to the referrer, which is in exchange for a distinct referral service, as a liability at the time the incentive is earned by the referrer with a corresponding charge recorded to marketing expense in the consolidated statements of operations.

Credits and incentives issued to existing users for referring new users are contingent upon a new user completing an initial purchase on the Company’s platform and represent an incremental cost of obtaining a contract with a customer. The Company expenses such new user referral incentives as marketing expense when the referral incentives are earned because the amortization period would be one year or less.

The Company has several buyer incentive programs, which are offered to encourage buyer activity on the Company’s platform. These promotions reduce the fees for shipping facilitation charged by the Company. Accordingly, the Company records these incentives as a reduction to revenue from the buyer when the incentive is used by the buyer. Amounts in excess of cumulative shipping facilitation revenue earned are presented as marketing expense in the consolidated statements of operations.

The Company participates in certain joint incentive programs with sellers that are recorded as a reduction to the fees received from the seller.

The Company may elect to issue incentives to buyers for customer satisfaction purposes or for refunds. These incentives (which are in the form of Posh Credits) can be applied towards future orders and, thereby, results in a reduced fee earned by the Company from the buyer, or redeemable credits that can also be redeemed for cash. In cases where the seller performed as required by the Company’s TOS, the Company reduces shipping facilitation revenue earned on the transaction and any cumulative revenue earned from the same buyer for Posh Credits and redeemable credits granted. If the amount of the incentive exceeds cumulative revenues from the buyer, then the excess is presented as operations and support expense in the consolidated statements of operations. If refunds are provided in a case where the seller did not perform and the amount cannot be recovered from the seller, the refund is presented as a reduction of revenue. Referral incentives, joint incentives, refunds and buyer incentives are recorded in the consolidated statements of operations as follows for the periods indicated (in thousands):

	Year Ended December 31,
	2018	2019
Reduction to net revenue	$2,152	$4,748
Operations and support	4,325	5,020
Marketing	4,327	7,421

	$10,804	$17,189

Cost of Net Revenue

Cost of net revenue consists of costs associated with credit card processing, order transaction fees and hosting expenses associated with operating the Company’s platform. Cost of net revenue does not include depreciation and amortization.

Operations and Support

Operations and support expense primarily consists of personnel-related compensation costs, including stock-based compensation, incurred in providing support to users of the Company’s platform including authentication services that the Company provides. This expense also includes postage and shipping costs that the Company incurs primarily from order losses and cancellations, and credits and incentives issued to buyers for customer satisfaction purposes in excess of shipping facilitation revenue.

Research and Development

Research and development expense primarily consist of compensation expenses for engineering, product development, and design employees, including stock-based compensation, expenses associated with ongoing improvements to, and maintenance and testing of the Company’s platform including website, mobile apps, and other products. Research and development expenses are expensed as incurred.

Marketing

Marketing expense primarily consists of expenses associated with personnel-related compensation costs, including stock-based compensation, and other costs related to public relations, marketing events known as Posh

Parties, and business development. These expenses also include promotional credits and incentives issued to buyers to encourage buyer activity on the platform in excess of shipping facilitation revenue, and costs of referral incentives for new user acquisition. User acquisition costs primarily consist of costs associated with acquiring new users by advertising on channels such as Google, Facebook, Instagram and television.

Advertising costs are expensed as incurred. Advertising expenses were $76.5 million and $114.1 million for the years ended December 31, 2018 and 2019, respectively.

General and Administrative

General and administrative expense consists primarily of employee related costs including stock-based compensation for those employees associated with executive management and administrative services such as legal, human resources, information technology, accounting, and finance, and all related costs associated with the Company’s facilities such as rent and office administration. These expenses also include certain third-party consulting services, facilities, information technology shared services, meals and other corporate costs not allocated to other expense categories.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held in checking and savings accounts as well as investments in money market funds and commercial paper with maturities of ninety days or less. The Company considers all highly-liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents as these are readily convertible to known amounts of cash and so near their maturity that they present an insignificant risk of changes in the value. Resulting from the Company’s change in accounting policy as of January 1, 2019, amounts receivable from credit card processors of $6.0 million and $7.3 million as of December 31, 2018 and 2019, respectively, are considered cash equivalents because they were both short-term and highly liquid in nature and are typically converted to cash approximately three to five business days from the date of the underlying transaction. Prior to January 1, 2019, amounts receivable from credit card processors was presented separately from cash and cash equivalents on the consolidated balance sheets. Presentation for the year ended December 31, 2018 was reclassified to conform to the change in policy.

Marketable Securities

The Company has investments in various marketable securities which are classified as available for sale. The Company determines the appropriate classification of marketable securities at the time of purchase and reevaluates such determination at each balance sheet date. The investments are adjusted for amortization of premiums and discounts to maturity and such amortization is included in interest income in the consolidated statements of operations. The investments are classified as current based on the nature of the investments and their availability for use in current operations.

Unrealized gains or losses are recorded, net of estimated taxes, in accumulated other comprehensive income (loss), a component of stockholders’ deficit. Realized gains and losses are recognized upon sale and are included in interest income in the consolidated statements of operations. The cost of securities sold is based on the specific-identification method.

The Company periodically evaluates its investments for impairment due to declines in market value considered to be “other-than-temporary.” This evaluation consists of several qualitative and quantitative factors, including the Company’s ability and intent to hold the investment until a forecasted recovery occurs, as well as any decline in the investment quality of the security and the severity and duration of the unrealized loss. In the event of a determination that a decline in market value is other-than-temporary, the Company will recognize an impairment loss, and a new cost basis in the investment will be established. For the years ended December 31, 2018 and 2019, the Company has not recorded any impairment losses related to its marketable securities.

Property and Equipment, net

Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of the respective assets. Repair and maintenance costs are expensed as incurred. Leasehold improvements and landlord funded leasehold incentives are recorded at cost and are amortized over the shorter of the remaining operating lease term or the useful lives of the assets. The amortization of these assets is included in depreciation expense in the consolidated financial statements. The estimated useful lives of property and equipment are as follows:

Useful Life (in years)
Computer equipment and software, including internal use software	3
Furniture and fixtures	5
Leasehold improvements	Shorter of lease term or estimated useful life

Internal Use Software

The Company capitalizes certain costs associated with website development and software for internal use. The costs incurred in the preliminary stages of website and software development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental and deemed by management to be significant, are capitalized and amortized on a straight-line basis over the estimated life of the asset. Maintenance and enhancement costs, including those costs in the post-implementation stages, are typically expensed as incurred, unless such costs relate to substantial upgrades and enhancements to the website or software that result in added functionality which are capitalized and amortized over their estimated useful lives. Capitalized costs are included in property and equipment, net on the consolidated balance sheets.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, comprised primarily of property and equipment, for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of these assets is measured by comparing the carrying amounts to the future undiscounted cash flows these assets are expected to generate. If the total of the future undiscounted cash flows are less than the carrying amount of an asset, an impairment charge is recorded for the amount by which the carrying amount of the asset exceeds the fair value. The Company has determined that there were no events or changes in circumstances that indicated its long-lived assets were impaired during the years ended December 31, 2018 and 2019.

Redeemable Convertible Preferred Stock Warrant Liability

Freestanding warrants to purchase shares of redeemable convertible preferred stock are classified as liabilities on the consolidated balance sheets at their estimated fair value because the underlying shares of redeemable convertible preferred stock are contingently redeemable and, therefore, may obligate the Company to transfer assets at some point in the future. Warrants to purchase shares of redeemable convertible preferred stock are recorded at fair value upon issuance and remeasured to fair value at each reporting period through other expense, net in the consolidated statements of operations. The redeemable convertible preferred stock warrant liability will continue to be adjusted for changes in fair value until the earlier of the expiration or exercise of the warrants. In the event that the warrants become warrants on common stock, the Company will reassess the warrants to determine if they are eligible for equity classification and no further remeasurement to fair value is required. Upon the closing of an underwritten public offering of common stock under the Securities Act of 1933 in which the valuation of the common stock immediately prior to such offering is equal to (x) the quotient of

(a) at least $1.1 billion, divided by (b) the total number of shares of common stock outstanding on a fully diluted basis, and (y) the gross proceeds to the Company are not less than $120 million, or upon approval of holders of a majority of the outstanding redeemable convertible preferred stock, or upon approval of holders of a majority of the outstanding redeemable convertible preferred stock (Qualified IPO), the warrants become exercisable for shares of common stock and will be reclassified into additional paid-in capital.

Fair Value of Financial Instruments

The Company measures its financial assets and liabilities at fair value at each reporting date using a fair value hierarchy that requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs that are used to measure fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Other inputs that are directly or indirectly observable in the market.

Level 3—Unobservable inputs that are supported by little or no market activity.

The carrying value of cash equivalents, accounts payable, funds payable to customers, accrued expenses and other current liabilities approximate their fair value due to their short period of receipt of payment and expected settlement. Refer to Note 3 for information regarding the fair value of the Company’s marketable securities.

The fair value of the redeemable convertible preferred stock warrant liability was estimated using a hybrid between a probability-weighted expected return method (PWERM) and option pricing model (OPM), estimating the probability weighted value across multiple scenarios, while using an OPM to estimate the allocation of value within one or more of these scenarios. The significant unobservable inputs into the valuation model used to estimate the fair value of the redeemable convertible preferred stock warrants include the timing of potential events, such as a Qualified IPO and other liquidity events and their probability of occurring, the selection of guideline public company multiples, a discount for the lack of marketability of the preferred and common stock, the projected future cash flows, and the discount rate used to calculate the present-value of the estimated equity value allocated to each share class.

Funds Payable to Customers

Funds payable represents amounts payable to customers upon their request and are comprised of redeemable balances due to sellers based on completed transactions, redeemable credits granted to customers and funds held on behalf of the buyers for unsettled transactions for orders placed through the Company’s platform.

Leases

The Company leases office space under non-cancelable operating lease agreements. Certain of these arrangements have free rent, escalating rent payment provisions, and landlord funded leasehold incentives. Rent expense is recorded on a straight-line basis over the lease term. If a lease provides for fixed escalations of the minimum rental payments, the difference between the straight-line rent charged to expense and the amount payable under the lease is recorded as deferred rent in accrued expenses and other current liabilities, and other liabilities. Landlord funded leasehold incentives is recorded as deferred rent in accrued expenses and other current liabilities, and long-term portion of deferred rent and other liabilities and recognized as an offset to rent expense using the straight-line method over the lease term.

Stock-Based Compensation

The Company has granted stock-based awards consisting of stock options and RSUs to employees and consultants.

RSUs vest upon the satisfaction of both time-based service and performance-based conditions. The time-based vesting condition for the majority of these awards is satisfied over four years. The performance-based vesting condition is satisfied upon the occurrence of a qualifying event, which is generally defined as a change in

RSUs vest upon the satisfaction of both time-based service and performance-based conditions. The time-based vesting condition for the majority of these awards is satisfied over four years. The performance-based vesting condition is satisfied upon the occurrence of a qualifying event, which is generally defined as a change in control transaction or the effective date of a Qualified IPO. Because no qualifying event has occurred, the Company has not recognized any stock-based compensation expense for the RSUs. In the period in which the Company’s qualifying event is probable, the Company will record a cumulative one-time stock-based compensation expense determined using the grant-date fair values and the accelerated attribution method. Stock-based compensation related to remaining time-based service after the qualifying event will be recorded over the remaining requisite service period using the accelerated attribution method. RSUs granted after the performance condition occurs will continue to be measured using the grant date fair values and will be amortized on a straight-line basis over the service period.

Stock-based compensation expense for employee stock options is measured based on the grant-date fair value of the awards and is recognized in the consolidated statements of operations on a straight-line basis over the requisite service period, net of forfeitures. Forfeitures are recognized as they occur.

The Company estimates the fair value of stock options granted to employees and directors using the Black-Scholes option-pricing model. The Black-Scholes model considers several variables and assumptions in estimating the fair value of stock-based awards. These variables include:

•	per share fair value of the underlying common stock;

•	exercise price;

•	expected term;

•	risk-free interest rate;

•	expected annual dividend yield; and

•	expected stock price volatility over the expected term.

For all stock options granted, the expected term is calculated using the simplified method. The Company has no publicly available stock information and, therefore, uses the historical volatility of the stock price of similar publicly traded peer companies to estimate volatility of equity awards granted. The risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon issues similar in duration to the expected term of the equity-settled award.

The fair value of the shares of common stock underlying the stock options has historically been determined by the board of directors as there was no public market for the common stock. The board of directors determines the fair value of the Company’s common stock by considering a number of objective and subjective factors including: contemporaneous third-party valuations of the Company’s common stock, the valuation of comparable companies, sales of redeemable convertible preferred stock to unrelated third-parties, the Company’s operating and financial performance, the lack of liquidity of common stock, and general and industry specific economic outlook, amongst other factors.

Deferred Offering Costs

Deferred offering costs, which consist of direct incremental legal, consulting, banking and accounting fees relating to anticipated equity offerings, are capitalized and will be offset against proceeds upon the consummation of the offerings within stockholders’ equity (deficit). In the event an anticipated offering is terminated or significantly delayed, deferred offering costs will be immediately expensed. As of December 31, 2018, there was $0.1 million of capitalized deferred offering costs included in other assets on the consolidated balance sheets. During the year ended December 31, 2019, deferred offering costs amounting to $1.4 million were written off to operating expenses. There were no capitalized deferred offering costs recorded as of December 31, 2019.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are recorded based on the estimated future tax effects of differences between the financial statement and income tax basis of existing assets and liabilities. These differences are measured using the enacted statutory tax rates that are expected to apply to taxable income for the years in which differences are expected to reverse. The Company recognizes the effect on deferred income taxes of a change in tax rates in the period that includes the enactment date. The Company records a valuation allowance to reduce its deferred tax assets to the net amount that it believes is more-likely-than-not to be realized. Management considers all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing tax planning strategies in assessing the need for a valuation allowance.

The Company accounts for uncertainty in income taxes in accordance with accounting guidance on income taxes. The guidance provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits.

The calculation of the tax liabilities involves dealing with uncertainties in the application of complex tax law and regulations in a multitude of jurisdictions. The Company recognizes potential liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on an estimate of whether, and the extent to which, additional taxes and interest will be due. If an estimate of income tax liabilities proves to be less than the actual amount ultimately assessed, a further charge to expense would be required. If the payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when they determine the liabilities no longer exist.

The Company recognizes interest and penalties related to unrecognized tax benefits within the provision for income taxes line in the consolidated statements of operations. Accrued interest and penalties are included within the long-term portion of deferred rent and other liabilities line on the consolidated balance sheets.

Concentrations of Risk

The Company currently uses one carrier to handle all shipments, two gateways to process payments and one third-party vendor to host the Company’s information technology environment. A significant disruption in the operations of one of more of these vendors could have an adverse effect on the Company’s business, financial condition, and results of operations.

The majority of the Company’s cash and cash equivalents are held by one high-credit quality financial institution within the United States with balances maintained in excess of the FDIC insurance limits.

No customer accounted for 10% or more of the Company’s net revenue as of and for the years ended December 31, 2018 and 2019.

Net Loss Per Share Attributable to Common Stockholders

The Company follows the two-class method when computing net loss per common share when shares are issued that meet the definition of participating securities. The two-class method determines net income (loss) per common share for each class of common stock and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company’s redeemable convertible preferred stock contractually entitles the holders of such shares to participate in dividends but does not contractually require the holders of such shares to participate in the Company’s losses. For periods in which the Company reports net losses, diluted net loss per common share attributable to common stockholders is the same as basic net loss per common share attributable to common stockholders, because potentially dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

JOBS Act Accounting Election

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Recently Adopted Accounting Pronouncements

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718), which simplifies several aspects of the accounting for share-based payment transactions. This standard requires companies to record excess tax benefits and tax deficiencies as income tax benefit or expense in the statement of operations when the awards vest, or are settled, and eliminates the requirement to reclassify cash flows related to excess tax benefits from operating activities to financing activities on the statement of cash flows. This standard also allows an entity to make an accounting policy election to either estimate expected forfeitures or to account for them as they occur. The Company adopted this standard as of January 1, 2018, and elected to account for forfeitures as they occur. The implementation of this standard did not have a material impact on the Company’s consolidated results of operations, financial condition or cash flows.

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): Accounting for Certain Financial Instruments with Down Round Features. This standard updates the classification analysis of certain equity-linked financial instruments, or embedded features, with down round features, as well as clarify existing disclosure requirements for equity-classified instruments. When determining whether certain financial instruments should be classified as liabilities or equity instruments, a down round feature no longer precludes equity classification when assessing whether the instrument is indexed to an entity’s own stock. The Company adopted this standard as of January 1, 2018, which did not have a material impact on the Company’s consolidated results of operations, financial condition or cash flows.

In June 2018, the FASB issued ASU 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. This standard expands the scope of Topic 718, Compensation—Stock Compensation (which currently only includes share-based payments to employees) to include share-based payments issued to non-employees for goods or services. Consequently, the accounting for share-based payments to non-employees and employees will be substantially aligned. The Company early adopted this standard as of January 1, 2018, which did not have a material impact on the Company’s consolidated results of operations, financial condition or cash flows.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) and since that date, has issued several ASUs to further clarify certain aspects of ASU 2016-02 and provide entities with practical expedients that may be elected upon adoption. This standard requires lessees to recognize all leases, including operating leases, on the balance sheet as a right-of-use (ROU) asset and lease liability, unless the lease is a short-term lease. In July 2018, the FASB issued ASU 2018-11, Targeted Improvements – Leases (Topic 842). This update provides an alternative transition method that allows entities to elect to apply the standard prospectively at its effective date, versus recasting the prior periods presented. In June 2020, the FASB issued ASU 2020-05, deferring the effective date for one year for all other entities. The standard is effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For all other entities, this standard is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, with early adoption permitted. The Company plans to adopt this standard using the alternative transition method on January 1, 2022 and is currently evaluating the impact to the consolidated financial statements. At a minimum, total assets and total liabilities will increase upon adoption as the Company expects to record a ROU asset and a lease liability for its operating leases. The Company is currently evaluating the effect that implementation of this standard will have on its consolidated financial statements upon adoption.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This standard amended guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. For available for sale debt securities, credit losses will be presented as an allowance rather than as a write-down. In November 2019, the FASB issued ASU 2019-10, amending the effective dates. For public business entities that are U.S. Securities and Exchange Commission filers, this standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other entities, this standard is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted for all entities. The Company is currently assessing the impact of adopting this standard on its consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820). This standard modifies disclosure requirements related to fair value measurement and is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. Implementation on a prospective or retrospective basis varies by specific disclosure requirement. The standard also allows for early adoption of any removed or modified disclosures upon issuance while delaying adoption of the additional disclosures until their effective date. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. This standard aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The implementation costs incurred in a hosting arrangement that is a service contract should be presented as a prepaid asset in the balance sheet and expensed over the term of the hosting arrangement to the same line item in the statement of operations as the costs related to the hosting fees. For public business entities, this standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other entities, this standard is effective for fiscal years beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021. Early adoption is permitted for all entities including adoption in any interim period. The amendments should be applied either retrospectively or prospectively to all implementation costs incurred after adoption. The Company is currently assessing the impact of adopting this standard on its consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This amended guidance is intended to remove certain exceptions to the general principles in current U.S. GAAP, simplify areas such as franchise taxes, step-up in tax basis goodwill, separate entity financial statements and interim recognition of enactment of tax laws or rate changes. For public business entities, this standard is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. For all other entities, this standard is effective for fiscal years beginning after December 15, 2021, and interim periods within annual periods beginning after December 15, 2022. Early adoption is permitted for all entities including adoption in any interim period. The Company is currently assessing the impact of adopting this amended guidance on its consolidated financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020-06, Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40). This standard eliminates the beneficial conversion and cash conversion accounting models for convertible instruments. It also amends the accounting for certain contracts in an entity’s own equity that are currently accounted for as derivatives because of specific settlement provisions. In addition, the new guidance modifies how particular convertible instruments and certain contracts that may be settled in cash or shares impact the diluted EPS computation. Additionally, the amended guidance requires the application of the if-converted method for calculating diluted earnings per share and the treasury stock method will be no longer available. For public business entities, it is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years using the fully retrospective or modified retrospective method. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is currently evaluating the effect that implementation of this standard will have on its consolidated financial statements upon adoption.

3.	Supplemental Financial Statement Information

Cash Equivalents and Marketable Securities

The following tables summarize the cost or amortized cost, gross unrealized gains, gross unrealized losses and fair value of the cash equivalents and marketable securities as of December 31, 2018 and 2019 (in thousands):

	December 31, 2018
	Cost or Amortized Cost	Unrealized		Estimated Fair Value
		Gains	Losses
Cash equivalents(1)
Money market funds	$2,923	$—	$—	$2,923
Commercial paper	4,096	—	—	4,096
Marketable securities
Commercial paper	32,495	—	—	32,495
Corporate bonds	14,746	—	(13)	14,733
U.S. Treasury securities	16,188	—	—	16,188

Total	$70,448	$—	$(13)	$70,435

(1)	Included in cash and cash equivalents on the consolidated balance sheets as of December 31, 2018.

	December 31, 2019
	Cost or Amortized Cost	Unrealized		Estimated Fair Value
		Gains	Losses
Cash equivalents(1)
Money market funds	$6,609	$—	$—	$6,609
Marketable securities
Commercial paper	26,502	—	—	26,502
Corporate bonds	12,623	6	—	12,629
U.S. Treasury securities	26,382	33	—	26,415

Total	$72,116	$39	$—	$72,155

(1)	Included in cash and cash equivalents on the consolidated balance sheets as of December 31, 2019.

The weighted-average remaining maturity of the marketable securities was less than one year as of December 31, 2018 and 2019. As of December 31, 2018 and 2019, no individual security incurred continuous unrealized losses for greater than twelve months.

Property and Equipment, Net

Property and equipment, net consisted of the following as of the dates indicated (in thousands):

	December 31,
	2018	2019
Computer equipment and software	$546	$1,004
Internal use software	2,184	3,254
Furniture and fixtures	317	1,423
Leasehold improvements and incentives	758	7,262

Total property and equipment, gross	3,805	12,943
Less: Accumulated depreciation and amortization	(1,370)	(3,098)

Property and equipment, net	$2,435	$9,845

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following as of the dates indicated (in thousands):

	December 31,
	2018	2019
Accrued advertising	$3,649	$10,817
Accrued sales tax	535	7,320
Accrued compensation and benefits	3,009	4,097
Other accrued expenses and other current liabilities	7,231	10,582

Accrued expenses and other current liabilities	$14,424	$32,816

4.	Fair Value Measurements

The following tables set forth the financial instruments that were measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2018 and 2019 (in thousands):

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents(1)
Money market funds	$2,923	$—	$—	$2,923
Commercial paper	—	4,096	—	4,096
Marketable securities
Commercial paper	—	32,495	—	32,495
Corporate bonds	—	14,733	—	14,733
U.S. Treasury securities	—	16,188	—	16,188

Total	$2,923	$67,512	$—	$70,435

Liabilities
Redeemable convertible preferred stock warrant liability	$—	$—	$746	$746

(1)	Included in cash and cash equivalents on the consolidated balance sheets as of December 31, 2018.

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents(1)
Money market funds	$6,609	$—	$—	$6,609
Marketable securities
Commercial paper	—	26,502	—	26,502
Corporate bonds	—	12,629	—	12,629
U.S. Treasury securities	—	26,415	—	26,415

Total	$6,609	$65,546	$—	$72,155

Liabilities
Redeemable convertible preferred stock warrant liability	$—	$—	$1,221	$1,221

(1)	Included in cash and cash equivalents on the consolidated balance sheets as of December 31, 2019.

There were no transfers of financial assets or liabilities into or out of Level 1, Level 2 or Level 3 for the years ended December 31, 2018 and 2019.

5.	Commitments and Contingencies

Operating Leases

As of December 31, 2019, the Company’s future minimum lease payments under non-cancelable operating leases are as follows (in thousands):

2020	$4,024
2021	5,203
2022	5,778
2023	5,894
2024	2,662
2025	—

Total minimum lease payments	$23,561

For the years ended December 31, 2018 and 2019, rent expense was $2.5 million and $3.3 million, respectively.

The Company has entered into various non-cancelable operating lease agreements for certain offices with contractual lease periods expiring between 2020 and 2024. Under the terms of certain leases, the Company is committed to pay for certain taxes, insurance, maintenance and management expenses. Certain of these arrangements have free rent periods or escalating rent payment provisions, and the Company recognizes rent expense under such arrangements on a straight-line basis.

Purchase Commitments

As of December 31, 2019, the Company has non-cancelable contractual commitments of $15.3 million for network and cloud services in the ordinary course of business with varying expiration terms through October 31, 2022.

Litigation and Loss Contingencies

The Company accrues estimates for resolution of legal and other contingencies when losses are probable and estimable. From time to time, the Company may become a party to litigation and subject to claims incident to the ordinary course of business, including intellectual property claims, labor and employment claims, and threatened claims, breach of contract claims, tax and other matters. The Company currently has no material pending litigation.

Indemnifications

The Company enters into indemnification provisions under agreements with other parties in the ordinary course of business, including business partners, investors, contractors and the Company’s officers, directors and certain employees. The Company has agreed to indemnify and defend the indemnified party claims and related losses suffered or incurred by the indemnified party from actual or threatened third-party claim because of the Company’s activities or non-compliance with certain representations and warranties made by the Company. It is not possible to determine the maximum potential loss under these indemnification provisions due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances involved in each particular provision. To date, losses recorded in the consolidated statements of operations in connection with the indemnification provisions have not been material.

6.	Redeemable Convertible Preferred Stock

Redeemable convertible preferred stock as of December 31, 2018 and 2019, consists of the following (in thousands, except share and per share data):

	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference	Issue Price per Share	Carrying Value
Series A	9,482,060	9,441,596	$3,500	$0.37	$3,454
Series B	9,127,794	9,102,206	12,450	$1.37	12,394
Series B-1	3,952,429	3,952,429	6,265	$1.59	6,223
Series C	9,781,013	9,761,482	24,989	$2.56	24,936
Series C-1	9,578,544	9,578,544	25,000	$2.61	24,897
Series D	10,450,382	10,450,374	87,500	$8.37	84,271

Total	52,372,222	52,286,631	$159,704		$156,175

The holders of redeemable convertible preferred stock have various rights and preferences as follows:

Redemption

The holders of the Company’s redeemable convertible preferred stock have no voluntary rights to redeem shares. A liquidation or winding up of the Company, a change in control, or a sale of substantially all of the Company’s assets would constitute a redemption event, which may be outside of the Company’s control. Accordingly, these shares are considered contingently redeemable and are classified as temporary equity on the consolidated balance sheets.

Voting

Each share of redeemable convertible preferred stock has voting rights equal to an equivalent number of shares of common stock into which it is convertible. Such holder has full voting rights and powers equal to the voting rights and powers of the holders of common stock, and is entitled to notice of any stockholders’ meeting in accordance with the bylaws of the Company, and is entitled to vote, together with holders of common stock, with respect to any question upon which holders of common stock have the right to vote, except as required by law.

Dividends

The holders of Series A, B, B-1, C, C-1 and D redeemable convertible preferred stock are entitled to receive noncumulative dividends at the per annum rate of $0.0297, $0.1094, $0.1268, $0.2048, $0.2088 and $0.6698, respectively, when and if declared by the board of directors. The holders of redeemable convertible preferred stock are entitled to participate in dividends on common stock, when and if declared by the board of directors, based on the number of shares of common stock held on an as-converted basis. No dividends on redeemable convertible preferred stock or common stock have been declared by the Company’s board of directors from inception through December 31, 2019.

Election of the Board of Directors

For so long as at least 25% of the initially issued shares of Series A, Series B, Series C-1, and Series D redeemable convertible preferred stock remain outstanding (as adjusted for stock splits, stock dividends, recapitalizations and the like), the holders of record of the shares of the Series A, Series B, Series C-1, and Series D redeemable convertible preferred stock, exclusively and as a separate class, are entitled to elect one director of the Company.

Liquidation

In the event of any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, the holders of redeemable convertible preferred stock are entitled to receive on pari passu basis, an amount equal to the original issue price for such series of preferred stock, plus any declared but unpaid dividends prior and in preference to any distribution or payment to the holders of common stock. All remaining assets will then be distributed pro rata to holders of common stock. If the Company does not have enough assets and funds legally available for distribution to meet this requirement, all of the Company’s assets and funds available will be distributed ratably among the holders of redeemable convertible preferred stock in proportion to the preferential amount per share each such holder is otherwise entitled to receive. A liquidation event includes a sale, transfer or license of all or substantially all of its assets, a merger or consolidation with another entity, the transfer of 50% or more of its voting stock, or a liquidation, dissolution or winding up of the Company.

Conversion

Each share of preferred stock is convertible, at the option of the holder, into the number of fully paid and non-assessable shares of common stock on a one-for-one basis. The conversion prices of the redeemable convertible preferred stock will be adjusted for specified dilutive issuances, stock splits, combinations and noncash dividends.

The outstanding shares of redeemable convertible preferred stock automatically convert into common stock immediately upon the closing of a Qualified IPO.

7.	Redeemable Convertible Preferred Stock Warrants

Warrants to purchase the Company’s redeemable convertible preferred stock as of December 31, 2018 and 2019, consists of the following:

Issuance Date	Expiration Date	Issue Price per Share	Number of Shares	Class of Shares
December 1, 2011	December 1, 2021	$0.37	40,464	Series A
May 10, 2013	May 10, 2023	$1.37	25,588	Series B
May 22, 2015	May 22, 2025	$2.56	19,531	Series C

The following represent the changes in the liability relating to the redeemable convertible preferred stock warrants (in thousands):

Balance as of January 1, 2018	$308
Change in fair value	438

Balance as of December 31, 2018	746
Change in fair value	475

Balance as of December 31, 2019	$1,221

Refer to Note 2 for discussion of the significant inputs used to determine the fair value of the redeemable convertible preferred stock warrants.

8.	Common Stock

Common stock reserved for future issuance was as follows as of December 31, 2019:

Conversion of redeemable convertible preferred stock	52,286,631
Warrants to purchase redeemable convertible preferred stock	85,583
Options and RSUs issued and outstanding	9,024,393
Options and RSUs available for future grants	1,263,592

Total	62,660,199

9.	Stock-based Compensation Plan

2011 Stock Option and Grant Plan

In 2011, the Company adopted the 2011 Stock Option and Grant Plan (the Plan). The Plan provides for the granting of stock options and restricted shares to employees and non-employees (consultants) of the Company. Options granted under the Plan may be either incentive stock options or non-qualified stock options. Incentive stock options (ISO) may be granted only to the Company’s employees (including officers and directors who are also employees). Non-qualified stock options (NSO) may be granted to the Company’s employees and consultants.

Options issued under the Plan are granted at an exercise price of not less than 100% of the fair market value per share of the common stock on the grant date as determined by the board of directors. Options generally vest with respect to 25% of the shares one year after the options’ vesting commencement date, and the remainder vest in equal monthly installments over the following 36 months. Options have a maximum term of ten years. In the event of voluntary or involuntary termination of employment with the Company for any reason, with or without cause, all unvested options are forfeited and all vested options must be exercised within a 90-day period or they become forfeited, although the board of directors can approve an extension of the exercise period beyond the 90-day limit.

The following table summarizes option activity under the Plan for the year ended December 31, 2019:

	Outstanding Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value (thousands)
Balance as of December 31, 2018	7,290,572	$2.01	7.5	$63,841
Granted	2,350,089	11.58
Exercised	(885,266)	1.00
Forfeited and cancelled	(231,779)	4.94

Balances at December 31, 2019	8,523,616	$4.68	7.3	$88,249

Vested and expected to vest as of December 31, 2019	8,523,616	$4.68	7.3	$88,249
Vested and exercisable as of December 31, 2019	4,222,625	$1.68	6.0	$56,372

The stock price per share that was used to determine the aggregate intrinsic value of outstanding stock options as of December 31, 2018 and 2019 was $10.77 and $15.03, respectively. As of December 31, 2019, the stock price per share that was used to determine both the vested and expected to vest options and vested and exercisable options was $15.03.

The fair value of the shares of common stock underlying the stock options has historically been determined by the board of directors as there was no public market for the common stock. The board of directors determines the fair value of the Company’s common stock by considering a number of objective and subjective factors including: contemporaneous third-party valuations of the Company’s common stock, the valuation of comparable companies, sales of redeemable convertible preferred stock to unrelated third-parties, the Company’s operating and financial performance, the lack of liquidity of common stock, and general and industry specific economic outlook, amongst other factors.

The following table summarizes the outstanding and exercisable stock options as of December 31, 2019:

	Outstanding		Exercisable
	Number of Options	Weighted-Average Remaining Contractual Term (In Years)	Number of Options	Weighted-Average Remaining Contractual Term (In Years)
Exercise Price
$0.06	529,500	1.8	529,500	1.8
$0.09	76,533	2.7	76,533	2.7
$0.41	403,726	3.7	403,726	3.7
$0.53	98,064	4.4	98,064	4.4
$1.11	1,312,977	6.2	1,161,341	6.1
$1.52	1,904,175	7.3	1,230,978	7.3
$4.60	1,912,552	8.6	665,954	8.5
$10.77	1,831,000	9.0	55,226	9.0
$14.80	455,089	9.3	1,303	9.3

	8,523,616	7.3	4,222,625	6.0

The weighted-average fair value of stock options granted was $5.37 and $6.23 for the years ended December 31, 2018 and 2019, respectively. The total intrinsic value of options exercised during the years ended December 31, 2018 and 2019 was $2.7 million and $12.2 million, respectively.

As of December 31, 2019, the total unrecognized stock-based compensation costs related to unvested options outstanding was $19.2 million, to be recognized over a weighted-average period of 2.8 years.

Option to Purchase Common Stock

The Company previously issued an option to purchase 206,500 shares of the Company’s common stock to a non-employee outside of the Plan with an exercise price of $0.41 per share, which expires in November 2023. This option vested prior to January 1, 2017 and remains outstanding as of December 31, 2018 and 2019.

Restricted Stock Units

RSUs issued under the Plan vest upon the satisfaction of both time-based service and performance-based conditions. The performance-based vesting condition is satisfied upon the occurrence of a qualifying event, which is generally defined as a change in control transaction or the effective date of a Qualified IPO. RSUs granted to newly hired employees typically vest 25% on the first Company-established vest date after the first anniversary of the employee’s date of hire and ratably each quarter over the ensuing 12-quarter period for purposes of the service condition. The maximum term for RSUs granted under the Plan might not exceed seven years from the date of grant.

The following table summarizes RSU activity under the Plan for the year ended December 31, 2019:

	Number of Shares	Weighted- Average Grant Date Fair Value
Nonvested units as of December 31, 2018	—	$—
Granted	294,277	14.98
Vested	—	—
Forfeited and cancelled	—	—

Nonvested as of December 31, 2019	294,277	$14.98

As of December 31, 2019, the Company concluded that the liquidity event performance condition described above for the RSUs was not probable of being satisfied at such time. As a result, the Company did not recognize any compensation cost during the year ended December 31, 2019 for any RSUs granted. In the quarter in which the performance-based condition is achieved, the Company will begin recording stock-based compensation expense using the accelerated attribution method, net of forfeitures, based on the grant date fair value of the RSUs. As of December 31, 2019, there was $4.4 million of unrecognized stock-based compensation expense related to unvested RSUs. Of this amount, $0.6 million relates to RSUs for which the service-based vesting condition had been satisfied as of December 31, 2019, calculated using the accelerated attribution method and the grant date fair value of the awards.

Stock-Based Compensation

The assumptions used to value stock options granted for the periods indicated were as follows:

Year Ended December 31,
	2018	2019
Expected dividend yield	-	-
Expected volatility	39.7% - 41.8%	39.7% - 46.2%
Risk-free rate	2.7% - 3.0%	1.7% - 2.6%
Expected term (in years)	5.9 - 6.1	5.4 - 6.1
Fair value of common stock	$6.02 - $10.30	$12.79 - $14.99

Stock-based compensation expense is recorded in the consolidated statements of operations as follows for the periods indicated (in thousands):

	Year Ended December 31,
	2018	2019
Operations and support	$250	$689
Research and development	775	3,017
Marketing	400	1,306
General and administrative	1,181	4,675

Total	$2,606	$9,687

In February 2019, a select group of employees entered into secondary sale agreements to sell 1,090,562 common shares to new and existing stockholders of the Company at a purchase price of $17 per share, for an aggregate purchase price of $18.5 million. The purchase price was in excess of the fair value of such shares. As a result, during the year ended December 31, 2019, the Company recorded the excess of the purchase price above fair value of $2.4 million as stock-based compensation expense.

10.	Net Loss Per Share Attributable to Common Stockholders

The following table sets forth the computation of basic and diluted net loss per share for the periods indicated (in thousands, except per share data):

	Year Ended December 31,
	2018	2019
Net loss attributable to common stockholders	$(14,475)	$(48,692)
Weighted-average shares used in computing net loss per share, basic and diluted	11,215	12,151

Net loss per share attributable to common stockholders, basic and diluted	$(1.29)	$(4.01)

The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share for the dates indicated because including them would have had an anti-dilutive effect (in thousands):

	As of December 31,
	2018	2019
Redeemable convertible preferred stock (on as if-converted basis)	52,287	52,287
Warrants to purchase redeemable convertible preferred stock	86	86
Stock options and RSUs	7,497	9,024

Total	59,870	61,397

Unaudited Pro Forma Loss Per Share Attributable to Common Stockholders

The following table presents the calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the period indicated (in thousands, except per share data):

Year Ended December 31, 2019
Numerator
Net loss attributable to common stockholders	$(48,692)
Add: change in fair value of redeemable convertible preferred stock warrant liability	475

Net loss used in calculating pro forma earnings per share attributable to common stockholders, basic and diluted	$(48,217)

Denominator
Weighted-average shares used in computing net loss per common share, basic and diluted	12,151
Pro forma adjustment to reflect assumed conversion of redeemable convertible preferred stock	52,287

Weighted-average shares of common stock used in computing pro forma net loss per share attributable to common stockholders, basic and diluted	64,438

Pro forma net loss per share attributable to common stockholders, basic and diluted	$(0.75)

11.	Income Taxes

The components of the loss before provision for income taxes are as follows for the periods indicated (in thousands):

	Year Ended December 31,
	2018	2019
Domestic	$(14,693)	$(48,856)
Foreign	309	338

Total	$(14,384)	$(48,518)

The components of the provision for income taxes for the periods indicated are as follows (in thousands):

	Year Ended December 31,
	2018	2019
Current:
Federal	$—	$—
State	1	1
Foreign	90	173

Total current	91	174

Deferred:
Federal	—	—
State	—	—
Foreign	—	—

Total deferred	—	—

Provision for income taxes	$91	$174

The difference between income taxes computed at the statutory federal income tax rate and the provision for income taxes is attributable to the following (in thousands):

	Year Ended December 31,
	2018	2019
Income tax benefit at federal statutory rate	$(3,021)	$(10,189)
State and local taxes, net of federal benefit	(317)	(2,004)
Stock-based compensation	401	440
Change in valuation allowance	3,112	11,480
Research and development credits	(228)	(334)
Nondeductible professional fees	—	294
Other	144	487

Provision for income taxes	$91	$174

The significant components of the deferred tax assets and liabilities as of the periods indicated were as follows (in thousands):

	Year Ended December 31,
	2018	2019
Deferred tax assets
Net operating loss carryforwards	$18,445	$28,297
Tax credits carryforwards	1,516	2,190
Non-deductible accrued expenses	1,064	3,109
Stock-based compensation	225	271
Other, net	70	244

Total deferred tax assets	21,320	34,091
Less valuation allowance	(20,559)	(32,039)

Total net deferred tax assets	761	2,052

Deferred tax liabilities
State tax credit carryforwards	(163)	(224)
Depreciation and amortization	(49)	(1,623)
ASC 606 tax impact—481(a) adjustment	(549)	(205)

Total deferred tax liabilities	(761)	(2,052)

Net deferred tax assets (liabilities)	$—	$—

The Company believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a valuation allowance has been recorded. These factors include the Company’s history of net losses since its inception. Due to the Company’s history of losses it is more likely than not that its deferred tax assets will not be realized as of December 31, 2019. Accordingly, the Company has established a full valuation allowance on its net deferred tax assets. The valuation allowance increased by $3.1 million during the year ended December 31, 2018, primarily due to U.S. federal and state tax losses and credits incurred during the period. The valuation allowance increased by $11.5 million during the year ended December 31, 2019, primarily due to U.S. federal and state tax losses and credits incurred during the period.

The following is a summary of the net operating loss carryforwards at December 31, 2019 (in thousands):

	Expiration	Gross Carryforward	Tax Effected
Federal net operating loss carryforwards	2031 - 2037	$63,709	$13,379
2019 Federal net operating loss carryforwards	Indefinite	$50,158	10,533
State net operating loss carryforwards	2029 -2039	$66,395	4,385

Total net operating loss carryforwards			$28,297

In the event the Company experiences an ownership change within the meaning of Section 382 of the Internal Revenue Code (IRC), the Company’s ability to utilize net operating losses, tax credits and other tax attributes may be limited. The most recent analysis of the Company’s historical ownership changes was completed through December 31, 2019. Based on the analysis, the Company does not anticipate a current limitation on the tax attributes.

The Company also has research credit carryforwards of $2.2 million and $2.1 million for federal and state income tax purposes, respectively. The federal credit carryforward will begin to expire in 2031. The state research tax credits have no expiration date.

On December 22, 2017, the U.S. government enacted the Tax Cuts and Jobs Act, or the Tax Act, which significantly changed U.S. tax law. The Tax Act enacted significant changes affecting the Company’s fiscal year 2017, by reducing the U.S. federal corporate tax rate. The Tax Act also establishes new tax provisions affecting the Company’s year ended December 31, 2018, including creating a new provision designed to tax global intangible low-tax income (GILTI).

The Company provides U.S. income taxes on the earnings of foreign subsidiaries, unless the subsidiaries’ earnings are considered indefinitely reinvested outside the U.S. As of December 31, 2019, there is no U.S. income tax impact of undistributed earnings from its foreign subsidiaries because such earnings have already been subject to U.S. tax under the mandatory deemed repatriation and GILTI. Any untaxed amount would not result in any material liability since they would be offset by federal and state net operating losses.

ASC 740, Income Taxes, requires companies to recognize the effect of the tax law changes in the period of enactment. However, the SEC staff issued Staff Accounting Bulletin 118 (SAB 118) which allowed companies to record provisional amounts during a measurement period not extending beyond one year from the Tax Act enactment date. During the fourth quarter of the year ended December 31, 2018, the Company completed the accounting for all of the impacts of the Tax Act and concluded that no SAB 118 measurement period adjustments needed to be recorded.

Reduction of U.S. Federal Corporate Tax Rate: The reduction of the corporate income tax rate under the Tax Act required companies to remeasure their deferred tax assets and liabilities as of the date of enactment. In accordance with the Tax Act and SAB 118, the Company recorded reductions to its deferred tax assets and corresponding decreases to the valuation allowance of $8.0 million as a result of the Company’s remeasurement of certain deferred tax assets and liabilities. Given the Company’s valuation allowance position on its net deferred tax assets, the remeasurement of its deferred tax assets and liabilities as of the date of enactment did not result in any income tax effects in the Company’s consolidated statements of operations.

GILTI: The Tax Act subjects a U.S. corporation to tax on its GILTI. U.S. GAAP allows companies to make an accounting policy election to either (1) treat taxes due on future GILTI inclusions in the U.S. taxable income as a current-period expense when incurred (period cost method) or (2) factoring such amounts into a company’s measurement of its deferred taxes (deferred method). The Company’s policy is to account for GILTI as a current-period expense when incurred.

A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows (in thousands):

	Year Ended December 31,
	2018	2019
Beginning balance	$1,049	$1,516
Gross increase for tax positions of current year	467	626
Gross increase for tax positions of prior years	—	48

Ending balance	$1,516	$2,190

As of December 31, 2019, the unrecognized tax benefit of $2.2 million, if recognized, will not affect the Company’s effective tax rate as these unrecognized tax benefits would increase deferred tax assets which are subject to a full valuation allowance. During the years ended December 31, 2018 and 2019, the Company did not recognize any accrued interest and penalties related to uncertain tax positions.

The amount of unrecognized tax benefits relating to the Company tax positions is subject to change based on future events including, but not limited to, the settlements of ongoing audits and/or the expiration of applicable statutes of limitations. Although the outcomes and timing of such events are highly uncertain, the Company does not anticipate any significant changes in the balance of gross unrecognized tax benefits over the next 12 months.

The Company is subject to taxation in the United States and various state and foreign jurisdictions. Earnings from non-U.S. activities are subject to local country income tax. The material jurisdictions in which the Company is subject to potential examination by taxing authorities include the United States and California. The Company remains subject to possible examination in various other jurisdictions that are not expected to result in material tax adjustments.

12.	Retirement Plans

The Company has a 401(k) retirement and savings plan made available to all United States employees. The 401(k) plan allows each participant to contribute up to an amount not to exceed an annual statutory maximum. The Company may, at its discretion, make matching contributions to the 401(k) plan. The Company is responsible for the administrative costs of the 401(k) plan and has not made any contributions to the 401(k) plan for all periods presented.

13.	Related Party Transactions

For the years ended December 31, 2018 and 2019, the Company purchased healthcare services in the amount of $0.4 million and $1.4 million, respectively, from certain entities affiliated with Jeffrey Epstein, a director of the Company. Mr. Epstein serves as a member of the board of directors of Kaiser Permanente. As of December 31, 2018 and 2019, $0.1 million each remained outstanding and is included in accounts payable on the accompanying consolidated balance sheets.

14.	Subsequent Events

Subsequent events have been evaluated through September 21, 2020, which is the date the 2019 consolidated financial statements were available for issuance.

In August 2020, the Company registered wholly owned subsidiary, Poshmark Pty Ltd, in New South Wales, Australia.

Convertible Note Financing

In September 2020, the Company issued senior unsecured convertible promissory notes (Convertible Notes) pursuant to the Senior Unsecured Convertible Note Purchase Agreement (Note Purchase Agreement), dated as of September 15, 2020 (Effective Date), among the Company and the Purchasers (as defined therein). The aggregate principal amount of the Convertible Notes was $50.0 million due on September 14, 2023. The Convertible Notes do not accrue interest, except during the existence of an event of default related to non-payment of the obligations under the Convertible Notes at maturity or upon acceleration.

In connection with a Qualified IPO, the Convertible Notes will convert into shares of the Company’s common stock. The Convertible Notes will convert into the Company’s common stock with a discount rate applied to the listing price of the Qualified IPO. The discount on the listing price upon conversion provided to the Purchasers will be 15% or 20%, depending on if the conversion occurs within one year or two years of the Convertible Notes issuance, respectively. If the conversion occurs on the second anniversary of the Convertible Notes issuance or later, the discount rate increases to 25%. In addition, upon the consummation of certain change of control events the Company would be required to prepay the Convertible Notes at par plus an applicable premium.

The Convertible Notes may not be voluntarily redeemed by the Company prior to the maturity date. If the Convertible Notes are not converted or redeemed prior to the maturity date, the Company must pay the noteholders an exit fee equal to 33.3% of the outstanding principal balance of the Convertible Notes at maturity. If the Convertible Notes are accelerated following the occurrence and during the continuance of an event of default pursuant to the terms of the Note Purchase Agreement, the outstanding obligations under the Convertible Notes will be accelerated, and the Company will be required to pay an applicable premium.

Under the terms of the Convertible Notes, the Company and its subsidiaries are subject to certain covenants that restrict their ability to incur indebtedness or liens or other encumbrances, consummate a merger or acquisition, make certain dividends, distributions or other payments in respect of equity interests, engage in transactions with affiliates, make investments or consummate asset sales, in each case, subject to certain exclusions and exceptions.

The Convertible Notes are subject to events of default upon, among other triggers, non-payment of note obligations when due, failure to deliver shares upon conversion, failure to comply with the covenants and obligations in the note documents, cross-defaults to other material indebtedness, material monetary judgments, certain bankruptcy or insolvency events, breach of representations of warranties, attachment, seizure, levy or court ordered restraint on a material portion of the assets of the Company and its subsidiaries, and notice of foreclosure or exclusive control of any deposit or securities account with a material balance. Upon the occurrence of an event of default that has not been waived or cured within the applicable cure period, the majority in interest of the holders of the Convertible Notes may accelerate the outstanding obligations under the Convertible Notes.

In accounting for the issuance of the Convertible Notes, the Company evaluated the criteria outlined in ASC 825, Financial Instruments (ASC 825) and ASC 815, Derivatives and Hedging (ASC 815) and has concluded that the Convertible Notes represent a recognized financial liability that is eligible for the fair value option under ASC 825. Accordingly, on initial recognition, the Company has irrevocably elected to apply the fair value option to account for its Convertible Notes in lieu of separation of various embedded derivative features from the Convertible Notes pursuant to the guidance in ASC 815-15. Under the fair value option prescribed in ASC 825, the Company will record the Convertible Notes at fair value with subsequent changes in fair value recorded in the consolidated statement of operations in other income (expense), net, with the exception of changes in fair value due to instrument-specific credit risk of the Company which are required to be recognized in other comprehensive income. As a result of applying the fair value option, direct costs and fees of $0.3 million related to the Convertibles Note will be recognized in earnings as incurred and will not be deferred.

Stock-Based Awards

In March, May and August 2020, the Company granted 168,720 RSUs, 549,362 RSUs and 1,131,256 RSUs, respectively, with a weighted-average grant date fair value of $15.08, $18.06 and $21.03, respectively. The RSUs are subject to both a service-based vesting condition, which is generally satisfied over four years, and a liquidity event-related performance vesting condition.

In August 2020, the Company’s board of directors approved an increase of 1,000,000 in the number of shares of common stock reserved for issuance under the 2011 Plan. In addition, the Canadian Subplan and Australian Subplan was established under the Company’s 2011 Stock Plan.

In August 2020, a select group of employees entered into sale agreements to sell 647,802 common shares to existing stockholders of the Company. Any premium paid by existing stockholders in excess of the fair value of the common stock sold will be recorded as stock-based compensation expense during the nine months ended September 30, 2020.

In September 2020, the Company granted 195,556 stock options which are expected to vest and incur recognition of the related stock-based compensation expense over a four-year term.

COVID-19

On March 27, 2020, the President of the United States signed into law the Coronavirus Aid, Relief, and Economic Security Act (H.R. 748) (the Cares Act). Among the changes to the U.S. federal income tax rules, the Cares Act, restores net operating loss carryback that were eliminated by 2017 tax reform and increases the limit on the deduction for net interest expense. While the Company’s analysis of the Cares Act’s impact on its cash tax liability and financial position has not identified any overall material adverse effect, the Company is still finalizing its assessment of the impact of this new legislation on the consolidated financial statements and related disclosures.

On August 8, 2020, the President of the United States signed a series of executive orders expanding coronavirus economic relief to Americans. The president’s four orders extend unemployment benefits, provide a payroll tax holiday, defer student loan payments through 2020 and extend the federal moratorium on evictions. While the Company’s analysis of the new legislation’s impact on its cash tax liability and financial position has not identified any overall material adverse effect, the Company is still finalizing its assessment of the impact of this new legislation on the consolidated financial statements and related disclosures.

Poshmark, Inc.

Poshmark, Inc.

Condensed Consolidated Balance Sheets

(in thousands)

(unaudited)

	December 31, 2019	September 30, 2020	Pro Forma September 30, 2020
			(Note 2)
Assets
Current assets
Cash and cash equivalents	$63,318	$216,558
Marketable securities	65,546	30,409
Prepaid expenses and other current assets	7,155	8,433

Total current assets	136,019	255,400
Property and equipment, net	9,845	8,889
Other assets	6,124	5,279

Total assets	$151,988	$269,568

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ (Deficit) Equity
Current liabilities
Accounts payable	$7,574	$13,339
Funds payable to customers	73,863	105,523
Accrued expenses and other current liabilities	32,816	33,820

Total current liabilities	114,253	152,682
Redeemable convertible preferred stock warrant liability	1,221	1,721	—
Long-term portion of deferred rent and other liabilities	5,126	5,306
Convertible notes	—	50,750	—

Total liabilities	120,600	210,459
Commitments and contingencies (Note 5)
Redeemable convertible preferred stock, $0.0001 par value; 52,372,222 shares authorized as of December 31, 2019 and September 30, 2020, aggregate liquidation preference of $159,704 as of December 31, 2019 and September 30, 2020; 52,286,631 shares issued and outstanding as of December 31, 2019 and September 30, 2020; no shares issued and outstanding as of September 30, 2020, pro forma	156,175	156,175	—

Stockholders’ (deficit) equity
Common stock, $0.0001 par value, 75,000,000 shares authorized as of December 31, 2019 and September 30, 2020; 12,342,146 and 12,860,746 shares issued and outstanding as of December 31, 2019 and September 30, 2020, respectively; issued and outstanding as of September 30, 2020, pro forma	1	1	6
Additional paid-in capital	18,555	25,596	249,552
Accumulated deficit	(143,354)	(122,448)	(137,997)
Accumulated other comprehensive income (loss)	11	(215)	19

Total stockholders’ (deficit) equity	(124,787)	(97,066)	$111,580

Total liabilities, redeemable convertible preferred stock and stockholders’ (deficit) equity	$151,988	$269,568

The accompanying notes are an integral part of these condensed consolidated financial statements.

Poshmark, Inc.

Condensed Consolidated Statements of Operations

(in thousands, except per share amounts)

(unaudited)

	Nine Months Ended September 30,
	2019	2020
Net revenue	$150,489		$192,760

Costs and expenses:
Cost of net revenue, exclusive of depreciation and amortization	24,345		31,924
Operations and support	21,295		27,871
Research and development	18,725		22,226
Marketing	95,928		65,449
General and administrative	23,548		21,321
Depreciation and amortization	1,412		2,130

Total costs and expenses	185,253		170,921

(Loss) income from operations	(34,764)		21,839
Interest income	1,305		540
Other expense, net
Change in fair value of convertible notes	—		(516)
Other, net	(357)		(732)

	(357)		(1,248)

(Loss) income before provision for income taxes	(33,816)		21,131
Provision for income taxes	130		225

Net (loss) income	$(33,946)		$20,906
Undistributed earnings attributable to participating securities	—		(12,776)

Net (loss) income attributable to common stockholders	$(33,946)		$8,130

Net (loss) income per share attributable to common stockholders, basic	$(2.81)		$0.65

Net (loss) income per share attributable to common stockholders, diluted	$(2.81)		$0.45

Weighted-average number of shares outstanding used to compute net (loss) income per share attributable to common stockholders, basic	12,093		12,433

Weighted-average number of shares outstanding used to compute net (loss) income per share attributable to common stockholders, diluted	12,093		18,016

Pro forma net income per share attributable to common stockholders, basic		$

Pro forma net income per share attributable to common stockholders, diluted		$

Weighted-average shares outstanding used to compute pro forma net income per share attributable to common stockholders, basic

Weighted-average shares outstanding used to compute pro forma net income per share attributable to common stockholders, diluted

The accompanying notes are an integral part of these condensed consolidated financial statements.

Poshmark, Inc.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(in thousands)

(unaudited)

	Nine Months Ended September 30,
	2019	2020
Net (loss) income	$(33,946)	$20,906
Other comprehensive income (loss):
Change in fair value of convertible notes related to instrument-specific credit risk	—	(234)
Change in foreign currency translation adjustment	—	35
Change in unrealized gains (losses) on marketable securities, net of tax	59	(27)

Total other comprehensive income (loss)	$59	$(226)

Comprehensive (loss) income	$(33,887)	$20,680

The accompanying notes are an integral part of these condensed consolidated financial statements

Poshmark, Inc.

Condensed Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share amounts)

(unaudited)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of December 31, 2018	52,286,631	$156,175	11,456,880	$1	$7,899	$(94,662)	$(13)	$(86,775)
Issuance of common stock upon exercise of stock options	—	—	850,304	—	828	—	—	828
Stock-based compensation	—	—	—	—	7,918	—	—	7,918
Other comprehensive income	—	—	—	—	—	—	59	59
Net loss	—	—	—	—	—	(33,946)	—	(33,946)

Balance as of September 30, 2019	52,286,631	$156,175	12,307,184	$1	$16,645	$(128,608)	$46	$(111,916)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of December 31, 2019	52,286,631	$56,175	12,342,146	$1	$18,555	$(143,354)	$11	$(124,787)
Issuance of common stock upon exercise of stock options	—	—	518,600	—	883	—	—	883
Stock-based compensation	—	—	—	—	6,158	—	—	6,158
Other comprehensive loss	—	—	—	—	—	—	(226)	(226)
Net income	—	—	—	—	—	20,906	—	20,906

Balance as of September 30, 2020	52,286,631	$156,175	12,860,746	$1	$25,596	$(122,448)	$(215)	$(97,066)

The accompanying notes are an integral part of these condensed consolidated financial statements

Poshmark, Inc.

Condensed Consolidated Statements of Cash Flows

(in thousands)

(unaudited)

	Nine Months Ended September 30,
	2019	2020
Cash flows from operating activities:
Net (loss) income	$(33,946)	$20,906
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	1,412	2,130
Stock-based compensation	7,864	6,083
Loss on disposal of property and equipment	133	3
Change in fair value of redeemable convertible preferred stock warrant liability	329	500
Change in fair value of convertible notes	—	516
Accretion of discounts and amortization of premiums on marketable securities, net	(811)	(125)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(3,239)	(5,396)
Other assets	(78)	845
Accounts payable	7,902	10,827
Funds payable to customers	16,343	31,660
Accrued expenses and other current liabilities	14,939	60
Long-term deferred rent and other liabilities	(586)	180

Net cash provided by operating activities	10,262	68,189

Cash flows from investing activities:
Purchases of property and equipment	(2,923)	(1,102)
Purchases of marketable securities	(83,609)	(67,929)
Maturities of marketable securities	81,435	75,957
Sales of marketable securities	—	27,208

Net cash (used in) provided by investing activities	(5,097)	34,134

Cash flows from financing activities:
Proceeds from exercise of stock options	828	883
Proceeds from borrowing on convertible notes	—	50,000

Net cash provided by financing activities	828	50,883

Effect of foreign exchange rate changes on cash and cash equivalents	—	34
Net increase in cash and cash equivalents	5,993	153,240

Cash and cash equivalents
Beginning of the period	74,466	63,318

End of the period	$80,459	$216,558

Supplemental cash flow data
Cash paid for income taxes	$—	$7
Stock-based compensation capitalized to internal use software	54	75
Deferred offering costs included in accounts payable and accrued expenses and other accrued liabilities	—	978
Landlord funded leasehold incentives	5,658	—
Convertible notes issuance cost included in accrued expenses and other accrued liabilities	—	157

The accompanying notes are an integral part of these condensed consolidated financial statements

Notes to Condensed Consolidated Financial Statements (unaudited)

1.	Organization

Description of Business

Poshmark, Inc. (the Company) was incorporated in the state of Delaware with headquarters in Redwood City, California, and has wholly owned subsidiaries based in Chennai, India, Vancouver, Canada, and New South Wales, Australia. The Company is a social marketplace that combines the human connection of a physical shopping experience with the scale, reach, ease, and selection benefits of eCommerce. In doing so, the Company brings the power of community to buying and selling online. Pairing technology with the inherent human desire to socialize, the Company creates passion and personal connections among users.

The accompanying unaudited condensed financial statements have been prepared assuming the Company will continue as a going concern. Since inception, the Company has incurred recurring losses, including a net loss of $33.9 million for the nine months ended September 30, 2019. The Company generated net income of $20.9 million for the nine months ended September 30, 2020. The Company had an accumulated deficit of $143.4 million and $122.4 million as of December 31, 2019 and September 30, 2020, respectively. The Company has historically financed its operations primarily through the issuance and sale of redeemable convertible preferred stock and through the issuance of convertible debt. While the Company believes that its current cash, cash equivalents, and marketable securities are adequate to meet its needs for a one-year period from the date these condensed consolidated financial statements are issued, the Company may need to borrow funds or raise additional equity to achieve its longer-term business objectives.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. For the foreign subsidiary where the U.S. dollar is the functional currency, gains and losses from remeasurement of foreign currency balances into U.S. dollars are included in the condensed consolidated statements of operations. For the foreign subsidiary where the local currency is the functional currency, translation adjustments of foreign currency financial statements into U.S. dollars are recorded as a separate component of accumulated other comprehensive income (loss). Foreign currency transaction gains and losses have not been material for all periods presented.

The unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2019.

There have been no material changes in significant accounting policies as described in the Company’s consolidated financial statements for the year ended December 31, 2019, except for the addition of the convertible notes policy.

Unaudited Interim Condensed Consolidated Financial Information

The accompanying interim condensed consolidated balance sheet as of September 30, 2020, the condensed consolidated statements of operations and of comprehensive income (loss), redeemable convertible preferred stock and stockholders’ deficit, and of cash flow for the nine months ended September 30, 2019 and 2020, are unaudited. These interim condensed consolidated financial statements have been prepared on a basis consistent with the annual consolidated financial statements and, in the opinion of management, include all adjustments necessary to fairly state the Company’s financial position as of September 30, 2020, and the results of the Company’s operations, and cash flows for the nine months ended September 30, 2019 and 2020. The financial data and other financial information disclosures in the notes to these condensed consolidated financial statements related to the nine month period are also unaudited.

Unaudited Pro Forma Balance Sheet

The unaudited pro forma balance sheet as of September 30, 2020, assumes all shares of the Company’s redeemable convertible preferred stock had automatically converted into an aggregate of 52,286,631 shares of its common stock upon the completion of a qualifying initial public offering (IPO). The shares of common stock issuable and the proceeds the Company expect to receive upon the completion of a qualifying IPO are excluded from such pro forma financial information. The unaudited pro forma balance sheet information also assumes the conversion of outstanding warrants to purchase shares of redeemable convertible preferred stock into warrants to purchase shares of common stock and the resultant reclassification of the warrant liability of $1.7 million to additional paid-in capital upon the completion of the IPO and assumes that the warrants to purchase shares of common stock qualify for equity classification. In addition, it assumes the automatic conversion of the Company’s outstanding convertible notes into              shares of common stock, assuming the conversion of $50.0 million principal amount as of September 30, 2020 at a conversion price equal to 85% of the midpoint of the estimated offering price range associated with the offering of the Company’s common stock. In connection with the assumed conversion of the convertible notes, accumulated other comprehensive income is adjusted by the change in fair value related to instrument-specific credit risk released to other expense, net in the condensed consolidated statements of operations.

The Company granted certain employees restricted stock units (RSUs) with both service-based and performance-based vesting conditions. The service-based vesting condition for these awards is typically satisfied over four years with a cliff vesting period of one year and continued vesting quarterly thereafter, although a small portion of the Company’s RSUs are not subject to a one-year cliff vesting period. The performance-based requirement is satisfied on the earlier of: (1) a change in control or (2) the effective date of an IPO. The RSUs vest on the first date upon which both the service-based and performance-based requirements are satisfied. If the RSUs vest, the Company will deliver one share of common stock for each vested RSU on the applicable settlement date. The Company will record stock-based compensation expense relating to RSUs that vest upon the IPO on the effectiveness of the IPO. Accordingly, the unaudited pro forma balance sheet as of September 30, 2020 gives effect to stock-based compensation expense of $7.2 million associated with all the RSUs for which the service-based condition was fully satisfied as of September 30, 2020. This pro forma adjustment is reflected as an increase to additional paid-in capital and accumulated deficit. The unaudited pro forma balance sheet does not give effect to the issuance of common stock upon the vesting and settlement of RSUs that satisfied the service-based vesting condition as of September 30, 2020 as the amount is not material. Payroll tax expenses and other withholding obligations have not been included in the pro forma adjustments. RSU holders will generally incur taxable income based upon the value of the shares on the date they are settled. The Company is required to withhold taxes on such value at applicable minimum statutory rates.

Unaudited Pro Forma Net Income per Share Attributable to Common Stockholders

The numerator in the unaudited pro forma basic and diluted net income per share calculation has been adjusted to remove gains or losses resulting from the remeasurement of the redeemable convertible preferred stock warrant liability and the remeasurement of the convertible notes. As the warrants will be converted into warrants to purchase common stock, the related redeemable convertible preferred stock warrant liability is assumed to be reclassified to additional paid-in capital in conjunction with the IPO. Additionally, the convertible notes are assumed to be converted into shares of the Company’s common stock in conjunction with the IPO.

Unaudited pro forma basic and diluted net income per share attributable to common stockholders is computed to give effect to the automatic conversion of 52,286,631 shares of outstanding convertible preferred stock into 52,286,631 shares of common stock in connection with the IPO. The number of shares issued on vesting of RSUs with both service-based and performance-based vesting conditions has been excluded from the pro forma basic and diluted net income per share calculations as the amounts are not material to the calculations.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the related disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the periods presented. Estimates include the fair value of financial instruments, capitalization and estimated useful life of internal-use software, allowance for expected chargeback losses, estimates related to credits, incentives and refunds issued to customers, valuation of the convertible notes, valuation of the redeemable convertible preferred stock warrant liability, stock-based compensation, and valuation of deferred income tax assets and the uncertain tax position. To the extent there are material differences between these estimates, judgments or assumptions and actual results, the condensed consolidated financial statements will be affected.

The World Health Organization declared in March 2020 that the recent outbreak of the coronavirus disease (COVID-19) constituted a pandemic. The COVID-19 pandemic has caused general business disruption worldwide beginning in January 2020. While the Company has experienced a lower growth rate during the nine months ended September 30, 2020, the Company’s results of operations, cash flows, and financial condition have not been adversely impacted to date. The full extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s business, results of operations, cash flows, and financial condition will depend on future developments that are highly uncertain and cannot be accurately predicted.

The global impact of COVID-19 continues to rapidly evolve, and the Company will continue to monitor the situation and the effects on its business and operations closely. The Company does not yet know the full extent of potential impacts on its business or operations or on the global economy as a whole, particularly if the COVID-19 pandemic continues and persists for an extended period of time. Given the uncertainty, the Company cannot reasonably estimate the impact on its future results of operations, cash flows, or financial condition. As of the date of issuance of the condensed consolidated financial statements, the Company is not aware of any specific event or circumstance that would require it to update its estimates, judgments or the carrying value of its assets or liabilities. These estimates may change, as new events occur and additional information is obtained, and are recognized in the condensed consolidated financial statements as soon as they become known. Actual results could differ from those estimates, and any such differences may be material to the Company’s condensed consolidated financial statements.

Segment Information

The Company’s Chief Executive Officer is the Company’s Chief Operating Decision Maker (CODM). The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Company has determined that it has one operating and reportable segment.

Revenue Recognition

The Company recognizes revenue when it satisfies its performance obligations. The Company considers both sellers and buyers to be customers. The Company generates revenue from sellers for fees earned when sellers sell items they have listed on the Company’s platform to buyers. The Company generates revenue from buyers for fees earned when they purchase shipping labels used for delivery of the items purchased. The Company periodically reassesses its revenue recognition policies as new offerings become material, and business models evolve. The Company recognizes revenue net of estimated returns and cancellations based on its historical experience. Transactions may be cancelled by a buyer or seller in certain circumstances.

The Company enters into the Terms of Service (TOS) with buyers and sellers to use the Company’s technology platform. The TOS governs these parties’ use of the platform, including payment terms for the buyer and the seller and services to be provided by the Company. Under the TOS, upon the buyer’s purchase from the seller, the Company, buyer, and seller are committed to perform and enforceable rights and obligations are established.

Sellers

Sellers are able to list their items for sale on the Company’s platform at no charge. The Company charges a fee upon the sale of items listed on its platform. The fee is a fixed dollar amount for orders under a certain value, and a fixed percentage of the final sales price of the item for orders greater than that. The service the Company provides to sellers includes the facilitation of the sale of their items as well as certain ancillary activities such as payment processing and authentication (for luxury items). These activities comprise a single performance obligation to sellers, which is to facilitate the sale of the listed items between sellers and buyers on the Company’s platform (sale facilitation).

The Company evaluates the presentation of revenue from sellers on a gross or net basis based on whether it acts as a principal or an agent in the sale of listed items between sellers and buyers. The Company does not control the listed items at any time prior to the transfer of such items to buyers. The Company acts as an agent in facilitating the sale of items from sellers to buyers by allowing them to connect and interact on the Company’s platform. The Company is not primarily responsible for fulfillment of purchased items, does not have inventory risk, and does not set the price for the listed item. As such, the Company reports revenue from sellers on a net basis to reflect the fees received from sellers.

Revenue is recognized at the point in time the Company satisfies its performance obligation to facilitate the sale of a listed item. This occurs when both the seller and the buyer agree to a sale and the payment is processed on the Company’s platform. For luxury items authenticated by the Company, sale facilitation revenue is recognized when the Company authenticates and arranges for shipment of the items to the buyer, as this is the point in time a sale is finalized and the Company has satisfied its performance obligation.

Buyers

When a sale is finalized, the buyer purchases a shipping label from United States Postal Service (USPS), through the Poshmark platform. The Company emails the shipping label to the seller and the seller ships the item to the buyer through the shipping provider, USPS. The Company does not purchase the shipping label on behalf of the buyer until after the buyer has purchased an item and has remitted payment. As a result, the Company has one performance obligation to buyers, which is to facilitate the sale of shipping labels to buyers for delivery of items purchased on the Company’s platform (shipping facilitation).

The Company evaluates the presentation of revenue from buyers on a gross or net basis based on whether it acts as a principal or an agent in shipment of listed items between sellers and buyers. The Company does not control the shipping service, which is provided by the shipping provider. The Company is not primarily responsible for shipping and it does not assume any of the risks for the items shipped such as risk of damage or loss during shipping. The Company acts as an agent of the buyer in facilitating the shipping. As such, the Company reports revenue on a net basis which is the difference between the shipping fee paid by the buyer and the cost of shipping labels paid to the shipping provider.

Revenue from shipping facilitation is recognized upon transfer of the shipping label to the seller on behalf of the buyer.

The Company estimates chargebacks based on historical collectability rates. The Company records a reserve for chargebacks in accrued expenses and other accrued liabilities with an offset to general and administrative expenses. Chargebacks have not been material for all periods presented.

Sales tax and other amounts collected on behalf of third parties are excluded from the transaction price.

Incentives

Under the referral program, an existing user (the referrer) earns an incentive (Posh Credit) when a new user (the referee) first buys an item on the Company’s platform. Posh Credits are not redeemable for cash and can only be applied for purchases on the Company’s platform. The Company records the incentive to the referrer, which is in exchange for a distinct referral service, as a liability at the time the incentive is earned by the referrer with a corresponding charge recorded to marketing expense in the condensed consolidated statements of operations.

Credits and incentives issued to existing users for referring new users are contingent upon a new user completing an initial purchase on the Company’s platform and represent an incremental cost of obtaining a contract with a customer. The Company expenses such new user referral incentives as marketing expense when the referral incentives are earned because the amortization period would be one year or less.

The Company has several buyer incentive programs, which are offered to encourage buyer activity on the Company’s platform. These promotions reduce the fees for shipping facilitation charged by the Company. Accordingly, the Company records these incentives as a reduction to revenue from the buyer when the incentive is used by the buyer. Amounts in excess of cumulative shipping facilitation revenue earned are presented as marketing expense in the condensed consolidated statements of operations.

The Company participates in certain joint incentive programs with sellers that are recorded as a reduction to the fees received from the seller.

The Company may elect to issue incentives to buyers for customer satisfaction purposes or for refunds. These incentives (which are in the form of Posh Credits) can be applied towards future orders and, thereby, results in a reduced fee earned by the Company from the buyer, or redeemable credits that can also be redeemed for cash. In cases where the seller performed as required by the Company’s TOS, the Company reduces shipping facilitation revenue earned on the transaction and any cumulative revenue earned from the same buyer for Posh Credits and redeemable credits granted. If the amount of the incentive exceeds cumulative revenues from the buyer, then the excess is presented as operations and support expense in the condensed consolidated statements of operations. If refunds are provided in a case where the seller did not perform and the amount cannot be recovered from the seller, the refund is presented as a reduction of revenue. Referral incentives, joint incentives, refunds and buyer incentives are recorded in the condensed consolidated statements of operations as follows for the periods indicated (in thousands):

	Nine Months Ended September 30,
	2019	2020
Reduction to net revenue	$3,355	$4,552
Operations and support	3,402	4,647
Marketing	5,469	5,993

	$12,226	$15,192

Cost of Net Revenue

Cost of net revenue consists of costs associated with credit card processing, order transaction fees and hosting expenses associated with operating the Company’s platform. Cost of net revenue does not include depreciation and amortization.

Operations and Support

Operations and support expense primarily consists of personnel-related compensation costs, including stock-based compensation, incurred in providing support to users of the Company’s platform including authentication services that the Company provides. This expense also includes postage and shipping costs that the Company incurs primarily from order losses and cancellations, and credits and incentives issued to buyers for customer satisfaction purposes in excess of shipping facilitation revenue.

Research and Development

Research and development expense primarily consists of compensation expenses for engineering, product development, and design employees, including stock-based compensation, expenses associated with ongoing improvements to, and maintenance and testing of the Company’s platform including website, mobile apps, and other products. Research and development expenses are expensed as incurred.

Marketing

Marketing expense primarily consists of expenses associated with personnel-related compensation costs, including stock-based compensation, and other costs related to public relations, marketing events known as Posh Parties, and business development. These expenses also include promotional credits and incentives issued to buyers to encourage buyer activity on the platform in excess of shipping facilitation revenue, and costs of referral incentives for new user acquisition. User acquisition costs primarily consist of costs associated with acquiring new users by advertising on channels such as Google, Facebook, Instagram and television.

Advertising costs are expensed as incurred. The Company incurred advertising expenses of $82.5 million and $51.0 million for the nine months ended September 30, 2019 and 2020, respectively.

General and Administrative

General and administrative expense consists primarily of employee related costs including stock-based compensation for those employees associated with executive management and administrative services such as legal, human resources, information technology, accounting, and finance, and all related costs associated with the Company’s facilities such as rent and office administration. These expenses also include certain third-party consulting services, facilities, information technology shared services, meals and other corporate costs not allocated to other expense categories.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held in checking and savings accounts as well as investments in money market funds and commercial paper with maturities of ninety days or less. The Company considers all highly-liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents as these are readily convertible to known amounts of cash and so near their maturity that they present an insignificant risk of changes in the value. Amounts receivable from credit card processors of approximately $7.3 million and $4.4 million as of December 31, 2019 and September 30, 2020, respectively, are also considered cash equivalents because they are both short-term and highly liquid in nature and are typically converted to cash approximately three to five business days from the date of the underlying transaction.

Marketable Securities

The Company has investments in various marketable securities which are classified as available for sale. The Company determines the appropriate classification of marketable securities at the time of purchase and reevaluates such determination at each balance sheet date. The investments are adjusted for amortization of premiums and discounts to maturity, and such amortization is included in interest income in the condensed consolidated statements of operations. The investments are classified as current based on the nature of the investments and their availability for use in current operations.

Unrealized gains or losses are recorded, net of estimated taxes, in accumulated other comprehensive income (loss), a component of stockholders’ deficit. Realized gains and losses are recognized upon sale and are included in interest income in the condensed consolidated statements of operations. The cost of securities sold is based on the specific-identification method.

The Company periodically evaluates its investments for impairment due to declines in market value considered to be “other-than-temporary.” This evaluation consists of several qualitative and quantitative factors, including the Company’s ability and intent to hold the investment until a forecasted recovery occurs, as well as any decline in the investment quality of the security and the severity and duration of the unrealized loss. In the event of a determination that a decline in market value is other-than-temporary, the Company will recognize an impairment loss, and a new cost basis in the investment will be established. The Company has not recorded any impairment losses related to its marketable securities for any of the periods presented.

Property and Equipment, net

Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of the respective assets. Repair and maintenance costs are expensed as incurred. Leasehold improvements and landlord funded leasehold incentives are recorded at cost and are amortized over the shorter of the remaining operating lease term or the useful lives of the assets. The amortization of these assets is included in depreciation expense in these condensed consolidated financial statements. The estimated useful lives of property and equipment are as follows:

Useful Life (in years)
Computer equipment and software, including internal use software	3
Furniture and fixtures	5
Leasehold improvements	Shorter of lease term or estimated useful life

Internal Use Software

The Company capitalizes certain costs associated with website development and software for internal use. The costs incurred in the preliminary stages of website and software development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental and deemed by management to be significant, are capitalized and amortized on a straight-line basis over the estimated life of the asset. Maintenance and enhancement costs, including those costs in the post-implementation stages, are typically expensed as incurred, unless such costs relate to substantial upgrades and enhancements to the website or software that result in added functionality which are capitalized and amortized over their estimated useful lives. Capitalized costs are included in property and equipment, net on the condensed consolidated balance sheets.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, comprised primarily of property and equipment, for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

Recoverability of these assets is measured by comparing the carrying amounts to the future undiscounted cash flows these assets are expected to generate. If the total of the future undiscounted cash flows is less than the carrying amount of an asset, an impairment charge is recorded for the amount by which the carrying amount of the asset exceeds the fair value. The Company has determined that there were no events or changes in circumstances that indicated its long-lived assets were impaired in any of the periods presented.

Redeemable Convertible Preferred Stock Warrant Liability

Freestanding warrants to purchase shares of redeemable convertible preferred stock are classified as liabilities on the condensed consolidated balance sheets at their estimated fair value because the underlying shares of redeemable convertible preferred stock are contingently redeemable and, therefore, may obligate the Company to transfer assets at some point in the future. Warrants to purchase shares of redeemable convertible preferred stock are recorded at fair value upon issuance and remeasured to fair value at each reporting period through other expense, net in the condensed consolidated statements of operations. The redeemable convertible preferred stock warrant liability will continue to be adjusted for changes in fair value until the earlier of the expiration or exercise of the warrants. In the event that the warrants become warrants on common stock, the Company will reassess the warrants to determine if they are eligible for equity classification and no further remeasurement to fair value is required. Upon the closing of an underwritten public offering of common stock under the Securities Act of 1933 in which the valuation of the common stock immediately prior to such offering is equal to (x) the quotient of (a) at least $1.1 billion, divided by (b) the total number of shares of common stock outstanding on a fully diluted basis, and (y) the gross proceeds to the Company are not less than $120 million, or upon approval of holders of a majority of the outstanding redeemable convertible preferred stock, or upon approval of holders of a majority of the outstanding redeemable convertible preferred stock (Qualified IPO), the warrants become exercisable for shares of common stock and the Company will reassess the classification of the warrants to determine whether they will be eligible to be reclassified into additional paid-in capital.

Fair Value of Financial Instruments

The Company measures its financial assets and liabilities at fair value at each reporting date using a fair value hierarchy that requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs that are used to measure fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Other inputs that are directly or indirectly observable in the market.

Level 3—Unobservable inputs that are supported by little or no market activity.

The carrying value of cash equivalents, accounts payable, funds payable to customers, accrued expenses and other current liabilities approximate their fair value due to their short period of receipt of payment and expected settlement. Refer to Note 4 for information regarding the fair value of the Company’s marketable securities.

The fair value of the redeemable convertible preferred stock warrant liability was estimated using a hybrid between a probability-weighted expected return method (PWERM) and option pricing model (OPM), estimating the probability weighted value across multiple scenarios, while using an OPM to estimate the allocation of value within one or more of these scenarios. The significant unobservable inputs into the valuation model used to estimate the fair value of the redeemable convertible preferred stock warrants include the timing of potential events, such as a Qualified IPO and other liquidity events and their probability of occurring, the selection of guideline public company multiples, a discount for the lack of marketability of the preferred and common stock, the projected future cash flows, and the discount rate used to calculate the present-value of the estimated equity value allocated to each share class.

The convertible notes are classified within Level 3 of the fair value hierarchy as they do not trade in liquid markets and as such, model inputs cannot generally be verified and do involve significant management judgment. Valuation models require a variety of inputs, including contractual terms, scenario weighting, yield curves, and credit spreads. The convertible notes were valued using a scenario-based discounted cash flow analysis. Three primary scenarios were considered and probability weighted to arrive at the valuation conclusion for each convertible note. The first scenario considers the value impact of conversion at the stated discount into conversion shares upon a Qualified IPO, while the second and third scenarios consider the value impact of redemption at the stated applicable premium. As of the issuance date of the convertible notes, an implied yield was calculated such that the probability weighted value of the convertible notes was equal to the principal investment amount. The average implied yield of previously issued convertible notes was carried forward and used as the primary discount rate for subsequent valuation dates.

Funds Payable to Customers

Funds payable represents amounts payable to customers upon their request and are comprised of redeemable balances due to sellers based on completed transactions, redeemable credits granted to customers and funds held on behalf of the buyers for unsettled transactions for orders placed through the Company’s platform.

Leases

The Company leases office space under non-cancelable operating lease agreements. Certain of these arrangements have free rent, escalating rent payment provisions, and landlord funded leasehold incentives. Rent expense is recorded on a straight-line basis over the lease term. If a lease provides for fixed escalations of the minimum rental payments, the difference between the straight-line rent charged to expense and the amount payable under the lease is recorded as deferred rent in accrued expenses and other current liabilities, and other liabilities. Landlord funded leasehold incentives is recorded as deferred rent in accrued expenses and other current liabilities, and long-term portion of deferred rent and other liabilities and recognized as an offset to rent expense using the straight-line method over the lease term.

Stock-Based Compensation

The Company has granted stock-based awards consisting of stock options and RSUs to employees and consultants.

RSUs vest upon the satisfaction of both time-based service and performance-based conditions. The time-based vesting condition for the majority of these awards is satisfied over four years. The performance-based vesting condition is satisfied upon the occurrence of a qualifying event, which is generally defined as a change in control transaction or the effective date of a Qualified IPO. Because no qualifying event has occurred, the Company has not recognized any stock-based compensation expense for the RSUs. In the period in which the Company’s qualifying event is probable, the Company will record a cumulative one-time stock-based compensation expense determined using the grant-date fair values and the accelerated attribution method. Stock-based compensation related to remaining time-based service after the qualifying event will be recorded over the remaining requisite service period using the accelerated attribution method. RSUs granted after the performance condition occurs will continue to be measured using the grant date fair values and will be amortized on a straight-line basis over the service period.

Stock-based compensation expense for employee stock options is measured based on the grant-date fair value of the awards and is recognized in the condensed consolidated statements of operations on a straight-line basis over the requisite service period, net of forfeitures. Forfeitures are recognized as they occur.

The Company estimates the fair value of stock options granted to employees and directors using the Black-Scholes option-pricing model. The Black-Scholes model considers several variables and assumptions in estimating the fair value of stock-based awards. These variables include:

•	per share fair value of the underlying common stock;

•	exercise price;

•	expected term;

•	risk-free interest rate;

•	expected annual dividend yield; and

•	expected stock price volatility over the expected term.

For all stock options granted, the expected term is calculated using the simplified method. The Company has no publicly available stock information and, therefore, uses the historical volatility of the stock price of similar publicly traded peer companies to estimate volatility of equity awards granted. The risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon issues similar in duration to the expected term of the equity-settled award.

The fair value of the shares of common stock underlying the stock options has historically been determined by the board of directors as there was no public market for the common stock. The board of directors determines the fair value of the Company’s common stock by considering a number of objective and subjective factors including: contemporaneous third-party valuations of the Company’s common stock, the valuation of comparable companies, sales of redeemable convertible preferred stock to unrelated third-parties, the Company’s operating and financial performance, the lack of liquidity of common stock, and general and industry specific economic outlook, amongst other factors.

Deferred Offering Costs

Deferred offering costs, which consist of direct incremental legal, consulting, banking and accounting fees relating to anticipated equity offerings, are capitalized and will be offset against proceeds upon the consummation of the offerings within stockholders’ deficit. In the event an anticipated offering is terminated or significantly delayed, deferred offering costs will be immediately expensed as part of general and administrative expenses. There were no capitalized deferred offering costs recorded as of December 31, 2019. As of September 30, 2020, there was $1.0 million of capitalized deferred offering costs included in other assets on the condensed consolidated balance sheet.

Convertible Notes

As permitted under ASC 825, Financial Instruments (ASC 825), the Company has elected the fair value option to account for its convertible notes that were issued in September of 2020. In accordance with ASC 825, the Company records its convertible notes at fair value with changes in fair value recorded in the condensed consolidated statement of operations in other expense, net, with the exception of changes in fair value due to instrument-specific credit risk which are required to be recognized in accumulated other comprehensive income (loss), a component of stockholders’ deficit. As a result of applying the fair value option, direct costs and fees related to the convertible notes were recognized in other expense, net, as incurred and were not deferred.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are recorded based on the estimated future tax effects of differences between the financial statement and income tax basis of existing assets and liabilities. These differences are measured using the enacted statutory tax rates that are expected to apply to taxable income for the years in which differences are expected to reverse. The Company recognizes the effect on deferred income taxes of a change in tax rates in the period that includes the enactment date. The Company records a valuation allowance to reduce its deferred tax assets to the net amount that it believes is more-likely-than-not to be realized. Management considers all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing tax planning strategies in assessing the need for a valuation allowance.

The Company accounts for uncertainty in income taxes in accordance with accounting guidance on income taxes. The guidance provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits.

The calculation of the tax liabilities involves dealing with uncertainties in the application of complex tax law and regulations in a multitude of jurisdictions. The Company recognizes potential liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on an estimate of whether, and the extent to which, additional taxes and interest will be due. If an estimate of income tax liabilities proves to be less than the actual amount ultimately assessed, a further charge to expense would be required. If the payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when they determine the liabilities no longer exist.

The Company recognizes interest and penalties related to unrecognized tax benefits within the provision for income taxes line in the condensed consolidated statements of operations. Accrued interest and penalties are included within the long-term portion of deferred rent and other liabilities line on the condensed consolidated balance sheets.

Concentrations of Risk

The Company currently uses one carrier to handle all shipments, two gateways to process payments and one third-party vendor to host the Company’s information technology environment. A significant disruption in the operations of one of more of these vendors could have an adverse effect on the Company’s business, financial condition, and results of operations.

The majority of the Company’s cash and cash equivalents are held by one high-credit quality financial institution within the United States with balances maintained in excess of the FDIC insurance limits.

No customer accounted for 10% or more of the Company’s net revenue for any of the periods presented.

Net Income (Loss) Per Share Attributable to Common Stockholders

The Company follows the two-class method when computing net income (loss) per common share when shares are issued that meet the definition of participating securities. The two-class method determines net income (loss) per common share for each class of common stock and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company’s redeemable convertible preferred stock contractually entitles the holders of such shares to participate in dividends but does not contractually require the holders of such shares to participate in the Company’s losses.

Undistributed earnings allocated to participating securities are subtracted from net income in determining net income attributable to common stockholders. Basic net income (loss) per share is computed by dividing net income attributable to common stockholders by the weighted-average number of shares of common stock outstanding. For periods in which the Company reports net losses, diluted net loss per common share attributable to common stockholders is the same as basic net loss per common share attributable to common stockholders, because potentially dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

JOBS Act Accounting Election

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Recently Adopted Accounting Pronouncements

The Company did not adopt any new accounting pronouncements during the nine months ended September 30, 2020.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) and since that date, has issued several ASUs to further clarify certain aspects of ASU 2016-02 and provide entities with practical expedients that may be elected upon adoption. This standard requires lessees to recognize all leases, including operating leases, on the balance sheet as a right-of-use (ROU) asset and lease liability, unless the lease is a short-term lease. In July 2018, the FASB issued ASU 2018-11, Targeted Improvements – Leases (Topic 842). This update provides an alternative transition method that allows entities to elect to apply the standard prospectively at its effective date, versus recasting the prior periods presented. In June 2020, the FASB issued ASU 2020-05, deferring the effective date for one year for all other entities. The standard is effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For all other entities, this standard is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, with early adoption permitted. The Company plans to adopt this standard using the alternative transition method on January 1, 2022 and is currently evaluating the impact to the consolidated financial statements. At a minimum, total assets and total liabilities will increase upon adoption as the Company expects to record a ROU asset and a lease liability for its operating leases. The Company is currently evaluating the effect that implementation of this standard will have on its consolidated financial statements upon adoption.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This standard amended guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. For available for sale debt securities, credit losses will be presented as an allowance rather than as a write-down. In November 2019, the FASB issued ASU 2019-10, amending the effective dates. For public business entities that are U.S. Securities and Exchange Commission filers, this standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other entities, this standard is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted for all entities. The Company is currently assessing the impact of adopting this standard on its consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820). This standard modifies disclosure requirements related to fair value measurement and is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. Implementation on a prospective or retrospective basis varies by specific disclosure requirement. The standard also allows for early adoption of any removed or modified disclosures upon issuance while delaying adoption of the additional disclosures until their effective date. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. This standard aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The implementation costs incurred in a hosting arrangement that is a service contract should be presented as a prepaid asset in the balance sheet and expensed over the term of the hosting arrangement to the same line item in the statement of operations as the costs related to the hosting fees. For public business entities, this standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other entities, this standard is effective for fiscal years beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021. Early adoption is permitted for all entities including adoption in any interim period. The amendments should be applied either retrospectively or prospectively to all implementation costs incurred after adoption. The Company is currently assessing the impact of adopting this standard on its consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This amended guidance is intended to remove certain exceptions to the general principles in current U.S. GAAP, simplify areas such as franchise taxes, step-up in tax basis goodwill, separate entity financial statements and interim recognition of enactment of tax laws or rate changes. For public business entities, this standard is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. For all other entities, this standard is effective for fiscal years beginning after December 15, 2021, and interim periods within annual periods beginning after December 15, 2022. Early adoption is permitted for all entities including adoption in any interim period. The Company is currently assessing the impact of adopting this amended guidance on its consolidated financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020-06, Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40). This standard eliminates the beneficial conversion and cash conversion accounting models for convertible instruments. It also amends the accounting for certain contracts in an entity’s own equity that are currently accounted for as derivatives because of specific settlement provisions. In addition, the new guidance modifies how particular convertible instruments and certain contracts that may be settled in cash or shares impact the diluted EPS computation. Additionally, the amended guidance requires the application of the if-converted method for calculating diluted earnings per share and the treasury stock method will be no longer available. For public business entities, it is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years using the fully retrospective or modified retrospective method. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is currently evaluating the effect that implementation of this standard will have on its consolidated financial statements upon adoption.

3.	Supplemental Financial Statement Information

Cash Equivalents and Marketable Securities

The following table summarizes the cost or amortized cost, gross unrealized gains, gross unrealized losses and fair value of the cash equivalents and marketable securities as of December 31, 2019 and September 30, 2020 (in thousands):

	December 31, 2019
	Cost or Amortized Cost	Unrealized		Estimated Fair Value
		Gains	Losses
Cash equivalents(1)
Money market funds	$6,609	$—	$—	$6,609
Marketable securities
Commercial paper	26,502	—	—	26,502
Corporate bonds	12,623	6	—	12,629
U.S. Treasury securities	26,382	33	—	26,415

Total	$72,116	$39	$—	$72,155

(1)	Included in cash and cash equivalents on the condensed consolidated balance sheet as of December 31, 2019.

	September 30, 2020
	Cost or Amortized Cost	Unrealized		Estimated Fair Value
		Gains	Losses
Cash equivalents(1)
Money market funds	$42,250	$—	$—	$42,250
Marketable securities
Commercial paper	10,176	—	—	10,176
Corporate bonds	5,003	11	—	5,014
U.S. Treasury securities	15,217	2	—	15,219

Total	$72,646	$13	$—	$72,659

(1)	Included in cash and cash equivalents on the condensed consolidated balance sheet as of September 30, 2020.

The weighted-average remaining maturity of the marketable securities was less than one year and no individual security incurred continuous unrealized losses for greater than twelve months as of December 31, 2019 and September 30, 2020.

Property and Equipment, Net

Property and equipment, net consisted of the following as of the dates indicated (in thousands):

	December 31, 2019	September 30, 2020
Computer equipment and software	$1,004	$1,159
Internal use software	3,254	4,168
Furniture and fixtures	1,423	1,430
Leasehold improvements and incentives	7,262	7,341

Total property and equipment, gross	12,943	14,098
Less: Accumulated depreciation and amortization	(3,098)	(5,209)

Property and equipment, net	$9,845	$8,889

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following as of the dates indicated (in thousands):

	December 31, 2019	September 30, 2020
Accrued advertising	$10,817	$6,701
Accrued sales tax	7,320	9,148
Accrued compensation and benefits	4,097	5,729
Other accrued expenses and other current liabilities	10,582	12,242

Accrued expenses and other current liabilities	$32,816	$33,820

4.	Fair Value Measurements

The following tables set forth the financial instruments that were measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2019 and September 30, 2020 (in thousands):

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents(1)
Money market funds	$6,609	$—	$—	$6,609
Marketable securities
Commercial paper	—	26,502	—	26,502
Corporate bonds	—	12,629	—	12,629
U.S. Treasury securities	—	26,415	—	26,415

Total	$6,609	$65,546	$—	$72,155

Liabilities
Redeemable convertible preferred stock warrant liability	$—	$—	$1,221	$1,221

(1)	Included in cash and cash equivalents on the condensed consolidated balance sheet as of December 31, 2019.

	September 30, 2020
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents(1)
Money market funds	$42,250	$—	$—	$42,250
Marketable securities
Commercial paper	—	10,176	—	10,176
Corporate bonds	—	5,014	—	5,014
U.S. Treasury securities	—	15,219	—	15,219

Total	$42,250	$30,409	$—	$72,659

Liabilities
Convertible notes	$—	$—	$50,750	$50,750
Redeemable convertible preferred stock warrant liability	—	—	1,721	1,721

Total	$—	$—	$52,471	$52,471

(1)	Included in cash and cash equivalents on the condensed consolidated balance sheet as of September 30, 2020.

There were no transfers of financial assets or liabilities into or out of Level 1, Level 2, or Level 3 for any of the periods presented.

5.	Commitments and Contingencies

Operating Leases

As of December 31, 2019, the Company’s future minimum lease payments under non-cancelable operating leases are as follows (in thousands):

2020	$4,024
2021	5,203
2022	5,778
2023	5,894
2024	2,662

Total minimum lease payments	$23,561

As of September 30, 2020, the Company’s future minimum lease payments under non-cancelable operating leases are as follows (in thousands):

2020 (remaining three months)	$1,426
2021	5,196
2022	5,775
2023	5,894
2024	2,661

Total minimum lease payments	$20,952

Rent expense was $2.3 million and $3.0 million for the nine months ended September 30, 2019 and 2020, respectively.

The Company has entered into various non-cancelable operating lease agreements for certain offices with contractual lease periods expiring between 2020 and 2024. Under the terms of certain leases, the Company is committed to pay for certain taxes, insurance, maintenance, and management expenses. Certain of these arrangements have free rent periods or escalating rent payment provisions, and the Company recognizes rent expense under such arrangements on a straight-line basis.

Purchase Commitments

As of December 31, 2019 and September 30, 2020 the Company has non-cancelable contractual commitments of $15.3 million and $11.0 million, respectively, for network and cloud services in the ordinary course of business with varying expiration terms through October 31, 2022.

Litigation and Loss Contingencies

The Company accrues estimates for resolution of legal and other contingencies when losses are probable and estimable. From time to time, the Company may become a party to litigation and subject to claims incident to the ordinary course of business, including intellectual property claims, labor and employment claims, and threatened claims, breach of contract claims, tax and other matters. The Company currently has no material pending litigation.

Indemnifications

The Company enters into indemnification provisions under agreements with other parties in the ordinary course of business, including business partners, investors, contractors and the Company’s officers, directors and certain employees. The Company has agreed to indemnify and defend the indemnified party claims and related losses suffered or incurred by the indemnified party from actual or threatened third-party claim because of the Company’s activities or non-compliance with certain representations and warranties made by the Company. It is not possible to determine the maximum potential loss under these indemnification provisions due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances involved in each particular provision. To date, losses recorded in the condensed consolidated statements of operations in connection with the indemnification provisions have not been material.

6.	Redeemable Convertible Preferred Stock

Redeemable convertible preferred stock as of December 31, 2019 and September 30, 2020, consists of the following (in thousands, except share and per share data):

	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference	Issue Price per Share	Carrying Value
Series A	9,482,060	9,441,596	$3,500	$0.37	$3,454
Series B	9,127,794	9,102,206	12,450	$1.37	12,394
Series B-1	3,952,429	3,952,429	6,265	$1.59	6,223
Series C	9,781,013	9,761,482	24,989	$2.56	24,936
Series C-1	9,578,544	9,578,544	25,000	$2.61	24,897
Series D	10,450,382	10,450,374	87,500	$8.37	84,271

Total	52,372,222	52,286,631	$159,704		$156,175

The holders of redeemable convertible preferred stock have various rights and preferences as follows:

Redemption

The holders of the Company’s redeemable convertible preferred stock have no voluntary rights to redeem shares. A liquidation or winding up of the Company, a change in control, or a sale of substantially all of the Company’s assets would constitute a redemption event, which may be outside of the Company’s control. Accordingly, these shares are considered contingently redeemable and are classified as temporary equity on the condensed consolidated balance sheets.

Voting

Each share of redeemable convertible preferred stock has voting rights equal to an equivalent number of shares of common stock into which it is convertible. Such holder has full voting rights and powers equal to the voting rights and powers of the holders of common stock, and is entitled to notice of any stockholders’ meeting in accordance with the bylaws of the Company, and is entitled to vote, together with holders of common stock, with respect to any question upon which holders of common stock have the right to vote, except as required by law.

Dividends

The holders of Series A, B, B-1, C, C-1 and D redeemable convertible preferred stock are entitled to receive noncumulative dividends at the per annum rate of $0.0297, $0.1094, $0.1268, $0.2048, $0.2088 and $0.6698, respectively, when and if declared by the board of directors. The holders of redeemable convertible preferred stock are entitled to participate in dividends on common stock, when and if declared by the board of directors, based on the number of shares of common stock held on an as-converted basis. No dividends on redeemable convertible preferred stock or common stock have been declared by the Company’s board of directors from inception through September 30, 2020.

Election of the Board of Directors

For so long as at least 25% of the initially issued shares of Series A, Series B, Series C-1, and Series D redeemable convertible preferred stock remain outstanding (as adjusted for stock splits, stock dividends, recapitalizations and the like), the holders of record of the shares of the Series A, Series B, Series C-1, and Series D redeemable convertible preferred stock, exclusively and as a separate class, are entitled to elect one director of the Company.

Liquidation

In the event of any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, the holders of redeemable convertible preferred stock are entitled to receive on pari passu basis, an amount equal to the original issue price for such series of preferred stock, plus any declared but unpaid dividends prior and in preference to any distribution or payment to the holders of common stock. All remaining assets will then be distributed pro rata to holders of common stock. If the Company does not have enough assets and funds legally available for distribution to meet this requirement, all of the Company’s assets and funds available will be distributed ratably among the holders of redeemable convertible preferred stock in proportion to the preferential amount per share each such holder is otherwise entitled to receive. A liquidation event includes a sale, transfer or license of all or substantially all of its assets, a merger or consolidation with another entity, the transfer of 50% or more of its voting stock, or a liquidation, dissolution or winding up of the Company.

Conversion

Each share of preferred stock is convertible, at the option of the holder, into the number of fully paid and non-assessable shares of common stock on a one-for-one basis. The conversion prices of the redeemable convertible preferred stock will be adjusted for specified dilutive issuances, stock splits, combinations, and noncash dividends.

The outstanding shares of redeemable convertible preferred stock automatically convert into common stock immediately upon the closing of a Qualified IPO.

7.	Redeemable Convertible Preferred Stock Warrants

Warrants to purchase the Company’s redeemable convertible preferred stock as of December 31, 2019 and September 30, 2020, consists of the following:

Issuance Date	Expiration Date	Issue Price per Share	Number of Shares	Class of Shares
December 1, 2011	December 1, 2021	$0.37	40,464	Series A
May 10, 2013	May 10, 2023	$1.37	25,588	Series B
May 22, 2015	May 22, 2025	$2.56	19,531	Series C

The following represent the changes in the liability relating to the redeemable convertible preferred stock warrants (in thousands):

Balance as of December 31, 2019	$1,221
Change in fair value	500

Balance as of September 30, 2020	$1,721

Refer to Note 2 for discussion of the significant inputs used to determine the fair value of the redeemable convertible preferred stock warrants.

8.	Convertible Notes

On September 15, 2020, the Company entered into the Senior Unsecured Convertible Promissory Note Purchase Agreement (the Note Purchase Agreement) for the issuance of an aggregate of $50.0 million principal amount of senior unsecured convertible promissory notes (the Convertible Notes). The convertible notes do not accrue interest, except during the existence of an event of default related to non-payment of the obligations under the convertible notes at maturity or upon acceleration. Then at the option of the holders of the convertible notes, during the existence of such default, the outstanding principal amount shall bear an interest rate equal to 20% per annum.

Upon a qualifying IPO of the common stock of the Company, the convertible notes will convert into shares of the Company’s common stock, subject to an applicable discount factor, which is expressed as a percentage which varies based on the period in which the conversion takes place (the Discount Factor), as follows:

•	Prior to the first anniversary of September 15, 2020 (the “Issuance Date”), 85%;

•	After the first anniversary but prior to the second anniversary of the Issuance Date, 80%;

•	On or after the second anniversary of the Issuance Date, 75%.

In addition, upon the consummation of certain change of control events, the Company would be required to prepay the convertible notes at par plus an applicable premium.

Unless earlier converted or redeemed, the convertible notes will mature on September 14, 2023. The convertible notes may not be voluntarily redeemed by the Company prior to the maturity date. If the convertible notes are not converted or redeemed prior to the maturity date, the Company must pay the noteholders an exit fee equal to 33.3% of the outstanding principal balance of the convertible notes at maturity. If the convertible notes are accelerated following the occurrence and during the continuance of a standard event of default, the outstanding obligations under the convertible notes will be accelerated, and the Company will be required to pay an applicable premium.

Under the terms of the convertible notes, the Company is subject to certain covenants that restrict its ability to incur indebtedness or liens or other encumbrances, consummate a merger or acquisition, make certain dividends, distributions or other payments in respect of equity interests, engage in transactions with affiliates, make investments or consummate asset sales, in each case, subject to certain exclusions and exceptions.

As permitted under ASC 825, Financial Instruments, (ASC 825), the Company has elected the fair value option to account for the convertible notes, with changes in fair value recorded through the Company’s condensed consolidated statements of operations as other expense, net, in each reporting period, with the exception of changes in fair value due to the instrument-specific credit risk which are required to be recognized in accumulated other comprehensive income (loss), a component of stockholders’ deficit. As a result of applying the fair value option, direct costs and fees related to the convertible notes of $0.3 million were recognized in other expense, net, as incurred and were not deferred as of both the nine months ended September 30, 2020.

The fair value of the convertible notes as of September 30, 2020, was $50.7 million, and the contractual principal balance as of September 30, 2020 was $50.0 million. Fair value adjustments for the nine months ended September 30, 2020 were $0.7 million, which included a $0.2 million adjustment to other comprehensive income (loss) attributed to changes in instrument-specific credit risk and a $0.5 million charge to other expense, net. The change related to instrument-specific credit risk was primarily caused by an increase in credit rating yield for comparable companies during the three months ended September 30, 2020. The estimated fair value of the convertible notes as of September 30, 2020 was determined using various inputs, including the interest rate of 0%, an expected term for each potential liquidity scenario and the present value of expected future cash flows using a discount rate of 28.4%.

9.	Common Stock

Common stock reserved for future issuance was as follows as of the dates indicated:

	December 31, 2019	September 30, 2020
Conversion of redeemable convertible preferred stock	52,286,631	52,286,631
Conversion of convertible notes(1)	—	—
Warrants to purchase redeemable convertible preferred stock	85,583	85,583
Options and RSUs issued and outstanding	9,024,393	10.198,813
Options and RSUs available for future grants	1,263,592	570,572

Total	62,660,199	63,141,599

(1)

The conversion of convertible notes into common stock is dependent on the price in a qualified initial public offering or other equity offering and the completion date of such offering. These factors are not currently estimable and the number of common stock is not determinable.

10.	Stock-based Compensation Plan

2011 Stock Option and Grant Plan

In 2011, the Company adopted the 2011 Stock Option and Grant Plan (the Plan). The Plan provides for the granting of stock options and restricted shares to employees and non-employees (consultants) of the Company.

Options granted under the Plan may be either incentive stock options or non-qualified stock options. Incentive stock options (ISO) may be granted only to the Company’s employees (including officers and directors who are also employees). Non-qualified stock options (NSO) may be granted to the Company’s employees and consultants.

Options issued under the Plan are granted at an exercise price of not less than 100% of the fair market value per share of the common stock on the grant date as determined by the board of directors. Options generally vest with respect to 25% of the shares one year after the options’ vesting commencement date, and the remainder vest in equal monthly installments over the following 36 months. Options have a maximum term of ten years. In the event of voluntary or involuntary termination of employment with the Company for any reason, with or without cause, all unvested options are forfeited and all vested options must be exercised within a 90-day period or they become forfeited, although the board of directors can approve an extension of the exercise period beyond the 90-day limit.

The following tables summarize option activity under the Plan for the nine months ended September 30, 2020:

	Outstanding Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value (thousands)
Balances as of December 31, 2019	8,523,616	$4.68	7.3	$88,249
Granted	195,556	21.03
Exercised	(518,600)	1.70
Forfeited and cancelled	(294,077)	10.65

Balances as of September 30, 2020	7,906,495	$5.05	6.6	$126,315

Vested and expected to vest as of September 30, 2020	7,906,495	$5.05	6.6	$126,315
Vested and exercisable as of September 30, 2020	5,331,453	$3.28	5.9	$94,648

As of December 31, 2019 and September 30, 2020, the stock price per share that was used to determine the aggregate intrinsic value of outstanding stock options, vested and expected to vest options and vested and exercisable options was $15.03 and $21.03, respectively.

The fair value of the shares of common stock underlying the stock options has historically been determined by the board of directors as there was no public market for the common stock. The board of directors determines the fair value of the Company’s common stock by considering a number of objective and subjective factors including: contemporaneous third-party valuations of the Company’s common stock, the valuation of comparable companies, sales of redeemable convertible preferred stock to unrelated third-parties, the Company’s operating and financial performance, the lack of liquidity of common stock, and general and industry specific economic outlook, amongst other factors.

The following table summarizes the outstanding and exercisable stock options as of September 30, 2020:

	Outstanding		Exercisable
	Number of Options	Weighted-Average Remaining Contractual Term (In Years)	Number of Options	Weighted-Average Remaining Contractual Term (In Years)
Exercise Price
$0.06	504,500	1.1	504,500	1.1
$0.09	76,533	2.0	76,533	2.0
$0.41	353,226	2.9	353,226	2.9
$0.53	98,064	3.7	98,064	3.7
$1.11	1,218,305	5.4	1,212,261	5.4
$1.52	1,599,281	6.6	1,292,460	6.6
$4.60	1,834,248	7.8	962,323	7.8
$10.77	1,639,214	8.3	698,121	8.3
$14.80	387,568	8.6	133,965	8.6
$21.03	195,556	10.0	—	—

	7,906,495	6.6	5,331,453	5.9

The weighted-average fair value of stock options granted was $10.21 for the nine months ended September 30, 2020. The total intrinsic value of options exercised during the nine months ended September 30, 2020 was $9.9 million.

As of September 30, 2020, the total unrecognized stock-based compensation costs related to unvested options outstanding was $14.5 million, to be recognized over a weighted-average period of 2.3 years.

Option to Purchase Common Stock

The Company previously issued an option to purchase 206,500 shares of the Company’s common stock to a non-employee outside of the Plan with an exercise price of $0.41 per share, which expires in November 2023. This option vested prior to January 1, 2017 and remains outstanding as of December 31, 2019 and September 30, 2020.

Restricted Stock Units

RSUs issued under the Plan vest upon the satisfaction of both time-based service and performance-based conditions. The performance-based vesting condition is satisfied upon the occurrence of a qualifying event, which is generally defined as a change in control transaction or the effective date of a Qualified IPO. RSUs granted to newly hired employees typically vest 25% on the first Company-established vest date after the first anniversary of the employee’s date of hire and ratably each quarter over the ensuing 12-quarter period for purposes of the service condition. The maximum term for RSUs granted under the Plan might not exceed seven years from the date of grant.

The following tables summarize RSU activity under the Plan for the nine months ended September 30, 2020:

	Number of Shares	Weighted- Average Grant Date Fair Value
Nonvested units as of December 31, 2019	294,277	$14.98
Granted	1,849,338	19.60
Vested	—	—
Forfeited and cancelled	(57,797)	15.46

Nonvested as of September 30, 2020	2,085,818	$19.07

As of September 30, 2020, the Company concluded that the liquidity event performance condition described above for the RSUs was not probable of being satisfied. As a result, the Company did not recognize any compensation cost during the nine months ended September 30, 2020 for any RSUs granted. In the quarter in which the performance-based condition is achieved, the Company will begin recording stock-based compensation expense using the accelerated attribution method, net of forfeitures, based on the grant date fair value of the RSUs. As of September 30, 2020, there was $39.8 million of unrecognized stock-based compensation expense related to unvested RSUs. Of this amount, $7.2 million relates to RSUs for which the service-based vesting condition had been satisfied as of September 30, 2020, calculated using the accelerated attribution method and the grant date fair value of the awards.

Stock-Based Compensation

The following table summarizes the weighted-average assumptions used in estimating the fair value of stock options granted during each of the periods presented:

	Nine Months Ended September 30,
	2019	2020
Expected dividend yield	—	—
Expected volatility	39.7% - 40.7%	51.8%
Risk-free rate	1.9% - 2.6%	0.5%
Expected term (in years)	5.4 - 6.1	6.1

Stock-based compensation expense is recorded in the condensed consolidated statements of operations as follows for the periods indicated (in thousands):

	Nine Months Ended September 30,
	2019	2020
Operations and support	$520	$521
Research and development	2,455	2,028
Marketing	993	1,012
General and administrative	3,896	2,522

	$7,864	$6,083

In February 2019, a select group of employees entered into secondary sale agreements to sell 1,090,562 common shares to new and existing stockholders of the Company at a purchase price of $17 per share, for an aggregate purchase price of $18.5 million. The purchase price was in excess of the fair value of such shares. As a result, for the nine months ended September 30, 2019, the Company recorded the excess of the purchase price above fair value of $2.4 million as stock-based compensation expense.

In August 2020, a select group of employees entered into secondary sale agreements to sell 647,802 common shares to new and existing stockholders of the Company at a purchase price of $22.50 per share, for an aggregate purchase price of $14.6 million. The purchase price was in excess of the fair value of such shares. As a result, during the three and nine months ended September 30, 2020, the Company recorded the excess of the purchase price above fair value of $1.0 million as stock-based compensation expense.

11.	Net Income (Loss) Per Share Attributable to Common Stockholders

The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated (in thousands, except share and per share data):

	Nine Months Ended September 30,
	2019	2020
Numerator:
Net (loss) income	$(33,946)	$20,906
Less: Undistributed earnings attributable to participating securities	—	(12,776)

Net (loss) income attributable to common stockholders, basic and diluted	(33,946)	8,130
Denominator:
Weighted-average number of shares used in computing net (loss) income per share, basic	12,093	12,433

Dilutive effect of assumed conversion of options to purchase common stock	—	5,491
Dilutive effect of assumed conversion of RSUs	—	92

Weighted-average number of shares used in computing net income (loss) per share, diluted	12,093	18,016

Net (loss) income per share attributable to common stockholders, basic	$(2.81)	$0.65

Net (loss) income per share attributable to common stockholders, diluted	$(2.81)	$0.45

The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share for the dates indicated because including them would have had an anti-dilutive effect (in thousands):

	Nine Months Ended September 30,
	2019	2020
Redeemable convertible preferred stock (on as if-converted basis)	52,287	52,287
Conversion of convertible notes(1)	—	—
Warrants to purchase redeemable convertible preferred stock	86	86
RSUs	18	1,130
Stock options	8,756	196

Total	61,147	53,699

(1)

The conversion of convertible notes into common stock is dependent on the price in a qualified initial public offering or other equity offering and the completion date of such offerings. These factors are not currently estimable and the number of common stock is not determinable.

Pro Forma Net Income Per Share Attributable to Common Stockholders

The following table presents the calculation of pro forma basic and diluted net income per share attributable to common stockholders for the period indicated (in thousands, except share and per share data):

	Nine Months Ended September 30, 2020
Numerator
Net income attributable to common stockholders		$8,130
Add: undistributed earnings attributable to participating securities		12,776
Add: change in fair value of convertible notes		516
Add: change in fair value of redeemable convertible preferred stock warrant liability		500

Net income used in calculating pro forma earnings per share attributable to common stockholders, basic and diluted		$21,922

Denominator
Weighted-average shares used in computing net income per common share, basic		12,433
Pro forma adjustment to reflect assumed conversion of redeemable convertible preferred stock		52,287
Pro forma adjustment to reflect assumed conversion of convertible notes

Weighted-average shares of common stock used in computing pro forma net income per share attributable to common stockholders, basic

Dilutive impact of stock options and RSUs		5,583
Weighted-average shares of common stock used in computing pro forma net income per share attributable to common stockholders, diluted

Pro forma net income per share attributable to common stockholders, basic	$

Pro forma net income per share attributable to common stockholders, diluted	$

12.	Income Taxes

The following table summarizes the Company’s effective tax rate from income for the periods presented (in thousands):

	Nine Months Ended September 30,
	2019	2020
(Loss) income before income taxes	$(33,816)	$21,131
Provision for income taxes	130	225
Effective tax rate	(0.38)%	1.06%

The tax expense for the nine months ended September 30, 2019 was primarily attributable to pre-tax foreign earnings. The Company’s effective tax rate of (0.38)% for the nine months ended September 30, 2019, differs from the U.S. statutory tax rate primarily due to valuation allowance recorded against domestic losses and the tax rate differences between the United States and foreign countries.

The tax expense for the nine months ended September 30, 2020 was primarily attributable to pre-tax foreign earnings. The Company’s effective tax rate of 1.06% for the nine months ended September 30, 2020, differs from the U.S. statutory tax rate primarily due to valuation allowance recorded against domestic losses and the tax rate differences between the United States and foreign countries.

The Company has a full valuation allowance on its U.S. federal and state deferred tax assets. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized through future operations. As a result of the Company’s analysis of all available objective evidence, both positive and negative, as of December 31, 2019 and September 30, 2020, management believes it is more likely than not that the deferred tax assets will not be fully realizable. Accordingly, the Company has provided a full valuation allowance against our deferred tax assets.

On March 27, 2020, the President of the United States signed into law the Coronavirus Aid, Relief, and Economic Security Act (H.R. 748) (the Cares Act). Among the changes to the U.S. federal income tax rules, the Cares Act, restores net operating loss carryback that were eliminated by 2017 tax reform and increases the limit on the deduction for net interest expense. While the Company’s analysis of the Cares Act’s impact on its cash tax liability and financial position has not identified any overall material adverse effect, the Company is still finalizing its assessment of the impact of this new legislation on the condensed consolidated financial statements and related disclosures.

On August 8, 2020, the President of the United States signed a series of executive orders expanding coronavirus economic relief to Americans. The president’s four orders extend unemployment benefits, provide a payroll tax holiday, defer student loan payments through 2020 and extend the federal moratorium on evictions. While the Company’s analysis of the new legislation’s impact on its cash tax liability and financial position has not identified any overall material adverse effect, the Company is still finalizing its assessment of the impact of this new legislation on the condensed consolidated financial statements and related disclosures.

13.	Retirement Plans

The Company has a 401(k) retirement and savings plan made available to all United States employees. The 401(k) plan allows each participant to contribute up to an amount not to exceed an annual statutory maximum. The Company may, at its discretion, make matching contributions to the 401(k) plan. The Company is responsible for the administrative costs of the 401(k) plan and has not made any contributions to the 401(k) plan for all periods presented.

14.	Related Party Transactions

The Company purchased healthcare services from certain entities affiliated with Jeffrey Epstein, a director of the Company. Mr. Epstein serves as a member of the board of directors of Kaiser Permanente. For the nine months ended September 30, 2019 and 2020, the Company purchased healthcare services in the amount of $1.1 million and $1.0 million, respectively. As of December 31, 2019 and September 30, 2020, $0.1 million each remained outstanding and is included in accounts payable on the accompanying condensed consolidated balance sheets.

15.	Subsequent Events

Subsequent events have been evaluated through December 4, 2020, which is the date these interim condensed consolidated financial statements were available for issuance.

In November 2020, the Company granted 141,889 RSUs with a weighted-average grant date fair value of $21.03. The RSUs are subject to both a service-based vesting condition, which is generally satisfied over four years, and a liquidity event-related performance vesting condition.

Our values embrace your weirdness focus on people lead with love together we grow embrace your weirdness focus on people lead with love together we grow

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the listing fee.

SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

Each of the amounts set forth above, other than the registration fee and the FINRA filing fee, is an estimate.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors, and other corporate agents.

Prior to the completion of this offering, we expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, prior to the completion of this offering, we expect to adopt amended and restated bylaws which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Further, prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended restated bylaws and in indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Since January 1, 2017, we made sales of the following unregistered securities:

Preferred Issuances

In October and November 2017, we sold an aggregate of 10,450,374 shares of its Series D redeemable convertible preferred stock to 16 accredited investors at a purchase price of $8.3729 per share, for an aggregate purchase price of $87.5 million.

Option, RSU and Common Issuances

Since January 1, 2017, we granted to our directors, officers, employees, consultants, and other service providers options to purchase an aggregate of 6,797,969 shares of our Class B common stock under our 2011 Plan at exercise prices ranging from $1.52 to $21.03 per share.

Since January 1, 2017, we issued and sold to our directors, officers, employees, consultants, and other service providers an aggregate of 3,101,717 shares of our Class B common stock upon the exercise of options under our 2011 Plan at exercise prices ranging from $0.06 to $14.80 per share, for a weighted-average exercise price of $0.94.

Since January 1, 2017, we granted to our directors, officers, employees, consultants and other service providers an aggregate of 2,285,504 RSUs for shares of our Class B common stock under our 2011 Plan.

Convertible Promissory Note Issuances

In September 2020, we issued senior unsecured convertible promissory notes due September 14, 2023 in the aggregate principal amount of $50.0 million to certain investors of the Company.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or public offering. We believe the offers, sales and issuances of the above securities were exempt from registration under the Securities Act (or Regulation D or Regulation S promulgated thereunder) by virtue of Section 4(a)(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering, or in reliance on Rule 701 because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1*	Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2*	Form of Restated Certificate of Incorporation of the Registrant to be in effect immediately prior to the completion of this offering.

3.3*	Bylaws of the Registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the Registrant to be adopted immediately prior to the completion of this offering.

4.1*	Form of Class A common stock certificate of the Registrant.

4.2*	Amended and Restated Investors’ Rights Agreement, dated October 20, 2017, by and among the Registrant and certain of its stockholders.

4.3*	Warrant to Purchase Stock issued to Comerica Ventures Incorporated by the Registrant, dated May 10, 2013.

4.4*	Warrant to Purchase Stock issued to Comerica Ventures Incorporated by the Registrant, dated July 17, 2013.

Exhibit Number	Description

4.5*	Warrant to Purchase Stock issued to Comerica Ventures Incorporated by the Registrant, dated May 22, 2015.

4.6*	Senior Unsecured Convertible Note Purchase Agreement, dated September 15, 2020, by and among the Registrant and certain investors of the Registrant, and the form of Senior Unsecured Convertible Promissory Note thereunder.

5.1*	Opinion of Goodwin Procter LLP.

10.1*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2#*	2011 Stock Option and Grant Plan, as amended, and forms of agreements thereunder.

10.3#*	2020 Stock Option and Incentive Plan, and forms of agreements thereunder.

10.4#*	2020 Employee Stock Purchase Plan, and form of agreements thereunder.

10.5#*	Senior Executive Cash Incentive Bonus Plan.

10.6#*	Senior Executive Incentive Bonus Plan.

10.7#*	Non-Employee Director Compensation Policy.

10.8#*	Non-Employee Directors’ Deferred Compensation Program.

10.9#*	Form of Offer Letter between the Registrant and each of its executive officers.

10.10*	Sublease Agreement, dated August 31, 2015, by and between the Registrant and Perfect World Entertainment, Inc., as amended May 3, 2017, as further amended September 13, 2017.

10.11*	Loan and Security Agreement, dated December 1, 2011, by and between the Registrant and the Comerica Bank, as amended May 10, 2013, as further amended February 3, 2014, as further amended May 22, 2015, and as further amended June 15, 2016.

10.12*	Office Lease Agreement, dated August 9, 2018, by and between the Registrant and The Towers @ Shores Center.

16.1*	Letter Regarding Change In Independent Accountants.

21.1*	Subsidiaries of the Registrant.

23.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.2*	Consent of Goodwin Procter LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (see page II-5 of this Registration Statement on Form S-1).

*	To be filed by amendment.
#	Indicates management contract or compensatory plan, contract or agreement.

(b) Financial Statement Schedules.

All schedules are omitted because the required information is either not present, not present in material amounts or is presented within the consolidated financial statements included in the prospectus that is part of this registration statement.

ITEM 17. UNDERTAKINGS.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Redwood City, California, on                , 2020.

POSHMARK, INC.

By:
Manish Chandra
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Manish Chandra and Anan Kashyap, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign the Registration Statement on Form S-1 of Poshmark, Inc., and any or all amendments (including post-effective amendments) thereto and any new registration statement with respect to the offering contemplated thereby filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Manish Chandra	Chief Executive Officer and Director (Principal Executive Officer)

Anan Kashyap	Chief Financial Officer (Principal Accounting and Financial Officer)

Navin Chaddha	Director

Jeffrey Epstein	Director

John Marren	Director

Jenny Ming	Director

Hans Tung	Director

Serena J. Williams	Director